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03007981

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME: Aeldon Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 16 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3893

FISCAL YEAR 12-31-02

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12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE: 4/10/03

82-3893

NEDCOR LTD

AR/S
12-31-02







Nth degree





Annual Report 2002

Nedcor Group structure and history

Structure as at 1 January 2003



NEDCOR
Nedcor Wealth Management
BOE 50%
Gerrard Private Bank 74%
CHISWELL 100%
STENHAM GESTINOR 100%
Nedbank Limited
Technology and Operations
Group Capital Management
Support Services
Nedbank Corporate
NEDBANK CORPORATE
Nedbank Retail
NEDBANK
Peoples Bank Limited 70%
Peoples Bank
Imperial Bank 50,1%
IMPERIAL BANK
Alliances
Pick 'n Pay Go Banking
Old Mutual Bank
Amex/Capital One
Alliances
Capital One
JD Group
Old Mutual Group Schemes

1830 · 1870 · 1910 · 1950 · 1970 · 1980 · 1990 · 2000 · 2010

- The Cape of Good Hope Savings Bank Society was established in 1831 (SA's oldest bank).
- The South African Association for the Administration and Settlement of Estates ('SAASE'), the first trust company in the world, was established in 1834.
- The SAASE was absorbed into Syfrets Trust Company Limited ('Syfrets') in 1851.
- The Kimberley Permanent Building and Investment Society was formed in 1841.
- The Board of Executors was established as a trust company in 1838.
- The Kimberley Permanent Mutual Building and Investment Society was founded in 1883.
- The Natal Building Society ('NBS') was established as a building society in 1882.
- The Kimberley Permanent Mutual Building and Investment Society changed its name to the South African Permanent Building Society (later known as Permanent Bank).
- Nederlandsche Bank & Kredietvereeniging was established in Amsterdam, Netherlands, in 1888 (name changed to Nederlandsche Bank voor Zuid-Afrika ('NBZA') 1903).
- Transvaalsche Bank en Handelsvereeniging merged with NBZA in 1925.
- Boland Bank was established as a regional general bank in 1900.
- Transvaalsche Bank en Handelsvereeniging was formed in 1898, preceded by a partnership, Baerveldt & Heyblom, which was formed in 1892.
- The Credit Corporation of SA Limited was established in Cape Town in 1946.
- Union Acceptances Limited was established in 1955 as SA's first merchant bank.
- Nederlandsche Bank was established as a South African banking company, and changed its name to Netherlands Bank of South Africa Limited in 1951.
- Syfrets SA was listed on the JSE Securities Exchange in 1969.
- Lease Plan International Limited was formed in 1962.
- The merchant bank Finansbank Limited was established in 1970.
- Union Acceptances Limited was listed on the JSE Securities Exchange in 1972.
- Nedbank Group Limited was formed from the merger of Syfrets SA and Union Acceptances Limited and Nedbank Limited in 1973.
- The Netherlands Bank of South Africa changed its name to Nedbank Limited in 1971.
- Nedfin Bank Limited was formed in 1974, from the merger of Credcor Bank Limited with Lease Plan International.
- Nedbank Limited was merged with the South African Permanent Building Society to form NedPerm Bank Limited in 1988.
- BoE was listed on the JSE Securities Exchange in 1987.
- Old Mutual became the major shareholder (53%) of Nedbank Limited in 1986.
- Nedbank Limited opened branches in Jersey, Hong Kong and Grand Cayman, as well as a banking company in Zurich in 1984.
- Union Acceptances Limited changed its name to UAL Merchant Bank Limited in 1983.
- The Nedbank Group changed its name to Nedcor Bank Limited and Nedbank, Nedfin Bank and Permanent Bank became divisions of Nedcor Bank Limited in 1992.
- Nedbank Investment Bank was created in 1986 as a result of the acquisition of Finansbank Limited. The Cape of Good Hope Bank Limited became part of Nedbank Group Limited simultaneously.
- Permanent Bank and Old Mutual Bank were merged to form Old Mutual Bank in 2001.
- Syfrets, UAL and Nedbank Investment Bank were merged to become Nedcor Investment Bank ('NIB') in 1997.
- On 12 July 1999 Old Mutual was demutualised and listed on the London Stock Exchange.
- NIB was listed on the Johannesburg and Namibian stock exchanges in August 1999, and acquired Edward Nathan and Friedland.
- BoE was merged with NBS and Boland PKS in 1998.
- Nedcor Limited and BoE were merged in June 2002.
- Nedcor Bank Limited changed its name to Nedbank Limited in November 2002.
- NIB minority shares were acquired by Nedcor Limited in October 2002. NIB was delisted.
- Permanent Bank split its operations into Permanent Bank and Peoples Bank, which were launched with new identities in 1995.

Key:
- History of BoE
- History of the Nedcor Group
- History of NIB, Syfrets and UAL
- History of Perm, Peoples Bank and Old Mutual Bank

NEDCOR

Nth degree

. . . how it affects the way we behave

These are the values of our company. All individuals practise these values in everything they do. So that we can be the leading bank in South Africa and the most sought-after company to work for. This demands that all reach beyond their very best and do everything to the Nth degree.

- Teamwork[N]
- Integrity[N]
- Respect[N]
- Professionalism[N]
- Trust[N]

Contents

Financial highlights	2	Risk management	100
Chairman's statement	5	Group Financial Director's review	130
Economic review	11	Value-added statement	139
Board of Directors	12	Five-year review	140
Chief Executive's review	15	Multicurrency balance sheet	142
Merger and integration	20	Multicurrency income statement	144
Employee merger communication campaign	22	Currency balance sheet	146
Operations	24	Group capital adequacy	147
Operational review	53	Average balance sheet and related interest	148
Corporate governance	67	Interest rate risk analysis	149
Corporate citizenship	80	Financial statements and statutory information	151
Remuneration report	90		

Group structure and history



Teamwork

Great teamwork requires a shared vision and passion. At the core are committed individuals who'll offer encouragement and support. But effective teamwork also requires leaders who put the team's interests before their own.



Financial highlights

2002 Rm	2001 Rm	% growth		2002 US$m	2001 US$m	% growth
			Key balance sheet items			
17 046	14 830	15	Ordinary shareholders' equity	**1 982**	1 231	61
1 987			Preference share capital and premium	**231**		
19 033	14 830	28	Total shareholders' equity	**2 213**	1 231	80
235 449	175 591	34	Deposits, current accounts and other creditors	**27 378**	14 572	88
7 568	3 829	98	Long-term debt instruments	**880**	318	177
273 784	197 665	39	Total assets	**31 835**	16 404	94
31 594	22 350	41	Cash, short-term funds and other short-term securities	**3 674**	1 855	98
201 539	151 055	33	Advances and other debtors	**23 435**	12 536	87
1 120	973	15	Acceptances	**130**	81	61
4 836	3 501	38	Specific provision for bad and doubtful advances	**562**	291	94
1 717	1 653	4	General provision	**200**	137	46
6 553	5 154	27	Specific and general provisions	**762**	428	78
			Key income statement items			
12 218	11 418	7	Total income	**1 421**	948	50
1 778	1 058	68	Specific and general provisions†	**207**	88	135
3 313	4 544	(27)	Profit from operations before exceptional capital items	**385**	377	2
984	13	7 469	Net profit for the year	**114**	1	10 506
2 585	3 789	(32)	Headline earnings	**301**	314	(4)
3 366	3 093	9	Core earnings	**391**	257	52
Cents	Cents			**US cents**	US cents	
1 022	1 574	(35)	Headline earnings per share	**119**	131	(9)
1 330	1 284	4	Core earnings per share	**155**	107	45
515	500	3	Dividends per share	**60**	41	44
Rbn	Rbn			**US$bn**	US$bn	
30,1	30,3	(1)	Market capitalisation	**3,5**	2,5	39
			Rand/US$ exchange rate	**8,600**	12,050	

Selected ratios†	**2002 %**	2001 %
Return on average shareholders' equity (ROE)	**21,9**	20,6
Return on average assets (ROA)	**1,57**	1,83
Capital adequacy	**11,0**	11,4
Net interest income to interest-earning assets	**2,88**	3,15
Non-interest revenue to total income	**52,4**	49,0
Doubtful-debt provisions to total advances	**3,1**	3,3
Efficiency ratio	**55,4**	52,5

† *Based on core earnings calculations, excluding all exceptional items.*

Segmental analysis – core earnings December 2002


SA retail 20%
SA commercial 14%
SA corporate and investment 39%
T&O investments (1%)
Internal funding and group operations 7%
BoE 7%
International Nedcor Bank 3%
Gerrard Private Bank 2%
International Nedcor Investment Bank 9%

Segmental analysis – core earnings December 2001


SA retail 13%
SA commercial 23%
SA corporate and investment 41%
T&O investments 1%
Internal funding and group operations 6%
International Nedcor Bank 5%
Gerrard Private Bank 1%
International Nedcor Investment Bank 10%

Core earnings per share (cents)


790
985
1 103
1 284
1 330
98
99
00
01
02

Headline earnings per share (cents)


822
1 324
1 260
1 574
1 022
98
99
00
01
02

Shareholders' equity (Rbn)


9,1
9,7
15,4
14,8
19,5
98
99
00
01
02

Efficiency ratio – core (%)


56,7
52,3
52,5
52,3
55,4
98
99
00
01
02

Market capitalisation and shares in issue


233
237
242
244
271
23,3
32,5
41,4
30,3
30,1
98
99
00
01
02
Market capitalisation (Rbn)
Shares in issue (million)

Capital adequacy


9 577
11 629
15 338
18 719
22 985
98
99
00
01
02
Capital required (10%) (Rm)
Capital available in banking operations (Rm)



Integrity

We welcome and believe in people of integrity. We applaud the individual who practises honesty and fairness. Ultimately each individual's strength of character will ensure that we maintain a business with integrity.

Chairman's statement

The past year has been a period of enormous upheaval for financial markets, with considerable spillover into the banking sector. In the economic sphere the euphoria of the second half of the 1990s faded even further as economic weakness continued and stock market values – initially in the technology area, but more widespread subsequently – declined for a third consecutive year.

The economy

Global

The global economy showed some consolidation in 2002. However, there is no obvious locomotive for growth in 2003. US consumers, supported by their government's willingness to tolerate a significant trade deficit, have driven global economic growth to a large extent. With the US slowing, the European and Japanese economies are not displaying the expansion necessary to assist in the stimulation of the global economy.

The behaviour of consumers, particularly in the US, remains puzzling, and may hide the economic adjustments that will ultimately be necessary. One lesson from the bursting of the dotcom bubble is that, as soon as the cost of capital becomes meaningless, the allocation of capital and resources gets distorted. A similar distortion may well be under way in the US consumer market where, owing to unsustainable low borrowing costs and fuelled by fiscal expansion, consumers remain relatively buoyant despite low savings and massive debt.

The behaviour of consumers, particularly in the US, remains puzzling, and may hide the economic adjustments that will ultimately be necessary.



Another consumer-related challenge is the fact that property prices as a rule follow stock market trends over a period of time. At the time of writing this little adjustment has taken place in either the US or the UK. There should be some concern that any downward adjustment in property values could have a dramatic impact on consumer behaviour, as significant mortgage refinancing has taken place in the US against the backdrop of the low-interest-rate cycle.

RSA

To some extent SA has been insulated against these global trends, showing better growth over the current cycle than many developed countries. This was mainly the result of:

- the major currency depreciation in late 2001;
- a significantly improved export performance, supported by the currency depreciation and productivity improvements; and
- good performance in the tourism industry, helped by great value for money and events such as the World Summit on Sustainable Development.

To some extent SA has been insulated against these global trends, showing better growth over the current cycle than many developed countries.

The outlook for 2003 also appears reasonably positive. Interest rates and inflation should fall as the year progresses, significant plans for capital formation in many industries have already been announced and a further fiscal boost will flow from the dividends of good public finance management. However, if the current slowdown in the world economy persists, the rand's recent strength could begin to impact negatively on exports, bringing SA back into line with global trends.

Nedcor's low-risk strategies, based on the concept that the low-cost producer will ultimately prevail, put us in a good position to participate in the consolidation of the industry.

For local banks to become competitive with their international peers on a cost, volume and distribution basis, further consolidation of financial services may be necessary.

The banking industry

This has also been a year of major upheavals for the banking sector. The market adjustments referred to earlier, on the back of the depressed mood as a result of the events of 11 September 2001 as well as the ensuing corporate governance scandals, gave rise to a lack of business confidence that had a much wider economic impact than just on stock exchange values. With financial services being such an integral part of the economy, these adjustments had a major impact on banks: firstly on their access to capital; and secondly through the effects on their clients and markets.

The flight to quality by depositors in SA forced a major restructuring of the banking industry, especially among second-tier banks. No fewer than 50 banking licences were cancelled, either through consolidation or voluntary termination. However, Nedcor's low-risk strategies, based on the concept that the low-cost producer will ultimately prevail, put us in a good position to participate in the consolidation of the industry that followed. We used the opportunity of our merger with BoE to restructure the expanded Nedcor Group into a more focused, integrated and unitary organisation by reducing the number of brandnames under which we traded from 20 to 12 and the number of banking licences in SA and the UK from eight to four.

Although initially giving rise to some operational disruption, over time this will place Nedcor in a very competitive position as a result of our being able to process additional volumes through our existing tried and tested infrastructure and channels.

Some concern has been expressed about the degree of concentration of banking in SA but, as can be seen from the graph below, the situation domestically is not out of line with that in other emerging markets. For local banks to become competitive with their international peers on a cost, volume and distribution basis, further consolidation of financial services may be necessary. It remains very difficult for domestic banks to compete with international banks on scope, while not always enjoying sufficient economies of scale.

Banking sector concentration[1]


South Africa
Poland
Hungary
Czech
Brazil
Chile
Mexico
Turkey
Israel
Greece

1 = Number of banks comprising more than two-thirds of the market share in total client deposits
Source: Central Bank data, Morgan Stanley Research

Public trust and confidence remain the cornerstone of a sound and successful service industry, especially banking. It is for that reason that the collapse of the accounting firm Arthur Andersen and, more so, the banking crisis among the smaller banks in SA came as ruthless reminders to us all of our fiduciary responsibilities in dealing with depositors' moneys, as well as of the sensitivity of foreign investors to the stability of the domestic banking industry and service industries in general.

The role of business, particularly given SA's complex social circumstances, should always involve trying to meet client needs, but in a way that provides a fair reward to shareholders, satisfying careers to staff and upliftment to the community, all in a socially responsible manner.

The overaggressive pursuit of any one of these objectives, however, can cause distortions – a danger against which directors and management have to guard constantly. This is currently of particular importance in SA where focused attention by pressure groups sometimes overlooks the needs of other stakeholders.

In this regard, the outcome of the banking industry's discussions with the authorities needs to be handled sensitively to ensure that we maintain the appropriate balance between competing stakeholder interests, public trust and confidence. Our view is that the solution to the challenge of housing the disadvantaged lies more in public/private partnership structures than in directed lending.

The outcome of the banking industry's discussions with the authorities needs to be handled sensitively to ensure that we maintain the appropriate balance between competing stakeholder interests, public trust and confidence.

Nedcor/Old Mutual relationship

While the Old Mutual Group has been invested in the Nedcor Group for many years (Nedcor is a subsidiary of Old Mutual plc), over the more recent period both groups have adopted as a strategic focus the building of synergies between Nedcor and Old Mutual South Africa. In this context the relationship has blossomed into wider cooperation in respect of both markets and products, as is more fully described in the Chief Executive's review on pages 14 to 19.

Governance

In the past year, following the high-profile commercial failures of major, mainly US, corporations, corporate governance was placed firmly in the spotlight. In the US the Sarbanes-Oxley legislation, in Germany the Cromme Code, in France the Bouton Report and, most recently, in the UK the Higgs Review were published. Closer to home, of course, there was the King II Report.

Nedcor has made considerable efforts to ensure we observe the highest governance standards.

All of these reports have been concerned with the core governance challenge of ensuring companies are held properly accountable to their shareholders. As we repeat in the corporate governance section of this report, Nedcor has made considerable efforts to ensure we observe the highest governance standards.

It is necessary, though, to sound a cautionary note. There is a risk of governance degenerating into a costly bureaucracy, with a real danger of management falling into the trap of neglecting the efficient running of the business in favour of compliance. This would do great harm to businesses and the economy and should be strenuously avoided. In this regard we should take heed of Derek Higgs's words: 'Compliance with the Code is not an end in itself, but a means to optimising corporate performance in the interests of shareholders and the economy. Good corporate governance must be an aid to productivity, not an impediment'.

Outlook

In my statement last year I indicated that 2001 had been a year of planning and consolidation. 2002 was one for laying the foundations for the next phase of growth. The 2003 focus, on the other hand, is the successful integration of the BoE merger and restructure of the new Nedcor organisation, leading to the delivery and timely realisation of the targeted rationalisation benefits. In addition, on the international front we are concentrating on the successful delivery of the various technology and software developments with which we are involved.

2002 was a year for laying the foundations for the next phase of growth.

Nedcor, following the restructure, is well-positioned to show core growth.

Reasonable economic growth and falling interest rates should help margins and ease bad debts, but lower interest rates will also lower our endowment income. We believe there is a danger, at least for a period in this declining interest rate cycle, of real interest rates increasing, which will have a negative impact on asset growth and consumer credit.

Against this backdrop, complicated by the global political and regional social uncertainties, we expect a tough year ahead for the banking industry in general. Nedcor, following the restructure, however, is well-positioned to show core growth with the focus on rationalisation benefits that will accrue over time, backed by our ability to gain selective market share, as demonstrated over the past year.

Results

Although we had hoped for better results, we were nevertheless pleased to report another year of positive growth in core earnings before translation effects, albeit more modest than in recent years. At the headline earnings level the volatility in the value of the rand had a significant impact on results, with the translation gains of 2001 reversing to become translation losses in 2002. While both strong and weak currencies have their advantages, SA would benefit from a sustainable, stable currency.

SA is at the forefront of the adoption of International Accounting Standards and the application of IAS 39: Financial Instruments (called AC 133 in South Africa) is likely to create a consequential volatility in reported results for Nedcor and the banking industry from 2003 onwards. IAS 39 is extremely complex and SA is adopting it ahead of many of our major trading partners. However, it does embrace further movements towards fair-value accounting, present-value provisioning and other principles inherent in the Basel II Capital Accord that the international banking community will be adopting in 2006.

Although we had hoped for better results, we were nevertheless pleased to report another year of positive growth in core earnings.

Appreciation

The BoE merger and subsequent group restructure necessitated an increase in the board from 20 to 25 members. This is larger than we would have liked, but was necessary to provide recognition and continuity within the restructured and integrated group. Over the next few years we expect to see the size of our board reduce. However, as can be seen from the level of activities of the board committees, in the wake of recent developments in corporate governance it is a real challenge for a relatively small board of directors effectively to govern a modern, large and complex banking organisation according to the standards expected by stakeholders and regulators.

During the year we took leave of Mike Leeming and Tim Curtis, both of whom reached their stipulated retirement ages. Following the merger Dr Bill Venter and Clive Parker decided not to make themselves available for reelection, while Eric Molobi and Gerhard van Niekerk joined the Peoples Bank Board. Our deep appreciation goes out to these directors for the many years of loyal service and constructive contribution.

As part of the restructure we welcomed Chris Ball, Tom Boardman, Dr Izak Botha, Rick Cottrell, Barry Davison, Nick Dennis, Prof Brian Figaji, Phutuma Nhleko and Cedric Savage. During the short period they have been directors we have already benefited from their experience and wise counsel. During the year we were also delighted to be able to welcome Hixonia Nyasulu, who has had a significant impact on board deliberations.

As already indicated, this year has not been as good as we would have liked and in such circumstances a difficult one for management. On behalf of the board I should like to extend our thanks and congratulations to Richard Laubscher and his executive team for the manner and spirit in which they tackled and dealt with the issues and particularly for the leadership displayed by Richard in dealing with these challenges.

In a regulated industry such as financial services much reliance is placed on the support and cooperation of regulators and authorities in the smooth execution of corporate activity. We should like to record our appreciation for the manner and professional efficiency with which the regulators and authorities dealt with the issues affecting our activities.

Finally, as a board we are very appreciative of the effort and passion with which our staff attend to their duties and responsibilities and ever-mindful that our success is based on the loyal support and encouragement given by our various stakeholders and associates. To all of them our thanks.

CF Liebenberg
Chairman

Respect

To be truly successful we have to respect the dignity and worth of each other. We not only acknowledge our differences, but also learn to embrace them. And even though we're a business, we never forget to practise acts of simple human kindness.



Economic review

Overview

The SA economy performed relatively well in 2002 following the traumatic events in late 2001. Growth of around 3% was achieved despite rising inflation and a rise in interest rates of four percentage points in the wake of the rand's collapse in late 2001, as well as an uncertain international economic environment following the events of 11 September 2001 and the collapse in global equity prices.



Dennis Dykes
Chief Economist

Consumer spending again provided the cornerstone for growth during the year. Over the past three years households have been supported by good gains in disposable income and a lower debt burden. The significant tax cuts in the 2002/03 budget helped to offset the effects of higher interest rates. The hosting of the UN's World Summit on Sustainable Development and increased tourism also provided a boost to spending. SA is seemingly being seen as a comparatively safe and good-value destination. All this combined to lift consumer and business confidence as the year progressed.

Improved business sentiment was also reflected in the sharp rise in capital formation over the year. Although this was still off a relatively low base following the sharp contraction in the wake of the 1998 emerging-market crisis, it was built on the modest recovery in 2001 and was reasonably broad-based across sectors.

The strong rise in domestic spending was unfortunately not matched by external demand. Weakness in the global economy led to reduced export volumes, although certain sectors did well because of higher prices, such as gold, platinum and steel, as well as the weaker rand.

The rand itself again dominated both the financial and economic climate. After collapsing by 34% in 2001, it rallied by 25% on a trade-weighted basis in 2002. Much of the decline as well as the recovery came in the second half of each year. As a result the rand was down 21% on average in 2002, providing an important boost to the economy and sheltering exporters from the difficult global environment. Unfortunately it also led to significantly higher inflation. The situation was further exacerbated as the effects of poor weather conditions globally and regional shortages combined to push food prices higher. As inflation moved back into double digits, the Reserve Bank was forced to tighten monetary policy, raising interest rates by four percentage points over the year.

Outlook

There are hopes that the economic upswing will gain momentum in 2003. Both inflation and interest rates can be expected to fall significantly during the year as the firmer rand and last year's monetary tightening start to take effect. Consumers will also be supported by another relatively expansionary budget. The government has already promised tax cuts for at least the middle- and lower-income groups and should also be in a position to expand capital spending. The private sector has announced plans for expanded fixed investment spending, which should be further supported by lower interest rates.

The key danger to this improved outlook remains the global economic and financial climate. Although most anticipate that the worst of the weakness is now over, it remains unclear how significant structural problems in each of the major developed economies will impact on any cyclical recovery. In the US massive individual and corporate debt and a growing current account deficit threaten to drive the dollar lower and keep growth modest at best. Japan still needs to carry out financial sector reforms and Europe is struggling to keep government finances under control. Asset prices remain high despite declines in equity markets over the past three years, adding to the complicated mix. If this environment deteriorates further, SA exports will be constrained in both value and volume terms and financial markets will remain volatile.

Board of directors



CF Liebenberg
Chairman
Non-executive



PG Joubert
Deputy Chairman
Non-executive



Prof MM Katz
Vice-chairman
Executive



RCM Laubscher
Chief Executive
Executive



CJW Ball
Independent non-executive



TA Boardman
Executive



Dr IJ Botha
Executive



WAM Clewlow
Deputy Chairman elect
Non-executive



RG Cottrell
Independent non-executive



BE Davison
Independent non-executive



N Dennis
Independent non-executive



Prof B de L Figaji
Independent non-executive



BJS Hore
Executive



MJ Levett
Non-executive



JB Magwaza
Independent non-executive



ME Mkwanazi
Independent non-executive

NEDCOR

Our board is responsible for achieving continuous prosperity for our stakeholders



SG Morris
Executive



DGS Muller
Executive



ML Ndlovu
Executive

Directors' responsibilities are set out in the corporate governance report on pages 67 to 79.



PF Nhleko
Non-executive



TH Nyasulu
Independent non-executive



JVF Roberts
Non-executive



AA Routledge
Executive



CML Savage
Independent non-executive



JH Sutcliffe
Non-executive

Extended curricula vitae of the directors can be found on page 217.



Professionalism

As individuals we're continually raising standards in our pursuit of excellence. We strive to deliver what was promised on time, if not sooner. Our job is simply not done until our stakeholders and we are all more than satisfied.



NEDCOR

Chief Executive's review

Domestic consolidation

During the year under review the SA banking industry experienced a period of intense consolidation. Some banks disappeared completely from the scene, some were sold off piecemeal to various players and others handed back their banking licences, essentially leaving the five big local banks and the internationals to carry on business in 2003 and beyond. 2002 also saw a number of international banks retreating from SA. This consolidation was driven by banks' need to achieve scale, critical mass by product and segment, lower unit costs, and the geographical spread that sheer size allows. This is what we had in mind and are currently achieving with the Nedcor BoE merger, which was the dominant event for the group in 2002.

During the year under review the SA banking industry experienced a period of intense consolidation.

We used this opportunity to streamline our overall group structure by including Nedcor Investment Bank ('NIB') and Cape of Good Hope Bank ('CoGHB'), together with BoE Bank ('BoE'), in the newly constituted Nedbank Limited ('Nedbank'). The NBS, Cashbank and PEP Bank divisions of BoE were incorporated into Peoples Bank, the empowerment subsidiary of Nedbank. By creating a corporate, as well as a retail and wealth management cluster, we were able meaningfully to group our major activities across companies, divisions and brands. The corporate cluster includes Nedbank Corporate, Nedbank Commercial, Nedcor Investment Bank, BoE Business Bank, BoE Corporate, BoE Merchant Bank, the corporate activities of CoGHB, and the treasuries of Nedcor, NIB, BoE and CoGHB. The retail and wealth management cluster is made up of Nedbank Retail (including Pick 'n Pay Go Banking) and Old Mutual Bank (incorporating the old Permanent Bank) on the retail side, with the unit trust and portfolio management and private client asset management operations of BoE and NIB forming the wealth management activities. Peoples Bank continues to focus on both retail and commercial clients, although its current client base is predominantly retail.



We have established a groupwide integrated risk management function to manage risks centrally across all these operations.

The merging of BoE, NIB and CoGHB with Nedbank has been done to date with negligible negative client impact. Legal Day One, the merging of the banking licences, went exceptionally well and we are slightly ahead of our merger timelines with regard to business benefits and synergy extraction. Peoples Bank's strong empowerment credentials are being validated by good performance in the market, and Peoples Bank has further benefited from the expanded client base and distribution capabilities within the respective retail banking divisions of BoE.

The merging of BoE, NIB and CoGHB with Nedbank has been done to date with negligible negative client impact.

Group events

The group events supporting these aforementioned activities were in themselves substantial. Once the BoE merger was finalised, it was followed by the buyout of the NIB minorities. For these transactions and to optimise our capital we placed the largest corporate bond in SA history, issued additional ordinary shares and were responsible for a pioneering preference share placement, which together resulted in R9,2 billion in primary and secondary capital being raised, and in the process we feel we are moving towards an optimal capital mix.

International developments

In the international arena we continued our strategy of being selective in focusing on particular markets, and market segments, where we are comfortable that we can make an impact. In the Far East we continued to expand our trade finance activities, which held up well relative to the downturns experienced in many other regions. Our technology investments contributed skills, which allowed us to initiate global processing activities. International reaction has been positive, although the initiative is at an early stage. Translated back into the SA banking environment, the improvements from this process should position us ahead of the industry with regard to information technology enhancement, while the capacity created by our investment in technology without doubt gave us a key competitive edge in facilitating the merger with BoE.

Financial charter

We are supportive of the creation of a sector charter, and have been closely involved in its formulation so far.

The process of establishing the mining charter has provided a valuable learning curve for the creation of a charter for the SA financial services sector. We are supportive of the creation of a sector charter, and have been closely involved in its formulation so far. While the finalisation of agreed parameters is some way off, we are confident Nedcor is well-placed, which is testimony to some of our initiatives going back as far as six or seven years.

Recognition of this are the Business Map, Enterprise Development Forum/Black Business Council and Black Management Forum empowerment awards garnered by Peoples Bank, as well as Nedcor being placed first in BEE Control, Employment Equity, Skills Development and Social Development and second in BEE Ownership in the Empowerdex Empowerment Watch: Broad-based Economic Empowerment Survey of JSE-listed Companies 2002. Our success in this area creates a degree of confidence within the broader Nedcor Group that, while this new era is filled with challenges, it also offers opportunities on which we can capitalise.

The recent sale of a majority stake in BoE Asset Management to an empowerment consortium, led by AKA Capital, is another exciting development on this front.

Results for the year

The year 2002 has been a challenging and eventful one.

The year 2002 has been a challenging and eventful one with the abovementioned consolidation in the banking sector and the corporate activities undertaken by the group. Added to this the industry experienced extreme volatility of rand exchange rates, four successive interest rate hikes, troubles in the microlending industry, liquidity stress in or failure of some smaller banks and referred difficulties from unsettled global markets. Against this background Nedcor increased core earnings by 9% from R3 093 million to R3 366 million. Core earnings per share, due to the dilutory effect of new shares issued, grew at a lower rate of 4% from 1 284 cents per share to 1 330 cents per share. Headline earnings declined by 32% from R3 789 million to R2 585 million, due mainly to the movement of the exchange rate. For further information see the Group Financial Director's review on pages 130 to 138.

Areas that have disappointed and therefore require further attention

Certain areas of our performance last year were disappointing:

- An exposure to small and medium enterprises through an initiative in the late nineties focused on developing this sector of the economy. While providing potentially higher returns, it has an increased risk profile. High growth was experienced and the book grew to R3,2 billion. However, following the spike in the interest rate in 1998, this book included a large portion of non-performing advances. During 2002 it became apparent that recoveries from this non-performing book (totalling R698 million) were deteriorating and the group finally wrote off an additional R466 million over and above an amount of R190 million already charged against 2002 earnings. The book was then sold prior to the year-end. This has been covered in further detail in the Group Financial Director's review.

- In the microlending arena Nedcor also encountered some difficulties owing to the well-publicised problems experienced in this industry. On an industry-relative basis we emerged fairly well, notwithstanding the fact that we were disappointed with the endresult. As a percentage of our total book (0,5%) this recalcitrant area was very small indeed.
- Considerable writedowns in the case of Didata and IQ impacted negatively on our attributable earnings.

We do believe that the negative consequences of these items are largely behind us and that the strength of our R274 billion balance sheet positions us well for the future.

The size of the merged group allows speciali-sation, while enabling the group to offer a full range of banking services to corporate and commercial as well as retail clients.

Strategic positioning

The group structure has been set up to service our varied clients optimally. The size of the merged group allows specialisation, while enabling us to offer a full range of banking services to corporate and commercial as well as retail clients. With the considerable technology investment required in banking, the group decided to offer outsource services, which allows us to utilise capacity created and, in due course, to defray some of these costs and to profit from it. Prior to the BoE merger Nedcor entered into several alliances to gain market share in areas where the group had been weak. These alliances are predominantly on the retail side. Our alliance with Imperial Bank is proving most exciting not only for ourselves, but also for Imperial and its clients, and we are ahead of the ambitious targets that we jointly set. The alliance with Pick 'n Pay is gathering momentum quickly, with our client base growing by more than 2 600 a week. The Shop 'n Save programme, whereby Go Banking clients receive generous discounts on their shopping at Pick 'n Pay, is proving to be very popular. The parameters for our bancassurance and wealth management relationship with Old Mutual are in place, involving the inclusion of Permanent Bank into Old Mutual Bank.

These strategic initiatives have moved from the embryonic planning stage to the implementation stage, which positions us well for the future. It is apparent that much of this activity is concentrated on core banking within the SA geographic area.

We are fortunate that, through the composition of our merged core businesses and the attributes of our alliances we have gained:

- one of the largest banking footprints in SA;
- some of the best possible partners in SA;
- an improved bancassurance and wealth management model;
- a strong focus on our client franchise; and
- a powerful force in corporate and investment banking with the creation of Nedbank Corporate.

On the people front the newly merged group is rich in talent, having depth of management and capacity at all levels.

People

On the people front the newly merged group is rich in talent, having depth of management and capacity at all levels. Following the merger with BoE and subsequent reorganisation we shall be reducing our staff complement from 25 700 people to approximately 21 850 people. We hope that attrition will account for most of the required reduction, but anticipate that there will be a number of retrenchments. The group restructuring has allowed skills and best practice to filter across the group, in the process considerably raising the bar for future performance, and in particular has increased our regional geographic strength. The depth and breadth of our human resource asset augur well for the future.

Trust

Trust is the cornerstone of how we build long-term relationships with our clients and colleagues. We earn trust by adopting the highest of ethical standards, being honest and transparent, ensuring our conduct is professional, and by taking full responsibility for our actions.



Chief Executive's review continued

In addition to the ongoing training and development efforts, and as a result of last year's corporate events, certain specific initiatives are under way. To realise fully the potential of people facing possible job relocation not only for themselves, but also for the group, we have set up an employee development and deployment centre. It provides counselling, consisting of emotional support, financial advice and, if necessary, redeployment and outplacement. Specifically in the area of job creation support we are promoting entrepreneurial initiatives such as exclusive outsourcing of contracts to small, micro and medium enterprises founded by former employees, quite often in partnership with the Nedcor Foundation and the Banking Sectoral Education Training Authority.

Conclusion

We believe that our strategy offers low-risk growth opportunities and focuses on markets and initiatives that lie within our core competencies, specifically relating to low-cost and function-rich banking in SA. The global processing arena, while daunting, is most exciting and, as SA expands its trade penetration, we are well-positioned as a facilitator. We have set the foundations to address successfully the impending and necessary transformation in the industry and the country.

The challenge for 2003 and beyond is the successful implementation of the merger and integration plans and the realisation of the anticipated synergies, while delivering an enhanced client experience and improved returns to shareholders. These are medium-term objectives and, while 2003 is likely to be a positive year, it will also be a year of transition as the merger starts to bed down. The benefits of the merger are likely to be more evident in 2004 and beyond.

Our thanks to all who have contributed during this challenging and eventful year. In particular a special thanks to all our staff, to all our clients and suppliers for your loyal support and to my fellow directors for their help and guidance during this period.

RCM Laubscher
Chief Executive

Merger and integration

Background

On 2 July 2002 the High Court gave its approval for Nedcor to acquire all the issued shares in and convertible debentures of BoE for R7,7 billion, thereby paving the way for the Nedcor BoE merger and the creation of one of SA's leading banks with assets of R274 billion.

The incorporation of BoE's operations into those of Nedcor has increased the group's aggregate asset base to R274 billion and raised its earnings base. In addition, it has provided Nedcor with the following benefits:

- The opportunity to increase the scale of our operations and supplement our skills and client base
- The ability to gear our low-cost infrastructure and capture benefits of operational scale
- The ability to broaden our investment banking offering
- The ability to increase our offshore exposure
- The opportunity to optimise our capital structure

Nedcor used the merger as an opportunity to restructure the group by integrating Nedcor Investment Bank and Cape of Good Hope Bank. Nedcor's buyout of the minority shareholders' interests in Nedcor Investment Bank Holdings Limited in October 2002 formed part of the wider restructuring of the group.

R9,2 billion in new capital was raised, which enhanced our capital structure. The breakdown of this capital is as follows:

Ordinary capital	R3,2 billion
Subordinated debt	R4,0 billion
Perpetual preference shares	R2,0 billion

Regulatory approvals for the merger were finalised in December 2002, with the Minister of Finance and the Registrar of Banks granting approval to the section 54 application to reduce the number of banking licences from eight to four.

Early successes

- The group moved to a new consolidated legal structure on 1 January 2003
- A consolidated management structure, with agreed responsibilities and clear reporting lines, was established
- Key decisions on our product offering were made
- The future technology architecture was agreed
- 10 treasury operations merged into three

Anticipated timetable

2003

Q1 Q2 Q3 Q4

- Legal Day One ('LDO')
- Initial migration planning
- Migration planning refined and finalised
- Wealth Management LDO
- Product offering decision
- Treasury integration
- Capital markets integration
- Systems architecture design
- CoGHB integration into Nedbank
- Payroll integration
- Credit Life integration

- Healthy funding flowed back to BoE:
  - NBS deposits 103%
  - Corporate Saver 100%
  - Business Banking book 107%
  - BoE assets 115%
- There are no large depositor concentration issues
- Client and staff retention was good
- The initial staff survey on perception of the future prospects of the group, the job application process, and the communication received on the merger was very positive
- Nine sets of terms and conditions and nine payrolls will become one from 1 April 2003
- The Employee Development and Deployment Centre is up and running. This centre provides for the needs of displaced employees by providing counselling, retraining, redeployment, outplacement and job creation
- Over 20 000 employee positions were finalised
- The operational merger is going according to plan

Much time and attention were devoted to planning for the integration and realisation of the anticipated merger synergies. Management is acutely aware of the integration risks arising from the merger and has reorganised management responsibilities and resources to ensure that both the merger process and ongoing operations are properly resourced.

Net recurring synergies, including funding and capital efficiencies, and after deducting integration costs, are expected to grow from R110 million before tax in 2003 to R905 million before tax from 2006 onwards. The synergies are planned from the following areas:

	At inception	Target 2005	February 2003
Bank licences (SA and UK)	8	4	Done
Treasuries	10	3	Done
Brands	20	12	In progress
Office premises	49	19	In progress
Branches	694	601	In progress
Products	388	223	In progress
IT systems	276	176	In progress
Staff (permanent and temporary)	25 700	21 850	25 100


2004
Peoples Bank branding developed
Private Wealth completion
CIS (unit trusts) integration
International rationalisation
Peoples Bank platform upgrades
BoE Business Bank client migration
PEP Bank integration into Peoples Bank
Property and Asset Finance integration
Cashbank integration into Peoples Bank
NBS integration into Peoples Bank
2005
Business Banking integration

Employee merger communication campaign

A brandnew day, a whole new way – coming together to create SA's leading bank.

Every journey begins with an open mind.

Take today: waiting to be, arriving fresh and new in our hands.

To risk failure. To seek success.

Today has its beginning, and knows its end.

May the sun never set on this bright, beautiful new day when we can look back and say, we have grown, we have gained – we are better for this brandnew day.




LABOUR ROOM
NEDCOR
BOE







NEDCOR

These are the words that inspired the theme for the employee communication campaign on merger-related issues – a theme that is clearly focused on the importance of nurturing Nedcor's human capital and the development of a sense of unity and belonging among the various entities involved in the merger.

Utilising the founding principle of transparent, honest and timely communication the employee communication campaign ambitiously set out to communicate a very complicated and highly emotional interaction by using clear and simple language, as well as a multitude of different communication channels and media, including management roadshows, intranet, emails, newsletters, posters, videos and radio broadcasts.

In support of the objective – to create a sense of unity and belonging – one of the communication initiatives was a departmental competition encouraging employees to capture their 'brandnew day' using disposable cameras. The response was overwhelming, with the majority of departments participating with vigour.

This initiative went a long way towards helping departments to work together and truly buy into the bright new future of the new Nedcor Group. 19 000 photographs later, here are some of the winners and amusing entries:


JUST
MERGED

Nedbank Corporate



Michael Katz
Chairman:
Nedbank Corporate



Derek Muller
Chief Executive:
Nedbank Corporate

Nedbank Corporate structure

Nedbank Corporate Chairman
M Katz

Nedbank Corporate Chief Executive Officer
D Muller

Finance, Strategy and Special Projects
W Ross

Western Cape Region
M Thompson

Human Resources
A Sutton-Pryce

Capital Markets
B Kennedy

Corporate Finance
R Shuter

Edward Nathan and Friedland
C Jonker

Strategic Business Development
S Pityana

Property and Asset Finance
M Brown

Business Banking
R Buchholz

Corporate Banking
G Dempster

Treasury
P Lane

International and Africa
R Rossouw

The merger with BoE provides many exciting opportunities and challenges for the group. One of the great opportunities is the creation of Nedbank Corporate as a specialist corporate and investment bank. Clients of this cluster will certainly gain from the combination of skills and entrepreneurial flair of executives in advisory areas and at the same time have access to the benefits of a large balance sheet.

This wonderful combination should provide countless opportunities, particularly at this stage of SA's development, with significant emphasis on black economic empowerment.

Michael Katz

Nedbank Corporate

Nedbank Corporate is an integrated corporate and investment bank, offering a full range of products and services, such as advisory, debt, equity, lending and transactional services, to large and mid-sized corporates. The business is based on strong, enduring relationships and is driven by innovative thinking and leading-edge technology.

Calendar 2002 was characterised by change for the group, and most of the business units within the division produced satisfactory results. The challenge for 2003 is to create a new identity and brand for Nedbank Corporate, as well as to build on the strengths of the constituent businesses, all of which have a proud heritage. In this regard the impressive trackrecord of the corporate and investment banking activities of Nedbank, NIB, Cape of Good Hope Bank, BoE Corporate, BoE Merchant Bank and BoE Business Banking speaks for itself.

We shall achieve our goals if we:

- demonstrate the agility and speed that so often characterise successful small organisations, and at the same time leverage our size for the benefit of our clients;
- build on trusted relationships, realising that mutually beneficial, growing relationships are the cornerstone of our business;
- realise the benefits of being well-represented across the main regions of SA; and
- empower our people to achieve these goals.

The benefits to our clients can be achieved only through obtaining the maximum synergies of a corporate, investment and business bank. In this regard Nedbank Corporate is a late adaptor to this model, which will enable us to incorporate highly competitive practices.

We believe that post-integration our people will benefit as much as our clients and that, by creating a common culture, we shall retain and attract top-calibre people in the corporate and investment banking industry. We shall continue to make Nedbank Corporate more representative of the demographics of South Africa, and this will be a focus area for 2003. We shall continue to ensure that our business plays a major role in promoting black economic empowerment and contributes towards the transformation of the SA economy.

We have very experienced and diverse senior management in Nedbank Corporate, and we are well advanced in forming an integrated team, with specialised areas working together to add value to our clients' businesses.

Derek Muller



Willy Ross
Head: Finance, Strategy and Special Projects



Mike Thompson
Western Cape Regional Executive



Ashley Sutton-Pryce
Head: Human Resources

Nedbank Corporate



Richard Buchholz
Head: Business Banking

Stan Beyers
Relationship Management (North)
Eugene de Villiers
Product/Card/Sales/ Support/Marketing
Douw van der Walt
Professional
Heinz Weilert
Finance and MIS
Neels Ludik
Credit
André van der Burgh
Risk

Business Banking

Broad strategy and target market

The Business Banking strategy is to provide a client-centric relationship-based offering to our target market, which consists of the small and medium-sized companies in South Africa.

Activities

Business Banking substantially comprises the merged operations of Nedbank Commercial and BoE Business Bank. The division offers the full spectrum of commercial banking products and related services through multiskilled relationship teams.

Integration process

The integration process is going well. We aim to complete the full migration of clients and product offerings by the end of 2003, with as little disruption to client relationships and service as possible.

While doing the integration we also aim to:

- Improve the ROE of the division through growth in quality assets and deposits as well as sound margin management.
- Grow non-interest revenue through the provision of relevant and efficient transactional solutions plus other value-added services.
- Continue to control costs.
- Reduce bad debts through rigorous credit granting, management and collection processes.

Objectives and outlook

The enlarged Business Banking Division, with its robust business model, quality client base, expanded geographic presence and enhanced skills set, is well-placed to capitalise on opportunities in a transforming SA and, where appropriate, to follow its clients into new markets outside our borders.



Philip Wessels
Relationship Management (South) and National Business Services

NEDCOR

Capital Markets

Broad strategy and target market

The Capital Markets Division competes in the broadly defined merchant and investment banking markets, providing a seamless primary and secondary capital market financing service to its external client base. It targets the top 200 corporates, leading institutions and parastatals as well as major sub-Saharan infrastructure and mining projects, capitalising on its reputation for innovation, sectoral focus, balance sheet capacity and strong credit skills.

Activities

The 200-strong Capital Markets team comprises people from BoE Merchant Bank, Nedbank and Nedcor Investment Bank. The enlarged team enjoys a very competitive position as a first-tier player in its chosen disciplines of specialised finance, financial engineering, private equity and securities trading.

Integration process

Given that the businesses are concentrated in Johannesburg and are not overly systems-intensive, integration has progressed extremely well. All staff and management appointments were completed by December 2002. The final steps in the integration process should be completed in the first quarter of 2003.

Objectives and outlook

The enlarged specialised finance team is well-placed to deliver solid results, given the quality and number of transactions under discussion, although much will depend on market conditions. The private-equity team, now one of the largest in the country, manages a portfolio of good quality and further attention will be given to enhancing the performance of underlying investments and meeting or exceeding stated internal rates of return. The institutional-broking business, one of the leaders in this area in the country, has significantly strengthened its team, particularly in the resources sector. In a generally unfavourable market environment it has improved its financial performance and is well-placed to build further on its position in the market. The enlarged Financial Engineering Division is expected to extract further synergies from the group and should deliver good results this year.

With business systems integrated and the team consolidated, the Capital Markets Division is well-positioned to provide innovative solutions to the entire Nedbank Corporate client base, spanning specialised finance, institutional equities, structured equity, private equity, financial engineering and debt origination.



Brian Kennedy
Head: Capital Markets

Willy Ross
Dave Stadler
Private Equity
Patrick Jackson
Financial Engineering
Adie du Plessis
Specialised Finance
Jean du Plessis
Nedcor Equities
Mark Weston
Support Functions and Business Strategy
Hansjorg Kessler
International Structured Financ

Nedbank Corporate



Graham Dempster
Head: Corporate Banking

Adriaan du Plessis
Corporate Relationship (Inland)
Ingrid Johnson
Coastal, Trade Services and Margin Management
Gavin Toole
Global Trade and Financial Institutions
Craig Cloete
Wholesale Banking Solutions
Anton Redelinghuis
Finance and MIS
Rob Wassenaar
Scrip and Custodial Services
Keith Hutchinson
Credit Risk

Corporate Banking

Broad strategy and target market

Corporate Banking is a client-focused, relationship-management-driven business, seeking to add value to clients by delivering mutually beneficial integrated banking services, products and solutions to large corporations operating in SA. Ongoing investment in technology, together with modern capital allocation, pricing and portfolio risk diversification methodologies, underpins the division's ability of consistently producing appropriate returns on economic capital.

Activities

Corporate Banking generates attractive business for the group through lending, structuring and advisory fee-income opportunities, significant wholesale funding, treasury trading, custodial services and transactional banking activities.

The division's sustained growth and well-established position in the market are largely attributable to an experienced team committed to generating quality business in a fiercely competitive market by building enduring relationships with clients in meeting their specialist banking requirements.

Integration process

The merger has had a limited direct impact on the nature of activities conducted by Corporate Banking, with the transfer of Specialised Finance Structuring to Capital Markets and the integration of BoE's custodial services business into the division successfully completed.

Objectives and outlook

In the new financial year the focus will be on continuing the growth of the core business of lending and non-interest revenue-generating transactional banking services, as well as on strengthening our client base through close relationships and leading risk management processes.

There is significant growth potential for the merged group to generate value from its greater size, particularly through fee income on transactional and structuring activities, and Corporate Banking will concentrate on putting into place the systems and service levels to meet the requirements of sophisticated clients in this respect.

The group is well-placed to participate in the rapid growth of the corporate bond and commercial paper markets, which facilitate fee-generating opportunities through arranging and placement services, given its specialised financial expertise, client relationships and strong banking balance sheet.

Corporate Finance

Broad strategy and target market

Corporate Finance includes the provision of broad-based advice to selected mid- to large-cap domestic and international corporate clients and parastatals in respect of a variety of transactions, including corporate restructures, stock exchange listings, mergers, acquisitions, disposals, privatisation, raising and underwriting of new capital, and valuations. The business unit includes a dedicated research team and a standalone sponsor unit that provides sponsor services to over 45 JSE-listed companies. The division holds an effective 45% interest in Tirelo Capital (Pty) Limited ('Tirelo'), a black-owned and managed advisory boutique. Nedbank Corporate will support Tirelo financially, managerially and with a skills transfer programme as well as through on-the-job training. Corporate Finance will work together with Tirelo on government, parastatal and empowerment-related transactions. In addition to the Tirelo arrangement, Corporate Finance has concluded a cooperation agreement with Macquarie Bank Limited ('Macquarie') of Australia to work together on certain resource- and infrastructure-related projects and cross-border transactions.

Activities

The Corporate Finance Division has significantly improved its profile, market position and capacity over the last three years. The integration of NIB Corporate Finance with the smaller but experienced team from BoE further entrenches the merged team's position as one of the leading domestic corporate finance teams and brings specialist skills in economic sectors previously underserviced by NIB. The formation of a dedicated sponsor unit, comprising the JSE sponsor services businesses of Edward Nathan and Friedland ('ENF Sponsors'), BoE and NIB, has resulted in a consolidated and improved service offering, as well as a sponsor business with the necessary critical mass to compete effectively in the market. The integration has also resulted in a corporate finance presence in London.

Integration process

The integration of NIB Corporate Finance, BoE Corporate Finance and ENF Sponsors was completed in December 2002. The integration process ran smoothly and required little in the way of systems integration.

Objectives and outlook

2003 will be a year of consolidation. Corporate Finance will aim to unlock benefits from the integration with Nedbank Corporate and capitalise on the experience and profile built up over the past few years to increase its market share and further consolidate its position as a leading domestic corporate finance team.



Rob Shuter
Head: Corporate Finance

Brandon Doyle
Divisional Director
Colin Drew
Divisional Director
Jannie Grobbelaar
Divisional Director

Nedbank Corporate



Coenraad Jonker
Chief Executive: ENF

Emil Brincker
Director
Pat Cronin
Director
Miranda Feinstein
Director
Sean Lederman
Director
Stephen Lewis
Director
Lee Mendelsohn
Director
Kieran Whyte
Director
Bruce Schubach
Finance and Administration Manager
Paul Smollan
Projects Manager
John Chew
Business Development Manager
Sarah O'Brien
Human Resources Manager

Edward Nathan and Friedland

Broad strategy and target market

Edward Nathan and Friedland ('ENF') provides legal services to predominantly large corporations to which its specialist teams can add considerable value. As part of a large listed financial services group, ENF offers clients the powerful combination of superior legal skills and the best financial skills (including first-tier corporate finance) for local and international transactions.

Activities

ENF is a wholly owned, but professionally independent, corporate law practice within the Nedbank Corporate Division of the group and is uniquely positioned as a successful law practice in a financial services group. It enjoys significant competitive advantages as a cost-efficient, integrated, multidisciplinary service provider.

ENF has recently expanded its activities into the SADC region and the rest of Africa, replicating its domestic experience and expertise as clients move further into the continent.

Objectives and outlook

In the new financial year ENF will intensify its focus on aggressively building its base of skills, developing well-rounded professionals capable of the interdisciplinary innovation for which the practice is known.

Specialist teams will concentrate on identified high-growth areas, including project finance (particularly cross-border), securitisations, information technology, telecommunications and media, environmental and corporate governance. Given its strong trackrecord in empowerment transactions and joint ventures, ENF is well-positioned to participate in the expected acceleration of corporate activity in this area.

Property and Asset Finance

Broad strategy and target market

This business unit provides specialised commercial and industrial property and asset finance solutions to the middle to large corporate market. The amalgamation of the property assets of Cape of Good Hope Bank, Nedcor Investment Bank, Nedbank and BoE Corporate makes the unit the leading provider of finance to the commercial and industrial property market in SA, with a market share of around 40%.

Activities

The business unit is active in commercial and industrial property finance, asset-based finance, premium finance, residential development property loans, invoice discounting/factoring, insurance/assurance related to property, structured finance and property equity investments.

Integration process

Excellent progress has been made with the merger process so far and the major focus in 2003 will be on migrating to a single IT operating platform. We shall also focus on the integration of all staff from the four units into consolidated office accommodation under the new management teams, while ensuring that the enviable client service records of the businesses are enhanced.

Outlook

Growth in the commercial and industrial property market seems likely to continue to be slow in 2003, with an oversupply, particularly of office accommodation, in all major metropolitan areas. This will limit opportunities for growth through new developments and the focus in the Property Finance Division will be primarily on managing asset quality, improving returns on capital and sourcing growth through the transfer of ownership of assets that is currently taking place in the property market. Significant opportunities are likely to present themselves in other areas of the business as a result of the integration, which gives the merged business a very strong regional presence in the Western Cape, Gauteng and KwaZulu-Natal.



Mike Brown
Head: Property and Asset Finance

Frank Berkeley
Property Corporate
David Gorven
Property Commercial
Patrick Caley
Asset-based Finance
Clive Howell
Equity Partnerships (Non-property)
Greg Heron
Specialised Property and Asset-based Finance
Dave Griffiths
Corporate Saver/ ProBanker Sales
Riaan van Eck
Finance, IT, Administration and Projects
Brian Findlay
Marketing
Robin Lockhart-Ross
Risk
Hilary Sander
Human Resources
Russell Inggs
Gauteng Commercial Property
Peter Smith
Cape Commercial Property

Nedbank Corporate



Rocco Rossouw
Head: International and Africa

Frank le Roex
London
Nick Burton
Asia
Willem Frost
Africa

International and Africa

Broad strategy and target market

Nedbank's offshore structures are designed primarily to serve the international needs of our domestic client base in the corporate, commercial and private banking sectors. While a comprehensive product range is available, Nedbank is not active in the retail banking market offshore. The focus, instead, is on specialist product niches, such as structured trade finance, private banking and wealth management, the last in conjunction with Old Mutual plc.

Nedbank operates branches in London, on the Isle of Man, in Hong Kong and in Singapore. There are representative offices in Beijing and Taipei. Our African strategy is designed to give us focused representation in carefully selected target markets, namely Namibia, Swaziland, Lesotho, Malawi, Mauritius, Madagascar and Zimbabwe. Recent developments, including the Nepad initiative, dictate that we should review representation and structure to ensure we are meeting the requirements of all our stakeholders.

Activities

This division has been only marginally affected by the merger with BoE and NIB, with a limited number of people from Nedcor Investment Bank being accommodated by London in the structured-finance and advisory areas. In Africa the only merger issue to be addressed is in Namibia, where Nedcor Investment Bank functions in association with a number of local empowerment partners.

Integration process

The process has proceeded smoothly, with matrix relationships in place to ensure collaboration between specialist departments within Nedbank and offshore structures.

Objectives and outlook

There are inherent opportunities in Africa and internationally to add value to our clients' operations and develop sustainable revenue streams. The merged group has the services, skills and critical mass to partner clients moving into Africa or to serve Africa-specific needs. Our international operations, albeit modest at this stage, have competent management and the ability to deliver a broad product range. Our offshore strategy will continue to receive focused management attention in the new financial year to ensure we have the capacity to meet group and client requirements, particularly in our selected specialist product niches.



Sipho Pityana
Head: Strategic Business Development

Colin Grieve
Energy and Water
Karen Patrick
Resources and Property
Michael Zulu
Transport and Telecommunications

Strategic Business Development

Broad strategy and target market

Under the leadership of Sipho Pityana this new division focuses on initiating transactions relating to black economic empowerment, the public sector and development initiatives in Africa such as the Nepad programme. Currently there are three sectoral specialists working closely with the relevant group business units. The specialists have dedicated responsibilities for the key energy, transport, information and communications technology, resources and water sectors.

This multidisciplinary team concentrates on initiating project and structured finance transactions as well as advisory work and has great collective experience in investment banking and financial markets.

Objectives and outlook

Continent-wide economic development programmes and local empowerment initiatives place this unit at the leading edge of business development for the group. Furthermore, as the public sector acts as both a regulator and a major force in the economy, it behoves the group to position itself correctly with this sector. To this end the unit has the ability to capitalise on strong relationships with public sector decisionmakers as well as to develop an extensive network across the African continent. In the coming years this team is expected to play a significant role in initiating profitable and meaningful business for the group.



Peter Lane
Group Treasurer

Willem Reitsma
Deputy Group Treasurer
Pieter Raubenheimer
Regional Treasurer (Cape Town)
Hannes van der Westhuyzen
Regional Treasurer (Durban)

Treasury

Broad strategy and target market

Group Treasury is a centralised unit with strong regional and international capabilities, as well as a proven record in developing innovative treasury and investment-related products for its client base. Its target market spans a broad spectrum from companies and institutions, including the public sector, to the Nedbank Group itself.

Activities

This business unit houses the treasury skills of Nedbank, BoE, Cape of Good Hope Bank and NIB. It provides an interface with financial and investment markets, ie the bond, foreign exchange, money and equity markets. Its primary function is to manage market risks, including interest rate, price, liquidity and related risks, for the group and its clients. Its secondary role is to assist the Asset and Liability Committee with balance sheet management.

Integration process

The process has resulted in an optimised, risk-managed, integrated Group Treasury. Common risk management systems are in place, infrastructural systems have been integrated and physical relocation completed. Group Treasury was fully operational from January 2003, offering a full suite of commercial and investment products.

Objectives and outlook

The year ahead is expected to be another challenging period, given the outlook for flat to declining interest rates and a reasonably stable currency. Group Treasury is well-positioned as a full-service operation with a broader product base and the ability to leverage off a larger balance sheet to serve a wider client base. The combination of a stringent focus on client service, electronic distribution, regional strengths and an experienced, stable team is expected to underpin further growth in client business and trading profits.

Nedbank Retail and Nedcor Wealth Management



Tom Boardman
Chief Executive: Retail and Wealth Management

Nedbank Retail and Nedcor Wealth Management structure

T Boardman

- **Retail** – P Backwell
- **Wealth Management** – P Leaf-Wright
- **Old Mutual Bank** – J de Blanche

Nedbank has developed a unique strategy for its retail and wealth management operations, with clearly segmented target markets served by distinct, standalone brands covering the spectrum from ultra-high-net-worth clients to the emerging market.

This multibrand strategy capitalises on the specific skills and strengths of the various components of the group and those of its joint venture partners in maximising the distribution network, locally and offshore.

The merged group now offers clients a worldclass offshore service, having integrated the offerings of Nedbank, BoE, and Nedcor Investment Bank into a single business capable of managing the needs of sophisticated, global clients.

The powerful combination of skills, services and products in the enlarged and clearly focused Nedbank Retail and Wealth Management Division will underpin the commitment of management to maintain the premier position in this service segment.

Tom Boardman

NEDCOR

Nedbank Retail

Private Banking

Broad strategy and target market

Nedbank Private Banking's goal is to create a genuine financial partnership with our clients. The hallmark of our service is the appointment of a dedicated private banking manager who, in partnership with specialists, obtains an understanding of each client's financial requirements, assists each client to access our spectrum of products using preferred channels and offers a highly personalised service.

Activities

The integration process has enlarged the existing Nedbank Private Banking client base by adding high-net-worth retail clients from Cape of Good Hope Bank.

Integration process

With effect from January 2003 Nedbank Syfrets Private Banking ('NSPB') was rebranded as Nedbank Private Banking, and some 1 000 Cape of Good Hope Bank high-net-worth clients were migrated into Nedbank Private Banking. The NSPB Wealth Management Division, along with wealth management clients and staff (3 000 clients and 50 staff), as well as assets under management of R6,5 billion, was moved into the BoE Private Clients Division of the Wealth Management Cluster.

Objectives and outlook

In 2003 the focus will be on building the motivated, multiskilled teams who will deliver service that exceeds client expectations and optimises technology for continual service improvements.

Personal Banking

Broad strategy and target market

This business unit aims at meeting the needs of the upper-middle to upper segments of the retail banking sector. Given the limited size of this market segment and intense competition, the focus is on retaining existing clients and expanding the range of products used by these clients. This will be achieved by superior client service, developing close relationships with clients through dedicated personal bankers and capitalising on opportunities for cross-selling.

Activities

Personal Banking provides a comprehensive range of transactional banking products and services, investment products and advisory services through accredited personal bankers and highly trained support staff.

Objectives and outlook/prospects

Following a thorough examination of existing structures, the portfolios of personal bankers have been regrouped to intensify the focus on client service. Ongoing training and development of staff, coupled with the efficient use of electronic and telephonic communication, are expected to underpin the business unit's strategies of expansion and retention to unlock the full potential of its client base.



Pete Backwell
Head: Nedbank Retail Divisio

Anton de Souza
Nedbank Retail
Seamus Casserley
NGIB and Bancassurance
August van Heerden
Retail Finance
Gerhard van Graan
Retail Credit
Dennis Jackson
People Insight, Management and Development
Greg Garden
Marketing
Andrew Lumsden
Pick 'n Pay Go Banking



Anton de Souza
General Manager:
Nedbank Retail

Nedbank Retail and Nedcor Wealth Management



Greg Garden
General Manager:
Marketing

Nedbank Markets

Broad strategy and target market

This business unit is focused on providing excellent service and support to the full Nedbank client base throughout the Nedbank branch network.

It proactively concentrates on the retention and expansion of retail banking clients through teams placed in outlets, regional telebankers and mobile bankers-on-call who deliver banking services to employees of the corporate and commercial client base.

The business unit also plays a key role in the acquisition of new clients for the Retail Division by building the Nedbank brand through micromarketing activities and schemes business. Nedbank's involvement with the community in its social responsibility programme shapes many of the activities undertaken by individuals and teams in the business unit.

Activities

The retail banking target market ranges from entry-level, first-time transactional banking clients to the full-service needs of the broad-mass affluent SA population.

Integration process

During the first quarter of 2003 staff and clients from Cape of Good Hope Bank (excluding the high-net-worth clients) will be incorporated into this business unit. In the first half of 2003 approximately 160 000 clients from Permanent Bank will be migrated to Nedbank Markets (clients who have a homeloan and/or vehicle finance account).

Objectives and outlook/prospects

The business unit is projecting solid growth in assets, liabilities and profitability for the new financial year by increasing client satisfaction (which is subject to close monitoring by an independent research house) and by expanding the pool of clients who use Nedbank exclusively as their banking service provider through targeted cross-selling.

Values-based leadership and personal development for all staff will continue to underpin the financial and client objectives of the business.

NEDCOR

Nedcor Group Insurance Brokers

Broad strategy and target market

The new structure of Nedbank Group Insurance Brokers ('NGIB') comprises three business areas:

- Personal insurance
- Commercial and industrial, and specialised products
- Property and asset finance brokerage

The key focus remains to embed insurance/assurance products into bank products for individuals and corporates.

Activities

NGIB will continue to focus on its core business of providing short-term insurance for all homeloan products. This income will comprise almost 80% of total income for 2003. The incorporation of the commercial insurance portfolio of BoE will significantly expand Nedbank's presence in this sector, enhancing income by around 12%.

Integration process

The business units to be integrated into NGIB are BoE Financial Support Services and BoE Corporate Financial Services. Following a business analysis during the second half of 2002, when product/income streams, systems and structures were confirmed, the integration is planned for completion by May 2003.

Objectives and outlook

NGIB's growth and success depend on the ability of the bank to grow its homeloan and property finance business, which remains positive. NGIB is committed to delivering over 30% net profit after-tax growth to Retail Banking's results.

During the year NGIB entered into joint ventures with selected insurers to develop specialised commercial insurance products. The objective is to grow non-interest revenue through the intensive marketing of these products and to place greater focus on the commercial property and asset finance business during 2003.

Certain unique products in pilot or final-development phase are expected to contribute to results. Examples are personal insurance behavioural scoring and a distance-travelled-based motor insurance product.

Nedbank Retail and Nedcor Wealth Management

Pick 'n Pay Go Banking

Broad strategy and target market

The alliance between Nedbank and Pick 'n Pay is a strategic initiative aimed at offering convenient and innovative financial services to the middle-income market by combining Nedbank's banking expertise and experience and its technological competencies with Pick 'n Pay's strength as a leading value-for-money retailer with a broad geographic footprint, loyal customer base and a powerful brand.

Leveraging off this partnership, Nedbank has immediate access with minimal infrastructure costs to an estimated five million middle-market Pick 'n Pay customers. Pick 'n Pay Go Banking will continue to focus on gaining a substantial share of the middle-income market while delivering a unique and attractive value proposition to these clients.

Activities

A range of transactional banking facilities through Pick 'n Pay point-of-sale devices and a Nedbank instore presence in over 160 stores throughout the country.

Objectives and outlook/prospects

With over 100% growth in accounts over the past six months and a 50% increase in total transactions, the business has set ambitious challenges for the year ahead, including:

- a strong focus on improving the quality of the book and volume of transactions on accounts;
- further enhancing clients' shopping and banking experience via the expansion of 'Shop 'n Save' promotions, and introducing innovative pricing;
- improving the instore presence through merchandising and infrastructure; and
- launching new products and an aggressive drive for new clients via existing and new acquisition channels.

With a strengthening partnership and the full support of Nedbank and Pick 'n Pay, the business is projecting a year of good growth.

Capital One/Nedcor alliance – American Express

Broad strategy and target market

In 2003 American Express will maintain its focus on strategies to establish a platform for profitable future growth. On the card-issuing side of the business American Express will continue to target premium market segments across both the consumer card and corporate card businesses, leveraging Nedbank and Nedbank partnerships for the acquisition of new clients.

Activities

American Express offers credit card facilities to selected clients and card-processing facilities to selected merchants.

Objectives and outlook

The levels of turnover and card growth recorded in 2002 are expected to be sustained in 2003. Significant effort will be directed to devising and implementing an enhanced client-centric product and servicing strategy. This will position the business well to continue to build the brand through differentiated service. On the merchant-acquiring side the business will focus on maximising acceptance and coverage in merchant categories where our cardholders desire to use the card. The cost structure of the business will be actively managed by streamlining operational processes and implementing efficiencies for future growth. Decreased costs, in conjunction with the declining interest rate scenario predicted for the second quarter of 2003, risk reduction and greater expected turnover should contribute to increased margins and profitability for the business.

Nedbank Retail and Nedcor Wealth Management



Jack de Blanche
Director: Old Mutual Bank

Old Mutual Bank

Broad strategy and target market

Old Mutual Bank will primarily focus on delivering a wide range of products and services to existing Old Mutual clients, meeting both their banking and assurance needs. The combination of client focus and value-for-money products and services, enhanced by the wealth-creating financial solutions offered by Old Mutual Personal Finance and distributed by its intermediary sales force, is expected to underpin the development of a leading bancassurance model.

The target client base is the more than two million clients of Old Mutual Personal Finance who already have an Old Mutual product and therefore a relationship with the brand. They are part of the broad middle-income market in South Africa.

Activities

It is intended to retain the Old Mutual Bank brand, but to manage the entity within Nedbank Limited. Marketing activities will be initiated at both micro and national level to make target clients aware that Old Mutual has a bank. An awareness will be created among Old Mutual intermediaries, both tied agents and independent brokers, of the new Old Mutual Bank and its products. Incentives and processes will be implemented to encourage these intermediaries to sell Old Mutual Bank products to their clients. Old Mutual Bank products will be offered to Old Mutual clients through sophisticated datamining and propensity modelling. Existing branches will be remodelled to become retail financial service centres, not just banking branches.

Integration process

The merger of Permanent Bank and Old Mutual Bank preceded that of BoE and Nedcor by a few months. Due to the sheer size and complexity of the second merger the Permanent Bank/Old Mutual Bank merger was delayed. During the second half of 2002 a decision was taken to change the new bank from a separate legal entity within Old Mutual to a division of Nedbank. This resolved potential conflict in competing for resources to handle the systems work required, and conformed with Nedcor's desire to rationalise the number of its banking licences and resultant compliance costs.



Peter Southworth
Head: Old Mutual Bank

The rationalised Permanent Bank branches, now 46 in total, will be rebranded as Old Mutual Bank branches, with products changing gradually over the first quarter of 2003. Employees will be trained on Old Mutual assurance products during the course of the year. The change to the brand, both as regards branches and products, will be complete by mid-2003.

Objectives and outlook

Old Mutual Bank intends to differentiate itself by being a bancassurance innovator in integrating savings, loans, investments and transactional products, capitalising on the dominant and trusted Old Mutual brand.

The joint venture will utilise the existing Old Mutual/Nedcor Group resources to produce a flexible and efficient organisational structure that is responsive to changing market conditions.

NEDCOR

Nedcor Wealth Management



Paul Leaf-Wright
Jointly owned businesses with Old Mutual
Wholly owned businesses
Private Clients (South Africa)
Credit Protection (South Africa)
Retail Investment Products and Services
International Companies (On and Offshore)

BoE Private Clients

Broad strategy and target market

The strategic design of this 50:50 joint venture with Old Mutual is centred on being the primary financial adviser to and wealth manager for high-net-worth individuals in SA, by providing a tailored product and service offering based on a comprehensive understanding of clients' needs.

Activities

The offering to high-net-worth individuals is based on exceptional advice and innovative solutions, and comprises private banking, discretionary portfolio management, investment products, including stockbroking, and fiduciary services such as trusts, wills and estates. BoE Private Clients is the integrated business comprising the former BoE Private Bank, Nedbank Syfrets Private Bank (Wealth Management), Syfrets Trust, BoE Personal Stockbrokers, Old Mutual Trust and FTNIB private client asset management.

Integration process

Six different businesses are being integrated into a single business with a dedicated private client investment process in support of client-focused teams of relationship managers and product specialists. The integration will have minimum disruption to client relationships.

Objectives and outlook

In becoming a significant contributor to group earnings, BoE Private Clients aims to be recognised as the leading private-client institution in SA and to be the preferred employer for highly skilled investment professionals and private bankers.



Paul Leaf-Wright
Head: Nedcor Wealth Management

David Macready
Products and Services
Andrew Culbert
BoE Life
Clive van Horen
Private Clients
Nico Botha
Fiduciary Services
Jacqui Bennett
Business Coordination
Carla Previtera
Investment Management
Harry Viljoen
Edge Investments
René Nel
Human Resources
Mark Smith
Human Resources
Schalk Pieterse
Finance
John Kendall
Finance: BoE

International
Michael Fienberg
Private Clients: Investment Management
Bob Wooddisse
Gerrard Private Bank
Robert Brown
Chiswell Associates

Nedbank Retail and Nedcor Wealth Management

Credit Protection

Broad strategy and target market

This 50:50 joint venture between Nedcor and Old Mutual aims to be a worldclass provider of credit protection life assurance products to the Nedcor Group to reduce the bank's exposure to credit risk and to offer affordable debt protection solutions to clients of the bank, its alliances and joint ventures.

Activities

Focused on credit protection and positioned as a bank life company, the division aims to capitalise on the distribution strengths of Nedcor.

Objectives and outlook

The new operating mandate from shareholders requires the business to be transformed from a general life assurer with a strong bancassurance pedigree to a focused credit assurer. This means the company will be going through a startup phase for new business. An enhanced product range to suit the clients of the Nedcor Group is rapidly being developed and implemented, which includes products that have been successfully promoted within the BoE Group. Prospects for this business are extremely positive, with the potential to create substantial value and generate earnings as it penetrates the new client base.

Retail Investment Products and Services

Broad strategy and target market

This unit has overall responsibility for both international and SA retail investment products. The unit develops, distributes and supports retail investment products in respect of the Nedcor Group, independent financial advisers and linked-investment service providers, as well as international distributors.

Integration process

This includes the proposed amalgamation of four unit trust management companies and the rationalisation of over 50 unit trusts.

Objectives and outlook

The objective is to build a growth-oriented business, focused on product and distribution, which will introduce innovative products aligned with the provisions of the CIS Bill. This will be achieved by maximising investment processes and performance, and capitalising on the distribution potential of Nedcor's retail banking activities.

International companies

Stenham Gestinor

Broad strategy and target market

Founded in 1901, Stenham Gestinor comprises a number of specialist companies providing onshore and offshore services as part of overall wealth management for high-net-worth individuals and corporations, either directly or through independent advisers.

Activities

The group is based in Guernsey, with operations in the UK, Switzerland, Luxembourg and on the Channel Islands, and provides a comprehensive wealth management offering, from tax consulting and the structuring of client affairs to the provision of specialist investment solutions. The divisions are product-oriented and comprise asset management, property investment, trusts, consulting, and trade finance.

Objectives and outlook/prospects

Stenham Gestinor expects to benefit from increased distribution into the Nedcor and Old Mutual groups, both in SA and internationally. The Asset Management Division, which specialises in alternative investment strategies, is shielded, to a large extent, from stock market volatility. Activity in the Property Division is expected to mirror the topping-out of the current cycle in the UK property market.

BoE International

Broad strategy and target market

BoE International on the Isle of Man includes a number of companies that cater for both private and institutional clients.

Activities

BoE Life International Limited offers a range of flexible and transparent products that are aimed primarily at investors in the UK. BoE Trust Co Limited provides trust and company formation and administration services. BoE International Portfolio Services Limited provides a multimanager portfolio investment service – both managed and execution-only. BoE International Fund Services Limited and BoE International Fund Managers Limited provide administration and fund management services to institutional clients.

Objectives and outlook/prospects

BoE Life International operates in a competitive market in the UK and its prospects need to be judged accordingly. BoE Trust Co and BoE International Portfolio Services are expected to benefit from the merger of Nedcor and BoE through synergies and improved distribution capabilities respectively. There is growing demand for the services of BoE International Fund Services and BoE International Fund Managers, and they are also expected to benefit from being part of the enlarged Nedcor Group.

NIB International

Broad strategy and target market

The business concentrates on providing investment solutions to high-net-worth individuals through a range of offshore collective investment schemes managed on a fund-of-funds basis.

Activities

The group comprises NIB International Asset Management Limited and NIB International Trust Company Limited, both based on the Isle of Man, and NIB International (UK) Limited based in London. In addition to providing a range of long-only FSB-approved products, the company specialises in managing funds with alternative investment strategies, offering a range of products to meet all requirements on the risk spectrum. The trust company offers an important ancillary service to house investments in a tax-efficient structure.

Objectives and outlook/prospects

Distribution is achieved both internally in the Nedcor Group and externally through high-net-worth intermediaries. South Africa will be the main source of business, but the strategy to diversify into the UK offshore islands and the Middle East will continue in 2003. The investment environment is expected to remain volatile and the demand for absolute-return funds will increase over the coming year.

Nedbank Retail and Nedcor Wealth Management

Chiswell Associates

Broad strategy and target market

Chiswell Associates is a niche asset manager with a broad UK and international investment capability, managing investments of charities, pension funds, institutional funds and high-net-worth individuals or families with investments in excess of £5 million.

Activities

Chiswell is a professional investment management practice whose main asset is its people and whose main strengths are its investment process and its successful long-term investment performance record.

Objectives and outlook

Chiswell is a young company that operates in mature, but highly fragmented, markets and grows by increasing its market share. New funds of some £400 million were gained in 2001/2002. Short-term prospects are clouded by the weakness of global equity markets. Therefore the firm's rapid growth in new business has yet to translate into corresponding profit progress. However, the firm continues to build its presence and is well-positioned for the eventual recovery in these markets.

Gerrard Private Bank

Broad strategy and target market

Gerrard Private Bank offers a range of banking, treasury, trust and discretionary asset management products. Clients are treated as individuals and can select from a wide range of products and services best suited to their needs. Gerrard's target market is clients with at least £50 000 (or currency equivalent) to invest.

Gerrard has a reputation and trackrecord for providing innovative, quality investment solutions, and offering competitive interest and exchange rates for a wide range of banking services. Clients can view their accounts online, offering the convenience of tracking every aspect of their finances, around the clock, from anywhere in the world. Gerrard Private Bank carries the accolade of being voted the best offshore banking group by the International Investor Award panel.

Activities

Gerrard Private Bank offers a wide range of integrated services with particular benefit to private clients, professional intermediaries and trustees. Product innovation continues to cater for changing market needs. Gerrard provides clients with a high level of service and personal or private bank support where circumstances warrant. Application has been made to the Hong Kong monetary authorities to open a representative office in 2003 in Hong Kong.

Objectives and outlook

With a larger South African target market subsequent to the BoE merger, new opportunities should arise. Internationally, interest rates look set to remain at low levels and equity markets will take some time materially to revalue to higher levels. Despite difficult market conditions, Gerrard Private Bank is quietly confident of increasing earnings in 2003.

NEDCOR

Peoples Bank

The first full year with our new empowerment shareholders on board was 2002. The fresh injection of capital provided by them resulted in improved margins and positioned the bank to grow without capital constraints. Absorbing the BoE Retail Division will represent the first major utilisation of our surplus capital, and several other ideas are in the pipeline.

Growth in our core retail business resulted in improved market share, and positioned the bank for continued growth into the future.

The merger with BoE has allowed us to clean up our balance sheet by selling off old FBC Fidelity portfolios that were not a good fit with our strategic direction and to expand our footprint by amalgamating the NBS and PEP Bank branches and channels. After the disappointing results of the Lending Division, given the bad-debt experience in the microloan portfolio, and the actions taken to recover from that position and go forward with a better and more robust lending business model, we believe we are ready for growth in the year ahead.



Lot Ndlovu
Chief Executive:
Peoples Bank

Retail banking

Broad strategy and target market

Following the merger Peoples Bank now has a client base of 2,0 million people, predominantly in the middle- to lower-income categories. A three-pronged strategy has been developed firstly to manage this base of clients effectively in the branches, secondly to generate new business in selected markets and thirdly to capitalise on our empowerment credentials to gain access to selected employee groups.

Activities

Peoples Bank now offers a comprehensive range of transactional banking products and services, lending facilities and client education. A legendary service ethos has been adopted as a key differentiator in a commoditised market.

Integration process

Good progress is being made in integrating the BoE Retail Division, which includes NBS, PEP Bank and Cashbank, into Peoples Bank. Senior and divisional structures were confirmed and a client retention strategy implemented, which revolved around highlighting the numerous benefits of the enlarged Peoples Bank to all existing clients. Various scheme-based businesses were consolidated into a single employee banking business, which will capitalise on black economic empowerment relationships. A new product and channel division was created to improve our management information systems and to drive opportunities identified.



John Maxwell
Director: Retail Division,
Peoples Bank

We will focus on:
- Capitalising on our increased liabilities book by driving transactional volumes and balances;
- Attracting new homeloan business in previously untapped markets;
- Diversifying our asset base; and
- Controlling costs vigorously.

Objectives and outlook

In the new financial year the focus will be on integrating the businesses to derive the envisaged synergies and benefits of scale, while achieving projected financial results. In a challenging retail market the emphasis will be on gaining market share through service and competitiveness, maximising cross-selling opportunities and exploring alternative distribution models.

Peoples Bank



Terry Lamont-Smith
Director: Finance,
Peoples Bank



Alan Mukoki
Director: Risk Management and Monitoring,
Peoples Bank

Alliances

Capital One/Peoples Bank alliance

Broad strategy and target market

In 2003 the Capital One/Peoples Bank lending alliance will continue to focus on building a profitable and sustainable lending business serving the underbanked in SA and growing the emerging middle-class market. It aims to become the lender of choice in this market by building an industry-leading end-to-end risk management capability through ethical lending practices and by offering products focused on client needs. This strategy will be underpinned by further investment in the best talent and infrastructure and by leveraging the strengths of its various stakeholders and partners.

Activities

The alliance specialises in datamining, data warehousing and information-based penetration into new microloan markets, drawing on Capital One's expertise and proven competitive advantage in lower-income lending markets.

We will continue to focus on:

- Controlled growth in new accounts;
- Capitalising on enhanced credit-scoring ability; and
- Focus on operations, particularly collections.

Objectives and outlook

The approach to new business in 2003 will remain cautious until there is compelling evidence of an improvement in market conditions. The combination of an improved and improving ability to credit-score clients and enhanced infrastructure is expected to pay dividends in 2003, both in terms of the performance of the existing book and in the ability to grow the book once the market improves.

The merger with BoE and the resultant integration of various businesses under the Peoples Bank brand have further expanded the distribution footprint and the client base.

Old Mutual Group Schemes/ Peoples Bank alliance

Broad strategy and target market

Old Mutual Group Schemes is an established provider of assurance products to the employees of private and public sector entities. Through the alliance Peoples Bank has access to this large client base, while Old Mutual is able to add value to its clients by offering them banking products.

Activities

The alliance provides a single source of added-value financial services to clients of both businesses, with enhanced opportunities to cross-sell.

Our focus will be on:

- Refining our bancassurance model for optimal structure and returns;
- Reviewing the product range to meet market needs and remain competitive;
- Exploring opportunities to penetrate other divisions; and
- Ensuring ongoing joint client education.

Objectives and outlook

Following a period of consolidation as the business model was being refined, the alliance expects to achieve greater penetration of the respective client bases in the new year, benefiting from the critical mass of the enlarged group, a more flexible product range, client education and a skilled sales force.



Jimmy Manyi
Director: Business and Marketing, Peoples Bank

JD Group/Peoples Bank alliance

Broad strategy and target market

The primary objective of this alliance is the establishment and operation of a distribution network of instore points of presence in selected JD Group outlets (Bradlows, Russells, Joshua Doore and Price 'n Pride). JD Group (excluding its Profurn acquisition) has some 650 furniture retail outlets located throughout SA. The alliance cross-sells financial services products to the JD Group customer base, which includes 1,2 million active debtor customers in the middle- to lower-income market segments.

Activities

Distribution of Peoples Bank and Old Mutual Group Schemes products.

Objectives and outlook

To date the alliance has focused on distributing primarily unsecured term lending products (Peoples Personal Loans). Given the difficulties in the microlending market within the banking industry over the past 18 months, the alliance has adopted a cautious approach in generating additional unsecured term lending business and will continue to do so during the new financial year. The credit policy and debtors management/collections will continue to be managed by the Capital One/Peoples Bank alliance.

The current product range will be expanded during 2003 to incorporate a broader range of Peoples Bank term investment products. Due to the capital expenditure associated with establishing the distribution network and the more cautious approach to lending, the alliance is not expected to record a profit for 2003.

Imperial Bank



Tak Hiemstra
Chief Executive:
Imperial Bank

Broad strategy and target market

Imperial Bank is a focused, entrepreneurial niche bank that is managed in accordance with general banking and risk management principles. It aims at creating profitable relationships with all members of the bank's value chain to achieve long-term sustainable levels of growth and competitive returns on capital.

The bank was formed in 1996 as a part of the Imperial Group. Nedbank has owned a controlling interest in the bank since 2001 and it is managed as an alliance between Nedbank and Imperial, capitalising on the combined strengths of its shareholders.

Activities

Imperial Bank provides asset-based finance primarily for vehicles, property and aviation.

Objectives and outlook

In the new year Imperial Bank will focus on further penetrating the wider motor finance market. It is well-placed to capitalise on expected interest rate decreases, which will fuel momentum in the property sector. In the aviation finance sector Imperial Bank will concentrate on maintaining its dominant market share while developing the potential of its specialised finance advisory services.

Imperial Bank's infrastructure was considerably enhanced, both in respect of staff and systems, to manage effectively the high growth in advances. A new division was formed to finance corporate assets, and unique asset-based finance structures were developed for imported assets.

With increasing market penetration and acceptance, Imperial Bank is well-positioned to record sustainable growth in competitive markets where its service offering and client focus set it apart.

Group Capital Management

Broad strategy and target market

The Nedcor Group formed the Group Capital Management Cluster under the leadership of Izak Botha, with several functions relating to the ongoing optimisation of Nedcor's capital structure and the continuing management of group capital as a strategic resource. This cluster consists of an experienced team of specialists skilled in all aspects of investment banking, including tax, legal and accounting disciplines. The main areas of focus include:

- managing non-core and certain underperforming assets;
- capital raising;
- optimisation of Nedcor's capital structure, including regulatory and foreign capital requirements;
- investing and managing capital as a ringfenced resource on a portfolio basis to diversify country, investment and liquidity risks;
- ensuring appropriate notional allocation of capital to business units; and
- serving as a facilitator of and resource for group corporate actions.

Integration process

The Group Capital Management Cluster has been actively involved in rationalising the structure of the merged group's capital on a simplified and consistent basis, both domestically and abroad. This groundwork has placed the group in a sound position to address the challenges posed to its capital structure by, inter alia, the Basel II Accord and South African Statement of Accounting Practice AC 133 as well as to address the operational use and pricing of its capital within business units.

Objectives and outlook

The objectives of the Group Capital Management Cluster for 2003 include:

- ongoing optimisation of capital;
- assisting in the continuing corporate restructure process;
- investigation and implementation of initiatives around improving both regulatory and statutory capital efficiency; and
- continuing identification and implementation of ad hoc value adding initiatives.



Izak Botha
Executive Director: Group Capital Management and Integration

Werner Behrens
General Manager: Capital Management
David Crewe-Brown
General Manager: Capital Management
Miles Divett
Divisional Director: Capital Management
Heini Kellerman
Divisional Director: Capital Management
Martin Slabbert
General Manager: Capital Management



John Bestbier
Director: Capital Management

Technology and Operations



Barry Hore
Chief Executive:
Technology and Operations



Willie Scholtz



Len de Villiers



André Meyer

Barry Hore

Relationships and Programme Management
Willie Scholtz

Operations
Len de Villiers

IT Innovation
André Meyer

Process
Harry Wilson

Business Services
John Cruickshank

Commercialised Product and Architecture
Mike Jarvis

International Business Development
Michael Gould

Broad strategy and target markets

Technology and Operations ('T&O') provides information technology and operational processing services to the Nedcor Group, its brands and alliances in SA. Also under way is a project to provide card-processing services for Swisscard in Europe.

T&O has developed a distinctive capability that uniquely leverages a combination of talented people, process and information technologies to deliver sustainable productivity improvements. With SA being small in volume terms, T&O's strategy is to use this distinctive competence in support of Nedcor's banking business and, by way of reference, to attract outsourced processing contracts offshore. Once successful, Nedcor can continue to reduce the cost of leading-edge technology, achieve lower unit costs, create jobs and earn foreign currency. Strong interest in our capabilities continues to be shown by banks internationally, particularly in Europe.

NEDCOR



Harry Wilson



John Cruickshank



Mike Jarvis



Michael Gould

Merged entities

By the end of December T&O had successfully merged with its counterparts in BoE, NIB and CoGHB. T&O welcomed approximately 3 000 new staffmembers, bringing its total staff complement to almost 11 000.

Integration process

T&O has booked approximately 27 000 hours to this project since inception. The new organisational structure is complete, as are plans for integrating product portfolios, supporting systems and architecture, rationalising infrastructure and measuring and extracting synergies.

Objectives and outlook

T&O's four focus areas for the coming year are:

- delivering strongly on our BoE/NIB/COGHB merger commitments;
- continuing to build a high-performance organisation;
- further progressing our international strategy; and
- increasing leverage of our strategic investments.

Shared services



Tony Routledge
Executive Director: Corporate and Strategic Activities



Sydney Gericke
General Manager: Product Division



Rick Tudhope
General Manager: Investor Relations and Tax

Product Division

Broad strategy and target market

The Product Management Division has been established to maximise the competitiveness, growth and profitability of the centrally managed product set by meeting and exceeding client needs through product innovation and quality service in a client-centric business model.

Activities

The division is staffed by a team drawn from Nedbank's Retail, Corporate and Commercial Divisions, T&O, BoE and NBS. The senior product management team has extensive banking technology and business experience.

Integration process

The structure and staff placement in this division was finalised at the end of 2002, and the division is currently conducting a thorough analysis of the nearly 400 products and product derivatives in the merged group to remove product duplication and identify the optimal product portfolios for the merged group offering.

Objectives and outlook

In the year ahead the division will focus on improving the project innovation process, with specific emphasis on flawlessly implementing the merger and product integration objectives.

Other activities

Taxation services, Investor Relations and Group Communications all operate centrally and are covered in more detail in other sections of this report.

NEDCOR

2002 review

Nedbank Corporate Banking

Highlights

- Quality asset and non-interest revenue growth: 12%
- Return on equity: 21%
- Excellent credit management with low levels of specific provisions
- Strong growth in black-empowerment transactions
- New management team performing well and fostering excellent client relationships

Operating environment

Corporate Banking was very active in the lending market, generating total new advances of over R10 billion during the year. A significant number of transactions were undertaken for major clients, including Avmin, Miller Brewing Company, Safair, Sasol, Shell SA Marketing, Toyota, Tsogo Sun and the purchase of shares in MTN by management and staff. The increased level of involvement in empowerment activity was a notable achievement.

As interest rate risk is carried in the divisional income statement, the negative effects of four interest rate rises of 1% each (the division's assets reprice slower than its liabilities) limited growth in net interest income, despite strong asset growth.

The strength of the credit risk management process in Corporate Banking and the quality of the advances book resulted in provisions for bad debts charged to the income statement being held to a low level of 0,12% of the advances portfolio.

A cautious approach was adopted to structured-lending activities in Africa and non-interest revenue from this area increased only marginally.

In global trade the focus on marketing, instilling a sales culture and pursuing once-off, high-value, crossborder trade deals delivered benefits during the year under review. As a result, volumes of transactions and revenue grew strongly.

Cooperation between Corporate Banking and all the specialist product and service areas was very good.

Calendar 2002 was an exciting period in the custody industry for Nedbank. Nedbank was rated as the premier local custodian by an independent survey for the second consecutive year and introduced a securities lending service to enhance our current product offering. In terms of assets under custody, Nedbank is now the second-largest service provider in SA.

Nedbank Commercial Banking

Highlights

- Merger with BoE Business Bank
- Sustained growth in core business
- Excellent growth in deposits of over 27%
- Good average asset growth of 24%
- Commensurate growth in NIR, at nearly 12%
- Excellent cost control

2002 review

- Successful initial rollout of values programme aimed at enhancing client service levels
- Improvement in core business bad-debt levels (excluding ringfenced SME book)

Operating environment

Commercial Banking had a successful year with the exception of the additional provisions within the ringfenced SME book (covered in more detail in the Group Financial Director's review). Assets grew by over 10% to some R16 billion, a major portion of which was in our instalment credit product area.

Our deposits grew by 27% on the back of the small-bank crisis, which resulted in a book of some R25 billion at the year-end.

We also saw pleasing growth in our global business and electronic banking offerings. There was an overall improvement in the credit environment, with our non-performing loan book reducing by some 3%. This was overshadowed by the division having to account for the provisions required against the ringfenced SME portfolio.

Strategically, the merger with BoE Business Bank positioned us well for the future, both from a client and a regional point of view. The merger has progressed exceptionally well and there were no Legal Day One issues.

During the year we successfully transferred our Manager Direct channel, servicing the smaller end of the business market, to the Retail Division, whose client service model for this market was more appropriate. The rigorous, automated, high-volume credit processes had in any event been managed within that environment, using scoring methodology for the past 18 months.

During the year we established a number of processes and procedures to comply with the various new laws relating to compliance and money laundering, including a fully functional Operational Risk Committee.

2002 saw the very successful launch of our 'UMCULO' Values Journey, aimed at creating a consistent and sustainable client service culture in the division, within an agreed values framework. This helped substantially in the BoE merger process.

Finally, we had a very successful year in terms of our strategy to develop and service the professional market with our unique value proposition.

Nedbank Treasury

Highlights

- Trading profits increased through effective implementation of dealing strategies, supported by improved marketing and client service.
- Coordinated groupwide funding and liquidity management enabled Nedcor to grow its balance sheet both organically and through acquisitions.
- Further improvements to NedTreasury, the web-based dealing, information and multi-currency payment channel, were successfully implemented. The number of clients utilising the channel increased by 30%, and a 300% increase in volumes and profitability was also achieved.
- Additional improvements in operational efficiency were gained through computer system refinements, allowing straight-through processing to be applied to the majority of transactions.

Operational review

The Treasury operation is configured in line with international best practice, utilising modern systems allowing straight-through processing of most transactions and supported by independent market risk management areas, with integrated risk systems as well as independent middle-office, financial accounting and compliance areas. This structure facilitated the rapid integration of the treasuries of the merged Nedcor Group on to a single platform, with improved operational efficiencies and risk oversight.

Notwithstanding the additional pressures created by the merger project, which commenced in July 2002, focus was maintained on both trading and client service, resulting in improved profitability and an expanded ability to provide funding from a diverse client base.

Nedbank Property Finance

Highlights

- Net interest income growth: 57%
- Net operating income growth: 65%
- Expense growth: 15%
- Net-profit-before-tax growth: 123%

Operational review

The above excellent results were achieved as a result of substantial disbursements made at the end of 2001, the containment of expenses and minimal bad debts being incurred. The division also achieved successful inroads into widening its client base by improving its service delivery channels.

International and Africa

Highlights

- Singapore Branch reaches monthly profitability after 15 months
- Visa card launched for personal banking clients in London
- Strong profit growth from managed African operations
- Hong Kong profits down in tough Asian environment
- Good progress in expanding links with Old Mutual

Operational review

Nedbank's international operations produced lower profits compared with the previous period. This was primarily a result of weak loan demand in our two major markets of Asia and London. These businesses are focused on building our trade finance activities and on expanding our private/personal banking initiatives.

Our subsidiaries in Swaziland and Lesotho showed strong profit growth, as did our associate in Namibia. Despite a strong performance by our Zimbabwe associate, MBCA, we took the decision to cease equity accounting our share of earnings due to the weakness of the Zimbabwean dollar and the uncertain economic outlook.

2002 review

BoE

BoE Corporate and Commercial Banking

Highlights

- Good cost control
- Return of deposits after withdrawals earlier in the year
- Good advances growth
- Overall asset quality remaining good

Operational review

BoE Treasury produced acceptable results in a volatile trading environment, while BoE Merchant Bank produced strong earnings from good deal flow, emerging as the top-ranked merchant bank by value of deals in 2002. BoE Corporate successfully completed a SAP implementation, and at the same time delivered good results, particularly from the Property Finance, Structured-finance and Corporate-saver Divisions. BoE Bank Business Division recorded significant growth in earnings and quality of earnings, benefiting from its strategy of focusing on small and medium businesses.

BoE Retail Banking

Highlights

- Forecast loss turned to a profit
- Recovery of NBS deposits lost during run on BoE
- Restructure of microlending businesses as a result of reassessment of business models
- Integration with Peoples Bank on track to create a single-brand business with two million clients

Operational review

In a volatile banking industry and with turmoil in the microlending market, the division did well to recover lost deposits. NBS Savings and Investments achieved a best-ever performance for the six months and Cashbank performed reasonably well, while the businesses of PEP Bank and Credcor were completely restructured to turn their performances around.

BoE Wealth Management

Highlights

- New-business flows affected by merger activities
- Offshore earnings impacted by strengthening of the rand and lower world market performances
- Operating expenses well-controlled
- Implementation of new strategy and structure commenced

Operational review

The period was characterised by volatile investment and currency markets, which substantially affected earnings. The merger uncertainty impacted on the funding book and new business. Assets under management were lower due to substantially lower levels of SA equities and tough market conditions globally. The offshore businesses, in particular Stenham Gestinor, performed well, although the stronger rand impacted on the conversion into SA earnings.

Capital and investments

The continued focus on the disposal of non-core investments and capital management resulted in the investments in Commercial Finance Company Limited, Really Noble Investments Limited and Table Mountain Aerial Cableway Company Limited being realised during the period.

The key remaining investments of BoE are Canal Walk Limited and Century City Limited. Canal Walk Shopping Centre operated well over the 2002 festive season, with an increase of 29% in turnover, compared with the previous festive season. Century City Limited has been restructured following the identification of certain management irregularities and is well-positioned to capitalise on increasing property development opportunities. Management of these assets has been transferred to the Nedcor Capital Division.

Cape of Good Hope Bank

Highlights

- Net profit attributable to shareholders: 26%
- Return on equity: 24%
- Return on assets: 1,7%
- Expenses to total income: 36%
- Income per employee: R365 000

Operational review

In a hostile credit risk environment Cape of Good Hope Bank recorded outstanding results for the period, culminating in a 10-year annual average compound growth rate in earnings of 22%. This underscores the effectiveness of its strategic initiatives, the quality of its client base and its people. As part of the merger of Nedcor and BoE, and given the regulatory request to rationalise the number of banking licences held, the Cape of Good Hope banking licence was returned at the end of the year. The migration of clients and staff to appropriate Nedbank operating divisions and retail branches is under way. This will ensure continuity for clients, while retaining the skilled people who have contributed to the bank's success over the years, as well as creating a strong regional presence for the enlarged Nedcor Group.

Nedcor Investment Bank

Highlights

- Ability to retain growth pattern despite difficult conditions in investment banking market.
- Continued strong performance of Structured and Project Finance Division.
- Corporate Finance Division and Edward Nathan and Friedland placed first by volume of deals in an independent Deal Makers survey.
- Property Finance recorded outstanding positive contribution to bottom line, reflecting the benefits of focusing on the quality of its portfolio.
- Strategy of hedging offshore capital countered strengthening rand.
- As part of the group integration, minority interests in NIB were acquired and investment in Franklin Templeton NIB unwound on favourable terms.
- Core earnings up 22%.
- Cost-to-income ratio: 34%.
- Return on equity: 25%.

2002 review

Operational review

Despite prevailing economic conditions, NIB recorded continued growth for the year, benefiting from ongoing operating efficiencies and sustained deal flow. The strategic focus on diversifying income streams and expanding foreign operations contributed to a strong financial performance.

The return on average equity was 25,0% (2001: 23,1%). Expenses were again well-controlled and operating margins continued to strengthen, resulting in an efficiency ratio of 34%. Performance risk management and compliance measures were further strengthened during the year. Offshore earnings delivered good returns, despite a strengthening domestic currency, recording 35% of total earnings, while most local operations produced solid results. Treasury faced a challenging period, with profitability negatively affected by volatile trading conditions in both the rand and equity markets. In particular, an abnormal government bond yield curve, caused by a lack of liquidity in respect of longer-dated gilts, and rapidly rising interest rates impacted on trading profits.

Total assets increased year on year by R9,0 billion. The bulk of this adjustment (R6,6 billion) is attributable to the implementation in December 2002 of Banks Act circular 10 – Disclosure of Repurchase and Resale Agreements. Excluding this adjustment, normal year-on-year organic growth on assets amounts to R2,4 billion, primarily against advances in property, structured finance and treasury.

Imperial Bank

Highlights

- Strong growth in net interest income.
- 65% advances growth.
- Retail motor finance book grew by 66%, with excellent market penetration outside Imperial Holdings group into independent dealerships and large motor groups.
- Property finance book increased by 79%, with quality new business secured in a competitive market.
- Quality of aviation finance book improved and, while provisions were higher, doubtful debts were contained.
- Specialised finance area again showed strong growth, with strong increase in fee income.

Operational review

During its second year in the Nedcor Group, Imperial Bank continued to deliver on the objectives of scope, reach and scale set at the time of the alliance with Imperial Holdings. Nedcor holds 50,1% of Imperial Bank, which doubled attributable profits in the review period.

Clearly focused on its niche areas of operation, Imperial Bank recorded impressive market penetration in the competitive motor finance sector, with over half the growth emanating from independent dealerships and large motor groups other than Imperial Holdings. The bank's property finance activities, founded on unique strategic partnerships with clients and their advisers, are proving a successful business model in generating strong growth of quality business. Disappointingly, larger-than-expected credit losses were recorded in the discontinued Office Equipment and Truck Finance Division, as well as in the aviation finance sector, but management is confident that new credit policies will ensure that the quality of the book will be sound in future.

Specialised finance activities ensured a notable increase in non-interest revenues, with the highlight for the period being Imperial Bank's securing a rand-based US Ex-Im Bank guarantee for US$173 million for aircraft funding. This is a significant achievement for a young bank in a highly competitive market.

During the year Imperial Bank was appointed to collect some R1,3 billion in remaining debts for the Planet Finance operations of Saambou Bank. Debt collection is a profitable niche and will be a focus area for the bank in future. At the same time Imperial Bank acquired a parcel of Saambou assets worth over R800 million. These assets are expected to contribute to profitability in future.

Nedbank Retail

2002 was a year full of activity in the Retail Division, starting and ending with substantial reorganisation. The year's major event was the merger with BoE. In relative terms the Retail Division is largely unaffected by the merger, but the process of reorganising the Nedcor Group entails some changes, with the primary focus around the absorption of disparate business entities into Nedbank Retail.

The integration of Manager Direct, previously managed within the Commercial Division, into Retail was initiated. In addition, the Cape of Good Hope Bank retail business comprising 25 000 clients and 11 branches will be integrated as part of the merger process.

The establishment of a separate Wealth Management business will see the migration of approximately 3 000 Nedbank Private Bank clients and 50 staff to the new area with approximately 1 000 Cape of Good Hope Bank clients being migrated to Nedbank Private Bank. The Nedbank unit trust companies will also be integrated into the Wealth Management business.

While in the long run 2002 will be remembered for the merger between Nedcor and BoE, there are many other events that have changed the shape of Nedbank Retail Banking. The business has improved current financial performance substantially while simultaneously rebuilding the business to create a platform for sustainable growth.

Private Banking

Highlights

- Advances growth of 20,4%, with client assets exceeding R3 billion.
- Wealth Management assets under management of R6,5 billion.
- Staff skills enhanced across a broad range of fields.

Operational review

Net profit after tax grew by 30%, despite difficult market conditions, non-performing investment markets and increasing interest rates. These results reflect the benefits of a modified business model – following a client survey – which optimises delivery channels to clients, provides easier access for clients to their private banking managers and improves sales and service effectiveness.

2002 review

Personal Banking

Highlights

- Annual NPAT growth of 23%
- Homeloan growth of 21%
- Vehicle finance growth of 39%
- Client liabilities growth of 25%

Operational review

During the year the business unit was realigned and streamlined to position it to capitalise on broad-based opportunities, thus opening the path to sustainable future growth and increasing the potential of the existing client base.

Nedbank Markets

Highlights

- 30% growth in NPAT
- Service ethic permeating the unit, with the service promise communicated to clients throughout the branch network. Client satisfaction index improved substantially in the second six months of 2002
- Extensive staff training using innovative techniques

Operational review

Restructuring during the review period saw resources appropriately reorganised and introduced a proactive, technology-led approach to sales and service effectiveness.

The new regional management team has started creating a new performance and service ethic, supported by focused marketing and incentive campaigns, resulting in record sales being achieved in the last quarter of 2002 and client satisfaction increasing noticeably.

Nedcor Group Insurance Brokers ('NGIB')

Highlights

- Income grew by 39,1% to R97 million.
- Personal lines and direct sales income grew by 60,6%, reflecting the focus on product development and sales.
- Expense growth was well-contained.
- Net profit ratio before tax of 64,8% (NPBT/gross income).

Operational review

NGIB delivered its best performance ever in 2002, with income almost doubling between 2000 and 2002 in a highly competitive market. A difficult insurance renewal period in the Permanent and People's Bank insurance books was countered by the introduction of a rate and inflationary increase following the 11 September 2001 catastrophe, as well as the introduction of a policy fee and warranty premium on plumbing and electrical failures. The claims ratio was contained within very acceptable levels, while unacceptable loss ratios of certain schemes were addressed.

Permanent Bank/Old Mutual Bank

Highlights and operational review

- Retention of all deposit clients during period of closing 40 Permanent Bank branches.
- Effective dismantling of existing Old Mutual Bank cost structure.

Operational review

2002 was a difficult period for both Permanent Bank and Old Mutual Bank. The merger was announced in November 2001 and very little happened for a year. Despite this, Permanent Bank managed to retain its total deposit book while closing half of its branches in anticipation of the merger. Old Mutual Bank was a fully fledged bank with all regulatory and governance structures, systems, processes and staff in place. This was totally dismantled and reduced to a small group of brand, marketing, and channel management staff. The new merged bank began operating as a division of Nedbank Limited early in 2003.

Pick 'n Pay Go Banking

Highlights

- Number of accounts grew by 237%
- Deposit book grew by 29%
- Transactions/month increased by 106%
- Average number of accounts opened between July and December 2002 was 10 440 per month

Operational review

During the year the focus was on creating instore capability: cash withdrawals, combined transactions and balance enquiries at point of sale. There is now a Go Banking marketing presence in 232 Pick 'n Pay stores, while 236 Go Bankers were employed, trained and deployed into 152 stores.

An internet banking channel was launched and well-received by clients, while the capability to deliver Go Banking cards to clients in stores was substantially improved. The introduction of the Shop 'n Save promotions, offering discounts exclusively to Go Banking clients, underpinned the significant growth in clients, accounts opened and transaction volumes.

2002 review

Capital One/Nedcor alliance – American Express

Highlights

- New cards issued increased by 25%
- Turnover increased 33%
- Converted to new operating system
- New product introductions and enhancements
- Entered into new strategic partnerships

Operational review

In 2002 American Express recorded strong growth in new accounts and turnover up 25% and 33% respectively. This was achieved through the introduction of new products, benefit enhancements, the pursuit of a premium niche strategy and focused programmes with existing members.

The entire card base was converted to the new card and merchant system (CAMS), giving American Express the flexibility to differentiate and enhance product offerings and service to clients.

Peoples Bank

Retail Division

Highlights

- Achieved mortgage growth of 9%.
- Impressive organic growth in liabilities.
- Good progress on integration, while managing normal business operations.

Operational review

This entire business sector faced extremely challenging conditions in the past year, with the demise of several high-profile competitors and the return of numerous banking licences. This, together with the depreciation of the rand and an inflationary environment, put even greater pressure on clients' ability to save. Against this background the results of the Retail Banking Division are commendable.

JD Group/Peoples Bank alliance

Highlights

- Over 180 instore points of presence fully operational
- Distribution of selected Old Mutual Group Schemes products
- Alliance business operations integrated into Peoples Bank
- Automated loan application system launched

Operational review

During the year a limited number of new instore points of presence were established in selected Bradlows, Russells, Joshua Doore and Price 'n Pride outlets, while a full-service onstore outlet was successfully piloted.

The range of Peoples Bank products and services being distributed through this cost-effective sales channel is due to be expanded in 2003.

Capital One/Peoples Bank alliance

Highlights

- 68 000 new accounts booked in 2002.
- Value of the book increased by 33% from R750 million to R1 billion.
- Significant improvement in credit-scoring ability.
- Strong focus on operations, particularly collections.

Operational review

The end of 2001 and beginning of 2002 were characterised by considerable turbulence in the microlending industry. The combination of the overextension of consumers during 2000 and 2001, the squeeze on disposable incomes due to inflation and interest rate increases, and disruption of the market by the troubles at Unifer and Saambou led to increased bad debts over the year. The Peoples Bank's policy of cautious growth, coupled with a generally conservative approach to credit granting and provisioning, however, restricted exposure to the high-risk unsecured market.

During the year growth was further controlled by the introduction of improved and stricter credit scoring. Much focus was placed on enhancing the collections infrastructure, with positive results towards the end of the period. These are expected to continue in 2003.

2002 review

Old Mutual Group Schemes/Peoples Bank alliance

Highlights

- A further 12 000 bank accounts were opened for Old Mutual Group Schemes clients by 41 Peoples Bank staff based inside 27 Old Mutual Group Schemes client service branches.
- The value of Peoples Bank's book built up through this alliance now exceeds R77 million in assets and R22 million in liabilities.
- Over 16 000 top-of-the-range assurance policies were sold to individual Peoples Bank clients by 80 Old Mutual Group Schemes advisers attached to 77 Peoples Bank branches.
- Over 68 000 credit life policies were sold with Peoples Bank products.
- Productivity is being enhanced as synergies emerge.

Operational review

By nature the bancassurance model is dynamic and evolving in a very competitive market. Accordingly, during the review period much attention was given to identifying the optimal distribution model, reviewing the product range to meet market needs and equipping staff for multiple-level sales. Areas with strong growth potential, such as employee banking, are being jointly targeted by Peoples Bank and Old Mutual Group Schemes.

Gerrard Private Bank

Highlights

- The bank was awarded the 2002 best offshore banking group and best offshore product range awards, competing against well-known international banking groups.
- A representative office opened in SA following approval by the South African Reserve Bank and the Financial Services Board.
- Moody's Investors Service gave an A2 long-term deposit rating, matching the issuer rating of Old Mutual, and a P1 short-term deposit rating, the highest possible rating.
- Fairbairn Trust Co was consolidated into Gerrard Private Bank in April 2002.
- Investor in People recognition was achieved in October 2002.

Operational review

It was a challenging year in international markets. Interest rates in the currencies in which Gerrard conducts business were at historical lows, and equity markets were 28% off their previous year's values. Despite these challenges, and with tight control on expenditure, Gerrard increased earnings for the year.

NEDCOR

Technology and Operations

Highlights

- Globalisation – our first European initiative is in progress at Swisscard.
- Financial performance – costs were well-controlled within T&O and its rate of growth was once again contained to below that of the rest of the Nedcor Group.
- Digitisation – delivery in technology-related projects continued aggressively throughout the year, with 82 projects being delivered, compared with 70 in 2001. The value of projects commissioned during the year was in excess of R700 million.
- Operations – good performance from this division kept cost growth close to zero for the fifth year in a row, while at the same time improving service and lowering risk.

Operational review

Financial performance and measurement

T&O's core costs increased by a credible 6,9%, compared with last year.

Globalisation

- International base – during the year we successfully concluded contractual negotiations with Swisscard, lending further credibility to our processing strategy. The implementation of the new platform in Europe is under way.

Digitisation

Significant project delivery was achieved during 2002. Some specific highlights include:

- Alpha productivity improvements – the Alpha programme, focused on IT-enabled reengineering, has generated cost savings of just under R400 million since 1999.
- Electronic channels – enhancements to the NetBank internet banking channel allow clients to process secure third-party payments, using a security mechanism incorporating the use of cellular technology. Clients can now access digital images of deposit slips, cheques and archived statements via NetBank. The relevant image can be accessed within seconds and has resulted in a significant improvement in client service and satisfaction. Both are firsts for SA.
- Card-processing platform – this portfolio landed 17 initiatives during the year under review, the most significant being the implementation of the CAMS II platform. Over one million cards are running on this platform.

Branch operations

- Branch performance – in a survey conducted among 2 500 households, Nedbank branches were rated the best in SA in terms of counter service and Permanent Bank had the shortest queuing times. This performance confirms the success of our strategy of splitting sales and service in branches by not only achieving improving service levels, but simultaneously reducing costs and lowering the risk profile.

2002 review

IT operations

- Mainframe environment – over the past six years we have been benchmarking our MVS mainframe environment against worldclass reference groups. Using a composite productivity factor, Nedbank was rated significantly better than a super group of worldclass banks that have four times Nedbank's processing power.

Risk and compliance

Reports show that risk management and compliance with processes and procedures are better than at any time over the past 10 years.

Technology investments

The past year was one of continued consolidation within Nedcor's technology investment area. Nedcor maintains its strategic intent of investing in specific technology organisations, which enables us to work with and leverage our investment partners to create the additional human and intellectual capacity required to support both local and international initiatives. With the exception of Dimension Data, most of the companies in our investment portfolio comprise startups and others yet to reach critical mass. Persistence is often required to overcome early challenges in these companies but, when they work, they have the potential of providing great benefit in the longer term, as was evidenced with NedTel Cellular. In 2002 the technology investment portfolio (excluding Dimension Data) performed to expectation. While some companies didn't quite meet performance expectations, this was offset by those that exceeded their targets.

Group Capital Management

During the course of the 2002 financial year the Group Capital Management Cluster arranged, participated or assisted in the following major work streams:

- the merger integration and restructure process after the acquisition of BoE (dealt with in detail elsewhere);
- the structuring, placement, issue and listing on the JSE of R2 billion of primary Nedbank preference share capital;
- the sale and/or restructuring of several non-core and underperforming assets in excess of R300 million; and
- reducing large exposure risks pursuant to the merger by some R400 million.

NEDCOR

Corporate governance

Corporate governance philosophy, strategy and objectives

'The landscape of corporate governance, both locally and internationally, has changed dramatically in recent times.

'Nedcor believes that investors and all other stakeholders will now ascribe a governance premium to companies that have high-quality reporting and governance, and a corresponding governance discount to those that are found wanting.

'The new Nedcor Group's governance strategy, objectives and structures have been designed to ensure that the group earns its governance premium.' **Chris Liebenberg**

Enhanced corporate governance strategy

In tandem with the arrival of Legal Day One on 1 January 2003 (the day on which the merger of the banking licences within the group occurred) for the new Nedcor Group, an enhanced process, structure and strategy for corporate governance were implemented.

The following summarises the salient aspects of these enhancements.

New risk management strategy

Regulation 1 of the Banks Act states that the objective of the regulations ' . . . is to provide for the establishment of basic principles relating to the maintenance of effective risk management . . .'. Regulation 38 states that the ' . . . process of corporate governance includes the maintenance of effective risk management'. The King Report on Corporate Governance 2002 ('King II' or 'the code') contains comprehensive references to and requirements with respect to risk management. The proposed new Basel Capital Accord ('Basel II') will enforce internationally a significant increase in risk management sophistication and reporting.

Risk management in the financial services industry is now accepted as being of fundamental strategic importance to profitability, growth and long-term sustainability. It is a dynamic process that is constantly evolving.

Nedcor has adopted a new risk management strategy and methodology, enterprise-wide risk management, which has the principles of corporate governance best practice embedded in its foundation. See the risk management section of this report for a comprehensive discussion on this.

Corporate governance executive office established

The group was proud to announce, in the second half of 2002, the appointment of Selby Baqwa to establish an executive office championing corporate governance on a day-to-day basis across the group.

Significantly, though, Selby reports directly to the Chairman of the Nedcor Board of Directors on all aspects related to corporate governance. Selby is an official invitee to all board and board committee meetings.



Adv Selby Baqwa
Head: Corporate Governance

Specifically Selby's role is:

- in conjunction with the Company Secretary, to place a strong focus on the corporate governance role, duties and responsibilities of the board and individual directors, from both an advisory and a compliance with best practice perspective;
- to set up a corporate governance unit focused on championing and driving, with the guidance and support of the new Social and Environment Board Committee, the principles of good corporate citizenship and measurement of the group's non-financial performance, resulting in the achievement of a balanced and integrated economic, social and environmental performance (triple bottom line), which is further outlined in the risk management section of this report under the heading 'Non-financial risks and corporate citizenship';
- to interact with and actively support, through his direct report line to the board, the other key roleplayers in the group championing corporate governance, eg the new Group Risk Division responsible for inter alia championing enterprise-wide risk management implementation and providing audit and compliance assurance, and the Investor Relations and Group Communications Units addressing stakeholder engagement and rising disclosure and reporting standards;
- to review and consult on the corporate governance practices and processes in Nedcor's alliances, and report on these to the board; and
- to assess and report to the board on the overall corporate governance process in the group – strategically and not just in respect of formal compliance with specific requirements.

Enhanced internal audit and compliance governance functions

Two key internal functions of the corporate governance system in the group are performed by Internal Audit and Compliance.

Internal Audit

Internal Audit in Nedcor performs an effective independent appraisal function that examines and evaluates the group's activities. The purpose, authority and responsibility of the function are formally defined in line with the definition of internal auditing of the Institute of Internal Auditors in a charter approved by the board.

Internal Audit reports at meetings of the Group Audit, Risk and Compliance ('ARC') Committee and has unrestricted access to the chairman of that committee, the Chief Executive and the Chairman of the board. Functionally, Internal Audit reports to the Chief Risk Officer as it is an integral component of the enterprise-wide risk management strategy.

A new major thrust of Internal Audit is to coordinate throughout the group the risk identification and assessment methodology ('Barnowl') being implemented across the group, referred to in the risk management section of this report, as well as the control self-assessment process.

These processes will also greatly assist and enhance the risk-assessment-based audit approach adopted by Internal Audit, as well as reporting on risk and internal control to management and the Group ARC Committee.

The Nedcor and BoE Internal Audit Divisions have been successfully integrated, and planning and audit strategy across the new Nedcor Group has been completed for 2003.

Compliance

Compliance performs a fully established independent function within the Nedcor Group and also has unrestricted access to the Chairman of the Group ARC Committee, the Chief Executive and the Chairman of the board. Compliance is an essential part of the structure of internal control needed to manage regulatory and reputational risk.

Nedcor operates within a framework created by legislation and various regulatory authorities. This is far-reaching and complex, and therefore requires the specific attention and skills of the group's compliance officers.

It is the compliance officers' role, among other things, to provide guidance, assess, monitor and report on the following:

- material breaches of the legal, regulatory, corporate governance and internal control environments;
- the impact of new legislation/regulations and the implementation of appropriate policies and procedures;
- the group's personal-account trading rules;
- the group's code of ethics and its enforcement;
- contact with regulators; and
- policies and procedures established to protect the group against loss incurred due to:
  - financial fraud;
  - insider trading;
  - market abuse; and
  - money laundering.

An effective compliance framework is regarded by the board as a necessary prerequisite for ensuring Nedcor's financial success.

It is two years since regulation 47 of the Banks Act required the establishment of an independent compliance function, and the new Nedcor Group is now well-positioned in this regard. A comprehensive Group Compliance Framework for the new Nedcor Group has been introduced.

Group compliance and divisional compliance functions have been established. The group function includes senior regional heads based in Johannesburg, Durban and Cape Town reporting to the Group Chief Compliance Officer at the centre.

Divisional compliance officers have been formally appointed and functions established in every cluster and/or division across the group. These officers have dual reporting lines to the heads of the business divisions and Group Compliance.

Nedcor's King II implementation plan

As a JSE-listed financial services company the Nedcor Group is very clearly an affected company to which King II applies.

Nedcor fully subscribes to and supports the code and has developed a comprehensive implementation and monitoring plan to meet its requirements and recommendations. This plan incorporates the corporate governance requirements of the Regulations to the Banks Act.

The plan has been approved by the board and its implementation will be monitored by the newly established board committee, the Group Corporate Governance Committee.

The new Nedcor Group is already in substantial compliance with the code, the main area of work in progress being integrated sustainability reporting and will be a major focus for 2003.

The Enterprise-wide Risk Management Framework referred to earlier was designed incorporating all relevant aspects of the code.

The only areas of anticipated non-compliance with the code in Nedcor, which the board is satisfied do not impair the governance system or perceptions of it, are as follows:

- The Chairman of the board is a non-executive director but is not an independent director as defined by the code only by virtue of the fact that he also serves on the board of the group's holding company, Old Mutual plc.

  The Chairman has greater involvement in the group than the other non-executive directors. In the opinion of the board this level of involvement is considered necessary for the effective running of the board, but does not constitute the exercise of executive powers. The Chairman, in particular, plays a leading role in spearheading corporate governance in the Nedcor Group.

  Peter Joubert is the Deputy Chairman and fulfils the role of lead non-executive director in line with international best practice, as is also recommended in King II.

- Chairmen of the following board committees are not independent directors as defined by the code, again only by virtue that they also serve on the board of Old Mutual plc:
  - Group Audit, Risk and Compliance Committee (Peter Joubert); and
  - Chairman's Committee, Group Corporate Governance Committee and Nomination Committee (Chris Liebenberg).

- The Group Audit Risk and Compliance ('ARC') and Nomination Committees do not have a majority of independent non-executive directors for the same reason as outlined above.

Corporate governance framework

The key features of Nedcor's corporate governance process, and incorporation of the code, are included in the board-approved Corporate Governance Framework presented on page 73.

Vital elements of the framework and the corporate governance process in Nedcor are the interaction between executive management and non-executive directors, and the significant emphasis, resources and structure given to independent executive management functions to champion corporate governance on a day-to-day basis and proactively assist the board, board committees and individual non-executive directors with corporate governance responsibilities.

Revised board committees

Board committees have been established to assist the board in the discharge of its duties and responsibilities.

In the new Nedcor Group nine board committees have been established with formal written terms of reference. The new committees introduced include a Risk Committee, which has been combined with the Audit Committee and will serve and be known as the 'Group Audit, Risk and Compliance Committee' (refer to the risk management section on page 100 for details on this), a Group Corporate Governance Committee, a Nomination Committee, a Group Social and Environment Committee and a Group Market Risk Committee.

Details on the composition, meetings and key terms of reference, as well as the key risk areas they are responsible for monitoring, are addressed in the Corporate Governance Framework and layer 2 of the Enterprise-wide Risk Management Framework on page 105 respectively.

Three of the key components that will be addressed by the new committees are the formal process of appointment of directors to the board, board continuity, and board and individual director evaluation.

The board is satisfied that the board committees have effectively discharged their duties and responsibilities in 2002.

Formalised corporate governance objectives

The board has formalised its corporate governance objectives, which are listed in the Corporate Governance Framework on page 73. At least annually the board will assess and document whether the process of corporate governance implemented by the group successfully achieves these objectives.

The board of directors

Role and composition

Nedcor has a unitary board structure comprising 25 directors. Of these, nine are considered to be independent non-executive, as defined by King II, seven non-executive and nine executive directors.

Of the seven non-executive directors, five (including the Chairman) are disqualified as independent only by virtue of the fact that they also serve as non-executive directors on the board of the group's holding company, Old Mutual plc.

The details of all directors appear on pages 217 and 218.

The directors come from diverse backgrounds and bring to the board a wide range of experience in commerce, industry and banking. The strong independent composition of the board provides for independent and objective judgement in the decisionmaking process and ensures that no one individual has unfettered powers of decision and authority.

In general, directors are given no fixed term of appointment, while executive directors are subject to short-term notice periods. An executive director is required to retire from the board at age 60, while a non-executive director is required to retire at age 70. Reappointment of non-executive directors is not automatic.

The board has formal written terms of reference that have been updated in respect of, among other things, new requirements, best practice and King II. The main functions of the board are:

- determining the overall objectives (purpose) for the company;
- developing strategies to meet those objectives;
- formulating company policies;
- rating the company's own performance;
- appointing a chief executive officer for the company; and
- rating the performance of the company directors.

Within this framework, the board has identified a range of strategic and operational objectives and risks as more fully described on pages 73 and 77.

The board is responsible to the shareholders for setting the direction of the group through defined strategic objectives and key policies, which are articulated through a formal process to the applicable levels of the organisation.



Gawie Nienaber
Company Secretary:
Nedcor Limited

Stringent investment and performance criteria are determined and defined by the board. These are regularly monitored through business plan reviews, key operational and management performance indicators, economic policies and trends, annual budgets and major capital expenditure programmes, significant acquisitions, disposals and other transactions, as well as criteria important to Nedcor's relations with its primary stakeholders and its reputation and conduct as a good corporate citizen.

This is supported by a schedule of matters reserved for the board to ensure that the directors maintain full and effective control over the group of companies, specifically for significant strategic, financial, organisational and compliance matters.

The board is accountable to Nedcor's shareholders for exercising leadership, enterprise, integrity and judgement in directing the organisation to achieve continuing prosperity for the Nedcor Group by obtaining the necessary balance between entrepreneurial enterprise and conformance with legislation, regulations and increasingly stringent governance practices.

Chairman and Chief Executive

The roles of Chairman and Chief Executive are separate. The board is led by the Chairman, Chris Liebenberg, and the executive management of the group is the responsibility of the Chief Executive, Richard Laubscher.

This clearly accepted division of responsibilities at the head of the company ensures a balance of authority and power, so that no one individual has unfettered powers of decisionmaking.

As regards the 'independence' of the Chairman, and his non-executive classification in terms of King II, by virtue of his position as Chairman and his appropriate greater involvement in the organisation, this would most likely not render him as fully independent. Recent findings in the UK query whether the Chairman should be classified as independent or not for this very reason. Notwithstanding this, his position/independence is supported by virtue of the lead non-executive director and Deputy Chairman, Peter Joubert.

Company Secretary

All directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that board procedures and applicable rules and regulations are fully observed. The removal of the Company Secretary would be a matter for the board as a whole. Moreover, the board has agreed and established a procedure in furtherance of its duties whereby directors may obtain independent professional advice at the expense of the company.

Board meetings

In 2002 the board met 11 times. It is policy for the board to meet frequently, and a formal schedule of matters is required to be submitted to the board on the basis of an annual work plan. Additional or other matters of significance to Nedcor and the group are required to be brought to the board's attention timely and in a number of instances this has required the board to convene outside the scheduled plan of meetings.

NEDCOR

Nedcor's Corporate Governance Framework

Nedcor's Corporate Governance Framework

The board's corporate governance objectives

- Maximum level of efficiency and profitability of the group within an acceptable risk profile.
- Implementation of the group's strategy and compliance with the strategic framework of the group.
- Commitment by executive officers of the group to adhere to corporate behaviour that is universally recognised and accepted as correct and proper.
- Balancing the interests of shareholders and other stakeholders, who may be affected by the conduct of directors or executive officers of the group, within a framework of accountability.
- Establishing and maintaining mechanisms to minimise or avoid potential conflicts of interest between the business interests of the group and the personal interests of directors or executive officers.
- Timely and accurate disclosure of matters that are material to the business of the group or the interests of stakeholders.
- Finding the correct balance between conforming with governance constraints and performing in an entrepreneurial way.
- Achievement of a balanced and integrated economic, social and environmental performance ('triple bottom line') and implementation of a best-practice corporate citizenship framework.
- Efficient and effective functioning of the Enterprise-wide Risk Management Framework.
- Compliance in substance with the provisions of the Code of Corporate Practices and Conduct of the King Report on Corporate Governance – 2002 ('King II'), the Banks Act, regulations, other sources of corporate governance best practice and requirements of Nedcor's holding company, Old Mutual plc.

Corporate governance is the system by which the group is directed and controlled, and is also concerned with optimising the balance between the group's economic and social goals – to align as closely as possible the interests of individuals, society and the organisation as a whole. The Nedcor Group fully subscribes to best practice and behaviour in corporate governance, the King Report on Corporate Governance ('King II'), and compliance with regulation 38 of the Banks Act.

The board of directors ('the board')

The board is the focal point of the corporate governance system in the Nedcor Group. It is ultimately accountable and responsible for the performance, affairs and behaviour of the group. There are formalised terms of reference ('charters') for the board and all the board committees. Salient features of these are recorded below.

Composition of the board
- Unitary board structure consisting of non-executive and executive directors.
- Majority of non-executive directors of whom sufficient are independent, as defined by King II.
- Chairman of the board not an employee nor a member of the Group Audit, Risk and Compliance Committee.

Membership of the board
- Roles of the Chairman and Chief Executive separate and a clearly accepted division of responsibilities.
- No one individual having unfettered powers of decisionmaking.
- Board size, diversity and demographics reviewed at least annually.
- Board Directorship Continuity Programme established.
- Procedures for appointments to the board – formal and transparent, assisted by the Nomination Committee.

Meetings of the board
- At least six times a year or at the call of the Chairman of the board.

Board evaluations
- Evaluation is done annually on composition, performance, processes and procedures.

Board's key roles and responsibilities
- Promoting the interests of shareholders.
- Ultimate accountability and responsibility for the performance and affairs of the company.
- Retaining full and effective control.
- Monitoring management's performance and implementing board plans and strategies.
- Appointing and reviewing the performance of the CEO.
- Ensuring financial statements are true and fair, and contain proper and adequate disclosures.
- Enforcing high standards of ethics and corporate behaviour.
- Enforcing appropriate risk management, internal controls and regulatory compliance.
- Implementing and maintaining Corporate Governance Framework and corporate code of conduct.
- Ensuring transparent and prompt communication with shareholders and all relevant stakeholders.
- Identifying and monitoring non-financial aspects relevant to the business of the company.
- Recording facts and assumptions to conclude that the company will continue as a going concern.
- Identifying and monitoring director selection and orientation, and evaluation processes put in place.

Board's key roles and responsibilities (continued)
- Ensuring that the company is achieving its goal and that the correct balance between conforming to governance constraints and performing in an entrepreneurial way is achieved.
- Reviewing performance of the board committees.
- Defining levels of materiality, reserving specific power to itself and delegating other matters, with the necessary written authority to management.
- Responsibility for the total process of risk management, including disclosures on risk management and ensuring that a risk assessment is undertaken at least annually.
- Identifying and maintaining key risk areas and key performance indicators, with particular attention to technology and systems.
- Reviewing and approving remuneration policies and practices following REMCO recommendations.
- Ultimately responsible for ensuring an adequate and effective process of corporate governance is established and maintained.

Induction of new directors
- An induction programme is conducted for all newly appointed directors.

Board committees

(* = independent)

Chairman's Committee
Chair: CF Liebenberg; WAM Clewlow; PG Joubert; ME Mkwanazi*; JH Sutcliffe; RG Cottrell*

Meetings at least quarterly

Key terms of reference
- Conveys evaluation(s) and/or recommendations only to the board and has no decisionmaking powers, unless authorised on an ad hoc basis by the board.
- Issues of fundamental strategic importance to the group.
- Utilisation of capital to ensure it is optimised.
- Sounding board for issues proposed by management that are material to the group's strategies and objectives.

Group Strategic Innovation Management Committee ('SIMCO')
Chair: ME Mkwanazi*; CF Liebenberg; CML Savage*; GS van Niekerk

Meetings at least quarterly

Key terms of reference
- Monitors all issues pertaining to information technology, both operational and strategic.
- Ensures alignment of the prioritisation and magnitude of IT development spend and investment with overall group strategy.
- Ensures that the group has a well-coordinated, efficient, effective and properly resourced IT strategy.
- Approves and monitors large projects.

Nomination Committee
Chair: CF Liebenberg; WAM Clewlow; PG Joubert; ME Mkwanazi*; JH Sutcliffe; RG Cottrell*; MJ Levett

Meetings at least quarterly

Key terms of reference
- Recommends appointment of new executive and non-executive directors and composition of the board.
- Reviews the succession planning of directors.
- Assesses conduct and competence of directors and board committees.
- Board self-evaluation.

Group Remuneration Committee ('REMCO')
Chair: N Dennis*; CJW Ball*; PG Joubert; CF Liebenberg; JB Magwaza*; JH Sutcliffe

Meetings at least quarterly

Key terms of reference
- Ensures the right calibre of executive senior management is attracted, retained, motivated and rewarded.
- Recommendations on the remuneration of the Chairman and non-executive directors and executive directors.
- Approves remuneration levels for senior executives.
- Reviews remuneration policies.
- Ensures that a greater portion of remuneration is linked to variable pay as opposed to guaranteed pay.
- Reviews all aspects of remuneration, including incentive schemes.

Group Social and Environment Committee
Chair: B Figaji*; MJ Leeming; CF Liebenberg; TH Nyasulu*; GF Richardson; CC Parker

Meetings at least quarterly

Key terms of reference
- Monitors all issues pertaining to the integrated economic, social and environmental performance.
- Approves framework, policies and guidelines for social, environmental, and non-financial risk management.
- Receives reports covering matters relating to social, environment and non-financial risks and potential liabilities.
- Reviews measures of sustainability, socially responsible investment and corporate citizenship.
- Reviews management of and reporting on social risks, eg HIV/Aids.

Group Corporate Governance Committee
Chair: CF Liebenberg; WAM Clewlow; PG Joubert; ME Mkwanazi*; RG Cottrell*; MJ Levett; JH Sutcliffe

Meetings at least quarterly

Key terms of reference
- Acts as a board's expert monitor of the group's reputational risk and in particular the corporate governance requirements of the Code of Corporate Practices and Conduct ('King II') and regulation 38 of the Banks Act.
- Maintains a board directorship continuity programme.
- Functions prescribed by the board and Registrar of Banks.
- Monitors the group's performance against the board's corporate governance objectives.

Group Credit Committee ('CROM')
Chair: CJW Ball*; RG Cottrell*; CF Liebenberg; G F Richardson

Meetings at least quarterly

Key terms of reference
- Approves advances in excess of authority levels sanctioned by itself.
- Approves credit risk policies.
- Approves credit authority/mandate levels.
- Monitors the Group Credit Risk Framework.
- Assesses adequacy of provisions for credit losses.
- Assesses trends in asset and portfolio quality.
- Monitors the watch list, large exposures, country risk exposures, etc.
- Provides guidance with regard to specific industries, geographical locations and clients, and generally acts as a sounding board for management.

Group Market Risk Committee
Chair: BE Davison*; CML Savage*; CF Liebenberg; PF Nhleko; GF Richardson

Meetings at least quarterly

Key terms of reference
- Monitors across the group the management and assessment of financial risks, including:
  - market trading risks
  - financial instruments (derivatives) usage
  - ALCO risks and the ALCO process and function
  - private-equity, private-property and debt investment risks
  - investment exposures intragroup
  - risks related to underwriting of share issues.
- Reviews and approves market risk policies, limits and authority levels.

Group Audit Risk and Compliance ('ARC') Committee assisted by two subcommittees
Chair: PG Joubert; Deputy: WAM Clewlow; RG Cottrell*; BE Davison*; JVF Roberts; CJW Ball*

In attendance (minimum): Group Internal Audit, Group Compliance, External Audit, executive directors, Chief Risk Officer, Head: Basel II & ERM, SAM Baqwa.

Meetings at least quarterly.

Key terms of reference
- Monitors that an effective control, risk management and compliance environment is enforced.
- Monitors that the internal audit and compliance functions are effective.
- Monitors that the external auditors are effective and efficient.
- Considers non-audit services rendered.
- Reviews published financial statements and reporting for proper and complete disclosure of timely, reliable and consistent information and confirms that the accounting policies used are appropriate.
- Receives regular reporting from key management functions, board committees and alliances.
- Ensures formal risk assessment is undertaken annually.
- Monitors the implementation and ongoing maintenance of an Enterprise-wide Risk Management Framework and group policies and authority levels.
- Understands the requirements, reviews plans and monitors implementation of the pending new Basel Capital Accord ('Basel II').

Group Executive Committee ('Group EXCO')

Group EXCO is delegated by the board the authority for the day-to-day running of the business and governance of the group's activities. Group EXCO is assisted by various executive committees as listed below and executive management functions laid out adjacently. The executive management committees also report into the board committees listed above. (Refer Enterprise-wide Risk Management Framework for detail).

Group Executive Management Committees

- **Group Capital Management Committee** – Chair: IJ Botha
- **Basel II Steering Committee** – Chair: IJ Botha
- **T&O Clusters** (IT Strategic risk) – Chair: BJS Hore
- **Pre-Simco** – Chair: AA Routledge
- **Management Remuneration Committee** – Chair: AA Routledge
- **Group Human Resources Council** – Chair: I Mzimela
- **Group Corporate Citizenship Committee** ('Triple bottom line') – Chair: SAM Baqwa
- **Corporate Governance Management Committee** – Chair: SAM Baqwa
- **Credit Risk Management Committees ('CRAMS')** (Separate CRAM for each major credit division) – Chairs: various independent executives
- **Technical forums** – Corporate Cluster, Chair: W Rojas; Retail Cluster, Chair: S Gericke; Wealth Management, Chair: SVR Cesserley
- **Group Alco Committee** – Chair: CJ Pearce
- **Group Trading Risk and Derivatives Committee** – Chair: MS Parker
- **Capital Markets Investment Committee** – Chair: B Kennedy
- **Property Investment Committee** – Chair: M Brown
- **Group Accounting and Management Info Committee** – Chair: SG Morris
- **Group Tax Committee** – Chair: SG Morris
- **Cluster Operational Risk Committees** (meet quarterly) – Chairs: various executive directors
- **Divisional Operational Risk Committees** (meet monthly) – Chairs: various divisional directors

Executive management governance champions

SAM Baqwa – Head of overall corporate governance groupwide (Reports directly to the chairman of the board and invitee to all board committees)	GS Nienaber Company Secretary

Key corporate governance components / Executive functions driving the key components / Key duties of the executive functions

Key corporate governance components	Executive functions driving the key components	Key duties of the executive functions
Internal Audit	Group Internal Audit Division – GJ Hechter	Internal Audit charter approved by the board. Direct report line to group ARC Committee and Board Chairman. Independent, objective assurance provider. Risk-based audit approach.
Risk Management	Group Risk Division – R van Wyk	Designing, implementing and monitoring the process of risk management and integrating it into the day-to-day activities of the group. Championing enterprise-wide risk management.
Board and directors	Corporate Governance – SAM Baqwa	Pivotal role in championing corporate governance. Direct report to the board. Providing the board and directors with guidance. Advice to the board, and across the group, on good governance.
Corporate citizenship	Corporate Governance – SAM Baqwa	Social and environmental risks identified, measured, managed and reported effectively. Framework of corporate citizenship best practice 'triple bottom line' reporting.
Accounting and Auditing	Office of the GFD – SG Morris	Recommendations only to the Group ARC Committee on: – auditing and non-auditing services – reporting of financial and non-financial information.
Relationships with shareholders	Investor Relations – E Muller	Dialogue with institutional investors based on constructive engagement.
Communication	Communications – P Abrey	Information based on the principles of transparency and substance over form. Reports and communications transparent. Comprehensive and objective assessment of group business and socio-economic activities.

Independent monitoring functions of corporate governance

Internal

Group compliance functions
- To ensure that the group continuously manages its regulatory risk, that is the risk that the group does not comply with applicable laws, regulations and supervisory requirements. This includes all corporate governance provisions.
- To promote a compliance culture throughout the group that contributes to the overall objective of prudent risk management by the group including sound corporate governance and ethical standards.
- The continual review and enhancement of compliance frameworks, policies and procedures to ensure they correctly and timeously reflect any changes in the laws, regulations or supervisory requirements.
- To develop and formulate compliance frameworks, policies and procedures proactively to assist all business divisions/companies in the practical implementation of effective and efficient compliance functions.
- To monitor that effective compliance functions are in operation in all business units/companies in the group.
- To report on concerns, deficiencies or breakdowns in compliance at all levels and bring these to the attention of the CEO/board of directors/Audit, Risk and Compliance Committee and Cluster Operational Risk Committee, and assist with the prompt resolution thereof.

Group Compliance is an integral component of the Group Risk Monitoring Division, but has a direct report line to the Group ARC Committee and the Chief Executive.

Divisional compliance functions
- Primary responsibility for compliance rests with the divisional directors and line management.
- Divisional compliance officers report directly to the divisional directors and have a dotted line to Group Compliance.

External

Independent firms of accountants and auditors

Deloitte & Touche KPMG Inc

Alliances

Peoples Bank	Imperial Bank	Capital One	
Board representation from Nedcor		Capital One Nedcor Alliance ('CONA') Governing Board	
CF Liebenberg RCM Laubscher 5 other directors	SG Morris E Motobi RG Cottrell	Peoples Bank	Amex
Audit, Risk and Compliance Committee representation from Nedcor		AA Routledge BJS Hore TA Boardman	
SG Morris R van Wyk	SG Morris R van Wyk		

Nedcor independent executive monitoring

- Nedcor Group Internal Audit discharges internal audit functions
- Nedcor Group Risk monitors Credit, Market & Operational risks
- Nedcor Group Compliance monitors compliance framework and environment
- Nedcor Group Risk reviews adequacy of risk management frameworks

Nedcor independent external supervision

- Joint external auditors (KPMG Inc and Deloitte & Touche)
- common regulatory supervision team

Old Mutual

- Six Nedcor non-executive directors are also directors on the Old Mutual plc Board of Directors.
- Three Old Mutual plc directors sit on the Nedcor Board of Directors, including the Old Mutual plc CEO and FD who are also members of the Corporate Governance, Nomination, Chairman's, Remuneration and Group ARC Board Committees.
- The Nedcor Group ARC Committee Chairman reports at the Old Mutual plc Audit Committee.

Corporate governance continued

The record of attendance at board and board committee meetings for Nedcor Limited and Nedbank Limited for 2002

		Nedcor Limited Board	Nedbank Limited Board	Chairman's Committee	Remuneration Committee	Audit Committee	Strategic Innovation Management Committee	Group Finance Committee	Credit Risk-Monitoring Committee
Number of meetings		11	7	4	6	7	3	4	4
Directors	*Status*								
CJW Ball[1]	xx	3/3	2/2		1/1	2/2			0/1
TA Boardman[1]	*	3/3	2/2						
IJ Botha[1]	*	2/3	1/2						
WAM Clewlow	#	9/11	6/7			6/7	1/1	1/1	
RG Cottrell[2]	xx	2/2	1/1			6/7			1/1
PTW Curtis[3]	xx	4/8	3/5			3/5		4/4	2/3
BE Davison[2]	xx	1/2	0/1			0/1			
N Dennis[2]	xx	0/2	0/1		0/1				
JF de Blanche[3]	*		5/5						
B de L Figaji[2]	xx	1/2	0/1						
BJS Hore	*	11/11	7/7	4/4			3/3		
PG Joubert	#	10/11	7/7	4/4	6/6	7/7		3/4	
MM Katz	*	10/11	6/7	4/4			3/3		3/4
RCM Laubscher	*	11/11	7/7	4/4			2/3		
MJ Leeming[4]	*	4/4	2/2	1/3			0/1		2/2
MJ Levett	#	9/11	6/7	2/4					
CF Liebenberg	#	11/11	7/7	4/4	6/6		3/3	2/4	2/4
JB Magwaza	xx	5/11	5/7		5/6				
ME Mkwanazi	xx	6/11	5/7	1/4			2/2		1/3
E Molobi[3]	xx	5/8	4/5						
SG Morris	*	10/11	7/7	4/4			1/3		4/4
DGS Muller	*	10/11	6/7	4/4			3/3		
ML Ndlovu	*	11/11	7/7						
PF Nhleko[2]	#	1/3	0/1						
TH Nyasulu[5]	xx	6/6	4/4						
CC Parker[3]	xx	7/8	4/5				2/3	3/4	3/3
JVF Roberts	#	10/11	7/7		5/5	6/7			
AA Routledge	*	10/11	7/7	4/4			3/3		
CML Savage[1]	xx	2/3	1/2						
JH Sutcliffe	#	9/11	6/7	1/1	0/1				
GS van Niekerk[3]	#	8/8	6/6				3/3		
WP Venter[3]	xx	4/8	2/5		4/5				
Committee members									
GH Bulterman									4/4
JN Hamman					7/7				
A Racov							1/3		

* *Executive*
\# *Non-executive*
xx *Independent non-executive*
[1] *Appointed – 1 November 2002*
[2] *Appointed – 25 November 2002*
[3] *Resigned – 31 October 2002*
[4] *Retired – 28 May 2002*
[5] *Appointed – 29 July 2002*

Director development and board evaluation

All non-executive directors, on appointment, are appropriately familiarised with the operations of the group, senior management and the business environment and, where relevant, inducted in terms of their fiduciary duties and responsibilities as well as matters specific to the board.

New directors, where relevant, are provided with appropriate training in their duties and responsibilities.

Briefing of the board takes place on a regular basis to ensure that members are familiarised with local and international developments, risk management and corporate governance as well as the impact of each of these individually and collectively.

Succession planning

Considerable emphasis is placed on succession planning at executive and senior management level by the board. Detailed and intensive planning is conducted through the Chairman's Office in consultation with the Group Corporate Governance and Nomination Committees.

The Chief Executive is required to report regularly to the board on the group's management development and employment equity programmes.

Remuneration

The board's Group Remuneration Committee consists of non-executive directors only. In addition, the Chairman and two of the other five members are independent as defined by King II.

A separate remuneration report, commencing on page 90, covers all the corporate governance aspects and disclosure with respect to remuneration of executive directors.

Personal share dealings

Nedcor has adopted a formal policy and set of rules for personal-account trading, which is based on current legislation and international best practice.

These rules prohibit directors and employees from dealing in Nedcor shares during defined closed periods prior to the announcement of interim and final results or in any other period considered sensitive.

All personal-account trading is subject to authorisation by the independent group compliance function. Such dealings also require the prior approval of an individual's senior.

Any non-compliance with policy is reported to the Group ARC Committee by the Group Chief Compliance Officer, and disciplinary action is taken.

All dealings by directors in Nedcor shares are advised to the Listing Division of the JSE, as required in terms of the JSE Listing Requirements, and such information is published through SENS. These dealings are also reported at the quarterly board meetings.

The group also has an insider-trading policy to assist directors and affected employees in their commitment towards maintaining a culture of integrity, adhering to legislative requirements and enforcing zero tolerance of crime.

Risk management

The Nedcor Board acknowledges its responsibility for the entire process of risk management, as well as for forming an opinion on its effectiveness. Management is accountable to the board for designing, implementing and monitoring the process of risk management, and integrating it with the day-to-day activities of the group.

The Enterprise-wide Risk Management Framework, approved by the board, formalises the management of risk throughout the group.

This, as well as the application of and reporting on risk management, is detailed in the separate risk management section of this annual report.

The Group ARC Committee is responsible for assisting the board in reviewing the risk management process and the significant risks facing the group.

A formal risk assessment of the new group will be undertaken annually, including a risk profile and appetite analysis. This is in conjunction with the Barnowl and control self-assessment processes that will be implemented throughout the group and enforced by the Group ARC Committee on behalf of the board.

Internal control

The directors have responsibility for maintaining a system of internal control that provides reasonable assurance of effective and efficient operations, internal financial control and compliance with laws and regulations. In this context the directors have regard to what, in their judgement, is appropriate to the group's business, to the materiality of the financial risks inherent in the business and to the relative costs and benefits of implementing specific controls.

The directors have established an organisational structure with defined responsibility for internal control in each of the group's businesses. This, together with the associated responsibility for reviewing periodically the effectiveness of such internal control, is formally acknowledged by the head of each business unit once a year.

Regulation 39(4) of the Banks Act requires that the board of directors annually report to the Registrar of Banks on the adequacy of internal controls, adherence to these, maintenance of ethical standards, any material malfunctions and whether a bank will continue as a going concern.

The heads of each business unit throughout the group (including the non-bank operations) are required to sign a representation letter based on regulation 39(4). They are presented to the Group Audit, Risk and Compliance Committee, together with consolidated Nedbank Limited and Nedcor Limited representation letters.

The letters are in turn presented to the board for review and endorsement. Internal and external auditors are required formally to comment on these letters as to whether they concur, based on their audit procedures and investigations, on the representations made by senior management.

The board reports that:

- no material malfunction in the group's internal control system has occurred during the period under review;
- *it is satisfied with the effectiveness of the group's internal controls and risk management;*
- it has no reason to believe that the group will not operate as a going concern for the year ahead;
- it has no reason to believe that the group's code of ethics has been transgressed in any material respect;

NEDCOR

Reporting on internal control – the process and hierarchy

Shareholders | **Regulators** | **Other stakeholders**

Board of directors

Ultimate responsibility	▫ Reports yearly on internal control systems. ▫ Reviews and considers Group Audit, Risk and Compliance Committee's recommendation. ▫ Agrees to wording of disclosure report in annual report and reports to South African Reserve Bank.
High-level monitoring	**Group Audit, Risk and Compliance Committee** ▫ Agrees board paper that summarises findings and recommends appropriate reporting. ▫ Considers reported malfunctions (if any) for materiality. ▫ Reviews report from Group Risk Division. ▫ Reviews internal and external audit and compliance reports.
Expert level monitoring	**Group EXCO and Group Risk Division** ▫ Provide a basis for Group Audit, Risk and Compliance Committee. ▫ Review letters of representation from business units. ▫ Consider Barnowl project reporting and red-risk report. ▫ Evaluate completeness of coverage. ▫ Develop a report practice and structure.
Detail level monitoring	**Business unit management structures and committees** ▫ Manage Barnowl and control self-assessment processes. ▫ Manage compliance officers' reporting. ▫ Implement and maintain policies, procedures and authority levels.
Sets business objectives	**Business risk management** Identifies and evaluates risks Sets and enforces internal control standards, procedures and risk management processes.

Internal and external audit

▫ Report on directors' attestation.
▫ Submit reports to Group Audit, Risk and Compliance Committee.
▫ Test management's representations.
▫ Identify any gaps.

- it has no reason to believe that the group's policies and authority levels have not been enforced and adhered to in any material respect; and
- there have been no material breaches of compliance with any laws and regulations applicable to the group during the period under review.

In the new Nedcor Group a process and hierarchy for reporting on internal control have been approved by the Group ARC Committee on behalf of the board. This is presented on the previous page.

Financial statements and external review

Going concern

The directors of Nedcor confirm that they are satisfied that the group has adequate resources to continue in business for the foreseeable future. These assumptions are recorded at the time of the approval of the annual financial statements by the board. For this reason the Nedcor Board continues to adopt the going-concern basis for preparing the financial statements.

Directors' declaration

The directors of Nedcor confirm and acknowledge:

- that it is the directors' responsibility to prepare financial statements that fairly present the state of affairs of the company at the end of the financial year, and the profit or loss and cash flows for that period;
- that the auditors are responsible for reporting on whether the financial statements are fairly presented;
- that adequate accounting records and an effective system of internal control and risk management have been maintained;
- that appropriate accounting policies, supported by reasonable and prudent judgements and estimates, have been used consistently, except as otherwise disclosed; and
- that applicable accounting standards have been adhered to or, if there has been any departure in the interest of fair presentation, this has been disclosed, explained and quantified.

External auditors

The group's joint external auditors are Deloitte & Touche and KPMG Inc.

The report of the independent auditors on page 153 sets out the responsibilities of the external auditors with regard to reviewing the financial statements and the group's compliance with both statutory and accounting standard requirements. The external audit is structured to provide sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. The audit review also considers the external auditors' support of the directors' statements on going concern and adequacy of the internal control environment.

Relations with shareholders and other stakeholders

Nedcor's business is about wealth creation, built on a sound foundation of relationships with people and taking account of their needs, values and cultures, as well as the environment in which the Nedcor Group operates.

Code of ethics

A charter of employment, which serves as the group's code of ethics, commits management and employees to high standards of ethical behaviour in their dealings with one another and with the group's shareholders and other primary stakeholders. Failure to maintain ethical standards may result in disciplinary action.

Code of banking practice

The Nedcor Group subscribes to the Code of Banking Practice endorsed by member banks of the Banking Council of South Africa. This code governs Nedcor's conduct regarding relationships with authorities, clients, competitors, employees, shareholders, local communities and other primary stakeholders. The group has put in place appropriate procedures and mechanisms to ensure that all elements of the code are adhered to fully. The Nedcor Group also works constructively with the Banking Adjudicator's Office to ensure that client complaints are resolved appropriately and timely.

Further initiatives are being planned as part of the group's corporate citizenship strategy driven by Selby Baqwa, which embrace the high commitment to ethical conduct and entrenching a sound corporate ethic.

Internet site

Nedcor's internet site (www.nedcor.com) has extensive information on the group, its annual, preliminary and interim reports and the price of its shares. It also provides a regular update on business developments and other matters of interest in relation to the Nedcor Group.

Occupational health and safety

Nedbank is committed to complying with all aspects of the Occupational Health and Safety Regulations. SA Emergency Care, the foremost company in providing training in first-aid and fire fighting, awarded Nedbank the floating trophy as the number-one company for 'overall contribution to safety awareness'.

Corporate citizenship

Corporate citizenship refers to a value system that defines the internal and external policies of a business, and ultimately reflects the importance attached to its interaction with the wider community. Corporate citizenship is ideally at the heart of strategic planning in a business, and companies ignoring the necessity to become good corporate citizens are seriously underestimating the challenges and opportunities of the new emerging global marketplace. In particular BoE had been fairly far advanced in a process to integrate its corporate citizenship objectives with its strategy. These experiences will be useful in Nedcor's initiatives to implement a full corporate citizenship model.

In SA and internationally a higher ethical awareness is influencing corporate governance. Known as the 'triple bottom line' – the traditional economic bottom line, an environmental one, and a social one – this has been brought to the forefront by the King II Report.

When evaluating our performance at any time, Nedcor acts to ensure:
- adequate and growing returns on investments;
- the provision of sector-leading products and services; and
- the capacity to expand our client base, networks and the quality of our human resources.

Yet, while it is true that Nedcor's primary responsibility is to be commercially successful, it is just as important that we approach the way we do business by critically assessing the group's value to society in other ways, both tangible and intangible.

We have therefore tried, in what we have set out below, to reflect a range of our corporate-citizenship activities that relate to our core business.

Human resources

In line with the aims and objectives of Nedcor's overarching corporate citizenship, staff development and wellbeing remain key imperatives. Human Resources therefore concentrates on support for our employees in accomplishing their objectives.

Transformation remains an important part of our focus as the Nedcor Group moves towards a diverse and accomplished workforce, which complies with legislation and improves our competitive position.



Ivan Mzimela
Head: Group
Human Resources

Highlights

- Nedcor had three additional discretionary grant applications approved by the Banking Sectoral Education Training Authority ('BankSETA') to the value of R2,3 million. Nedcor employees who had not matriculated were given an opportunity to complete their secondary school qualification as a result of this funding. A total of 45 employees wrote examinations at the Nedcor Learning College.
- The BankSETA approved a R1 million grant to develop women at Nedcor. This grant will be spent over three years, providing opportunities for women to participate in a range of advancement programmes.
- Nedcor has started to implement learnerships in the organisation and is the lead employer and provider for the Pilot Retail Credit Learnership, in respect of which we have 20 internal learners registered.
- 2002 saw the signing off of the group's HIV/Aids policy and the appointment of consultants for an education and awareness programme.
- The company completed a case study on HIV/Aids for the World Economic Forum.
- Nedcor's recognition process was streamlined to be more cost-effective. The new process was aligned with the performance management system.

- A new performance management model was designed linking the organisational strategy and values via balanced scorecards to individual performance agreements. The balanced-scorecard performance management process is being implemented throughout the bank.
- A change management framework was put together and various business units were trained to implement the process in their areas.
- The first Nedcor Employment Equity Forum consisting of management, divisional representatives and trade unions was formed.

Employee wellbeing

Nedcor's Employee Wellbeing Programme is based on the philosophy that one of our most valuable assets is our people and that the company's performance depends on the optimal use of their abilities, skills and talents. Against this background Nedcor acknowledges that personal problems have a direct effect on company performance.

The programme:

- assists staffmembers in overcoming individual problems before they have an effect on their work or private lives;
- advises staffmembers on how to prevent the development of personal problems;
- trains line managers on how to identify early-warning signs, how to discuss these issues with staffmembers and how to refer them to the company's employee wellbeing coordinators; and
- creates awareness among staff of the support services available through the Employee Wellbeing Programme and how best to utilise them.

Staff children bursaries

Financial assistance is provided to help to educate the children of our permanent staffmembers and pensioners. In 1999 1 439 bursaries were granted, while last year the number increased to 2 210. During 2002, bursaries to the value of R4,3 million were paid out.

Employee Assistance Programme

The Nedcor Employee Assistance Programme was set up with the express aim of helping staffmembers to cope with stress, trauma and other difficult life situations, including HIV/Aids-related issues. The programme provides for professional, confidential counselling services through the Centre for Human Development (CHD) and is available to all Nedcor employees, be they permanent or contract staff, and their families.

In addition Nedcor has set up various funds to assist employees and pensioners who find themselves in situations of hardship.

HIV/Aids policy

Nedcor recognises the gravity of HIV/Aids and the impact it has on the SA workplace and the economic and social lives of our employees. As such the group is preparing for the impact of the pandemic on our business and employees.

That said, we are committed to addressing HIV/Aids in a proactive, supportive and non-discriminatory manner, with the informed support and cooperation of all employees. With this in mind, the company has developed an HIV/Aids policy to assist management and employees to deal with HIV/Aids issues in the workplace.

The purpose of the company's HIV/Aids policy is to:

- ensure fairness, consistency and compliance with applicable legislation;
- create a supportive working environment in which HIV-positive employees can receive assistance and feel free to disclose their status, should they so wish, without fear of discrimination or victimisation;
- ensure equal treatment of all HIV-positive employees; and
- respect confidentiality and treat employees who contract HIV/Aids in a humane life-affirming manner.

Nedcor believes education, training and counselling of employees provide the most effective means of preventing the spread of HIV/Aids and of dealing with its effects in the workplace. Therefore the company provides appropriate education and training programmes for employees on a variety of HIV/Aids issues.

Human resource development

In 1999 Nedcor established a National Qualifications Unit as part of Human Resources' strategy for skills development within the group and against the backdrop of a critical skills shortage in the country.

As one of the major roleplayers in the banking industry, Nedcor is committed to driving and implementing learnerships within the organisation. This is an important part of government's national skills development strategy, which we fully support, because the implementation of learnerships adds value to our business and to our employees.

To ensure that labour market needs are met by the banking sector, and given the current shortages of skills among previously disadvantaged groups, Nedcor has made the implementation of learnerships among previously disadvantaged groups a priority.

Leadership Development Centre (Olwazini)

'Olwazini' is a Zulu word meaning 'Place of Knowledge'. The Nedcor Leadership Development Centre, situated in rural Muldersdrift in Gauteng, offers a comprehensive prospectus of leadership and management development initiatives.

The centre has forged strong learning partnerships with a range of local and international business schools and other specialist providers. During 2002 a total of 5 238 delegates attended management and leadership programmes. A further 2 832 people attended learning interventions run through the newly launched Leadership Network (L-Net).

Diversity

Nedcor established an Organisational Transformation Unit in 1995. Its mission is to support the employment equity drive within Nedcor and to create a sustainable culture of diversity in alignment with the company's business strategy. The vision is to ensure an equitable and transformed workplace through high-performing business partnerships.

As part of Nedcor's ongoing commitment to transformation and to ensure both substantive and procedural compliance with the requirements of the Employment Equity and Skills Development Acts, Employment Equity Forums have been established throughout the group representing all the business units. These forums report into a Group Employment Equity Forum consisting of senior executives and representatives of the business unit forums.

With regard to diversity management, Nedcor has pursued a policy of promoting overall staff appreciation of the different values and cultures of all South Africans. A groupwide survey to identify equity barriers is under way and will provide the necessary inputs for line managers to produce and implement their employment equity plans.

NEDCOR

Summary of employee statistics

	2002	2001
Total number of employees	**25 089**	19 178
Core headline earnings per employee (R)	**151 943**	162 693
Staff turnover		
SA permanent staff		
At beginning of year	**17 294**	16 741
Add:	**8 702**	3 034
Recruitments	**2 022**	2 710
Acquisition of new businesses	**6 680**	324
Less:	**3 223**	2 481
Resignations	**2 342**	1 706
Deaths	**25**	35
Dismissals	**145**	133
Retirements	**209**	180
Retrenchments	**421**	314
Emigrating	**81**	113
At end of year	**22 773**	17 294
Add other staff categories:		
Contractors, financial planners and other	**1 646**	1 296
international (including Africa)	**670**	588
Total staff complement	**25 089**	19 178
Gender split		
Female	**63,1%**	65,0%
Male	**36,9%**	35,0%
Race split		
Black, coloured, Indian	**48,5%**	50,3%
White	**51,5%**	49,7%
Non-management level split by race		
Black, coloured, Indian	**57,1%**	59,4%
White	**42,9%**	40,6%
Management level split by race		
Black, coloured, Indian	**19,7%**	20,8%
White	**80,3%**	79,2%
Age distribution of workforce at end of year		
Under 30 years	**31,0%**	32,1%
30 – 39	**36,8%**	35,2%
40 – 49	**21,8%**	21,4%
Over 50	**10,4%**	11,4%

Industrial relations

Nedcor believes it has a responsibility to contribute to stability in commerce and industry and to develop its employees while maintaining its own profitability. The company is working towards a fair and equitable system of employment practice. In this regard it has developed equal-opportunity and non-discriminatory practices in which race, sex, culture and creed play no part.

Nedcor's industrial relations policy is based on an employee's right to free and fair representation. The company supports the freedom of employees to decide whether or not they wish to join a trade union and the right of employees to join a trade union of their choice. Furthermore, the company endeavours to create a climate in which employees are free to decide for themselves on their representation.

Management recognises that representative trade unions can play a positive role in regulating the employer-employee relationship. As such, management maintains relations with the unions to develop constructive relationships and to provide for effective conflict resolution.

Handling the BoE merger

The highlight of the group's year was the R7,7 billion acquisition of BoE. The deal enabled Nedcor to make significant strides in implementing its growth strategy of focusing on the SA market and increasing transaction volume through its technology platforms.

BoE was the catalyst for an overall group reorganisation that entailed the integration of BoE, NIB, Cape of Good Hope Bank, and parts of Peoples Bank into Nedbank.

In July 2002 the Human Resource Integration Project (HRIP) was initiated to ensure that fair and equitable procedures were used in all initiatives that might impact on employees as a result of the Nedcor BoE merger.

It was essential, for example, that one set of employment terms and conditions would be applicable. The intention was not to implement an existing set of policies, but rather to review all existing policies in the group, compare them with market best practice and then develop the most appropriate terms and conditions for the new Nedcor Group. Closely aligned to new terms and conditions of employment was an integrated payroll that had to be implemented simultaneously.

The HRIP worked closely with a task team from Group Communications, which supported all the human resource initiatives on the merger with planned and consistent communications initiatives. Attention was given to reaching all staff through a variety of communication channels to ensure maximum coverage of the issues that would affect them.

Change management interventions were implemented in every division affected by the merger.

Reorganisation of business divisions as a result of the merger led to a large number of jobs being advertised and the need for managing job applications in a fair and consistent way. Standard procedures were distributed to all human resource support staff and an electronic system developed for use by all staff across the new group.

This system announces vacancies, enables the capture of individual CVs and provides a status report on all job applications. In total 10 128 applications were received for 5 532 positions advertised.

NEDCOR

Corporate social responsibility

The group has actively involved itself in the positive transformation of SA's realities, particularly through the work of the Nedcor Foundation. This external arm of the group's corporate social responsibility activities funds structures that work in the fields of poverty alleviation and subsequent wealth creation.

Nedcor's extensive involvement in corporate social investment comes from an understanding that many South Africans fall outside the loop of conventional banking. This is a lamentable result of deep poverty and inequality in this society.

Nedcor is fully aware that the future prosperity of the group and of society as a whole is intricately interlinked. It is also aware that wealth is not merely an issue of material possessions, but comes through a combination of structures, environment, opportunity and choice.

Nedcor Foundation

The group's corporate social investment (CSI) programmes are owned by the Nedcor Foundation.

- Nedcor contributes a percentage of its net profit after tax to the foundation, which it regards as an integral part of its business.
- The Nedcor Foundation has spent upwards of R100 million in the past three years, with last year's spend totalling R38 million.
- The foundation also relies on an increasing network of staff volunteers, cooperation with other donor organisations and collaborative partnerships with our client base.
- The spread of this effort has been national and has encompassed over 200 different projects.

The Nedcor Foundation supports projects that operate under four primary programmes:

Training and education

The Nedcor Foundation assists projects in this field, favouring English, mathematics, science and technology, but also including literacy and vocational skills training.

Job creation

As with other programmes of the Nedcor Foundation, projects enhancing job creation are considered vital to the sustainability of the bank's business.

Leadership development

Nedcor Foundation support for the Black Management Forum, the SA Graduates Development Programme and the Black Business Council is part of a wide-ranging programme of leadership enhancement.

Welfare

The reality of poverty in SA means that there will always be a need for supporting welfare organisations and those involved in upliftment of the poorest of the poor. Organisations such as the Salvation Army, Tikkun and the National Council for the Aged therefore receive substantial Nedcor Foundation support.

Notwithstanding the above, Nedcor Foundation support is also given to projects that have a positive impact on the environment and business sustainability. Projects that enhance the development of women, the youth and people with disabilities are increasingly favoured.

Project considerations

The work of the Nedcor Foundation is to influence positively issues that develop the body, the mind and the soul. Consequently, The Nedcor Foundation operates in coordination with the Nedbank-linked affinities (The Sports Trust, the Arts & Culture Trust and The Green Trust).

Projects that have a strong focus on the youth, women and people with disabilities recommend themselves. Of particular concern to the Foundation in the coming year will be projects and programmes that target out-of-school/out-of-work youth.

The foundation's grant-making decisions are informed by analyses of relevance, impact and risk criteria in respect of project proposals submitted for consideration.

The development of leadership and sustainability in the case of each project receives ongoing attention.

Holsboer Fund

The Holsboer Fund was established in 1967 on the retirement of Dr Bernard Holsboer, a former managing director of the then Netherlands Bank of South Africa Limited. The fund has two primary purposes, to provide financial assistance to staff of the Nedcor Group who suffer hardship as a result of excessive medical expenses, and to provide affordable holiday accommodation at venues around the country, primarily, but not exclusively, for staff of the Nedcor Group.

Gerry Muller Benefit Fund

Gerry Muller, a former Chief Executive of Nedbank, established the Gerry Muller Benefit Fund in 1980. He had great concern for the future of the group's pensioners who, for whatever reason, might fall on hard times. Primarily the fund assists Nedcor pensioners with excessive medical expenses and hundreds of pensioners have been assisted.

A number of Nedcor employees contribute to the fund on a monthly basis out of concern for the elderly and the fund has received a number of bequests. The company has also been a generous contributor to the fund over the years.

Nedcor Learning College

During the second half of 1991 Chris Liebenberg, Nedcor's Chairman and then president of the Institute of Bankers (IOB), proposed the idea of a college to assist disadvantaged South Africans studying towards IOB qualifications. Life skills development was seen as an intrinsic part of this programme and in October 1992 the Nedcor Bank College was opened in Johannesburg.

In 2001 the Life Skills Development Unit was formed to replace the Bank College and Technical and Functional Training was integrated to support our clients' efforts to achieve their business objectives and to provide a holistic view in respect of learning. The focus is short-term and directed solely at providing knowledge or skills needed by individuals to carry out current work duties efficiently and effectively.

The total number of courses offered at the Nedcor Learning College increased from 2 586 in 2001 to 2 944 in 2002. During 2002 the percentage of generic-black delegates attending courses was 51% and the percentage of female delegates 72%.

Cape of Good Hope Society

The Cape of Good Hope Society is the country's oldest social responsibility programme, having been founded in the 1830s. Using a percentage of the profits of the former Cape of Good Hope Bank for deserving causes, recent work by the society included assistance to people previously removed forcibly from Cape Town's District Six, development of the arts among Western Cape schoolchildren, and support for over 80 institutions and organisations involved in health and welfare activities.

BoE

The CSI approach followed by BoE has been closely linked to business imperatives. Projects to receive support included those linked to expanding financial literacy for both adults and children, promoting entrepreneurship, supporting low-cost housing and providing bursaries to students showing promise in study fields relating to finance. In addition, BoE has supported initiatives to strengthen corporate governance and socially responsible investing in SA.

Nedbank affinities

Nedbank launched its mutual-benefit marketing concept in the late eighties with The Green Trust. This set Nedbank apart from other financial institutions by moving it from philanthropic corporate social investment to investment making good business sense and simultaneously benefiting clients. It focused Nedbank's overall sponsorship philosophy and, importantly, also helped the bank to gain market share.

The Green Trust allowed clients to contribute to the environment by using a range of value-added 'affinity' Nedbank banking products. Clients do not, however, contribute directly – Nedbank funds the trust with moneys accrued from clients' use of affinity products.

The massive success of The Green Trust led to the establishing of two more trusts: The Sports Trust and the Arts & Culture Trust. These trusts, while independent, are closely aligned with Nedbank's core values. Each trust selects projects for funding according to its own criteria, with emphasis placed on projects that are innovative, sustainable, exemplary and catalytic.

To date over R44 million has been donated to The Green Trust, over R15 million to The Sports Trust and Nedbank has contributed significantly to the over R6 million distributed by the Arts & Culture Trust.

Black economic empowerment

The transformation of SA's economy from one dominated by a minority to one in which all citizens have a real stake is something with which Nedcor is intimately involved and welcomes.

Some of the impetus for black economic empowerment ('BEE') in the group comes from its approach to business. Some comes from restructuring and innovation, and some is internal and relates to staffmembers.

- Peoples Bank was recognised as SA's 'Progressive Company of the Year' by the Black Management Forum in 2002.
- This follows awards to Peoples Bank in the previous year for being 'The Best Empowered Transaction Deal' from BusinessMap and 'The Empowered Company of the Year' accorded by the Mafube Development Forum, the Black Business Forum and the Black Business Executive Circle.

The Nedcor Foundation's work is geared towards real and lasting empowerment – to the creation and sustaining of structures in society that promote self-sufficiency and choice for people whose circumstances provide little opportunity for advancement.

- Nedcor has been a founding and prominent supporter of the Black Management Forum, an organisation for the advancement of the private sector employment interests of African professionals.

- The group has also been a long-standing and primary supporter of the SA Graduates Development Association, a practical avenue for promoting managerial and other talent among new African entrants to the formal sector.
- Nedcor was a founding member and is the principal financial supporter of the Black Business Council.
- Aware that a legislative impulse is sometimes needed to accelerate BEE in ways that are both innovative and wealth-enhancing, the Nedcor Foundation has been a primary and vital supporter of the work of the Black Economic Empowerment Commission.

Procurement

Nedcor's affirmative procurement policy is a strategic initiative, which enjoys the support and commitment of the group executive.

The policy is being rolled out across the group to give opportunities to SMME or emergent black suppliers and to transform the demographics of Nedcor's supplier profile.

With over 7 000 third-party suppliers, Nedcor has undertaken an information-sharing process to ensure that our traditionally preferred suppliers are supportive of our affirmative procurement policy objectives.

Ownership, control, skills transfer and equity represent the four core areas against which affirmative suppliers are being measured.

The value of affirmative procurement during the year under review was R67,7 million. This constituted 6,6% of total procurement spend.

Corporate governance and risk management

These two areas play a major role in Nedcor's corporate citizenship model and are discussed in more detail in separate sections of this report.

Investor relations

Regular and transparent communication with shareholders, analysts and the financial media is very important to ensure that they have a well-informed understanding of Nedcor's strategic plans and performance.

While the group acknowledges that it has not enjoyed the reputation it desired in more recent times, it has and will continue to improve its disclosure and dissemination of information to ensure that it regains a reputation for regular and transparent two-way communication with stakeholders in the greater investment community. The group is committed to following the recommendations of King II on reporting to stakeholders by presenting a balanced and understandable assessment of the group's position, addressing material matters of significant interest and concern, and striking a balance between the positive and negative aspects of the group's activities to present a full, fair and honest account of its performance.

Furthermore, we believe all SA individuals and organisations need to create an environment for domestic investors to demonstrate their belief in the future of our country through local capital formation, which will, in turn, attract new foreign investment to SA. To position SA as the first-choice emerging market for both domestic and international investors requires overcoming the hesitancy of investors about the country's capacity to deliver.

Communications

Nedcor is investing time and effort in developing credible and meaningful workplace communication activities to improve communications with our staff. We want our employees to be informed, to be able to contribute and to have an understanding of Nedcor's operations and strategies. We are managing our corporate reputation and actively building relationships with our stakeholders and the community. We strive to ensure that external stakeholders associate Nedcor with open and honest communication.

The King Report on Corporate Governance 2002 ('King II')

King II addresses key areas of corporate citizenship. The report suggests that 'seven characteristics of good corporate governance' be used as yardsticks:

□ Discipline
Nedcor has a firm commitment to the implementation of sound corporate governance at all levels in the company. This manifests in the structures and processes discussed earlier in this report under the heading 'Governance structures'.

□ Transparency
Nedcor reports on the individual and combined activities of the group in its financial reports. While these have until now included detail on some non-financial and corporate citizenship issues, such reporting has been expanded. Steps to implement fully comprehensive and sustainable reporting are being taken.

□ Independence
Nedcor achieves the above through separating the powers and functions of its Chairman and its Chief Executive as well as through its independent directors.

□ Accountability
Nedcor's management is accountable to the board and falls under its review and monitoring mechanisms. Directors are subject to the law and to shareholders' review. The group is accountable through comprehensive reporting.

□ Responsibility
Nedcor has highly effective human resources management structures to monitor employee performance. Functional performance is audited through internal and external auditing procedures, which are overseen by the Group Audit, Risk and Compliance Committee. In addition, a Corporate Governance Executive Office has been established.

□ Fairness
The introduction by Nedcor of expanded corporate citizenship reporting this year, along with the rollout of systems to implement comprehensive 'triple bottom line' reporting, is intended to enhance the group's commitment to fairness and transparency.

□ Social responsibility
Through compliance with the group's code of ethics (the Charter of Employment) Nedcor strives to be a good corporate citizen in its approach to its human resources. The group also undertakes extensive corporate social investment activities (primarily through the Nedcor Foundation), supports the Nedbank-linked affinities and Peoples Bank affinities, and provides specific sponsorships.

Remuneration report

This report on remuneration and related matters covers issues dealt with by the Group Remuneration Committee.

Remuneration Committee terms of reference

The committee operates in terms of a mandate approved by the board. Membership consists of only non-executive directors and the committee is chaired by an independent non-executive director.

In terms of authority, this committee is also charged with the supervision of the Nedcor Group Employee Incentive Scheme.

The committee is authorised to approve the aggregate of adjustments to the remuneration of staff below executive director and divisional director level. Adjustments to divisional directors' total remuneration are to be individually approved by the Group Remuneration Committee. Adjustments to executive directors' total remuneration are to be individually approved by the board with Group Remuneration Committee recommendation.

Total remuneration is defined as all elements of emoluments, ie guaranteed remuneration, performance bonuses, share options and any other material benefits received.

The committee considers remuneration in its totality in an integrated and holistic manner, thereby assisting the board in discharging its corporate governance duties related to remuneration strategy, structure and costs. The committee specifically addresses:

- remuneration mix;
- guaranteed remuneration;
- performance bonuses;
- share options; and
- executive succession planning.

Further detail is contained in the Corporate Governance Framework on page 73.

Remuneration philosophy

The purpose of remuneration is to attract, retain, motivate and reward staff to achieve Nedcor's objectives.

Nedcor's philosophy is to encourage sustainable long-term performance.

Remuneration is reviewed at appropriate intervals to motivate staff to perform to a required standard and to retain their services by offering and maintaining at least market-related remuneration in line with their performance and outputs for particular jobs. The group's intention is to move progressively to a position where a greater portion of remuneration is linked to variable pay as opposed to guaranteed remuneration.

Remuneration policies

With the integration of Nedcor, BoE, Nedcor Investment Bank and Cape of Good Hope Bank, significant work has taken place during the year to align terms and conditions of employment across the new group. 90% of the recommended new policies has been completed and extensive consultations with the trade unions and staff have taken place.

The target date for implementing a new set of terms and conditions is 1 April 2003.

Executive directors' remuneration

For the period 1999 – 2001 annual increases to guaranteed remuneration were linked to the achievement of predetermined financial targets and backdated for the period under review if targets were met. During 2001 this approach was reviewed and found to be out of line with general market practices of granting guaranteed remuneration increases. Therefore from April 2002 this practice was discontinued for all staff and guaranteed-remuneration increases are now granted on an annual basis, taking cognisance of individual performance and output and the appropriate market increases. Share option vesting and performance bonuses remain dependent on the achievement of financial targets.

Executive directors' emoluments

Year to 31 December 2002

Name	Benefits, salary and fees (R000)	Retirement fund contributions (R000)	Other benefits (R000)	Guaranteed remuneration (R000)	Bonus paid in 2002 for the financial year ended 31/12/01 **** (R000)	**Total (R000)**	Bonus paid in 2003 for the financial year ended 31/12/02 **** (R000)
TA Boardman*	803	133	84	1 020	–	**1 020**	750†
IJ Botha**	1 398	194	207	1 799	–	**1 799**	3 500††
BJS Hore	1 428	275	22	1 725	2 250	**3 975**	1 500
MM Katz	2 274	480	243	2 997	2 000	**4 997**	1 750
RCM Laubscher	2 224	430	38	2 692	2 750	**5 442**	1 500
MJ Leeming***	592	138	51	781	2 000	**2 781**	–
SG Morris	1 273	265	124	1 662	2 250	**3 912**	1 500
DGS Muller	1 346	282	139	1 767	2 250	**4 017**	1 500
ML Ndlovu	1 283	250	35	1 568	2 250	**3 818**	1 500
AA Routledge	1 393	268	18	1 679	2 250	**3 929**	1 500
Total	**14 014**	**2 715**	**961**	**17 690**	**18 000**	**35 690**	**15 000**

* *TA Boardman was previously an executive director of BoE. The above table reflects his remuneration from 1 July 2002, the effective date of the merger, notwithstanding the fact that he only became an executive director of Nedcor on 1 November 2002. Please see the additional note below relating to bonus payments for 15 months.*

** *IJ Botha's remuneration relates to the full-year, notwithstanding the fact that he only became an executive director of Nedcor on 1 November 2002.*

*** *Resigned from the Board of Directors on 28/05/2002.*

**** *The bonus reflected as paid in 2002 relates to performance in the financial year ended 31 December 2001. The bonus reflected as paid in 2001 relates to performance in the financial year ended 31 December 2000. Bonus payments relating to the financial year ended 31 December 2002 were determined and paid only in March 2003.*

† *The R0,75 million bonus payment to TA Boardman relates to the six-month period ended 31 December 2002. In addition, TA Boardman received a R1,5 million bonus payment in terms of the BoE performance bonus plan for the nine-month period ended 30 June 2002. He also received a R1,5 million special bonus relating to the period ended 30 June 2002 in recognition of his role in guiding BoE through the run on BoE Bank and his contribution to concluding the Nedcor transaction. The total for the 15-month period would then be R3,75 million.*

†† *A R2,0 million bonus payment to IJ Botha relates to the six-month period ended 31 December 2002. In addition, IJ Botha received a R1,5 million bonus payment in terms of the Nedcor Investment Bank Holdings performance bonus plan for the six-month period ended 30 June 2002. The total for the 12-month period would then be R3,5 million.*

Executive directors' emoluments

Year to 31 December 2001

R000	Benefits, salary and fees	Retirement fund contributions	Other benefits	Guaranteed remu-neration+	**** Bonus paid	**Total**
BJS Hore	1 257	250	55	1 562	2 247++	**3 809**
MM Katz	2 289	436		2 725	2 000	**4 725**
RCM Laubscher	2 032	394	37	2 463	3 889++	**6 352**
MJ Leeming***	1 374	321	120	1 815	2 000++	**3 815**
SG Morris	1 132	240	128	1 500	1 750	**3 250**
DGS Muller	1 203	255	145	1 603	1 748++	**3 351**
ML Ndlovu	1 173	229	30	1 432	2 025++	**3 457**
AA Routledge	1 273	246	24	1 543	1 750	**3 293**
Total	11 733	2 371	539	14 643	17 409	**32 052**

*** *Resigned 28/05/2002.*
**** *Refer to 2002 emoluments table.*
\+ *The 2001 guaranteed remuneration was adjusted for increases received only during 2002.*
++ *Includes deferred bonus payments relating to 2000 and paid in 2001.*

RCM Laubscher received UK£100 080 (2001: UK£58 333) as benefits, salary and fees in respect of his executive responsibilities as an executive director of Old Mutual plc as well as a UK£33 000 performance bonus relating to the 2002 financial year. He received no fees for 2002 (2001: US$30 000) as a director of Nedcor's offshore subsidiaries.

Executive directors' retirement fund

All executive directors are members of the defined-contribution retirement funds, and therefore there are no defined-benefit liabilities.

Executive directors' performance bonuses

Nedcor has an organisational bonus plan that offers short-term incentives to executives and management, based on group performance levels that determine the size of the available performance bonus pool. A pool will be created only if certain criteria/financial standards are met. The size of the bonus pool is a function of productivity and improved performance in real terms.

NEDCOR

The executive directors and management are allocated bonuses from the organisational pool based on the following:

- divisional performance;
- individual performance; and
- market for executive compensation.

The CEO's performance was reviewed by the Chairman and the board and the performances of the other executive directors were reviewed by the Chief Executive and the Chairman.

Executive directors' share option grants

Share option allocations to executives are considered annually, based on individual performance. Options are allocated to a value within an agreed range of multiples of annual guaranteed remuneration. Executives within three years of normal retirement date are not generally eligible for the annual allocation. Since November 2000 these annual allocations have been linked to performance-based vesting principles, based on earnings per share growth targets, and will vest only if the group meets the performance criteria established.
The vesting criteria are as follows:

- If the increase in earnings per share growth in the performance period (3 – 4 years) is equal to the rate of inflation (CPI) plus 4% per annum, 50% of any allocation will vest;
- If the increase in earnings per share growth in the performance period (3 – 4 years) is equal to the rate of inflation (CPI) plus 5% per annum, 75% of any allocation will vest; and
- If the increase in earnings per share growth in the performance period (3 – 4 years) is equal to the rate of inflation (CPI) plus 6% per annum, 100% of any allocation will vest.

In addition to executive directors, all levels of management qualify to participate in the share option scheme, and as at 31 December 2002 there were 3 368 participants and 23,16 million Nedcor share options outstanding.

Service contracts

Directors have no service contracts and conditions of employment are governed by an engagement letter. Executive directors are subject to short-term notice periods (30 days). An executive director is required to retire from the board at age 60, while a non-executive director is required to retire at age 70.

Share options

	Opening balance as at Dec 2001			Options issued during 2002		
Name	Number of options	Date of issue	Issue price	Number of options	Date of issue	Issue price
RCM Laubscher+	754 007		5 862	40 600		12 500
	86 300	02/01/1992	1 560			
	100 000	04/09/1992	1 487			
	38 000	01/03/1994	2 650			
	70 000	08/11/1994	3 525			
	63 000	29/05/1996	5 800			
	50 000	06/08/1997	9 500			
	101 400	14/08/1998	9 875			
	110 000	01/06/1999	12 500			
	92 307**	04/08/1999	100#			
	43 000	06/11/2001	13 100			
				40 600	15/04/2002	12 500

+ *RCM Laubscher has also received the following share options from Old Mutual plc in his capacity as executive director, under its share option and deferred-delivery plan (DDP).*

Date of grant	Number of shares	Exercise price	Date exercisable or receivable (subject to the fulfilment of performance targets)
08/03/01	92 500	162,25 p	08/03/04 – 08/03/07
04/03/02	210 000	95,25 p	04/03/05 – 04/03/08

	Opening balance as at Dec 2001			Options issued during 2002		
Name	Number of options	Date of issue	Issue price	Number of options	Date of issue	Issue price
IJ Botha ***	135 030		7 950			
	135 030	01/10/1997	7 950			
TA Boardman				126 200		12 360
				126 200	02/07/2002	12 360
BJS Hore	400 543		7 421	25 000		12 500
	34 020	04/09/1992	1 487			
	1 900	01/03/1994	2 650			
	30 000	08/11/1994	3 525			
	21 500	29/05/1996	5 800			
	6 200	01/07/1997	10 075			
	30 000	06/08/1997	9 500			
	75 000	14/08/1998	9 875			
	100 000	01/06/1999	12 500			
	76 923**	04/08/1999	100#			
	25 000	31/03/2001	13 620			
				25 000	15/04/2002	12 500
DGS Muller	306 613		7 787	25 000		12 500
	9 588	29/05/1996	5 800			
	30 000	06/08/1997	9 500			
	66 600	14/08/1998	9 875			
	80 000	01/06/1999	12 500			
	92 307**	04/08/1999	100#			
	3 118**	01/03/2000	12 700			
	25 000	31/03/2001	13 620			
				25 000	15/04/2002	12 500

Exercised during 2002†††			Closing balance as at Dec 2002			
Number of options	Date exercised	Gains on options exercised (R000)	Number of options	Issue price	Vested	Expiry date
341 607		31 493††	453 000	9 425	261 224	
86 300	09/09/2002	7 105				
100 000	09/09/2002	8 163				
			38 000	2 650	38 000	01/03/2004
			70 000	3 525	70 000	08/11/2004
63 000	30/05/2002	4 410				
			50 000	9 500	50 000	06/08/2003
			101 400	9 875	66 924	14/08/2004
			110 000	12 500	36 300	01/06/2005
92 307**	31/05/2002	11 815				
			43 000	13 100	–	06/11/2007
			40 600	12 500	–	15/04/2008

†† *As indicated in a SENS announcement in September 2002 the share options granted to RCM Laubscher in 1992, partly in respect of his appointment as Chief Executive of Nedcor Bank Limited, came up for expiry on 7 September 2002 having vested between 1993 and 1997. RCM Laubscher held the options for the full 10 years to expiry, in line with his customary holder pattern, and the gain reflects the share price performance over that period.*

Exercised during 2002			Closing balance as at Dec 2002			
Number of options	Date exercised	Gains on††† options exercised (R000)	Number of options	Issue price	Vested	Expiry date
			135 030	7 950	135 030	
			135 030	7 950	135 030	26/08/2005
			126 200	12 360	–	
			126 200	12 360	–	02/07/2008
132 443		14 862	293 100	10 583	150 600	
34 020	19/03/2002	3 818				
			1 900	2 650	1 900	01/03/2004
			30 000	3 525	30 000	08/11/2004
21 500	30/05/2002	1 505				
			6 200	10 075	6 200	01/07/2003
			30 000	9 500	30 000	06/08/2003
			75 000	9 875	49 500	14/08/2004
			100 000	12 500	33 000	01/06/2005
76 923**	13/03/2002	9 539				
			25 000	13 620	–	31/03/2007
			25 000	12 500	–	15/04/2008
105 013		12 394	226 600	11 455	100 356	
9 588	30/05/2002	671				
			30 000	9 500	30 000	06/08/2003
			66 600	9 875	43 956	14/08/2004
			80 000	12 500	26 400	01/06/2005
92 307**	30/05/2002	11 723				
3 118**	31/03/2002	–*				
			25 000	13 620	–	31/03/2007
			25 000	12 500	–	15/04/2008

Share options

Name	Opening balance as at Dec 2001 Number of options	Date of issue	Issue price	Options issued during 2002 Number of options	Date of issue	Issue price
ML Ndlovu	292 154		8 159	25 000		12 500
	38 000	08/11/1994	3 525			
	25 300	29/05/1996	5 800			
	25 000	06/08/1997	9 500			
	52 700	14/08/1998	9 875			
	80 000	01/06/1999	12 500			
	46 154**	04/08/1999	100#			
	25 000	31/03/2001	13 620			
				25 000	15/04/2002	12 500
SG Morris	121 900		13 605	55 000		12 500
	91 900	01/07/1999	13 600			
	30 000	31/03/2001	13 620			
				55 000	15/04/2002	12 500
AA Routledge	192 500		12 013	30 000		12 500
	81 500	01/02/1998	12 280			
	38 500	14/08/1998	9 875			
	50 000	01/06/1999	12 500			
	22 500	31/03/2001	13 620			
				30 000	15/04/2002	12 500
MJ Leeming****	207 320		10 044			
	8 600	08/11/1994	3 525			
	21 775	29/05/1996	5 800			
	30 000	06/08/1997	9 500			
	65 400	14/08/1998	9 875			
	60 000	01/06/1999	12 500			
	13 153**	05/11/1998	9 560			
	8 392**	31/03/2001	14 200			

* *Options forfeited.*

** *Bonus options.*

*** *As disclosed in Nedcor's scheme of arrangement circular to NIBH shareholders in September 2002. 4 054 955 NIB share options were converted into Nedcor options in the ratio of 30:1 in terms of a scheme of arrangement by Nedcor to acquire the entire issued capital of NIB.*

**** *Resigned on 28/05/2002 from the Nedcor Board of Directors. Option closing balance is stated as at this date. Options will expire 18 months from date of retirement.*

\# *The share options with a strike price of 100 cents were granted on 1 June 1999 in lieu of cash bonuses for the 1996, 1997 and 1998 financial years, when earnings grew by 4% to 6% more than those of the peer group and market capitalisation grew from R9,6 billion to R23,3 billion. The trust was empowered, in terms of an amendment to the trust deed approved by the JSE and by shareholders, to grant such options and the cash that would have been paid as bonuses was used to buy these options from the trust. All such options were conditional, on a time-proportional basis, on continued service from 1 June 1999 until 31 May 2002, and one third of such options was conditional on earnings per share being grown by more than 20% for the 1999 and 2000 financial years.*

Exercised during 2002[†††]			Closing balance as at Dec 2002			
Number of options	Date exercised	Gains on options exercised (R000)	Number of options	Issue price	Vested	Expiry date
109 454		11 804	207 700	11 608	86 182	
38 000	23/05/2002	3 866				
25 300	23/05/2002	1 938				
			25 000	9 500	25 000	06/08/2003
			52 700	9 875	34 782	14/05/2004
			80 000	12 500	26 400	01/06/2005
46 154	26/03/2002	6 000				
			25 000	13 620	–	31/03/2007
			25 000	12 500	–	15/04/2008
			– 176 900	13 261	30 327	
			91 900	13 600	30 327	01/07/2005
			30 000	13 620	–	31/03/2007
			55 000	12 500	–	15/04/2008
			222 500	12 078	95 700	
			81 500	12 280	53 790	01/02/2004
			38 500	9 875	25 410	14/08/2004
			50 000	12 500	16 500	01/06/2005
			22 500	13 620	–	31/03/2007
			30 000	12 500	–	15/04/2008
30 375		2 042	176 945	10 883	62 927	
8 600	22/03/2002	718				
21 775	22/03/2002	1 324				
			30 000	9 500	19 800	
			65 400	9 875	21 582	
			60 000	12 500	–	
			13 153	9 560	13 153	
			8 392	14 200	8 392	

††† *In 1996 Nedcor reduced the term of its share options from 10 years to six, and in 1999 some three-year options were awarded. This has caused a coincidence of option expiries and resulting exercises during 2002.*

Severance arrangements

In the event of an executive's services being terminated due to reasons beyond his control the following formula will apply to calculating a severance package: two weeks' pensionable remuneration per completed year of service, with a minimum of two months and a maximum of 12 months. In addition the executive will receive one month's notice, which he may/may not be required to work. With the integration of Nedcor, BoE, Nedcor Investment Bank and Cape of Good Hope Bank, this policy is currently under review as part of the alignment of terms and conditions for the new Nedcor Group.

Nomination Committee

During 2002 the Remuneration Committee also acted as a Nomination Committee. This entailed making recommendations to the Nedcor Board on the appointment of new executive and non-executive directors, including making recommendations on the general composition of the board and the balance between executive and non-executive directors appointed to the board. In November 2002 a separate Board Nomination Committee was established.

Executive succession planning

This committee is also responsible for putting in place succession plans for the Chief Executive and executive directors. During the year plans for succession and development requirements were reviewed and agreed.

Non-executive directors' remuneration

Name	Board meeting fees R000	Committee fees R000	**2002 R000**	2001 R000
GH Bulterman*				110
CJW Ball	17	27	**44**	
WAM Clewlow	100	101	**201**	130
RG Cottrell				
PTW Curtis***	83	121	**204**	245
BE Davison		7	**7**	
N Dennis		9	**9**	
B de L Figaji		10	**10**	
PG Joubert		400	**400**	366
MJ Levett††	100	44	**144**	150
CF Liebenberg	1 420		**1 420**	1 420
JB Magwaza	100	40	**140**	132
ME Mkwanazi††	100	82	**182**	173
E Molobi**††	83		**83**	100
PF Nhleko		5	**5**	
TH Nyasulu	50	12	**62**	
CC Parker**	83	104	**187**	218
JVF Roberts††	100	69	**169**	150
JH Sutcliffe††	100	12	**112**	
CML Savage	17	8	**25**	
AJ Trahar*				33
GS van Niekerk**	83	25	**108**	125
Dr WP Venter**	83	17	**100**	105
Total	2 519	1 093	**3 612**	3 457

* *Resigned during 2001.*
** *Resigned during 2002.*
*** *Retired during 2002.*
†† *Fees accrue to the corporate entity where the director is employed.*

During the year the recommended fees for the non-executive board and committee members for 2003 were reviewed. The review was based on the number of hours' preparation work required per committee, the duration of committee meetings and reputational risk. Cognisance was also taken of the bank market. The last review was in November 2000 and the recommended increases therefore cover a two-year period. An independent committee has now been established to consider non-executive directors' fees and finalise recommendations to be approved by the shareholders.

Board/Committee	Current annual fee	Recommended annual fee
Nedcor Limited	60 000	70 000
Nedbank Limited	40 000	40 000
Group Audit, Risk and Compliance	45 000	65 000
Corporate Audit		30 000
Retail Audit		30 000
Chairman's	30 000 (Chairman's, Nomination and Governance combined)	25 000
Nomination		5 000
Governance		10 000
Remuneration	20 000	50 000
Credit	50 000	65 000
Market Risk	25 000	30 000
Strategic Innovation Management	25 000	30 000
Social and Environment	20 000	25 000
Corporate Advisory		20 000
Retail Advisory		20 000
Human Resources Advisory		20 000
Pension Funds	20 000	20 000

Chairmen of committees will receive double the member fees. These recommended fees are now subject to approval by the shareholders of Nedcor Limited at the forthcoming annual general meeting. (Effective, if approved, from 1 January 2003.)

Statement by independent remuneration adviser

I have acted as an independent adviser to the Group Remuneration Committee since 1 September 2001 and in so doing have:

- assessed the processes and mechanisms that have been put in place to ensure good governance of remuneration policy and practice;
- monitored all procedures related to the governance of executive remuneration;
- reviewed all decisions and recommendations made in this regard by the Group Remuneration Committee;
- assessed the quantum of reward levels of all directors in terms of directors' fees, guaranteed remuneration, annual bonuses and share option allocations; and
- monitored the process whereby recommendations and input have been given to the Group Remuneration Committee.

It is my opinion that the standards of governance and disclosure meet or exceed all requirements of a group of Nedcor's standing. Adherence to the stated reward philosophy of the group is rigorous.

The remuneration levels of directors are market-related and take into cognisance the performance of the group and the individual.

Michael John Olivier

Risk management



René van Wyk
Group Chief Risk Officer

Risk philosophy, strategy and objectives

'Risk is an integral part of our business. We do not seek to avoid risk, but to understand it properly, manage it effectively and evaluate it in the context of the reward that is being earned.

'Our emphasis is on producing high-quality earnings that are sustainable and will ultimately attract a premium rating for the Nedcor Group and protect the interests of shareholders, depositors and all other stakeholders.

'This is achieved through innovation, excellent client service and a sound Enterprise-wide Risk Management Framework.' **Richard Laubscher**

New risk management strategy

In line with the integration of the new Nedcor Group and the arrival of Legal Day One on 1 January 2003, the date on which Nedcor moved to its new consolidated legal structure and the time from which managers were responsible for combined operations according to the new cluster structure, a new risk management strategy has been developed and implemented.

The core of this new risk management strategy is the adoption of the concept of enterprise-wide risk management and the formal establishment of an Enterprise-wide Risk Management Framework ('ERMF') for the new Nedcor Group. The ERMF was initially presented to the Nedcor Board of Directors for review in late November 2002 and finally approved on 12 February 2003.

Nedcor's enterprise-wide risk management logo below illustrates the connectivity and integration of its five major risk categories, the critical incorporation of corporate governance into the risk universe, including the audit and compliance assurance to be provided, and the critical success factors of the right risk-and-return balance providing superior client service and innovative products and solutions.


Risk
Operational risk
Credit risk
Market risk
Operational risk
Innovation
Service
Corporate governance
Strategic risk
Operational risk
Liquidity risk
Operational risk
Return

This report will briefly outline the salient features of Nedcor's ERMF.

Nedcor's ERMF has been developed in accordance with:
- best risk management practice locally and internationally;
- the requirements of the pending new Basel Capital Accord ('Basel II');
- the Code of Corporate Practices and Conduct (King Report on Corporate Governance for South Africa – 'King II'); and
- the Banks Act Regulations, including recent amendments, and other key financial services legislation.

While created from a theoretical base, the ERMF has been designed to be practical and efficient, thereby ensuring its effectiveness, with substance prevailing over form.

Significant emphasis in developing the ERMF and ensuring its effectiveness and functionality was placed on:
- clearly acknowledging the size of the new Nedcor Group and its associated risk universe, but breaking that universe down into manageable, tailored, well-resourced and specialised components;
- establishing of a strong, prominent and independent Group Risk Division, among other things, to champion, coordinate and monitor the enterprise-wide risk methodology across the group; and
- formally assigning accountability and responsibility for risk management, broken down into its various component parts.

Broad risk management objectives and approach

The broad risk management objectives embodied in the ERMF are:


Protect against unforeseen losses
Ensure earnings stability
Maximise earnings potential and opportunities
Maximise share price and stakeholder protection
Enhance credit ratings and depositor, analyst, investor and regulator perceptions
Enhance shareholder value

In recent years the financial services industry has seen unprecedented levels of losses, uncertainty, volatility and reputation-damaging events resulting from risky transactions and investments, ill-advised credit extension, fraud, a lack of independent controls and/or an inadequate risk and governance framework.

However, risk management does not equate to risk avoidance – to create and enhance shareholder value, risk has to be borne. The key element in effective risk management is correctly balancing risk and control.



Anny Pachyannis-Alman
Head: Market and Trading Risk

Risk management is a process that has to be continual and evolving in nature so that it remains dynamic and relevant to the business of the group as that business changes over time.

Accordingly, Nedcor's broad approach to risk, as well as its management, is based on three distinct but simple fundamentals, namely *opportunity*, *threat* and *uncertainty*.

Risk as opportunity is implicit in the concept that there is a relationship between risk and return. The greater the risk, the greater the potential return and, necessarily, the greater the potential for loss. In this context, managing risk means using techniques to maximise the upside within the constraints of the group's business environment.

Risk as threat refers to potential negative events such as financial loss, fraud, damage to reputation or public image, loss of key staff and loss of competitive advantage. Managing risk means introducing management techniques to reduce the probability of these negative events without incurring excessive costs or hampering the initiative, innovation and entrepreneurial flair of the organisation.

Risk as uncertainty refers to the distribution of all possible outcomes, both positive and negative. In this context risk management seeks to reduce the variance between anticipated outcomes and actual results.

Successful long-term risk management involves effective management of each of these – opportunity, threat and uncertainty.

Responsibilities of directors towards risk management

The board of directors is ultimately responsible for any financial loss or reduction in shareholder value suffered by the group. It is therefore responsible for recognising all the risks to which the group is exposed and ensuring that the requisite risk management culture, frameworks, practices, policies, resources and systems are in place. It is also responsible for allocating capital to business units in accordance with the group's risk tolerance or appetite.

The board of directors has acknowledged its responsibility to establish, maintain, operate and demonstrate an effective framework of business controls, risk management and corporate governance.

In this regard the board's risk philosophy is to transact and maintain exposures in financial products and markets only when all the significant risks have been adequately identified, measured, evaluated and then subsequently managed so that the risk-reward relationship always remains within parameters acceptable to the Group Executive Committee ('Group EXCO') and the board of directors.

The board is able to discharge its risk management responsibilities through the formalised ERMF, established for identifying, measuring, managing, reporting and monitoring all categories of business risk across the group.

New risk culture

Nedcor has adopted the 10 attributes of a worldclass risk management culture emanating from a special risk management survey recently concluded by a leading financial services group.

The 10 attributes adopted by Nedcor are:

- Equal attention is paid to both quantifiable and unquantifiable risks.
- Risks are identified, reported and quantified to the greatest possible extent.
- An awareness of risk pervades the enterprise.

□ Risk management is everyone's responsibility.
□ Risk managers have a power of veto and the power to drive the risk awareness and management agenda.
□ The enterprise avoids products and businesses it doesn't understand.
□ Uncertainty is accepted but managed accordingly.
□ Risk managers are monitored.
□ Risk management delivers value.
□ The risk culture is defined and enshrined.

Enterprise-wide Risk Management Framework

Enterprise-wide risk management is about effectively integrating risk management across an organisation's risk universe (eg credit, market, operational, strategic risks), business lines and operating divisions (eg corporate, retail, trading, securities), geographical locations and legal entities.

Nedcor has designed its ERMF to achieve this and to:
□ ensure that the identification, evaluation, management and monitoring of business risks throughout the group occur dynamically and within established risk philosophies, policies and the board's appetite for risk;
□ provide for consolidated risk measurement and portfolio risk management analysis and strategy; and
□ provide for enterprise-wide risk-adjusted performance measurement capabilities such as risk-adjusted-return-on-capital ('RAROC')-related components (eg groupwide economic capital allocation, risk-adjusted performance measurement and consistent risk-based asset/product pricing).

Nedcor's ERMF *will continue to evolve and be enhanced in conjunction with the Basel project II (see below)* to achieve:
□ integrated risk management systems and data;
□ consistent risk measurement methodology;
□ common risk language and culture;
□ centralised risk management reporting; and
□ full compliance with separate regulations.

Ultimately, the ERMF has been introduced and implemented to ensure that Nedcor's risk philosophy lives as well as an optimal risk/reward profile is strived for by the group, and that the company's share price attracts a premium for excellent risk management and corporate governance, which are now demanded by stakeholders in the corporate world.

Nedcor's ERMF includes graphical depictions in the form of detailed roadmaps, illustrating Nedcor's risk universe and comprising three distinct layers, namely:
□ layer 1 – the enterprise-wide risk management forums and responsibilities;
□ layer 2 – the risk management and corporate governance committee structures; and
□ layer 3 – executive management responsibilities by risk area.

A summarised version of the above three layers is presented on page 105.

The broad objectives and responsibilities of each of the above layers are briefly explained below:
Layer 1 – The enterprise-wide risk management forums and responsibilities
□ address all categories of key risks, and their components, to which the group is exposed;
□ are concerned with significant/material risk exposures (individually or in the aggregate) at a much higher level than the individual business units;



Gerhard Hechter
Head: Internal Audit



Irena Willman
Head: Credit Risk Management



Kriba Moodley
Group Chief Compliance Officer

- place the interests of what is best for the greater group ahead of individual business unit interests;
- provide for and champion enterprise-wide risk management (as earlier defined) and achievement of the alliances and the group's risk philosophy;
- provide for consolidated supervision of the group's different activities and legal entities, alliances and joint ventures;
- provide for formal interaction between business units and the sharing of specialised knowledge/research for the mutual benefit of all and the promotion of risk management and corporate governance; and
- provide assurance to shareholders, depositors, investors, rating agencies, analysts, regulators and others that sound corporate governance and effective risk management prevail throughout the group.

Layer 2 – The risk management and corporate governance committee structures

- consist of specialised risk management committees that address a specific risk or category of specific risks and their components only;
- are resourced with specialists in each specific risk area;
- provide for interaction between the relevant business units and the sharing of specialised knowledge/research for the mutual benefit of all; and
- provide confirmation to the enterprise-wide risk management forums in layer 1 that the specific risks are being identified, measured, evaluated, monitored and managed in accordance with the corporate governance and risk management requirements of the board.

Layer 3 – Executive management responsibilities by risk area

- The individual business units and/or group service functions have primary responsibility for the comprehensive management of risk arising from their activities.
- The heads of each of the business units are responsible for the risks they undertake, which has to be done within the boundaries of the ERMF and group policies and authority levels.
- Risk managers within the business units are responsible for producing and reporting risk management information to the business unit heads and have dotted reporting lines to the Group Risk Monitoring Division.
- There is a risk management framework in each business unit, subsidiary company and joint venture that formalises the risk management process and assignment of risk management responsibilities.
- It is the responsibility of the Group Risk Monitoring Division to ensure that these frameworks are appropriate and functioning as intended by the board of directors.

Efficient and effective implementation of the ERMF

Significant regard has been given in designing and developing Nedcor's ERMF to ensure it will be efficient and effective, acknowledging the size of the new group and the extent of its risk universe.

Some examples of this are:

- The board's Audit and Risk Management Committees were combined into one committee and named the Group Audit, Risk and Compliance ('ARC') Committee.

  The following is the motivation for this:

  - It reduces the workload of the members by combining the above two committees into one and introducing a cluster committee concept (see below).

  - Both Internal Audit and the external auditors are key components of the processes of the Audit and Risk Committees, who in recent years have followed a risk-based methodology, placing great emphasis on and reporting on risk management in general.

  They therefore would be key components of both an audit and a risk committee process and would have to split their work, report between the two committees and be in attendance at both.

NEDCOR

Summarised roadmap of Nedcor's Enterprise-wide Risk Management Framework

Summarised roadmap of Nedcor's Enterprise-wide Risk Management Framework

RISK UNIVERSE

THE KEY RISKS	KEY COMPONENTS OF THE KEY RISKS
Enterprise-wide risk	Enterprise-wide risk management Basel Capital Accord (Basel ii) Consolidated supervision Portfolio concentration Risk management strategy Board education Risk policies and Authority levels Regulatory liaison and requirements
Accounting and taxation risks	Accounting stds – Impact (eg AC133) – Compliance Management information Cost/Budget control Off-balance-sheet activities Forex translations and transactions Tax strategy Tax compliance Pref capacity
Operational risk	Risk of loss from: – Process – People – Systems – External events Internal controls Policies and procedures Legal risk Integration risk Business continuity Fraud Security Outsourcing Professional liability Exchange control
Compliance risk	External laws and regulations Non-statutory industry rules Internal policies and authority levels Money laundering Illegal acts Regulatory reporting National payment system Capital adequacy PA trading Insider trading
Insurance and assurance risks	Group insurance (internal) (fidelity, PI, Elec and computer crime, directors and officers liability, assets, benefit funds) Reinsurance (S/T and Life) Underwriting Claims Investments (policyholders)
Information technology risks	Systems: – Capacity – Competitiveness – Availability Information security E-commerce Disaster recovery Technological innovations/strategy IT capex Project control
New-business risk	New products New business Structuring of solutions (int and ext) involving non-vanilla transactions Non-vanilla new products Product management
Credit risk	Lending Recoveries Counterparty Settlement Collateral Industry Derivatives replacement Issuer Sovereign Concentrations Large exposures Provisioning NPLs/NPAs Problem advances Reporting
Market risks	Trading: – Price – Foreign Exchange (currency) – Equity – Commodity – Credit spread – Volatility derivatives and hedging Integrated trading risk Model risk Interest rate risk (incl forex) in the banking book ALM
Liquidity risk	Funding Cash flow mgt Concentrations Transfer pricing Market liquidity Prudential liquidity
Investment risk	Private equity Private property Debt investment Underwriting share issues Investment exposures intragroup
Capital risk	Capital adequacy Capital management Economic capital allocation (risk-based) and pricing of assets Performance measurement (EVA) PIPs Acquisitions Strategic investments
Strategic risk	Strategic process Organisational structure Environment: Industry, political, economic, govt competitive and regulatory factors Brand marketing and communications Planning Client focus Innovation Alliances
Reputational risk	All risks Communications Stakeholder relations Disclosure Ethics Corporate governance Outsourcing services Fiduciary relationships Directors' responsibilities Alliances' corporate governance
Social and environmental risks	Social responsibility Stakeholder engagement Organisational Integrity Safety and health HIV/Aids Societal and transformation Social investment The environment
People risk	Human capital Incentives Employment equity Employment practices Attract/retain skills Culture and structures Benefit funds and trustees' responsibilities

Layer 1

The enterprise-wide risk management forums and responsibilities

The Nedcor Board of Directors is ultimately responsible for all risks in the group. The board is assisted by nine board subcommittees (refer layer 2).

The Group Audit, Risk and Compliance Committee and Group EXCO are the non-executive and executive directors' forums respectively responsible for ensuring that an enterprise-wide risk management philosophy and process are implemented and maintained.

The Group Financial Director is the executive director responsible for risk in the group. **The Chief Executive** has ultimate, individual responsibility.

The Divisional Director: Group Risk is the Chief Risk Officer for the Nedcor Group, reporting to the Group Financial Director. **The Group Risk Monitoring Division** is independent of the operational business units.

Board of Directors Chairman: C Liebenberg (non-executive director)

- **Group Audit, Risk and Compliance Committee** – Chairman: P Joubert (non-executive director)
- **Corporate Governance Unit** – S Baqwa
- **Chief Executive Officer** – R Laubscher
  - **Group Financial Director** – S Morris
    - **Group Risk Division / Group Chief Risk Officer** – R van Wyk
- **Company Secretary** – G Kenabor
- **Group Executive Committee ('Group EXCO')** – Chairman: R Laubscher

- **Group Compliance** – K Moodley (direct report to Group ARC Committee and CEO)
- **Group Internal Audit and Operational Risk** – G Hechter (direct report to Group ARC Committee and CEO)
- **Basel Capital Accord Project (Basel II) and Enterprise-wide Risk** – T Adams
- **Group Credit Risk** – I Wiman
- **Group Market and Trading Risks** – A Pachyannis-Atman
- **Group Risk executives** – Cape-based – C Vietri; Durban-based – J Smale

Nedcor's parent company: Old Mutual plc

Key regulatory bodies and outside councils:
- South African Reserve Bank
- Financial Services Board
- Microfinance Regulatory Council
- Banking Council of South Africa

External auditors:
- Deloitte & Touche
- KPMG Inc

Layer 2

The risk management and corporate governance committee structure

THE KEY RISKS	Board committees (Non-executive directors and Non-executive members)	Group executive committees (Executive directors and senior management) (All Group Executive Committees are subcommittees of Group EXCO but also report into the board committees)	Business units and group service functions' committees (Business management)
Enterprise-wide risk	Group Audit, Risk and Compliance ('ARC') Committee, Chair: P Joubert (covers Enterprise-wide risk to Information technology risks) Cluster audit, risk and compliance committees: Nedbank Corporate Cluster, Chair: W Olewlow	Group Executive Committee (Group EXCO), Chair: R Laubscher Basel II Steering CTE, Chair: I Botha	Group Risk Driving enterprise-wide risk management methodology down into the business units' EXCOs, OPCOs and/or CRAMs
Accounting and taxation risks	Cluster audit, risk and compliance committees: Nedbank Retail and Nedcor Wealth Management Cluster, Chair: R Cottrell	Group Accounting Standards and Management Information Committee, Chair: S Morris Group Taxation Committee, Chair: S Morris	Business Unit EXCOs (Accounting Standards, Management Information & Tax) Group Finance Division's EXCO (Accounting standards, cost/budget control, management information, off-B/S & forex) Nedcor Strategy Cluster's EXCO (Tax)
Operational risk		Cluster operational risk committees: Nedbank Corporate, Chair: D Muller Nedbank Retail and Wealth Management, Chair: T Boardman	Business units and group service functions' operational risk committees (ORCOs) (covers Operational risk to Information technology risks)
Compliance risk	International ARC committees: London, Chair: F le Roux	T & O, Chair: B Hore Shared Services, Chair: S Morris	
Insurance and assurance risks	International ARC committees: Asia, Chair: N Burton	Capital Management, Chair: I Botha Strategy, Tax and Product Divisions, Chair: T Routledge	
Information technology risks		SIMCO, Chair: T Routledge Technology and Operations (T&O) EXCO, Chair: B Hore	
New-business risk	Group Strategic Innovation Management Committee (Group Simco'), Chair: M Mkwanazi	Cluster Technical Forums: Nedbank Corporate ('CTF'), Chair: W Ross Nedbank Retail (Product Review Committee), Chair: S Gericke Wealth Management Committee, Chair: S Casserly	Product Division's EXCO Business units' new-product committees
Credit risk	Group Credit Committee ('CROM'), Chair: C Ball	Credit Risk Management Committees ('CRAMs'): – Corporate banking – International – Sovereign & counterparty – Property & asset finance – Business banking – Retail bank credit – Wealth management	Refer CRAMs above and 'Group Credit Risk Framework' for detail of above.
Market risks	Group Market Risk Committee, Chair: B Davison (covers Market, Liquidity and Investment risks)	Group Trading Risk and Derivatives Committee, Chair: M Parker	Treasury and Capital Markets Divisional EXCOs
Liquidity risk		Group Asset and Liability Committee ('ALCO'), Chair: C Pearce	Treasury Funding (Pre-Alco) Committee Cluster ALM Pricing Committees
Investment risk		Capital Markets Investment Committee, Chair: B Kennedy Property Investment Committee, Chair: M Brown	Business units' EXCOs (only those authorised to engage in above risk)
Capital risk	Chairman's Committee, Chair: C Liebenberg (covers Capital and Strategic risks)	Group Capital Management Committee, Chair: I Botha	Capital Management Cluster's EXCO
Strategic risk		Group Executive Committee ('Group EXCO'), Chair: R Laubscher	Business units', EXCOs
Reputational risk	Group Corporate Governance Committee, Chair: C Liebenberg Board Nomination Committee, Chair: C Liebenberg		
Social and environmental risks	Group Social and Environmental Committee, Chair: B de L Figaji	Group Corporate Citizenship Committee, Chair: S Baqwa Corporate Governance Management Committee, Chair: S Baqwa	Business units' and group service functions' operational risk committees ('ORCOs')
People risk	Group Remuneration Committee ('REMCO'), Chair: N Dennis	Management Remuneration Committee, Chair: T Routledge Group Human Resources Council, Chair: I Mzimela	

Layer 3

The executive management responsibilities by risk area

THE KEY RISKS	Individual responsibilities
Enterprise-wide risk	Head of Group Risk, Head of Basel II/ERM & divisional heads of Risk
Accounting and taxation risks	Heads of finance, tax and support functions
Operational risk	Managers Operational Risk
Compliance risk	Compliance and legal officers
Insurance and assurance risks	Heads of functions, chief investment officers
Information technology risks	T & O and divisional IT heads Product Division
New business risk	New-business heads (Group and divisions)
Credit risk	Head of Group Credit Risk and divisional credit risk heads
Market risks	Heads of Trading and Market Risk; Heads of Group ALM
Liquidity risk	Heads of Funding and Group ALM
Investment risk	Heads of Private Investment
Capital risk	Head of Capital Management
Strategic risk	Executive directors and business unit divisional directors
Reputational risk	Executive directors and business unit divisional directors
Social and environmental risks	Heads of Corporate Governance and Nedcor Strategy
People risk	Group HR Head and divisional heads of HR

Operations: In the full scope layer 3 roadmap individual heads of clusters/divisions/business units/service functions are identified and formalised as responsible for specific risk(s) as relevant to their area. Responsibilities are specified as (i) direct divisional management responsibility (ii) groupwide management responsibility (iii) advisory capacity only or (iv) no responsibility/not applicable.

Risk management continued

- The ERM methodology now adopted by the group embraces the connectivity of the key roleplayers in the risk management process (ie management, group risk, internal audit, external audit and compliance).

Creating separate Audit and Risk Committees would dilute the objectives of and success in implementing ERM in Nedcor and would be less efficient (ie in terms of extra meetings).

Ultimately all the risks need to culminate in one committee, together with the overall ERMF, group policies, processes, controls, and risk management strategies. This includes, for example, the impact and implementation of Basel II.

- Compliance was added to the name of the committee to elevate its importance and standing in line with the provisions of the Banks Act Regulations.

■ A cluster committee concept for the functioning of the Group ARC Committee was established.

The motivation for a cluster committee concept is:
- The Nedcor Group is now very large and the group needs to be broken down into manageable bite-size chunks. Therefore, Nedbank Corporate, Nedbank Retail and Wealth Management Cluster committees with different non-executive membership have been established, reporting into the Group ARC Committee.
- Reporting to these committees will be well-defined and formalised with Group Risk's assistance to streamline the process.
- Given the size of the group, and regulatory and best-practice requirements (eg King II, Basel II) it is acknowledged that significant time and effort are required of the Group ARC Committee.

In addition, international ARC committees have been set up in London and Asia, and report into the cluster ARC committees above.

■ The ERMF is designed (refer to layer 2, as set out on page 105) with a key element being the filtering of detail from business unit level through the group executive management committee layer up to the board committee layer.

Group Internal Audit and Group Compliance, who are independent of the business operations, will be present at all levels to ensure significant matters reach ARC Committee level.

■ An independent Group Risk Division was established.

The key roles of Group Risk are:
- promoting the identification, evaluation and management of all risks across the group;
- monitoring all risks across the group;
- championing the implementation of the enterprise-wide risk methodology across the group at all levels;
- implementing an integrated risk management framework across the group;
- promoting risk awareness and providing education on risk;
- championing the implementation of Basel II;
- providing consolidated portfolio risk management risk analysis and strategy;
- providing internal audit assurance; and
- providing assurance on compliance with internal and external policies, laws, acts and regulations.

■ An implementation process for enterprise-wide risk management across the new Nedcor Group has been formalised (refer to the diagram on page 107).

NEDCOR

Enterprise-wide risk management implementation process across the new Nedcor Group

Enterprise-wide risk management implementation process across the new Nedcor Group

Nedcor Group Risk Division

Group Chief Risk Officer (GCRO)
René van Wyk

Group Internal Audit and Operational Risk Monitoring — Gerhard Hechter

Group Credit Risk Monitoring — Irena Willman

Basel II Project and Enterprise-wide Risk — Trevor Adams

Market and Trading Risks Monitoring — Anny Pachyannis-Alman

Group Compliance — Kriba Moodley

Functions

At group, regional and divisional levels.

Group Risk Division is responsible for:

- Championing implementation of enterprise-wide risk management methodology and Basel II.
- Developing and promoting risk policies, methodologies and authority levels.
- Developing and promoting risk management frameworks, processes and reporting.
- Developing and promoting compliance frameworks and processes.
- Assisting in creating and instilling a risk and compliance awareness culture.
- Championing risk identification and internal control, methodology and processes.

Audit assurance and operational risk monitoring

- Assurance provider on implementation and adherence to policies, procedures, risk management processes, internal controls, laws and regulations.
- Integration risk monitoring.

- Risk identification methodology and software ('Barnowl').
- Internal control self-assessment.

Enterprise-wide risk methodology, frameworks and policy

- Enterprise-wide risk management frameworks (develop, promote, educate, implement, monitor and report).
- BASEL II project/implementation.
- Corporate Governance (King II) – risk management component.
- Group risk policy and authority levels.
- Risk reporting.
- Cluster/Divisional risk management frameworks (consult, review, assist, monitor, report).

Compliance Risk Monitoring

- Development of compliance frameworks, policies, procedures, manuals and training as well as education for the entire group to ensure that all applicable laws, regulations and supervisory requirements are complied with.
- Regular contact with regulators.
- Interaction with other group risk and divisional risk and compliance functions.
- Macro compliance reporting.

REGIONAL GROUP COMPLIANCE HEADS

KwaZulu-Natal	Johannesburg	Cape Town	International
L Burger	JJ du Plessis	T Howse	Various

Regional group compliance officers liaise with group structures to receive and distribute group policy and procedures, and to assist divisions in implementation, as well as to act as a conduit to educate, train and assist divisional risk and compliance staff.

Corporate governance structures

Board of Directors

Group Audit, Risk and Compliance Committee

(Receives reports from its two cluster subcommittees and other board committees)
Non-executive membership.
Meets at least quarterly.
Group risk officers, Compliance and Internal Audit in attendance.

Cluster operational risk committees

(Group executive management)
Chairmen of these committees are the cluster executive directors.
Regional compliance, group risk officers and Internal Audit in attendance.
Meet quarterly.

Divisional operational risk committees

(Business management)
Chairmen of these committees are the divisional directors.
Divisional and group risk officers, and Group Internal Audit in attendance.
Meet monthly.

OPERATIONS AND SERVICE FUNCTIONS

- Divisional Director ultimately responsible for risk management and compliance in division
- Operational risk managers and compliance officers appointed in each and every division

Divisional Head	Brian Kennedy	Rob Shuter	Rocco Rossouw	Mike Brown	Richard Buchholz	Peter Lane	Graham Dempster	Coenraad Jonker	Peter Backwell	Paul Leaf-Wright	Paul Leaf-Wright	Jack de Blanche	Lot Ndlovu	Barry Hore	Stuart Morris
Divisional Operational Risk Manager	Mark Weston	Brandon Doyle	Craig Nelson/ Willem Frost	Alan Faber	Philip Wessels/ Heinz Welzel	Gordon Little	Anton Redelinghuys	Bruce Schubach	Anton De Souza	John Paynter	Schalk Pieterse	Lourens van der Colf	Henry Ansara	Hendrik Swanepoel/ Garth Greaber	Conrad Tharon
Divisional Compliance Officer	Claire Meagher	Colin Drew/ Jannie Grobbelaar	Eugene Forster	Candice Mills	Anis Stewart	Brigitte Burnett	Hennie Thessner	Angela Itzikowitz	George Delyannis	Liezel Mornberg	Karen Tennyson	Stri Moodley	[illegible] Zikhale	John Cruickshank	JJ du Plessis
Business unit	Capital Markets	Corporate Finance	International and Africa	Property and Asset Finance	Business Banking	Treasury	Corporate Banking	ENF	Nedbank Retail	Wealth Management (SA)	Wealth Management (International)	Old Mutual Bank	Peoples Bank	T&O	Group Finance, HR and Management Services
Cluster	Nedbank Corporate								Nedbank Retail and Wealth Management				Peoples Bank	T&O	Services functions

Group Internal Audit and Operational Risk Monitoring Division drive risk identification and evaluation, and provide independent audit assurance of compliance with internal controls and risk management processes, policy and authority levels.
Divisional compliance officers have dual report lines to Group Compliance (indirectly) and the divisional directors (directly), monitoring compliance with laws, regulations and supervisory requirements.

Divisional risk staff responsible for implementation of risk and compliance frameworks, policies, authority levels, controls and procedures. Also required proactively to monitor risk and compliance daily and provide regular reports, as well as to attend to and ensure prompt and effective remedies are applied to issues of risk and non-compliance.

Group Internal Audit independently confirms implementation of and adherence to risk and compliance frameworks, policies, controls, procedures and authority levels by business units.

Nedcor's major risks

Nedcor has five major risk categories that are depicted in its ERMF logo, namely:

- Credit risk
- Market risk
- Liquidity risk
- Operational risk
- Strategic risk

These and the other key risks of the group are detailed under 'Risk universe' on the summarised ERMF roadmap on page 105. Each of the other key risks may be categorised under one or more of the above five major risks.

Nedcor's risk identification and assessment methodology – Barnowl

The group developed and implemented a risk identification and assessment methodology and software program (which it named 'Barnowl'), aligned with the best market practice requirements to identify, assess and monitor risks in the group at strategic, business and process levels.

Risk assessments start with management objectives. Risks identified are anything that could prevent management from achieving its objectives. These risks, once identified, are classified into one of the key risk categories, as described, and further classified into subrisk categories.

In addition, the risks are assessed in terms of the impact they will have on business objectives should those risks result in negative consequences, as well as in terms of the likelihood of the consequences occurring, given the controls in place to manage or mitigate the risks.

The product of these ratings is then plotted on a residual-risk graph divided into thresholds indicating whether a risk is higher than the risk appetite of the group. The graph below provides an illustration of this.


High
Impact
Low
Unacceptable
Caution
Acceptable
Low
Likelihood
High

Once risks have been identified, the factors causing or contributing to the risks are identified and classified. From an operational-risk perspective causal factors are classified into people, process, system and external events.

Management, in cooperation with the risk functions, then formulates action plans to mitigate the risks to acceptable levels of risk exposure.

The classification of risks and causal factors enables the creation of risk scorecards that provide management with information on risks, the level of exposure to identified risks as well as the factors causing or contributing to risks. Linked to these scorecards are detailed action plans that are tracked through a web-based risk management system. This system enables dynamic risk management and monitoring of risk on an enterprise-wide basis.

Credit risk

Credit risk definition

Credit risk is the risk that an asset, in the form of a monetary claim against a counterparty, may not result in a cash receipt (or equivalent) in accordance with the terms of the contract.

Source of credit risk

Although typically it arises primarily from a bank's advances portfolio, there is also credit risk in:
- investment and trading activities; and
- other banking activities such as interbank lending and overnight deposits.

Credit risk represents one of the most significant risk exposures of the group.

Group Credit Risk Framework

The group's credit risk is managed in terms of the new board-approved Group Credit Risk Framework, a summarised version of which appears as a fold-out diagram on page 111.

Credit risk management techniques

A variety of credit risk management tools and techniques are employed across the group and, in line with the Basel II project, will result in the best-of-breed being drawn from the different entities that now comprise the new Nedcor Group, whereafter plans will be finalised to fill any gaps in best credit risk management practice.

Credit integration risk management

Over the past six months significant effort has been expended on and success achieved with the integration of the credit risk management processes and key credit risk management information across the different entities that now comprise the new Nedcor Group.

Due focus has been given to the aggregation of exposures, and to the identification of any undue concentration risks and large exposures.

There are no large exposures that result in a capital impairment for regulatory capital adequacy purposes and the board is satisfied that, relative to the increased capital of the new group, there is no undue concentration risk.

New credit mandates throughout the group, as well as terms of reference, have been developed as part of the Group Credit Risk Framework that was approved by the board effective 1 January 2003.

Asset quality

Credit risk classification

To enhance the prudent assessment of advances and the determination of appropriate provisioning the group adopted a credit risk classification system, in line with international practice and regulations relating to banks, that came into effect on 1 January 2001.

The classification of advances takes, at the least, the following into account:
- borrower's current financial condition and repayment capacity;
- borrower's payment history;
- current value of security;
- days overdue in respect of repayment terms; and
- other factors impacting prospects of collection of principal and interest.

Each advance is classified into one of the following categories:

	Category	Definition
(i)	Standard (or current)	Items that are fully current, the continued repayment of which are without doubt and for which full repayment is expected.
(ii)	Special-mention	Items that are subject to conditions that, if left uncorrected, could raise concerns about timely and full repayment and, as such, require more than normal attention.
(iii)	Substandard	Items showing weaknesses that could lead to probable loss, if not corrected, or in respect of which full repayment is in doubt owing to the primary sources of repayment being insufficient.
(iv)	Doubtful	Items that exhibit all the weaknesses inherent in items classified as substandard, with the added characteristic that the items are not adequately secured.
(v)	Loss	Items that are considered uncollectable and of such little value that the said items should no longer be included within advances.

Advances type	**Classification categories – 31 December 2002**						
Rm	Standard	Special-mention	Sub-standard	Doubtful	Loss	Properties in possession (PiPs)	Total
Mortgage advances	**68 537**	**2 031**	**3 333**	**1 610**	**1 193**		**76 704**
Instalment sales and leases	**19 011**	**259**	**93**	**219**	**658**		**20 240**
Credit cards	**2 694**	**117**	**69**	**480**			**3 360**
Other loans and advances	**102 212**	**1 147**	**588**	**1 317**	**1 456**		**106 720**
Properties in possession (PiPs)						**1 068**	**1 068**
Total gross balance	**192 454**	**3 554**	**4 083**	**3 626**	**3 307**	**1 068**	**208 092**
% of total advances	**92,5**	**1,7**	**2,0**	**1,7**	**1,6**	**0,5**	

Advances type	**Classification categories – 31 December 2001 Pro forma***						
Rm	Standard	Special-mention	Sub-standard	Doubtful	Loss	Properties in possession (PiPs)	Total
Mortgage advances	73 316	2 846	2 770	1 658	1 565		82 155
Instalment sales and leases	14 732	265	124	441	786		16 348
Credit cards	3 058	522	126	523			4 229
Other loans and advances	83 629	1 496	740	993	1 552		88 410
Properties in possession (PiPs)						1 999	1 999
Total gross balance	174 735	5 129	3 760	3 615	3 903	1 999	193 141
% of total advances	90,5	2,7	1,9	1,9	2,0	1,0	

* *Including BoE Ltd (less the NBS Homeloan advances book sold to FirstRand Ltd for R12 billion in April 2002).*

NEDCOR

Group Credit Risk Framework

Group Credit Risk Framework

Credit Risk Monitoring

Board of directors

Group Credit Committee (CROM)

Chair: CJW Ball (Independent non-executive director)
Members: RG Cottrell (Independent non-executive director)
CF Liebenberg (Chairman: Nedcor Limited)
GF Richardson (Non-executive member)

Quorum: At least 3 members
Convenes: At least quarterly

CROM has a dual reporting line to both the board and the Group ARC CTE

Group Audit, Risk and Compliance Committee (ARC CTE)

Chair: PG Joubert (Deputy chairman: Nedcor Limited)
Members: WAM Clewlow (Non-executive director)
JVF Roberts (Non-executive director)
CJW Ball (Independent non-executive director)
RG Cottrell (Independent non-executive director)
BE Davison (Independent non-executive director)

Key credit risk responsibilities of the Group ARC CTE:
- Report from CROM on the overall status of the group's credit risk portfolio and its management to discharge its enterprise-wide risk monitoring role on behalf of the board;
- Report from CROM on adequacy of provisions for credit losses;
- Report from Internal Audit, External Audit and Compliance on adherence to credit policy, controls, procedures, regulations, etc; and
- Report from chairpersons of non-100%-owned subsidiaries and alliances

External audit

Deloitte & Touche
KPMG Inc

Non-100%-owned subs and alliances

- Peoples Bank
- Old Mutual Bank
- Imperial Bank
- Amex (Capital One)
- Nedcor Wealth Management
- Pick 'n Pay Go Banking
- JD Group
- Old Mutual Schemes
- Gerrard Private Bank

Chairmen of Sub/Alliance CROMs and Nedcor's heads of Credit Risk Monitoring and Internal Audit report to Nedcor CROM

Group EXCO

Chair: RCM Laubscher (CEO); DG Muller (Corporate); L Ndlovu (Peoples Bank); MM Katz (Advisory); B Hore (T&O); S Morris (Finance and Risk); TA Boardman (Retail and Wealth Management); AA Routledge (Strategy); I Botha (Group Capital Management)

Group Risk Monitoring Division

Group Chief Risk Officer ('GRO')
R van Wyk

Credit Risk I Willman	Basel II and ERMF T Adams	Market Risk A Pach-Alman	Internal Audit G Hechter	Compliance K Moodley
- Portfolio analysis - Credit policy - Credit assessment - Group reporting - Large exposures and watchlist - Provisioning - Credit systems - SARB DI 500 review - Group exposure system	- Basel II project - ERMF	- Treasury trading - Counterparty risk	- Audit assurance on credit policy, procedures and controls adherence - Barnowl Credit risk	- Laws, regulations and internal credit policy compliance - DI500 and 800 series compliance

External Audit

Deloitte & Touche
KPMG Inc

Non-100%-owned subs and alliances

- Peoples Bank
- Old Mutual Bank
- Imperial Bank
- Amex (Capital One)
- Nedcor Wealth Management
- Pick 'n Pay Go Banking
- JD Group
- Old Mutual Schemes
- Gerrard Private Bank

Chairmen of Sub/Alliance ARC Ctes and Nedcor's heads of Internal Audit, Compliance and Basel II/ERMF report to Nedcor Group ARC Cte

Credit Risk Management Committees (CRAMs)

	Nedbank Corporate					Nedbank Retail and Wealth Management	
Corporate Banking	**International and Africa**	**Sovereign and Counterparty**	**Capital Markets**	**Property and Asset Finance**	**Business Banking**	**Retail Banking Credit**	**Wealth Management**
Independent chairmen (ie independent of the business operation and credit risk management)							
I Willman	I Willman	G Richardson	W Ross	I Willman	I Willman	D Nel	C Vietri
Deputy chairmen (ie independent of the business operation)							
K Hutchinson	K Hutchinson	I Willman	W Behrens	J Smale/C Vietri	J Smale/C Vietri	G van Graan	J Paynter
Core members (ie independent of the business operation)							
P Baloyi P Lawton N Stemmet P Currie M Oosthuysen G Payne C Cordes W Behrens T Adams P Ferreira	C Cordes T Calvert# D Evans# S Mullins# P Lawton• A Munn• (• Africa only) (# Europe/Asia only)	D Dykes C Pearce K Hutchinson M de Miranda A Pachyannis-Alman	K Hutchinson M Weston G Bisset B Brown T Adams	S Halliday G Bell R Lockhart-Ross T Adams	N Ludik A vd Burgh/B Sorgdrager J Theron A Green P Middlewick R Taggart/A Munn T Adams	Head of: • Retail Credit Assessment • Specialised Recoveries • Retail Client Credit Management • Retail Banking Credit Internal Audit	P de Beyer P Backwell M Harper M Moyo
Business representatives (ie members of the business operation)							
G Dempster R Wassenaar A du Plessis I Johnson	Europe/Asia N Burton F le Roux R Rossouw Africa W Frost C Nelson R Rossouw	W Frost R Rossouw G Dempster G Toole P Lane	A du Plessis B Kennedy	M Brown D Gorven P Caley	R Buchholz P Wessels/S Beyers	P Backwell	P Leaf-Wright S Pieterse C van Horen A Pillay

Other attendees (ie by invitation, automatic invitees – Cluster Executive Director, Business Unit Divisional Director and GMs in Group Risk Monitoring Division)

Frequency of meetings and quorum for CRAM meetings

Convenes: At least one meeting per quarter (monitoring, portfolio review, etc – refer CRAM charter (scheduled just prior to CROM meeting)
Quorum: Four members, including representation from Chair/Deputy Chair, Group Credit Risk Management, Group Risk Monitoring and the business
Terms of reference: The individual charters of CRAMs contain approved detailed terms of reference

Credit Risk Management

Nedbank Corporate						Nedbank Retail and Wealth Management	
R van Wyk						P Backwell	P Leaf-Wright
Corporate Banking	**International**	**Sovereign and Counterparty**	**Capital Markets**	**Property and Asset Finance**	**Business Banking**	**Retail Banking Credit**	**Wealth Management**
K Hutchinson	K Hutchinson	K Hutchinson	B Brown	R Lockhart-Ross	N Ludik/A vd Burgh	G van Graan	J Paynter

Responsible for all aspects of credit and credit risk management (as opposed to the monitoring roles laid out higher above); and report into the CRAMs and CROM set out in the credit risk monitoring layer above.

Credit mandate structure and approval process

Cluster	Nedbank Corporate						Nedbank Retail and Wealth Management	
Division	**Corporate Banking**	**International**	**Sovereign and Counterparty**	**Capital Markets**	**Property and Asset Finance**	**Business Banking**	**Retail Banking Credit**	**Wealth Management**
Executive director	D Muller	D Muller	D Muller	D Muller	D Muller	D Muller	T Boardman	T Boardman
Divisional director	G Dempster	R Rossouw	Various	B Kennedy	M Brown	R Buchholz	P Backwell	P Leaf-Wright
Target market	• Client turnover exceeds R250m per annum • Parastatals/Government and agencies/infrastructural lending • JSE-listed entities with a market capitalisation of >R200m • International/Multinational corporates and subsidiaries of above • Financial institutions (domestic and international) and sovereign exposures			• Top 100 SA companies and institutions • Sectors – resources, diversified industrials, specialised property structures, government/parastatals, energy, telecommunications, water, financial institutions • Structure and lead financing in excess of R1bn • Debt distribution/syndication to the banking/institutional sectors	Middle-size corporate requiring commercial and industrial property finance of R1m + and/or conventional instalment sale, lease or rental finance of R250k+.	Small, medium and large businesses – the size of clients will vary according to their location in urban, semi-urban and rural areas.	• Retail market (individuals) • Small/Medium enterprise – 100k facility.	Structured lending to high-net-worth private clients.
SARB approval or notification	South African Reserve Bank (SARB) approval has to be obtained for lending, other than to banks (in which case SARB has to be informed), where the **consolidated exposure** of a client will **exceed 25% of a bank's capital and reserves.** All such large exposures are to be reported to the SARB.							
Tier 5 CROM (board committee) Regulation 29 requires board approval where consolidated exposure >10% of capital plus reserves	**Applications where consolidated exposure exceeds 10% of capital and reserves (ie R1,8bn)**							
	All members; normal CROM quorum to apply (ie 3 members including 2 non-executive directors); + tier 2 and 3			All members; normal CROM quorum to apply (ie 3 members including 2 non-executive directors); + tier 2 and 3	All members; normal CROM quorum to apply (ie 3 members including 2 non-executive directors); + tier 2 and 3			
Tier 4 CROM (board committee)	**Applications where consolidated exposure between tier 3 mandate and 10% of capital plus reserves (tier 5)**							
				Exposure between R750m and 10% of capital plus reserves (tier 5) Quorum: Any 3 members + tier 2 and 3	Application between R125m (group exposure R500m) and 10% of capital and reserves (tier 5) Any 3 members + tier 2 and 3	Exposure between R200m and 10% of capital and reserves (tier 5). All members/normal quorum + tier 2 and 3		
Tier 3 GCRO R van Wyk and executive director – DG Muller	**Applications where consolidated exposure exceeds divisional CRAM mandate (tier 2)**							
	Exposure above A, B and C below; and all new clients; + Tier 2	ASI: Exposure >$10m London: Exposure >$15m Africa: Exposure >R50m + tier 2	Exposure above A, B, C or D below + tier 2	Exposure between R250m and R750m + tier 2 (>R150m see below)	Application between R100m (grouped R400m) and R125m (grouped R500m) + tier 2	Exposure between R100m and R200m + tier 2	Exposure above R50m (if any) + tier 2	Exposure above R50m and all new or changes to counterparty limits
Tier 2 CRAM (refer to adjacent divisional CRAM Ctes)	**Applications of consolidated exposures up to CRAM mandates**							
	CORPCRAM	INTCRAM	SCRC	CMCC	PAFCRAM	BUSCRAM	Retail CRAM	Wealth CRAM
	R250m - R750m A+ R150m - R500m B R100m - R350m C Any new client Quorum: chair or deputy +3 core members	Nedbank Asia US$5m - US$10m Nedbank London US$7,5m - US$15m Tenor bonds of >3 years Quorum: chair or deputy + 2 core members **AFCRAM** R10m up to R50m Quorum: chair or deputy + 2 core members	Sovereign Risk Cat / % Ned-Equity / Tenor G7s 50% 10y A 25% 10y B 10% 5y C 5% 5y D 2% 1y E Nil n/a Counterparty Foreign US$ / Domestic R A 100m 500m B 60m 200m C 30m 100m D 10m 50m Quorum: chair or deputy + 2 core members	Up to R250m, chair or deputy +3 core members R150m plus – GCRO has to be present at CRAM meeting or have received applications Quorum: chair or deputy + 3 members	R75m (grouped R300m) to R100m (grouped R400m) Quorum: group risk rep (I Willman/T Adams/R van Wyk) and Head Office Credit Cte Head Office Credit Committee R50 to R75m – *National Head Credit Business Unit Head: Risk Nedcor Regional Risk Business Head*	Combined facilities in excess of R50m Quorum: chair and/or deputy + at least 4 other members (minimum 5 officials), but majority of credit risk reps	**Facilities in excess of R10m** A formal minute has to be prepared and signed by Head of Retail Credit (JG van Graan) and Head of Retail Credit Assessment (MHT Kathan) together with Head of CRM (I Willman) or Head of Corporate Credit (K Hutchinson)	Loans in excess of the limits of tier 1 sub-CRAM level Quorum: On private client JV credit approvals: At least one member of private clients JV board of directors + Wealth Management Head of Risk, Compliance and Credit or Wealth Management Head of Finance **On non-private client JV credit approvals:** At least three members including one representative of: - Chairman/Deputy Chairman - Wealth Management Head of Risk, Compliance and Credit or Wealth Management Head of Finance - Business representative (investment)
Tier 1 SUBCRAM and below (eg regional)	**Various SUBCRAM limits in place for each division**							
Group mandate principles (apply to all divisions)	• All exposures above, for mandate purposes, are given on the basis of 'grouped'/'consolidated' facilities as defined by the Banks Act Regulations. • Applications exceed a tier/committee mandate when the bank's consolidated exposure to a client or group of related parties will go beyond, or further increase, the limits, as specified, assuming the application is approved. • No individual delegated lending mandates are given except in Nedbank Retail and below tier 1 in Business Banking, Property and Asset Finance, and Wealth Management Divisions. • One negative vote sees business declined. • All applications are to be signed off by the business (as duly appointed) and Credit Risk Management prior to submission to CRAM (ie all credit applications have to be formally recommended by the business). • Any equity/investment exposures (investment risk) are not included with related credit exposure/transaction for grouping purposes to determine the mandate level, but have to accompany application for information. • All deals over R200m have to be submitted to the next meeting of group EXCO, CROM and the board for noting (to be coordinated by Group Credit Risk Monitoring). • Cluster Executive Director to be advised on all applications in tier 3 above. • All decisions minuted and circulated to members. • Declined applications to be referred to next level for noting only.							
Technical forums (CTF) and (PRC)	In respect of non-vanilla transactions and/or new products, in addition to credit approval, approval of the Corporate Technical Forum ('CTF') or Product Review Committee ('PRC') is required. The CTF is a technical approval forum whose specific role is to review and approve all technical aspects relating to structured transactions or treasury non-vanilla products intended for client or internal use. The PRC is a technical new product approval forum whose specific role is to review and approve all technical aspects relating to new retail products.							
Equity investment	There is a separate risk framework and approval/mandate structure for equity investment risk. Equity investment exposures are, however, required to be noted with related credit exposures/applications.							

Non-performing advances

The bank, in line with the above classification system, has adopted the following definition for non-performing loans. They comprise discounts, loans and advances in respect of which it is no longer considered prudent to credit interest receivable to the income statement. In line with this definition, which is based on international guidance, non-performing loans comprise those advances classified as 'doubtful' and 'loss', and total 6 933 million or 3,3% of total advances, excluding properties in possession (PiPs) (2001: R7 518 million or 3,9% of total advances excluding PiPs). PiPs are properties bought in as a result of mortgage advances, that have been foreclosed due to non-payment and are shown separately from non-performing loans. Non-performing advances are non-performing loans plus PiPs.

Analysis of non-performing advances	2002 Rm	2001 Pro forma* Rm
Mortgage advances	**2 803**	3 223
Instalment sales and leasing	**877**	1 227
Other loans and advances (including credit cards)	**3 253**	3 068
Gross non-performing loans	**6 933**	7 518
Total PiPs	**1 068**	1 999
Gross non-performing advances	**8 001**	9 517
Net value-at-risk covered by:		
Specific provisions	**4 165**	4 741
Expected recoveries	**3 836**	4 776
	8 001	9 517

* *Including BoE Ltd (less the NBS homeloan advances book sold to FirstRand Ltd for R12 billion in April 2002).*

Details on the composition of advances and maturity and sectoral analyses are provided in the notes to the annual financial statements.

Provisions for non-performing loans

Procedures are in place to identify high-risk accounts at an early stage. These accounts are then managed by staff skilled in account management and recovery procedures.

In the past, specific provisions were raised, based on an early assessment of the potential bad debt (mainly in corporate and commercial advances), combined with a provisioning approach of legal certainty in retail advances. Accounting standard AC 133, which applies to Nedcor as from 1 January 2003, will require a revision of these policies to a basis estimating the net present value of expected future collections.

Analysis of non-performing advances and provisions for doubtful debts

	2002 Rm	**% of gross advances**	2001 Rm	Pro forma* % of gross advances
Gross advances	**208 092**		193 141	
Non-performing advances	**8 001**	**3,85**	9 517	4,93
Non-performing loans	**6 933**	**3,33**	7 518	3,89
Properties in possession	**1 068**	**0,51**	1 999	1,04
Total doubtful-debt provisions	**6 553**	**3,15**	6 544	3,39
Specific	**4 836**	**2,32**	4 572	2,37
General	**1 717**	**0,83**	1 972	1,02

* *Including BoE Ltd (less the NBS homeloan advances book sold to FirstRand Ltd for R12 billion in April 2002).*

Market risk

Market risk is the potential impact on earnings of unfavourable changes in foreign exchange rates, interest rates, equity prices, market volatilities and liquidity.

Included under market risk as the next major risk category in Nedcor's ERMF are the following key risk types:
- trading risk;
- derivative instruments risk in non-trading portfolios (eg for hedging purposes);
- investment risk; and
- interest rate risk in the banking book (asset and liability management).

All these risks are monitored at board level by the Group Market Risk Committee (refer to summarised ERMF roadmap on page 105). The board has approved an aggregate market risk exposure limit of 5% of capital and reserves, with this limit covering both trading market risk and interest rate risk in the banking book.

Market and trading risk management

All market and trading risk monitoring is centralised within the Group Market and Trading Risk Control Unit, which reports to the director of Group Risk. This provides an independent oversight of market and trading risks, which include:
- trading risk, which is managed according to an integrated approach to the market, credit and operational risk aspects, which in turn are controlled by Market Risk Management, Trading Credit Risk and Middle Office respectively;
- market risk for investment and derivative instruments used for purposes other than trading – the Group Market and Trading Risk Control Unit performs a monitoring function and ensures that controls are in place to limit exposure to market moves; and
- asset and liability management, a separate specialised area in the group (see further in this report), with the Group Market and Trading Risk Control Unit performing an independent overview of that area.

The skills competencies required of each individual within the Group Market and Trading Risk Control Unit are diverse and include financial and risk management skills, quantitative analytical skills, strong communication and consensus-building skills, product knowledge, practical knowledge of the trading and valuation processes, and expertise in multiple-technology environments.

Head: Group Market and Trading Risk Control
A Pachyannis-Alman

Head: Middle Office	**Head: Group Market Risk Monitoring**	**Head: Trading Market Risk and Technology**	**Head: Trading Credit Risk**
D Murgatroyd	**A Dunn**	**A Bekker**	**V Dladla**

Trading risk

Trading activities

Market risk associated with trading activities is a result of transactions in foreign exchange, interest rate, commodity and equity markets. Instruments actively deployed are spot and forward exchange contracts, interest rate swaps, forward rate agreements, bonds, bond options, equities and equity derivatives. Currency options, commodities and commodity derivatives are traded on a limited basis.

Merger: actions taken

The risk appetite, risk profiles and trading products of Nedcor and BoE are similar, with interest rate derivatives, bonds, foreign exchange and equities constituting the major sources of market risk. During the third quarter of 2002 BoE was added to the market risk monitoring process, which previously included Nedcor Bank, Nedcor Investment Bank and Cape of Good Hope Bank.

The following controls over market risk are in place to provide for market risk management in the merged entity:

- daily reporting and monitoring of risk exposures for the merged entity;
- daily monitoring and management of risk exposures by each individual entity;
- compliance with existing market risk policies and procedures, which have been compared and found to be congruent in terms of the basic framework and principles;
- centralised trading limit approval and monitoring – the board has approved the trading limits and regulatory capital for trading activities in the merged entity for 2003;
- clearly defined trading areas within the new merged treasury and allocated limits;
- centralised controls over new products and structured trades; and
- a uniform methodology for sensitivity risk exposure calculations.

The way forward

Projects are under way to enhance the market, credit and operational trading risk processes during 2003:

- **trading credit risk** – rollout of total credit risk exposure measure for trading activities throughout the group;
- **trading operational risk** – use of specialised methodologies and technology to facilitate the risk management process as well as the establishment of a formal process for the Treasury Operational Risk Committee;
- **trading market risk** – migration of positions to one central risk system and implementation of value-at-risk and stress scenarios throughout the group; and
- **asset and liability management** – use of uniform methodologies across balance sheet and trading areas.

Market risk philosophy

The risk philosophy of the organisation is that no risk is taken unless it is fully understood and can be effectively managed. The policies and parameters governing trading risk exposures are approved at various management levels, with ultimate responsibility for capital allocation and aggregate risk limits residing with the Nedcor Board. The Group Market Risk Committee, consisting of non-executive members, plays a key role in ensuring the board's understanding of the risks to which the organisation is exposed. The Group Market and Trading Risk Control Unit is instrumental in ensuring that trading limits are compatible with a level of risk acceptable to the board, reflect an appropriate risk/reward ratio and take into account the nature of the products and markets involved.

Market risk culture

Risk management is a multilayered process that extends beyond risk management frameworks, processes, methodologies and tools. The mathematical/statistical quantification of risks and the maintenance of effective limit processes constitute only one key element of an integrated approach to risk management. The development and maintenance of an appropriate risk and control culture is as important as the most sophisticated quantitative risk model. There are ongoing initiatives to ensure that an appropriate risk culture is reinforced.

Market risk process

Trading risk is managed according to a framework that enhances transparency in respect of risk-taking activities, promotes a risk management culture and provides the basis for a comprehensive risk management process. This process ensures that risks are identified, understood, measured and effectively managed and communicated at all times by the Group Market and Trading Risk Control Unit, which independently reviews and analyses significant risk concentrations throughout the group. The risk management process is designed to achieve an acceptable balance between risk and reward, while promoting successful participation in the various markets in support of the group's diverse client needs. The market risk management process complies with international best practice and has been reviewed by internal auditors as well as by expert international consultants.

Trading credit risk

The Trading Credit Risk Department is currently implementing a process to comply with best practice. The monitoring of trading credit risk exposures within Nedbank now includes a total risk exposure measure, made up of current market value plus potential future exposure. Monte Carlo simulations are used to calculate potential future exposure. The way forward is to align the whole group with the total exposure methodology.

In terms of active management of credit risk there is continued emphasis on the use of credit mitigation strategies such as netting and collateralisation of exposures. These strategies have been particularly effective in situations where there has been a high risk of default.

The credit equivalent exposure of derivative financial instruments is reflected below.

Positions in trading derivative instruments at 31 December 2002

Rm	Nominal value	Replacement value	Credit equivalent exposure
Foreign exchange contracts	**149 236**	**19 847**	**22 210**
Less than one year	127 462	14 719	15 994
One to five years	17 647	2 908	3 790
Beyond five years	4 127	2 220	2 426
Interest rate contracts	**454 044**	**9 554**	**10 691**
Less than one year	226 617	587	587
One to five years	167 968	3 330	4 170
Beyond five years	59 459	5 637	5 934
Total	**603 280**	**29 401**	**32 901**

Middle Office

Middle Office enables and facilitates operational risk management within the treasury environment, focusing on the effectiveness and efficiency of systems, processes, policies and procedures. With increased international and regulatory focus on operational risk, as evidenced by the proposed Basel II, Middle Office is proactively and continuously refining systems, processes, policies and procedures. There are ongoing initiatives to promote a high degree of straight-through processing, thereby reducing the risks that arise from human intervention.

The way forward includes the use of specialised methodologies and technology to facilitate the risk management process as well as the establishment of a formal process for the Treasury Operational Risk Committee.

Risk methodologies

Market risk exposures are measured using three different methods, namely:

- Sensitivity analysis
- Value-at-risk
- Stress scenario analysis

Nedcor's current limit structure is based on **sensitivity analysis** that measures the impact on earnings of specified moves in interest rates, prices and exchange rates. This method of risk exposure measurement is conservative, as all market factors are assumed to move adversely at the same time. For the year ended 31 December 2002 average market sensitivity risk exposure was 0,28% of Nedcor's capital and reserves.

Value-at-risk (VaR) has been implemented for Nedbank, and will now be implemented for the portfolios previously in BoE. This risk measure estimates the largest potential loss in pretax profit over a given holding period for a specified confidence level. The VaR methodology is a statistically defined, probability-based approach that takes into account market volatilities as well as risk diversification by recognising offsetting positions and correlations between products and markets. Risks can be measured consistently across all markets and products, and risk measures can be aggregated to arrive at a single risk number. The one-day 99% VaR number used by Nedcor represents the overnight loss that has less than 1% chance of occurring under normal market conditions.

VaR methodologies employed to calculate daily risk numbers include the historical and variance-covariance approaches. In addition to these two methodologies, Monte Carlo simulations are applied to the various portfolios on a monthly basis to determine potential future exposure. Trading risk reserves are then created as a function of potential future exposure as well as empirical risk evidence.

While VaR captures Nedcor's exposure under normal market conditions, scenario analysis, and in particular stress testing, is used to add insight to the possible outcomes under abnormal market conditions. Nedcor uses a number of stress scenarios to measure the impact on portfolio values of extreme moves in markets, based on historical experience as well as hypothetical scenarios. The stress test methodology assumes that all market factors move adversely at the same time and that no actions are taken during the stress events to mitigate risk, thus reflecting the decreased liquidity that frequently accompanies market shocks. Key to the effectiveness of the scenario analysis programme is a timely review of the continued applicability of the scenarios, and this is built into the risk management process.

2002 historical VaR (99%, one day) by risk type

R000	Average	Minimum	Maximum	Year-end
Foreign exchange	**7 564**	**1 703**	**16 499**	**3 887**
Interest rate	**13 815**	**7 729**	**21 090**	**8 854**
Equity products	**2 744**	**1 156**	**3 460**	**3 047**
Commodities	**420**	**0**	**2 214**	**120**
Diversification	**(7 658)**	**–**	**–**	**(5 148)**
Total VaR exposure (excluding BoE)	**16 885**	**8 698**	**24 775**	**10 763**
Sensitivity exposure (excluding BoE)	**45 965**	**19 757**	**87 317**	**25 048**
Sensitivity exposure (including BoE)	**56 225**	**26 114**	**106 872**	**43 865**

Daily risk exposure for year ended December 2002 (Rm)


120
100
80
60
40
20
0
Jan 02
Dec 02
Sensitivity (including BoE)
Sensitivity (excluding BoE)
VaR

2002 historical VaR (99%, one day) by group entity

R000	Nedbank Limited	NIB	COGH Bank	Total
Average	**3 684**	**12 742**	**459**	**16 885**
Minimum	**1 486**	**6 664**	**–**	**8 698**
Maximum	**7 310**	**16 634**	**1 415**	**24 775**
Year-end	**2 027**	**8 604**	**132**	**10 763**

Note: Nedbank Limited includes offshore operations.

Derivative-instruments risk (hedging purposes)

In addition to proprietary trading activities, derivative instruments are employed in the risk management activities of the group for both internal and external client purposes. These derivatives are designated as hedges.

The table below provides examples of certain activities undertaken by the group, together with the related market risks, and the types of derivatives that may be used in managing such risks.

Activity	Market risk	Type of hedge
Fixed-rate lending and fixed-rate investments without matched funding	Reduced earnings due to an increase in funding rates	Pay fixed interest rate on swaps or buy interest rate caps
Fixed-rate funding	Reduced earnings due to a fall in lending rates	Receive fixed interest rate on swaps or buy interest rate floors
Firm foreign currency commitments (eg asset purchases and sales)	Reduced earnings due to changes in exchange rates between initiating and concluding a transaction	Foreign currency transactions

The hedge transactions that are linked to the above activities are centralised within Group Treasury, and the exposure is transferred to the market principally through independently managed dealing desks, which treat these transactions as part of their normal trading activities, and also through third parties.

All derivative instruments usage in the group is subject to the independent monitoring of the Group Market and Trading Risk Control Unit, the Group Trading Risk and Derivatives Committee (executive management level) and the Group Market Risk Committee, who ultimately approve related policies and counterparties.

Investment risk – banking-related

Investment risk arises from changes in fair value of investments, and in that context within Nedcor includes private-equity and property transactions, underwriting of share issues, debt investments and intragroup investments.

Prospective investments require formal authority and sanction, within mandates approved by the board's Group Market Risk Committee. At executive management level terms of reference have been approved for two committees, namely the Capital Markets Investment Committee and Property Investment Partners Committee. Investment risk is managed in line with the underlying investment purpose and anticipated strategic benefits, and is subject to regular review and reassessment by the above committees.

There is a separate investment approval framework from that approved for credit risk.

Investment risk – assurance-related

The life assurance and wealth management business of the group is conducted in joint venture with Old Mutual. Investment risk is accordingly managed in conjunction with Old Mutual, with the aim of maximising policyholders' return, while limiting risk to acceptable levels within statutory limits and approved policies and procedures.

Asset and Liability Management ('ALM') Division

The interest rate and liquidity risks defined below are managed under the new ALM Division in Nedcor. The head of this division reports directly to the Chief Executive of the group. The ALM Division has been structured to optimise the critical role of proactive balance sheet management in Nedcor as follows:

Chief Executive

Head: ALM executive team
Mark Parker

Head: ALM Bank Profitability
Alison Teal

Head: ALM Strategic
Michael Davis

Head: ALM Analytics
Trevor Noeth



Mark Parker
Chairman: Group Trading Risk and Derivatives Committee

Definition of ALM

Asset and liability management involves the management of liquidity, funding, interest rate and exchange rate risk arising from non-trading positions through the use of both on- and off-balance-sheet instruments.

The ALCO process

The policies and strategies for asset and liability management are proposed by the Group Asset and Liability Committee ('ALCO'), which meets at least monthly, and reviewed/ratified by the Group Market Risk Committee.

Responsibility for management of both Nedcor's liquidity and interest rate (banking book) risks specifically rests with the ALCO, which acts within the interest rate risk appetite, strategy and policies proposed to and approved by the Group Market Risk Committee.

The main role of the ALCO is to maximise the interest margin of the group through effective management of its interest rate risk, integrating the impact of other risks, which include liquidity risk, foreign exchange risk and capital risk.

The daily ALCO and ALM function is championed within the Group ALM Division, working closely with Group Treasury, Group Finance and other operating divisions.

The board has approved an aggregate risk exposure limit of 3,5% of capital and reserves for interest rate, liquidity, and foreign exchange risks on the banking book, which is measured for a 1% move in interest rates over a 12-month period.



Chris Pearce
Chairman: ALCO

Interest rate risk

Definition of interest rate risk

Interest rate risk consists of the potential adverse impact on earnings and economic value due to changes in interest rates. The main source of interest rate risk is repricing mismatch risk. This arises when there are mismatches or gaps in the amount of assets, liabilities and off-balance-sheet instruments that mature or reprice in different time periods.

Source and strategy

Interest rate risk arises from the banking operations.

Nedcor assesses its interest rate risk exposure through the use of traditional gap analysis and earnings-at-risk modelling techniques. Gap analysis measures the volumes of assets and liabilities subject to repricing within a given period according to their contractual repricing characteristics. Stress testing and net interest income simulations for a variety of possible interest rate scenarios measure the financial impact of interest rate movements.

Through matched-funds transfer-pricing principles interest rate risk will be transferred to the centre where it will be managed centrally on a daily basis by the Group ALM function, with the assistance of Treasury.

The total group exposure is summarised in the form of an interest-rate-repricing graph and table, which are depicted below. These summarise the repricing profile of the banking book assets, liabilities and off-balance-sheet exposures at 31 December 2002.

The graph can be used as the basis for the assessment of the sensitivity of the banking book's earnings to interest rate movements, although allowance is also made for other factors such as the anticipated early-repayment advances portfolio.

Repricing gap 2002 (Rbn)


180
160
140
120
100
80
60
40
20
0
-20
-40
-60
-80
-100
-120
-140
-160
<3 months
3–6 months
6–12 months
1–5 years
>5 years
Non-rate sensitive
Off-balance sheet
Liabilities
Assets
Cumulative gap
Period gap

Rbn **Repricing maturity period***	<3 months	3-6 months	6-12 months	1-5 years	>5 years	Non-rate-sensitive
Period interest rate sensitivity gap	16	(9)	(12)	(11)	5	11
Cumulative interest rate sensitivity gap	16	7	(5)	(16)	(11)	–

* *For more details refer to the interest rate risk analysis on page 149.*

Nedcor's exposure to a 1% parallel decrease in all interest rates, as at December 2002, would result in a loss of R35,3 million or 0,56% of net interest income over a 12-month period, assuming no management intervention.

Liquidity risk

Definition of liquidity risk

Liquidity risk arises from the inability of a bank to accommodate decreases in liabilities or to fund asset growth in full, at the right time and place, and in the right currency. If a bank is seen to be illiquid, it cannot obtain sufficient funds either by increasing liabilities or by converting assets promptly and at a reasonable cost.

Market liquidity risk is the risk that derivative-instrument positions cannot be timeously liquidated or hedged, resulting in financial loss due to adverse movements in financial prices.

Source and strategy

As a significant inherent risk of banking in SA liquidity risk continues to receive strong focus from ALCO and executive management.

Various liquidity risk policies, limits and procedures are enforced in the group actively to manage liquidity risk, and some of these include:
- maintaining a strong presence in selected target markets;
- having daily cash management procedures in place;
- structuring the funding maturity profile;
- selectively issuing NCD paper and being an active marketmaker for the group's own paper;
- maintaining an adequate pool of highly marketable assets, as determined by the ALCO;
- diversifying funding and avoiding reliance for liquidity on undue concentrations of depositors or particular types of funding;
- maintaining a relatively stable retail and wholesale deposit base;
- having liquidity contingency planning in place;
- conducting lending activities of foreign currency entities on a fully matched basis; and
- entering into derivative instruments positions only with high-quality counterparties and highly tradeable instrument types, as approved by ALCO.

Detail on the composition of deposits and other liabilities and maturity and sectoral analyses are provided in the notes to the annual financial statements.

Operational risk

The next major risk category in Nedcor's ERMF logo is operational risk. Operational risk impacts every other key risk and related risk components across the group's risk universe.

Definition

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

This definition includes legal risk.

General operational risk management strategy

Nedcor's overall strategy for managing operational risk is clearly defined via:
- a comprehensive board-approved group policies and authority levels document;
- a board-approved internal controls systems framework document, based on guidance from the Basel Committee on Banking Supervision, the King II Report on corporate governance and international best practice;
- guidance and requirements of the proposed Basel II and Nedcor's planning for this, which will shortly be finalised and documented in the form of a Group Operational Risk Framework, to be incorporated into the ERMF document.

An integral component of this implementation is the Barnowl risk identification and assessment process discussed earlier in this report.

This process is being extended to include the process of Control Self-assessment ('CSA'). This is a natural development from the Barnowl initiative, which enables business unit managers throughout the group to monitor their control environment with independent review and testing by Group Internal Audit. This also greatly improves the risk awareness of staff and their understanding of control and risk concepts.

To improve the application of CSA, Group Internal Audit has developed an intranet-based CSA system to assist the businesses in measuring the effectiveness of controls in the field electronically. Access to data is controlled by way of PINs and predetermined levels of access control.

The internal audit process includes monitoring and reporting on the state of implementation of the CSA process groupwide.

Key roleplayers in the implementation of Nedcor's operational risk management strategy are Group and Divisional Compliance and operational risk officers, as well as Group Internal Audit.

Group Internal Audit

Nedcor Group Internal Audit performs an independent, objective assurance and consulting activity designed to add value and improve the organisation's operations.

Group Internal Audit assists the organisation in accomplishing its objectives by employing a systematic, disciplined approach to evaluating and improving the effectiveness of the risk management, control and governance processes.

Group Compliance

Group Compliance is a fully established independent function within the Nedcor Group. It is an essential part of the ERMF needed to manage regulatory and reputational risk, and is an integral component of the Group Risk Division.

The provisions contained in regulation 47 of the Banks Act specify the regulatory requirements relating to the establishment of the group's compliance function and the responsibilities of the compliance officers.

However, the role of compliance officers in Nedcor, in particular the officers appointed in each of the divisions of the group, is extended to that of proactive, frontoffice-type risk managers in respect of internal policy compliance.

The roles of Group Internal Audit and Group Compliance are expanded in the Corporate Governance section commencing on page 67.

Subcomponents of operational risk

There are a number of important subcomponents of operational risk. These are briefly outlined below.

Integration risk

Integration-related risks were naturally heightened as a result of the merger and restructure to form the new Nedcor Group.

The major integration risk areas included:

- breakdown in governance and risk management processes in the separate legal entities of the group prior to Legal Day One (ie 1 January 2003);
- loss of key staff;
- disgruntled employees;
- concentration risks on an aggregated basis between Nedcor and BoE;
- booking of deals in incorrect legal entities; and
- client service deterioration.

Significant focus was brought to bear and resources were deployed, and strict discipline enforced, to manage these and other integration risks.

Nedcor is pleased to report that the board is satisfied that the integration risks have been well-managed.

Information risk

Information risk is the risk of breaches in the confidentiality or integrity of information and the unavailability of information when required.

There is a groupwide Information Security Office within the T&O cluster. This office formulates policies and sets the information security strategy under the supervision of the Group ARC Committee.

Risk management functions in each division monitor compliance with information security policies and ensure that the information risk management processes are adequate to manage risks, with independent assurance provided by Group Internal Audit.

Legal risk

Legal risk is the risk that the legal framework for a situation, action or investment may be inadequate, resulting in an adverse financial, reputational or other consequence. It includes risk arising from inadequate documentation, legal or regulatory incapacity, insufficient authority of a counterparty and uncertainty about the validity or enforceability of an obligation in a counterparty insolvency.

Nedcor seeks to identify and manage legal risk through the effective use of its internal and external legal advisers to ensure that legal advice is appropriately taken and implemented across the group in accordance with established policies and guidelines.

A Group Legal Department, with regional representation, has been established in the new Nedcor Group, headed by Willem Krüger.

A Group Legal Risk Framework has recently been developed for the new group and shortly will be presented to the Group ARC Committee for approval.

Compliance risk

Compliance risk is the risk of loss of and/or damage to the group's reputation from violations of, or non-compliance with, laws, rules, regulations, prescribed practices and ethical standards.



Peter Hibbit
Head: Management Services

Compliance risk is approached in two components, namely behavioural (ie culture, ethics) and prudential (ie regulatory requirements).

The management of compliance risk is championed, as discussed earlier, by the group compliance function and monitored at board level by the Group ARC Committee.

Fraud and security risks and anti-money-laundering activities

Fraud risk is a function of the predisposition of the workforce to committing crime as well as of opportunities for crime in the workplace. This includes negligence, dishonesty, non-adherence to procedures and policies, as well as non-performance of security and fiduciary duties in terms of contract of employment or common or statutory law.

Security risk comprises physical security, information security and staff integrity.

Anti-money-laundering activities and compliance are defined in terms of the Financial Intelligence Act (38 of 2001) and the Prevention of Organised Crime Act (121 of 1998).

These risks and the group's money-laundering control initiatives are managed on a day-to-day basis by the Nedcor Forensics and Protection Services (NFPS) Division, headed by Nick Jacobs.

NFPS continues to entrench a culture of zero tolerance of crime.

A Group Money-laundering Framework is being developed in conjunction with Group Compliance, and caters for the key requirements of knowing the client, awareness and training, reporting, recordkeeping and monitoring.

International Nedcor operations all function in jurisdictions with well-established anti-money-laundering regulations and frameworks.

Business interruption risk

A Business Continuity Management Office has been established and a comprehensive business continuity policy is in place, which is reviewed annually and is being updated to take account of the merger and restructure of the group. An Emergency Management Centre has also been established to handle disaster situations.

These are the responsibility of the Management Services Division, headed by Peter Hibbit.

The business continuity planning strategy is based on a model that deals with business continuity planning in terms of prevention of incidents, response to incidents, resumption of critical functions after incidents, recovery of non-critical functions and restoration of functions.

Business continuity representatives have been reappointed in all divisions in the new group, with responsibility for business continuity in their areas.

Insurance risk

Although insurance in general is a part-solution to managing operational risk, the risk of inadequate insurance cover/indemnity, defaulting reinsurers and a poorly structured insurance strategy and programme can result in major financial loss.

Nedcor Corporate Insurance Department ('NCID'), which reports to Peter Hibbit, is responsible for the day-to-day management of insurance across the group.

Nedcor makes use of self-funded captives (one local and the other situated on the Isle of Man), financial reinsurance and conventional insurance markets in a well-defined, comprehensive financial institution loss protection programme.

NCID will work closely with the newly established Group Risk Division and the Basel II project team to reduce the cost of insurance through further enhanced and focused risk management processes.

Underwriting and claims risk

Underwriting risk refers to Nedcor's short-term insurance and life assurance activities in joint venture with Old Mutual. Short-term insurance risk is the risk associated with fixed or movable assets, accidents, guarantees and liabilities. Life assurance risk is the risk associated with insuring the life or health of an individual or group of individuals.

Risk processes for managing to acceptable levels of underwriting risk include:

- enforcing formalised underwriting criteria;
- ensuring that products are priced in accordance with the underwriting criteria;
- using reinsurance effectively to manage risks within acceptable norms and the board's risk appetite; and
- placing a strong emphasis on HIV/Aids.

The legitimacy of claims is verified by internal, financial and operating controls, which are designed to contain and monitor claims risks, and the outsourcing of claims management in the short-term insurance company to Mutual and Federal.

Strategic risk

The final major risk category in Nedcor's ERMF is strategic risk.

The previous 20 years or so have not only produced unprecedented prosperity, but have also seen the most startling and expensive financial and reputational debacles in recent times.

Globalisation, increased regulation and technological innovations have all contributed to a significantly more complex, competitive and therefore riskier financial services industry.

Definition of strategic risk

Risk may be defined as any source of uncertainty about the future operating environment that can affect profits.

Strategic risk concerns the consequences when the environment, in which decisions that are hard to implement quickly and to reverse, play out with an unattractive or adverse impact. Strategic risk ultimately has two elements: doing the right thing at the right time, and doing this well.

Nedcor's management of strategic risk

Much of this annual report addresses Nedcor's strategy and approach to the management of strategic risk.

Nedcor has a Group Strategic Cluster, headed by Tony Routledge, to enhance the management of strategic risk.

Following Group EXCO's responsibility to propose and implement strategy for the group, the board established a board committee, the Chairman's Committee. The specific functions of this committee are to:

- consider and evaluate issues of fundamental strategic importance to the Nedcor Group that are beyond the scope of the specific authorities mandated to the other board committees;
- review the utilisation of capital to ensure it is optimised and make recommendations to the board, as considered appropriate;
- act as a sounding board for issues proposed by management that are material to the group's strategies and objectives; and
- report to the board on the above.

Basel II



Trevor Adams
Head: Basel II Project and Enterprise-wide Risk Management

Basel II is an update of 'The 1988 Accord', which was adopted by more than 100 countries worldwide. The new Basel II regulations put forward by the Basel Committee on banking supervision are aimed at improving the safety and soundness of the financial system by aligning capital adequacy assessment much more closely with the underlying risks (and introducing a capital charge for operational risk) in the banking industry, providing a thorough supervisory review process, and enhancing market discipline through significantly increased risk disclosure.

The Basel Committee further seeks to enhance competitive equality. This quite simply means that Basel II is not merely a regulatory compliance assignment. It is about the sophisticated management of risk that will render larger banks strategically uncompetitive if a lacklustre approach is followed.

Nedcor has established a Basel II Implementation Project Office, headed by Trevor Adams who reports to René van Wyk (Chief Risk Officer), and a Basel II Steering Committee, chaired by Izak Botha (Executive Director responsible for the Capital and Integration Cluster). The Group ARC Committee is the board committee responsible for overseeing the successful implementation of Basel II in Nedcor.

The first major subproject has been the development and implementation of an ERMF, as discussed earlier in this report. This has been substantially completed, with all core elements already successfully implemented. Trevor Adams is also the champion of this process.

Although initially delayed somewhat due to the merger and restructure process, as Legal Day One for the new Nedcor Group arrived on 1 January 2003, comprehensive planning and preparation for the Basel II project is now well under way.

Technological and new business risks

Technological risk includes an uncoordinated, inefficient and/or underresourced IT strategy as a result of which an organisation becomes progressively less competitive.

The Technology and Operations Cluster, headed by Barry Hore, is primarily responsible for the executive management of technological risk in conjunction with the Group EXCO, assisted by Group Internal Audit.

Technical forums have been established in each of the Nedbank Corporate and Nedbank Retail and Wealth Management Clusters addressing innovative and structured solutions involving non-vanilla transactions and/or products.

At board committee level the Group Strategic Innovation Management Committee ('SIMCO') has broad responsibility for monitoring all issues pertaining to information technology, both operational and strategic, in as much as these may impact the business strategy, financial performance, risk profile and information technology strategy of the group. SIMCO aims to ensure alignment of the prioritisation and magnitude of IT development spend, time and resources with overall group strategy and direction, including ongoing project management oversight.

Capital risk and economic capital allocation

Strategic capital management requires balancing the desires for stronger competitive capital ratios and maintaining high credit ratings with the need for providing competitive returns to shareholders.

Capital management includes the management of capital risk, being the risk that the group will become unable to absorb losses, maintain public confidence and support the competitive growth of the business. This entails ensuring that opportunities can be acted on timely, while solvency is never threatened.

The newly created Capital and Integration Cluster, headed by Izak Botha, is responsible for the day-to-day management of the group's capital risk. A Group Capital Management Committee has been established at executive level, chaired by Izak Botha, which in turn reports at board level to the Chairman's Committee, as outlined above.

The primary role of the Group Capital Management Committee is to manage the investment returns on the capital of the group in a way that achieves a consistent and appropriate yield over time, eliminating undue volatility.

Risk-based economic capital allocation is at the heart of managing risk and creating value. This allows financial institutions to take into account the cost of risk when planning future strategies, by making it clearer which activities create the most value, and to make better operational decisions on, for example, pricing.

The result is a better balance between risk and returns for the group, allowing it to achieve the best possible results within the regulatory constraints.

Economic and regulatory capital allocation are critical components of the Basel II project, and accordingly the project team is working closely with the Capital and Integration Cluster.

Capital adequacy and regulatory ratios

Capital adequacy and the current regulatory ratios developed pursuant to the regulations laid down by the Registrar of Banks are presented in the Group Financial Director's Review.

Accounting and taxation risks

Although these two risks have a large statutory compliance component, both can negatively impact shareholder value if not strategically approached.

The wave of onerous new accounting statements, for example AC 133: Financial Instruments, Recognition and Measurement and the recent accounting debacles internationally bear testimony to the magnitude of accounting risk.

These risks are traditionally addressed at board level by the Group ARC Committee. This has been supplemented at executive management level by the establishment of a Group Accounting Standards and

Management Information Committee and a Group Taxation Committee. Both of these committees are chaired by Stuart Morris (Group Financial Director).

Non-financial risks and corporate citizenship

Corporate citizenship is defined as the achievement of balanced and integrated economic, social and environmental performance, referred to as the triple bottom line.

Non-financial performance demonstrates the underlying sustainability of the business in the longer term, and can show what drives future value creation.

Shareholder activism and socially responsible investment (SRI) are gaining public support – the JSE is launching a sustainability index in the very near future – and require companies to engage proactively with stakeholders as a strategy of risk mitigating.

Corporate citizenship beyond risk mitigation, however, is about learning, innovation and risk management through stakeholder engagement.

The board recognises that all business decisions have social and environmental impacts.

The board has tasked the executive Corporate Governance Department, headed by Selby Baqwa, together with the Group Corporate Citizenship Committee, as set out in the ERMF, formally to raise social and environmental risk issues with the Group Social and Environment Committee and then, as appropriate, with the board.

These risks comprise reputational risk, values and strategy, information and knowledge management within the group, supply chain management and value chains, establishing the group's risk and opportunities profile, and other social and environmental risks, including:

- social responsibility;
- stakeholder engagement;
- ethical standards;
- safety and health;
- the environment;
- societal and transformational issues; and
- HIV/Aids.

In so far as non-financial risk management and reporting are concerned, the group executive management committee responsible is the Group Corporate Citizenship Committee.

The primary role of this committee is to establish and monitor policy to ensure that all significant non-financial, social and environmental risks facing the group are identified, measured and managed effectively on an ongoing basis.

Specifically, the committee will, at the least, perform the following functions:

- establish and implement a framework of corporate citizenship best practice;
- establish a framework for stakeholder dialogue;
- develop performance indicators in respect of non-financial performance;

- adopt a 'triple bottom line'-reporting model;
- ensure best practice and strategic alignment in corporate social investment; and
- drive the transformation agenda within the group.

The committee reports to the Group EXCO, the Group Social and Environmental Committee and, as relevant/necessary, to the Group Corporate Governance Committee.

People risk

People risk is defined as possible inadequacies in human capital. This may stem from a lack of adequate skills or knowledge, a lack of clear consequences of meeting performance standards, a lack of alignment with strategy or a reward system that fails to motivate properly.

Ivan Mzimela has recently been appointed as Director of Group Human Resources to head the management of this vital risk, supported by strong HR departments at group and divisional levels.

In addition, at executive level, a Management Remuneration Committee and Group Human Resources Council have been established, and report into the board's Group Remuneration Committee.

Details on the remuneration management process and policies of the group are covered in the remuneration report.

Reputational risk

Last, but not least by any measure, is reputational risk.

Reputational risk is the risk that an activity, action or stance performed or taken by Nedcor or its officials will impair its image in the community and/or the long-term trust placed in the organisation by its stakeholders, resulting in the loss of business and/or legal action.

Essentially all risks and all related components of the group potentially impact on reputational risk.

This again confirms the importance of an effective ERMF, fully endorsed and supported by the board, and a strong corporate governance ethos that is outlined in the separate corporate governance section of this annual report.

Group Financial Director's review



Stuart Morris
Group Financial Director

Overview

This review should be read in conjunction with the attached financial statements for the Nedcor group of companies set out on pages 151 to 211. The consolidated results of the group incorporate the operations of Nedbank, Nedcor Investment Bank, Peoples Bank, Cape of Good Hope Bank, Imperial Bank, Gerrard Private Bank and BoE Limited (effective 1 July 2002). Also included are our Nedcor International and Nedcor Africa operations as well as our strategic banking alliances with Capital One, Old Mutual, Pick 'n Pay and the JD Group.

The year 2002 has been a challenging yet eventful year for Nedcor and for the SA banking industry as a whole. The industry experienced extreme volatility in rand exchange rates, four successive interest rate hikes, troubles in the microlending industry, liquidity stress in or failure of some smaller banks and referred difficulties from unsettled global markets. Within this industry environment Nedcor had an active year and restructured the group to establish new platforms for higher levels of client service, competitiveness, efficiency and profitability.

The merger with BoE Limited (BoE) and the acquisition of the NIB minority shareholders' interest created the opportunity for a major restructuring and realignment of the group, which culminated in the legal and practical merger of four banks to form the new Nedbank Limited on 1 January 2003 ('Legal Day One'). The merger with BoE fits ideally into Nedcor's growth strategy and most of BoE's business units align well with those of Nedcor. In addition, Nedcor's scalable technology platforms will benefit from the transaction volume increases introduced by BoE, and there is potential for significant cost synergies from the merging of duplicated services.

Our strategies offer low-risk growth opportunities and focus on markets and initiatives that lie within our core competencies. We believe that we have set the foundations successfully to address the impending and necessary transformation challenges in the industry and the country. The challenge for 2003 and beyond is successfully to implement the merger and reorganisation plans to realise the anticipated synergies.

Core earnings (Rm)


25
25
23
25
22
25
12
16
4
(35)
1 827
790
2 315
985
2 637
1 103
3 093
1 284
3 366
1 330
98
99
00
01
02
Core earnings (Rm)
Core EPS (cents)
Growth in headline EPS (%)
Growth in core EPS (%)

Shareholders' funds


22,4
24,3
21,1
20,6
21,9
9 131
10 066
15 838
15 711
20 122
98
99
00
01
02
Shareholders' funds (Rm)
Core ROE (%)

Financial highlights: core	% change	Dec 2002	Dec 2001
Core earnings (Rm)	9	**3 366**	3 093
Core earnings per share(cents)	4	**1 330**	1 284
Return on shareholders' funds (%)		**21,9**	20,6
Return on total assets (%)		**1,57**	1,83
Non-interest revenue to total income (%)		**52,4**	49,0
Efficiency ratio (%)		**55,4**	52,5
Total shareholders' funds (Rm)	28	**20 122**	15 711
Advances and other debtors (Rm)	33	**201 539**	151 055
Capital ratio (%)		**11,0**	11,4



Fritz Rieseberg
Head: Group Finance

Darryl McMullen
General Manager: Group Finance
Ian Fuller
General Manager: Support Services
Judy Fillmore
General Manager: Logistics
Peter Weinmann
General Manager: Professional Practice

Core earnings (ie excluding translation gains and losses and merger and reorganisation costs) grew by 9% to R3 366 million (2001: R3 093 million), comprising 9% growth in SA operations and 8% growth in international and African operations. The low growth rate can be attributed mainly to the additional provisions of R466 million required for the ringfenced Business Banking small and medium enterprises (SME) book offset by a deferred-tax release of R185 million within Peoples Bank. Core earnings, excluding these items, grew 15% (2001: 17%). Core earnings per share, due to the dilutory effect of new shares issued for the acquisitions of BoE and NIB, grew at a lower rate of 4%.

Headline earnings declined by 32% to R2 585 million (2001: R3 789 million), due mainly to the effects of the volatility of the rand exchange rate that caused translation losses of R1 011 million in 2002, compared with translation gains of R1 096 million in 2001. Attributable earnings increased to R984 million (2001: R13 million), after providing for exceptional capital losses totalling R1,6 billion (2001: R1,7 billion). Return on equity increased to 21,9% (2001: 20,6%), while return on assets decreased to 1,57% (2001: 1,83%).

Accounting policies

The financial statements are prepared on the historical-cost basis, except for certain investments that are carried at fair value, and comply in all material respects with SA Statements of Generally Accepted Accounting Practice (SA GAAP). The accounting policies of BoE have been realigned with those of Nedcor. The accounting policies applied are consistent with those of the previous year, except for the first-time application of Accounting Standard AC 135 – 'Investment property'. The impact of this change in the basis of accounting is not material.

Work has been undertaken in preparation for the application of Accounting Standard AC 133 – 'Financial instruments: recognition and measurement', which applies to Nedcor with effect from 1 January 2003. This standard introduces additional fair-value requirements in the valuation of assets and liabilities, and requires extensive revision of bad-debt provisioning to a basis that estimates the net present value of future collections. The application of this standard will result in increased volatility in reported earnings. Nedcor will first report to shareholders under AC 133 in respect of its interim results for the six months to 30 June 2003.

Acquisition of subsidiaries

With effect from 2 July 2002 BoE was acquired at a cost of R7,7 billion, which was funded through a combination of cash (R4 billion from subordinated loan notes raised and R1,5 billion from own resources) and equity (R2,2 billion). After fair-value acquisition adjustments and accounting policy alignments totalling R1,1 billion, BoE's acquisition asset value was R4,9 billion (including existing goodwill acquired within BoE of R585 million), resulting in additional goodwill of R2,8 billion arising on acquisition.

As part of the integration Nedcor acquired, with effect from 1 October 2002, the outstanding minority shareholders' interests in NIB for R968 million, which was settled by the issue of new Nedcor shares.

With a view to rationalising the wealth management activities of Nedbank, NIB and BoE, NIB acquired the remaining 50% of FT NIBAM from Franklin Templeton for a consideration of R180 million with effect from 1 October 2002. The wealth management activities were classified into two focus areas, namely private clients and institutional asset management. The private-client activities, both domestically and internationally, will continue as a Nedcor/Old Mutual joint venture operating under the BoE brand. BoE's SA institutional asset management, a business requiring scale, has been sold, with effect from 1 January 2003, to empowerment partners spearheaded by AKA Capital Limited and partnered by Old Mutual and Peoples Bank.

Financial review

Nedcor's objective remains to sustain growth in all areas of measurement in real terms, and to exceed the average growth of the four key SA banks.

Key financial performances indicators	**Nedcor* 2002 Achieved %**	Big four SA banks Average %
Return on average shareholders' funds	**21,9**	21,9
Return on average assets	**1,57**	1,35
Net interest income to average interest-earning assets	**2,88**	3,57
Non-interest revenue to total income	**52,4**	51,3
Specific and general provision charge to net interest income	**28,2**	24,6
Expenses to total income	**55,4**	57,4
Effective tax rate	**14,1**	23,2

* *Based on core earnings.*

The consolidation of BoE for the period from 1 July to 31 December 2002 distorts the comparability of Nedcor's organic performance with the results for 2001. BoE's results are separately disclosed in the segmental report, see page 201. The commentary below seeks to give a perspective of Nedcor's overall performance, both including and excluding BoE.

Net interest income (NII)

Average interest-earning assets grew by 31% (18%, excluding BoE), while NII grew by a more muted 20% (12%, excluding BoE) to R6,3 billion (2001: R5, 3 billion). Our interest margin declined from 3,15% in 2001 to 2,88% this year. (Details of the average balance sheet and related interest can be found on page 148.) This resulted from pressure on margins by virtue of the liquidity squeeze that occurred during the period of industry turbulence, and also from lower endowment income due to the redeployment of cash invested in BoE, Imperial Bank, other joint ventures and cash dividends paid. BoE was under liquidity stress when it was acquired and this clearly impacted adversely on interest margins.

Net interest margin


3,78
3,79
3,73
3,30
2,99
3,70
3,64
3,47
3,15
2,88
3,04
2,91
2,80
2,52
2,07
98
99
00
01
02
Net interest margin (%)
Interest margin after bad debts (%)
Margin grossed up for associate income (%)

Non-interest revenue to total income


44,4
43,8
45,3
49,0
52,4
3 138
3 395
3 917
5 054
6 929
98
99
00
01
02
Non-interest revenue (Rm)
NIR to total income (%)

Non-interest revenue (NIR)

NIR, excluding translation (losses)/gains, grew strongly by 37% (15%, excluding BoE) to R6,9 billion (2001: R5,1 billion). The NIR-to-total-income ratio at 52,4% (49,8%, excluding BoE) is comparable with last year's 49,0% and ahead of our target of 45% and is also in line with our strategy of growing NIR within an environment of continued pressure on NII. The foundation for this growth was an increase of 45% (20%, excluding BoE) in commission and fee income, supplemented by good growth in investment banking income and constant trading income derived from exchange and securities dealing.

Foreign exchange translation (losses)/gains

In 2001 the substantial decline in the rand exchange rate, from R7,55 to R12,05 to the US dollar as at 31 December 2001, resulted in translation gains totalling R1 096 million from integrated operations accruing to headline earnings in compliance with SA GAAP. In 2002 the strengthening in the rand exchange rate, from R12,05 to R8,60 to the US dollar as at 31 December 2002, resulted in a reciprocal translation loss of R1 011 million. In addition, translation losses of R411 million (2001: translation gains of R263 million) resulting from the conversion of non-integrated foreign entities have been taken directly to reserves in compliance with SA GAAP.

Doubtful-debt provisions

The credit climate held steady and arrears trends generally improved during 2002, despite increased interest rates. Nedcor is cognisant, however, of the need for adopting a conservative provisioning policy and this is reflected in the income statement charge increase of 68%, including BoE and additional provisions for the ringfenced SME book and the microloan sector. Headline earnings have been partially relieved by the release at 30 June 2002 of an exceptional general risk provision of R400 million created in 2001 to cover unidentified but inherent risks that could arise from the exceptional rand depreciation of 2001.

Excluding the charges for BoE and the ringfenced SME book additional provisioning of R466 million, the growth of 18% in provisioning is in line with growth in average interest-bearing assets. Non-performing loans, including BoE, represent 3,9% (2001: 4,6%) of total advances and the net provision coverage, after allowing for expected recoveries, is conservative at 157% (2001: 147%). Balance sheet provisions to total advances are 3,1% (2001: 3,3%) as at 31 December 2002.

Specific and general provisions charge


17,8
19,9
19,2
20,1
28,2
98
99
00
01
02

Specific and general provisions charge (Rm)
% of net interest income

Gross NPLs as a % of total loans and advances


3,3
3,7
4,7
4,6
4,5
4,4
3,8
Dec 98
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02

Total advances (Rm)
% NPL of total advances

	Dec 2002		Dec 2001	
Non-performing loans	**Rm**	**% of gross advances**	Rm	% of gross advances
Non-performing loans (gross)	**8 001**	**3,85**	6 974	4,46
Expected recoveries	**3 836**	**1,84**	3 473	2,22
Expected losses (net)	**4 165**	**2,01**	3 501	2,24
Provisions (coverage)	**6 553**	**3,15**	5 154	3,30
Adequacy of provisions:				
Gross coverage (%)	**82**		74	
Net coverage (%)	**157**		147	

Additional provisioning

Nedcor's trading statement of 21 November 2002 noted the need for additional provisions in two areas, namely the ringfenced, non-performing SME book and the microlending sector.

Additional provisions of R546 million charged for these areas have had a material, but largely non-recurring, negative effect on 2002 core earnings. Both of these experiences occurred in initiatives aimed at expanding our activities in non-traditional markets. Revised policies are in place to avoid repetition of these losses.

Firstly, Nedcor has an exposure to SMEs through an initiative in the late nineties focused on developing this sector, which is key to development of the economy. This sector has special characteristics with a potential to yield higher returns, but at increased risk. High growth was experienced and, by the start of 2002, the total book had grown to R3,2 billion. However, this included non-performing exposures totalling R700 million, which were set aside in 1999 to be separately managed as a ringfenced collections book.

During 2002 it became apparent that collections were falling well below those previously anticipated and a full review of this book was conducted. As a consequence we reported in the trading statement that provisions, the timing of which had historically been created under a policy of legal certainty, would be accelerated in 2002. This would result in an additional charge of R400 million (R280 million after tax), over and above the R190 million already budgeted, against 2002 earnings.

The ringfenced SME book has now been sold and the sale value was determined at the present value of estimated future collections. The adjustment of provisions to recognise the sale value necessitated a further provision of R66 million, bringing the total ringfenced SME book provisions for 2002 to R656 million (2001: R75 million). This effectively accelerates provisions that would have been charged in future years. The ringfenced collection operation has been closed and, in terms of the sale agreement, Nedcor may recoup some losses if collections are achieved in excess of certain thresholds.

Secondly, Nedcor has adopted a cautious approach to microlending and does not have a large exposure to this market. We nevertheless did not escape the troubles of this industry and have recognised bad-debt provisions totalling R225 million (2001: R30 million), some of which are shared with our partners, in respect of total microloan exposures. Provisions in respect of unsecured microloan advances stand at 34% (2001: 9%).

Nedcor's exposure to microlending, and to retailers active in microlending, has increased with the acquisition of BoE. However, unsecured exposures of R972 million (2001: R377 million) to the microloan industry represent only 0,48% of total advances. Our microloan exposure continues to be closely watched, as this sector has clearly experienced stressful times, and stringent provisioning policies and monitoring practices are in place.

Expenses

Expenses increased by 35% (13%, excluding BoE), with our efficiency ratio declining to 55,4% (2001: 52,5%), but remaining constant at 52,5%, excluding BoE. Our target remains to reduce the ratio further to ensure that we keep in line with international trends. The growth in expenses includes the ongoing fully expensed costs for our strategic banking alliances, which have grown at rates higher than the core business.

Expenses


56,7
52,3
52,5
52,5
55,4
4 008
4 054
4 538
5 416
7 334
98
99
00
01
02
Expenses (Rm)
Core efficiency ratio (%)

Taxation


24,2
21,4
20,0
17,1
17,3
386
625
715
772
530
98
99
00
01
02
Taxation (Rm)
Effective tax rate (%)

Taxation

The charge for taxation, excluding exceptional items and the recognition of the Peoples Bank deferred-tax asset of R185 million, remained constant at R765 million (2001: R772 million). On the same basis the effective rate of taxation was 18,6% (2001: 20,1%), assisted by lower levels of taxation on offshore income and increased dividend income.

Core earnings benefited by R130 million (R185 million before allowing for minority interests) from the non-recurring recognition of a deferred-tax asset in respect of unutilised tax losses in Peoples Bank. This was required in terms of SA GAAP, because the positive profit record of Peoples Bank for the past two years reinforced the probability of the tax losses being utilised by future taxable income.

Equity-accounted income and income attributable to minority shareholders

Equity-accounted income of R162 million (2001: R181 million) declined mainly due to the sale of former associate NedTel Cellular in the second half of 2001. The discontinuation of equity accounting of Zimbabwean associate Merchant Bank of Central Africa, with effect from 1 July 2001, also contributed to the decline in equity-accounted income. Minority interests at R333 million (R2001: R164 million) doubled following the consolidation of Gerrard Private Bank for a full year (2001: seven months) and the first-time inclusion of the 30% Peoples Bank empowerment minority with effect from 1 January 2002. These increases were partially offset by the cessation of minority interests in NIB from 1 October 2002.

Merger and reorganisation costs

Merger and reorganisation costs totalling R205 million after tax (2001: R Nil) have been charged to the income statement. These comprise R86 million in respect of the Nedcor Group restructuring and reorganisation and the once-off R119 million for the closure and reorganisation of the Permanent Bank operations in anticipation of its alliance with Old Mutual Bank. These costs are excluded in the determination of core earnings.

Exceptional capital items

The market value of Nedcor's investment of 103 million shares in Dimension Data plc, listed on the London Stock Exchange, has declined further and has been marked to market at its 31 December 2002 price of R4,02 per share (2001: R14,50 per share).

Other exceptional items comprise goodwill amortisation of R501 million (2001: R273 million), including R214 million for BoE, fair-value impairment writedowns of R119 million (2001: R34 million) for fixed assets and other investments and R58 million for losses on discontinued operations and sales of investments.

Segmental reporting

Nedcor's South African operations contributed R2 830 million (2001: R2 595 million) to core earnings, while non-SA operations, which were influenced by lower rand-translated earnings, contributed R536 million (2001: R498 million). The net contribution from BoE's domestic and international operations, after deducting Nedcor's funding costs, was R265 million for the six months to 31 December 2002.

Segmental analysis – core earnings December 2002



SA retail	20%
SA commercial	14%
SA corporate and investment	39%
T&O Investments	(1%)
Internal funding and group operations	7%
BoE	7%
International Nedcor Bank	3%
Gerrard Private Bank	2%
International Nedcor Investment Bank	9%

Segmental analysis – core earnings December 2001



SA retail	13%
SA commercial	23%
SA corporate and investment	41%
T&O Investments	1%
Internal funding and group operations	6%
International Nedcor Bank	5%
Gerrard Private Bank	1%
International Nedcor Investment Bank	10%

Retail banking achieved excellent growth with a strong performance from Nedbank. Peoples Bank was negatively impacted by the additional microloan provisions, but otherwise produced a good performance. In commercial banking Cape of Good Hope Bank had an outstanding year, while the otherwise good results of Nedbank's Commercial Division were adversely impacted by the ringfenced SME book provisions. Corporate and investment banking grew modestly in tough markets.

Imperial Bank and Gerrard Private Bank, acquired in 2001, performed exceptionally well, contributing growth in core earnings of 95% and 81% respectively. The alliance with Old Mutual (bancassurance initiatives) progressed steadily, while the alliances with the JD Group/Capital One (microlending) and Pick 'n Pay Go Banking continue to develop, but are still making losses. The Pick 'n Pay Go Banking initiative is progressing well and new account openings are growing rapidly. We are confident of achieving satisfactory returns from our alliances over the longer term.

Shareholder's funds and capital adequacy

Ordinary shareholders' funds, including minority interest, grew to R18,1 billion (2001: R15,7 billion), notwithstanding the writedowns of investments and translation losses. Together with the new preference share capital of R2 billion and subordinated-debt instruments of R7,6 billion (2001: R3,8 billion), statutory capital totals R27,7 billion (2001: R19,5 billion). Capital available in terms of statutory reporting represents an overall capital adequacy of 11,0% (2001: 11,4%), above the requirement of 10%. Primary capital stands at 7,0% (2001: 8,6%).

To fund the acquisition of BoE and optimise and restructure our capital Nedcor undertook three major capital raisings totalling R8,2 billion during the year. These comprised the subordinated loan note raising of R4,0 billion and the listing of R2,2 billion new Nedcor shares in July 2002, as well as a listed non-redeemable non-cumulative Nedbank preference share issue of R2,0 billion in December 2002.

Capital adequacy


88 976
96 935
116 214
164 690
208 656
8,8
10,8
10,5
12,0
11,5
13,2
8,6
11,4
7,0
11,0
98
99
00
01
02
Tier 1 ratio (%)
Total adequacy ratio (%)
Risk-weighted assets (Rm)

Return on assets


1,67
1,89
1,90
1,83
1,57
109 130
123 686
144 053
177 575
235 724
98
99
00
01
02
Average total assets (Rm)
Core ROA (%)

Balance sheet

Total assets increased by 39% (11%, excluding BoE) from R197,7 billion in 2001 to R273,8 billion. This growth includes a reduction of R9,8 billion in the rand value of converted non-rand assets due to the strengthening of the exchange rates at year-end. All categories of assets showed strong growth, with advances and other debtors increasing by 33% (21%, excluding BoE and the rand revaluation of non-rand assets) to R201,5 billion, and include the growth within Imperial Bank from the acquisition of Planet Finance, the asset-based finance book of the former Saambou Bank.

Value-added statement

for the year ended 31 December

	GROUP			
	2002		2001	
	Rm	**%**	Rm	%
VALUE ADDED				
Value added is the wealth created from providing quality services to clients				
Net interest income	**6 300**	**95**	5 268	111
Bad debt charge	**(1 778)**	**(27)**	(1 058)	(22)
Margin on lending	**4 522**	**68**	4 210	89
Non-margin-related income*	**4 995**	**76**	2 599	55
Other expenditure	**(2 924)**	**(44)**	(2 087)	(44)
	6 593	**100**	4 722	100
Value allocated				
– Employees	**3 853**	**58**	2 928	62
– Government (taxes)**	**365**	**6**	943	20
– Shareholders***	**1 615**	**24**	1 199	25
– Retentions for growth	**760**	**12**	(348)	(7)
Depreciation and amortisation	**1 058**	**16**	674	14
Retained income	**(298)**	**(4)**	(1 022)	(21)
	6 593	**100**	4 722	100

* *Includes non-interest revenue, attributable earnings of associates and exceptional items (before taxation).*

** *Taxation due to central and local government as per the above is detailed in note 22 on page 186. In addition, the group was obliged to collect, on behalf of central government, employees' tax of R966 million (2000: R651 million) for the year ended 31 December 2001.*

*** *Value is allocated to shareholders in respect of cash dividends (does not include the underlying value of capitalisation share offers) and income attributable to minority shareholders.*

Value allocated 2002



Employees	58%
Government	6%
Shareholders	24%
Retention for growth	12%

Five-year review

	GROUP				
	31 Dec 2002	31 Dec 2001	31 Dec 2000	31 Dec 1999	31 Dec[††] 1998
Key balance sheet items (Rm)					
Ordinary share capital	**271**	242	240	237	233
Total shareholders' equity	**19 033**	14 830	15 414	9 761	9 131
Deposits, current accounts and other creditors	**235 449**	175 591	140 831	118 225	106 900
Total assets	**273 784**	197 665	158 259	129 844	117 527
Cash and short-term funds	**16 607**	10 978	12 860	7 549	5 250
Advances and other debtors	**201 539**	151 055	119 774	103 783	96 483
Acceptances	**1 120**	973	859	874	913
Specific provisions for bad and doubtful advances	**4 836**	3 501	3 079	1 807	1 449
General provision	**1 717**	1 653	1 003	1 028	419
Specific and general provisions	**6 553**	5 154	4 082	2 835	1 868
Key income statement items (Rm)					
Total income	**12 218**	11 418	9 024	7 845	8 737
Specific and general provisions	**1 778**	1 058	910	869	815
Profit from operations before exceptional capital items	**3 313**	4 544	3 576	2 922	2 957
Headline earnings	**2 585**	3 789	3 012	2 406	2 267
Core earnings	**3 366**	3 093	2 637	2 315	1 827
Net profit for the year	**984**	13	6 355	2 406	2 267
Share statistics					
Number of fully paid shares in issue (millions)	**271**	244	242	237	233
Weighted average number of fully paid shares in issue (millions)	**253**	241	239	235	231
Earnings per share (cents)	**389**	5	2 659	1 024	822
Headline earnings per share (cents)	**1 022**	1 574	1 260	1 024	822
Core earnings per share (cents)	**1 330**	1 284	1 103	985	790
Dividends per share (cents)	**515**	500	400	320	308
Dividend cover (times)	**2,6**	2,6	2,8	3,1	2,6
Net asset value per share at book value[†] (cents)	**6 300**	6 136	6 423	4 118	3 919
Share price (cents)	**11 110**	12 420	17 100	13 700	10 020
Market capitalisation (Rbn)	**30,1**	30,3	41,4	32,5	23,3

NEDCOR

	GROUP				
	31 Dec 2002	31 Dec 2001	31 Dec 2000	31 Dec 1999	31 Dec†† 1998
Selected returns and ratios (%)					
Based on core earnings					
Return on average shareholders' equity and minority interest	**21,9**	20,6	21,1	24,3	22,4
Return on average total assets	**1,57**	1,83	1,90	1,89	1,67
Return on risk-weighted assets	**1,61**	1,88	2,27	2,39	2,05
Net interest income to interest-earning assets+	**2,88**	3,15	3,47	3,64	3,70
Non-interest revenue to total income	**52,4**	49,0	45,3	43,8	44,4
Efficiency ratio	**55,4**	52,5	52,5	52,3	56,7
Based on headline earnings					
Return on average shareholders' equity and minority interest	**17,2**	25,1	24,0	25,3	23,3**
Return on average total assets	**1,24**	2,22	2,16	1,95	1,74**
Return on risk-weighted assets	**1,24**	2,30	2,60	2,48	2,33**
Net interest income to interest-earning assets+	**2,88**	3,15	3,47	3,64	3,70
Non-interest revenue to total income	**50,1**	52,0	47,6	44,4	45,0
Efficiency ratio	**59,5**	49,3	50,3	51,7	56,2
Capital adequacy					
Primary capital to risk-weighted assets	**7,0**	8,6	11,5	10,5	8,8
Total capital to risk-weighted assets	**11,0**	11,4	13,2	12,0	10,8
Employees (number)	**25 240**	19 178	18 664	17 311	18 722*
Rand/US$ exchange rate	**8,600**	12,050	7,550	6,150	5,880

* *Restated to include all employees based on contractual obligations.*

\+ *Based on year-on-year simple averages.*

† *Excluding preference shares, minority shareholders' interest and acquired shares.*

** *Annualised.*

†† *Represents results for the 15 months ended 31 December 1998.*

Multicurrency balance sheets

as at 31 December

	GROUP	
	2002 Rm	2001 Rm
ASSETS		
Cash and short-term funds	**16 607**	10 978
Other short-term securities	**14 987**	11 372
Government and public sector securities	**14 647**	12 627
Advances and other debtors	**201 539**	151 055
Deferred taxation assets	**690**	84
Current taxation prepaid	**421**	190
Insurance assets	**7 891**	
Investments:		
Investments in associate companies	**1 504**	1 901
Other investments	**5 429**	3 920
Property and equipment	**2 854**	2 046
Intangible assets:		
Computer software and development costs	**1 638**	1 247
Goodwill	**4 457**	1 272
Customers' indebtedness for acceptances	**1 120**	973
	273 784	197 665
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary share capital	**271**	242
Ordinary share premium	**4 536**	1 326
Non-distributable reserves	**216**	703
Distributable reserves	**12 023**	12 559
Ordinary shareholders' equity	**17 046**	14 830
Preference share capital and premium	**1 987**	
Minority shareholders' interest	**1 089**	881
Total shareholders' equity and minority interest	**20 122**	15 711
Liabilities		
Deposits, current accounts and other creditors	**235 449**	175 591
Deferred taxation liabilities	**1 451**	1 451
Current taxation liabilities	**183**	110
Insurance funds	**7 891**	
Long-term debt instruments	**7 568**	3 829
Liabilities under acceptances	**1 120**	973
Total liabilities	**253 662**	181 954
	273 784	197 665
Guarantees on behalf of customers excluded from assets	**11 966**	11 036
Exchange rate as at 31 December for R1	**1**	1

NEDCOR

GROUP					
2002 $m	2001 $m	**2002 £m**	2001 £m	**2002 €m**	2001 €m
1 931	911	**1 199**	629	**1 843**	1 030
1 743	944	**1 082**	651	**1 663**	1 067
1 703	1 048	**1 057**	723	**1 626**	1 184
23 436	12 534	**14 549**	8 649	**22 367**	14 169
80	7	**50**	5	**77**	8
49	16	**30**	11	**47**	18
918		**570**		**876**	
175	158	**109**	109	**167**	178
631	325	**392**	224	**603**	368
332	170	**206**	117	**317**	192
190	103	**118**	71	**182**	117
518	106	**322**	73	**495**	119
130	81	**81**	56	**124**	91
31 836	16 403	**19 765**	11 318	**30 387**	18 541
32	20	**20**	14	**30**	23
527	110	**327**	76	**503**	124
25	58	**16**	40	**24**	66
1 398	1 042	**868**	719	**1 334**	1 178
1 982	1 230	**1 231**	849	**1 891**	1 391
231		**143**		**221**	
127	73	**79**	50	**121**	83
2 340	1 303	**1 453**	899	**2 233**	1 474
27 378	14 572	**16 997**	10 055	**26 133**	16 471
169	120	**105**	83	**161**	136
21	9	**13**	6	**20**	10
918		**570**		**876**	
880	318	**546**	219	**840**	359
130	81	**81**	56	**124**	91
29 496	15 100	**18 312**	10 419	**28 154**	17 067
31 836	16 403	**19 765**	11 318	**30 387**	18 541
1 391	916	**864**	632	**1 328**	1 035
0,1163	0,0830	**0,0722**	0,0573	**0,1110**	0,0938

Multicurrency income statements

for the year ended 31 December

	GROUP 2002 Rm	GROUP 2001 Rm
Interest income	**23 822**	17 186
Interest expense	**17 522**	11 918
Net interest income	**6 300**	5 268
Non-interest revenue	**6 929**	5 054
Foreign exchange translation (losses)/gains	**(1 011)**	1 096
Total income	**12 218**	11 418
Specific and general provisions	**1 778**	1 058
Additional general provision (reversed)/raised	**(400)**	400
Income after specific and general risk provisions	**10 840**	9 960
Operating expenses	**7 334**	5 416
Merger and reorganisation expenses	**193**	
Profit from operations before exceptional capital items	**3 313**	4 544
Exceptional capital items	**(1 793)**	(3 605)
Net capital loss on investment in Dimension Data	**(1 080)**	(3 298)
Amortisation and impairment of goodwill	**(501)**	(273)
Loss on sale of investments and operations	**(58)**	
Merger and reorganisation expenses	**(35)**	
Impairment of investments and of property and equipment	**(119)**	(34)
Profit from operations	**1 520**	939
Attributable earnings of associate companies	**162**	181
Profit before taxation	**1 682**	1 120
Taxation	**580**	772
Taxation: Merger and reorganisation expenses	**(23)**	
Taxation: Exceptional capital items	**(192)**	171
Profit after taxation	**1 317**	177
Income attributable to minority shareholders	**(333)**	(164)
Net profit for the year	**984**	13
Adjusted for:		
Exceptional capital items	**1 793**	3 605
Taxation on exceptional capital items	**(192)**	171
Headline earnings	**2 585**	3 789
Adjusted for:		
Non-core items	**804**	(696)
Taxation: Merger and reorganisation expenses	**(23)**	
Core earnings	**3 366**	3 093
Earnings per share (cents)	**389**	5
Headline earnings per share (cents)	**1 022**	1 574
Core earnings per share (cents)	**1 330**	1 284
Fully diluted earnings per share (cents)	**387**	5
Fully diluted headline earnings per share (cents)	**1 016**	1 560
Fully diluted core earnings per share (cents)	**1 323**	1 274
Dividends per share declared (cents)	**515**	500
Dividend cover (times)	**2,6**	2,6
Average exchange rate for the year ended 31 December for R1	**1**	1

GROUP					
2002 $m	2001 $m	2002 £m	2001 £m	2002 €m	2001 €m
2 304	1 962	1 531	1 363	2 434	2 201
1 694	1 361	1 126	946	1 790	1 526
610	601	405	417	644	675
670	577	445	401	708	647
(98)	125	(65)	87	(103)	140
1 182	1 303	785	905	1 249	1 462
172	121	114	84	182	135
(39)	46	(26)	32	(41)	51
1 049	1 136	697	789	1 108	1 276
709	618	471	430	749	694
19		12		20	
321	518	214	359	339	582
(173)	(412)	(115)	(287)	(183)	(461)
(104)	(377)	(69)	(262)	(110)	(422)
(48)	(31)	(32)	(22)	(51)	(35)
(6)		(4)		(6)	
(3)		(2)		(4)	
(12)	(4)	(8)	(3)	(12)	(4)
148	106	99	72	156	121
16	21	10	14	17	23
164	127	109	86	173	144
56	88	37	61	59	99
(2)		(1)		(2)	
(19)	20	(12)	14	(20)	22
129	19	85	11	136	23
(32)	(19)	(21)	(13)	(34)	(21)
97	–	64	(2)	102	2
173	412	115	286	183	462
(19)	20	(12)	14	(20)	22
251	432	167	298	265	486
78	(79)	52	(55)	82	(89)
(2)		(1)		(2)	
327	353	218	243	345	397
38	1	25		40	1
99	180	66	125	104	202
129	147	85	102	136	164
37	1	25		40	1
98	178	65	124	104	200
128	145	85	101	135	163
50	57	33	40	53	64
2,6	2,6	2,6	2,6	2,6	2,6
0,0974	0,1161	0,0645	0,0807	0,1024	0,1190

Currency balance sheet

as at 31 December

	Rand Rm	UK £ Rm	US$ Rm	Other Rm	Total Rm
2002					
TOTAL ASSETS	**229 215**	**10 801**	**25 919**	**7 849**	**273 784**
Cash and short-term funds	**9 372**	**1 037**	**5 681**	**517**	**16 607**
Other short-term securities	**11 306**	**2 296**	**427**	**958**	**14 987**
Government and public sector securities	**9 644**	**42**	**3 210**	**1 751**	**14 647**
Advances and other debtors	**178 768**	**4 943**	**14 761**	**4 178**	**202 650**
Customers' indebtedness for acceptances	**1 037**	**5**	**72**	**6**	**1 120**
Other investments	**10 389**	**2 389**	**1 719**	**327**	**14 824**
Property, equipment and intangible assets	**8 699**	**89**	**49**	**112**	**8 949**
TOTAL LIABILITIES	**221 649**	**8 151**	**18 027**	**5 835**	**253 662**
Subordinated debt instruments	**7 067**		**501**		**7 568**
Deposits, current accounts and other creditors	**213 545**	**8 146**	**17 454**	**5 829**	**244 974**
Liabilities under acceptances	**1 037**	**5**	**72**	**6**	**1 120**
NET ASSETS	**7 566**	**2 650**	**7 892**	**2 014**	**20 122**
Cross funding	**7 366**	**125**	**(5 828)**	**(1 663)**	
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTEREST	**14 932**	**2 775**	**2 064**	**351**	**20 122**
2001					
TOTAL ASSETS	147 011	8 463	36 076	6 115	197 665
Cash and short-term funds	4 985	248	5 238	507	10 978
Other short-term securities	6 802	2 532	1 286	752	11 372
Government and public sector securities	9 854		1 238	1 535	12 627
Advances and other debtors	118 534	5 450	24 381	2 964	151 329
Customers' indebtedness for acceptances	885	3	72	13	973
Other investments	1 545	205	3 832	239	5 821
Property, equipment and intangible assets	4 406	25	29	105	4 565
TOTAL LIABILITIES	141 580	7 468	27 977	4 929	181 954
Subordinated debt instruments	3 130		699		3 829
Deposits, current accounts and other creditors	137 565	7 465	27 206	4 916	177 152
Liabilities under acceptances	885	3	72	13	973
NET ASSETS	5 431	995	8 099	1 186	15 711
Cross funding	5 177	(268)	(4 159)	(750)	
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTEREST	10 608	727	3 940	436	15 711

Group capital adequacy

as at 31 December

	Average assets 2002 Rm	Average assets 2001 Rm	Percentage weighting %	Weighted assets 2002 Rm	Weighted assets 2001 Rm
Money, interbank deposits and claims on central government	**58 960**	47 888			
Land Bank and other public sector bodies	**679**	1 419	10	**69**	142
Trade transactions with recourse to other banks	**18 560**	23 247	20	**3 711**	4 649
Residential mortgage loans	**37 062**	29 620	50	**18 532**	14 811
All other banking assets	**156 972**	120 059	100	**156 972**	120 059
Notional trading assets*	**6 204**		100	**6 204**	
All other non-banking assets	**3 072**	7 803	100	**3 072**	7 803
Total on-balance-sheet items	**281 509**	230 036		**188 560**	147 464
Counterparty risk	**16 272**	20 144	0 – 100	**3 766**	3 277
Off-balance-sheet items	**326 854**	172 915	0 – 100	**15 600**	11 743
Large exposure	**73**	221	1000	**730**	2 206
Total average assets	**624 708**	423 316		**208 656**	164 690
CAPITAL AVAILABLE					
Primary capital (tier 1)					
Share capital				**387**	826
Primary reserves				**14 130**	13 321
				14 517	14 147
Secondary capital (tier 2)					
Long-term subordinated debt and other				**7 280**	3 276
General provisions and other				**1 188**	1 296
				8 468	4 572
Total capital available				**22 985**	18 719
Required capital				**20 866**	16 469
Surplus capital				**2 119**	2 250
Total capital to risk-weighted assets (%)					
Primary capital				**7,0**	8,6
Secondary capital				**4,0**	2,8
				11,0	11,4

* *Figures in respect of previous year relate only to the banking book.*

Average balance sheet and related interest

as at 31 December

	2002			2001		
	Average balance sheet Rm	**%**	**Interest Rm**	Average balance sheet Rm	%	Interest Rm
ASSETS						
Short-term funds and securities	**31 287**	**6,30**	**1 972**	24 051	6,83	1 643
Government stock	**11 174**	**9,79**	**1 094**	7 396	10,13	749
Advances and other accounts:						
Mortgage loans	**55 972**	**14,43**	**8 078**	45 718	13,02	5 953
Lease and instalment debtors	**18 520**	**15,44**	**2 859**	13 650	13,97	1 907
Bills and acceptances	**3 620**	**10,46**	**379**	2 577	14,24	367
Overdrafts	**15 744**	**16,76**	**2 638**	13 575	14,87	2 018
Term loans and other*	**71 723**	**9,48**	**6 802**	55 546	8,19	4 549
INTEREST-EARNING ASSETS	**208 040**	**11,45**	**23 822**	162 513	10,58	17 186
Other non-interest-earning assets						
Cash, investments, fixed assets and insurance assets	**18 631**			10 747		
Total assets	**226 671**	**10,51**	**23 822**	173 260	9,92	17 186
LIABILITIES						
Deposit and loan accounts	**120 350**	**9,60**	**11 552**	94 350	8,76	8 263
Current and savings accounts	**30 656**	**4,68**	**1 436**	22 995	3,53	812
Negotiable certificates of deposit	**18 912**	**10,94**	**2 069**	14 547	10,35	1 506
Other liabilities**	**32 615**	**5,79**	**1 887**	23 941	4,60	1 102
Subordinated debt	**5 140**	**11,25**	**578**	2 140	10,98	235
INTEREST-BEARING LIABILITIES	**207 673**	**8,44**	**17 522**	157 973	7,54	11 918
Shareholders' equity and insurance funds	**20 660**			15 287		
TOTAL LIABILITIES	**228 333**	**7,67**	**17 522**	173 260	6,88	11 918
Margin on average assets		**2,84**			3,04	
NET INTEREST TO INTEREST-EARNING ASSETS						
– on average balances	**208 040**	**3,03**	**6 300**	162 513	3,24	5 268
– on year-on-year simple average	**218 645**	**2,88**	**6 300**	167 265	3,15	5 268

Where possible, averages are calculated on daily balances.

* *Includes term loans, preference shares, factoring debtors, other lending-related instruments, customers' indebtedness for acceptances and general provision.*

** *Includes foreign currency liabilities, liabilities under acceptances, creditors and other accounts.*

NEDCOR

Interest rate risk analysis

as at 31 December

GROUP

	Interest-rate-sensitive < 3 months Rm	3 months < 6 months Rm	6 months < 1 year Rm	1 year < 5 years Rm	> 5 years Rm	Non-rate-sensitive Rm	Total Rm
2002							
Cash and short-term funds	**3 489**					**13 118**	**16 607**
Other short-term securities	**11 360**	**458**	**577**	**415**	**2 177**		**14 987**
Government and public sector securities	**1 964**	**328**	**442**	**6 384**	**4 731**	**798**	**14 647**
Advances and other assets	**147 394**	**1 184**	**3 591**	**11 180**	**25 397**	**13 904**	**202 650**
Loans to banks	**16 962**						**16 962**
Loans and advances to clients	**130 432**	**1 184**	**3 591**	**11 180**	**25 397**	**6 553**	**178 337**
Other assets						**7 351**	**7 351**
Associate and other investments						**14 824**	**14 824**
Property, equipment and intangible assets						**8 949**	**8 949**
Customers' indebtedness for acceptances						**1 120**	**1 120**
Total assets	**164 207**	**1 970**	**4 610**	**17 979**	**32 305**	**52 713**	**273 784**
Total shareholders' equity						**20 122**	**20 122**
Subordinated debt instruments		**139**		**195**	**7 234**		**7 568**
Deposits, current accounts and other liabilities	**154 420**	**16 904**	**17 500**	**10 835**	**15 554**	**29 761**	**244 974**
Deposits by banks	**29 142**						**29 142**
Deposits by clients	**112 969**	**6 039**	**11 771**	**8 618**	**15 554**	**11 780**	**166 731**
Negotiable certificates of deposit and repurchase agreements	**12 309**	**10 865**	**5 729**	**2 217**			**31 120**
Other liabilities						**17 981**	**17 981**
Liabilities under acceptances						**1 120**	**1 120**
Total liabilities	**154 420**	**17 043**	**17 500**	**11 030**	**22 788**	**51 003**	**273 784**
Off-balance-sheet items	**6 456**	**1 966**	**945**	**(647)**	**(8 720)**		
Interest rate sensitivity gap	**16 243**	**(13 107)**	**(11 945)**	**6 302**	**797**	**1 710**	
Cumulative gap	**16 243**	**3 136**	**(8 809)**	**(2 507)**	**(1 710)**		

Interest rate risk analysis continued

as at 31 December

	GROUP						
	Interest-rate-sensitive						
	< 3 months Rm	3 months < 6 months Rm	6 months < 1 year Rm	1 year < 5 years Rm	> 5 years Rm	Non-rate-sensitive Rm	Total Rm
2001							
Cash and short-term funds	3 657					7 321	10 978
Other short-term securities	6 520	3 548	1 304				11 372
Government and public sector securities	1 949	107	1 070	5 294	4 207		12 627
Advances and other assets	121 938	1 749	1 997	10 739	9 064	5 842	151 329
Loans to banks	11 119						11 119
Loans and advances to clients	110 819	1 749	1 997	10 739	9 064	1 242	135 610
Other assets						4 600	4 600
Associate and other investments						5 821	5 821
Property, equipment and intangible assets						4 565	4 565
Customers' indebtedness for acceptances						973	973
Total assets	134 064	5 404	4 371	16 033	13 271	24 522	197 665
Total shareholders' equity						15 711	15 711
Subordinated debt instruments		1 066			2 763		3 829
Deposits, current accounts and other liabilities	128 329	10 120	9 994	12 185	624	15 900	177 152
Deposits by banks	29 609	415	2 430				32 454
Deposits by clients	90 850	4 655	4 500	10 989	621	6 736	118 351
Negotiable certificates of deposit and repurchase agreements	7 870	5 050	3 064	1 196	3		17 183
Other liabilities						9 164	9 164
Liabilities under acceptances						973	973
Total liabilities	128 329	11 186	9 994	12 185	3 387	32 584	197 665
Off-balance-sheet items	7 087	682	2 759	(7 570)	(2 958)		
Interest rate sensitivity gap	12 822	(5 100)	(2 864)	(3 722)	6 926	(8 062)	
Cumulative gap	12 822	7 722	4 858	1 136	8 062		

NEDCOR

Registration number 1966/010630/06
(Incorporated in the Republic of South Africa)

Financial statements and statutory information

Contents

FINANCIAL STATEMENTS

Directors' responsibility	152
Certificate from the Company Secretary	152
Report of the independent auditors	153
Statutory report	154
Balance sheets	158
Income statements	159
Statements of change in shareholders' equity	160
Cash flow statements	161
Notes to the annual financial statements	162
Segmental analysis	201
Analysis of investments in associate companies	206
Associate and other investments	208
Subsidiary companies	209
Group employee incentive schemes	210

STATUTORY INFORMATION

Embedded-value report	212
Shareholder analysis	216
Directorate	217
Executive management	219
Definitions	222
Group addresses	224

Directors' responsibility

The directors are responsible for the integrity of the financial statements and related information included in this annual report.

For the board to discharge its responsibilities management has developed and continues to maintain a system of internal financial control. The board has ultimate responsibility for this system of internal control and reviews the effectiveness of its operation, primarily through the Group Audit, Risk and Compliance Committee and other risk-monitoring committees and functions.

The internal financial controls include risk-based systems of accounting and administrative controls designed to provide reasonable, but not absolute, assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and the group's written policies and procedures. These controls are implemented by trained, skilled staff with clearly defined lines of accountability and an appropriate segregation of duties. The controls are monitored by management and include a comprehensive budgeting and reporting system operating within strict deadlines and an appropriate control framework. As part of the system of internal financial control the group internal audit function conducts operational, financial and specific audits and coordinates audit coverage with the external auditors.

The external auditors are responsible for reporting on the financial statements.

The financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and incorporate responsible disclosures in line with the accounting philosophy of the group. The financial statements are based on appropriate accounting policies consistently applied, except as otherwise stated and supported by reasonable and prudent judgements and estimates. The directors believe that the group will be a going concern in the year ahead. For this reason they continue to adopt the going-concern basis in preparing the group annual financial statements.

These financial statements have been approved by the board of directors and are signed on its behalf by:

CF Liebenberg
Chairman

RCM Laubscher
Chief Executive

Sandown
10 March 2003

Certificate from the Company Secretary

In terms of section 268G(d) of the Companies Act, 61 of 1973, as amended, I certify that, to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the financial year ended 31 December 2002 all such returns as are required of a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

GS Nienaber
Company Secretary

Sandown
10 March 2003

Report of the independent auditors

To the members of Nedcor Limited

We have audited the financial statements and group financial statements, set out on pages 154 to 211, for the year ended 31 December 2002. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the financial statements and group financial statements fairly present, in all material respects, the financial position of the company and the group at 31 December 2002 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

KPMG Inc

KPMG Inc
Registered Accountants and Auditors
Chartered Accountants (SA)

Deloitte & Touche

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Sandown
10 March 2003

Statutory report

for the year ended 31 December

NATURE OF BUSINESS

Nedcor Limited ('Nedcor' or 'the company') is a registered bank-controlling company that, through its subsidiaries, provides a wide range of financial services.

FINANCIAL RESULTS

Full details of the financial results are set out on pages 158 to 211.

SHARE CAPITAL

Details of the authorised and issued share capital, together with details of shares issued during the year, appear in note 14 to the financial statements.

OWNERSHIP

Nedcor's holding company is Old Mutual (South Africa) Limited and associates, which hold 52,7% of the company's ordinary shares. The ultimate holding company is Old Mutual plc, incorporated in England and Wales.

DIVIDENDS

Details of the dividends appear in note 25 to the financial statements.

DIRECTORS

Details of the directors are given on pages 217 and 218 of this annual report.

The directors who, in terms of the articles of association, retire by rotation at the annual general meeting are Messrs CF Liebenberg, MJ Levett, JB Magwaza, SG Morris and ML Ndlovu. All retiring directors are eligible and offer themselves for reelection. Messrs PTW Curtis, E Molobi, CC Parker, GS van Niekerk and Dr WP Venter resigned with effect from 1 November 2002, while Mr MJ Leeming retired with effect from 28 May 2002. Prof MM Katz was appointed as Vice-chairman with effect from 1 November 2002.

Mrs TH Nyasulu was appointed as a director of the company with effect from 29 July 2002, Messrs CJW Ball, TA Boardman, IJ Botha and CML Savage were appointed as directors of the company with effect from 1 November 2002 and Messrs RG Cottrell, BE Davison, N Dennis, PF Nhleko and Prof B Figaji were appointed as directors with effect from 25 November 2002. In terms of the articles of association, these directors retire at the annual general meeting but, being eligible, offer themselves for reelection.

COMPANY SECRETARY AND REGISTERED OFFICE

The Company Secretary is Mr GS Nienaber and his address and that of the registered office is Nedcor Limited, Nedcor Sandton, 135 Rivonia Road, Sandown, 2196.

CONTRACTS

No contracts in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company or any of its subsidiaries were entered into during the year.

INSURANCE

The group's captive insurance companies provide cover up to R50 million per claim and R150 million in the aggregate in respect of the bankers' bond, computer crime and professional indemnity risks. Aggregate losses exceeding R150 million and losses in excess of R50 million (for any one loss) are fully insured to a policy limit of R2 billion.

SUBSIDIARY COMPANIES

Details of principal subsidiary companies are reflected on page 209.

The following resolutions were passed by subsidiary companies:

- BoE Limited passed special resolutions for the repurchase of its own shares.
- BoE Management Limited (previously BoE Bank Limited) passed special resolutions for the change of its name, for the cancellation of its registration as a bank in terms of section 27 of the Banks Act, 94 of 1990, and for the adoption of a new memorandum and articles of association, and ordinary shareholders' resolutions for the sale of its business to Nedbank Limited and Peoples Bank Limited.
- Cape of Good Hope Financial Services Limited (previously Cape of Good Hope Bank Limited) passed special resolutions for the change of its name, for the cancellation of its registration as a bank in terms of section 27 of the Banks Act, 94 of 1990, for changes to its memorandum of association and for the adoption of new articles of association, and ordinary shareholders' resolutions for the sale of all its assets and liabilities to Nedbank Limited.
- Nedbank Limited (previously Nedcor Bank Limited) passed special resolutions for the change of its name and for the creation of non-redeemable, non-cumulative preference shares of R0,001 each, and ordinary shareholders' resolutions for the reconstruction of the banking group following the purchase of BoE Limited by Nedcor Limited.
- Nedcor Investment Holdings 101 Limited (previously Nedcor Investment Bank Holdings Limited) passed special resolutions for the acquisition of its own issued shares and the shares issued by its holding company, for the acquisition of its issued shares by its subsidiaries in respect of the change of its name and for the adoption of a new memorandum and articles of association.
- Nedcor Investment 102 Limited (previously Nedcor Investment Bank Limited) passed special resolutions for the change of its name, for the cancellation of its registration as a bank in terms of section 27 of the Banks Act, 94 of 1990, and for the adoption of a new memorandum and articles of association, and ordinary shareholders' resolutions for the sale of its business to Nedbank Limited.
- Peoples Bank Limited passed ordinary shareholders' resolutions for the purchase of the Perm Affordable Homeloan Book from Nedbank Limited, for the sale of the FBC Property Finance Book and FBC Corporate Book to Nedbank Limited and for the purchase of the Cash Bank, NBS and PEP business from BoE Management Limited.

POST-BALANCE-SHEET EVENTS

The directors are not aware of any material post-balance-sheet events other than as set out in this report.

DIRECTORS' INTERESTS

As at 31 December the directors' interests in respect of ordinary shares in Nedcor Limited were as follows:

	Beneficial				Non-beneficial			
	Direct		Indirect		Indirect		Total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
CJW Ball					**204**		**204**	
TA Boardman								
IJ Botha			**78 539**		**8 183**		**86 722**	
WAM Clewlow			**2 000**	2000			**2 000**	2 000
RG Cottrell			**367**				**367**	
BE Davison								
N Dennis								
B Figaji								
BJS Hore			**98 423**				**98 423**	
PG Joubert			**15 000**	15 000			**15 000**	15 000
MM Katz			**3 000**	3 000			**3 000**	3 000
RCM Laubscher	**360 535**	62 425	**14 515**	14 515	**28 318**	28 318	**403 368**	105 258
MJ Levett	**12 333**	4 000					**12 333**	4 000
CF Liebenberg		110	**31 462**	20 658			**31 462**	20 768
JB Magwaza	**105**	105*					**105**	105
ME Mkwanazi	**103**	103*					**103**	103
SG Morris			**23 480**	23 480*			**23 480**	23 480
DGS Muller	**118 035**	16 140	**21 057**	21 057			**139 092**	37 197
ML Ndlovu			**12 846**	12 846*			**12 846**	12 846
PF Nhleko								
TH Nyasulu								
JVF Roberts								
AA Routledge	**3 467**	3 467	**59 124**	59 124*			**62 591**	62 591
CML Savage	**5 863**						**5 863**	
JH Sutcliffe								
Total	**500 441**	86 350	**359 813**	171 680	**36 705**	28 318	**896 959**	286 348

None of the directors had any direct non-beneficial interest in the shares of the company.

* *Restated*

As at 31 December 2002 the directors' interests in respect of the non-redeemable, non-cumulative preference shares of R0,001 each in Nedbank Limited were as follows:

	Beneficial		Non-beneficial	
	Direct	Indirect	Indirect	Total
CJW Ball		**135 000**		**135 000**
TA Boardman			**85 000**	**85 000**
IJ Botha				
WAM Clewlow				
RG Cottrell		**10 000**	**10 000**	**20 000**
BE Davison				
N Dennis	**47 500**			**47 500**
B Figaji				
BJS Hore				
PG Joubert				
MM Katz	**475 000**		**105 000**	**580 000**
RCM Laubscher				
MJ Levett				
CF Liebenberg		**135 000**		**135 000**
JB Magwaza				
ME Mkwanazi		**10 000**		**10 000**
SG Morris	**10 000**			**10 000**
DGS Muller				
ML Ndlovu				
PF Nhleko				
TH Nyasulu				
JVF Roberts				
AA Routledge	**264 752**		**264 752**	**529 504**
CML Savage		**142 500**		**142 500**
JH Sutcliffe				
Total	**797 252**	**432 500**	**464 752**	**1 694 504**

There has been no material change in directors' interests since 31 December 2002. There are 1 841 030 (2001: 2 275 037) options outstanding that were granted to executive directors in terms of the Nedcor Group (1994) Employee Incentive Scheme. Refer to remuneration report on pages 90 to 99.

Balance sheets

as at 31 December

	Notes	GROUP 2002 Rm	GROUP 2001 Rm	COMPANY 2002 Rm	COMPANY 2001 Rm
ASSETS					
Cash and short-term funds	3	**16 607**	10 978		
Other short-term securities	4	**14 987**	11 372		
Government and public sector securities	5	**14 647**	12 627		
Advances and other debtors	6	**201 539**	151 055	**172**	46
Deferred taxation assets	17	**690**	84		
Current taxation prepaid	18	**421**	190		
Insurance assets	8	**7 891**			
Investments:					
Investments in subsidiary companies	9			**6 895**	3 353
Investments in associate companies	10	**1 504**	1 901		
Other investments	11	**5 429**	3 920	**7**	7
Property and equipment	12.3	**2 854**	2 046		
Intangible assets:					
Computer software and development costs	13.1	**1 638**	1 247		
Goodwill	13.2	**4 457**	1 272		
Customers' indebtedness for acceptances		**1 120**	973		
		273 784	197 665	**7 074**	3 406
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Ordinary share capital	14.1	**271**	242	**271**	244
Ordinary share premium		**4 536**	1 326	**5 378**	2 300
Non-distributable reserves		**216**	703	**41**	41
Distributable reserves		**12 023**	12 559	**1 379**	820
Ordinary shareholders' equity		**17 046**	14 830	**7 069**	3 405
Preference share capital and premium	14.3	**1 987**			
Shareholders' equity		**19 033**	14 830	**7 069**	3 405
Minority shareholders' interest	15	**1 089**	881		
Total shareholders' equity and minority interest		**20 122**	15 711	**7 069**	3 405
Liabilities					
Deposits, current accounts and other creditors	16	**235 449**	175 591	**2**	1
Deferred taxation liabilities	17	**1 451**	1 451		
Current taxation liabilities	18	**183**	110	**3**	
Insurance funds	19	**7 891**			
Long-term debt instruments	20	**7 568**	3 829		
Liabilities under acceptances		**1 120**	973		
Total liabilities		**253 662**	181 954	**5**	1
		273 784	197 665	**7 074**	3 406
Guarantees on behalf of customers excluded from assets	26	**11 966**	11 036		

Income statements

for the year ended 31 December

	Notes	GROUP 2002 Rm	GROUP 2001 Rm	COMPANY 2002 Rm	COMPANY 2001 Rm
Interest income	21.1	**23 822**	17 186	**43**	41
Interest expense	21.1	**17 522**	11 918	**27**	
Net interest income		**6 300**	5 268	**16**	41
Non-interest revenue	21.2	**6 929**	5 054	**1 845**	1 000
Foreign exchange translation (losses)/gains		**(1 011)**	1 096		
Total income		**12 218**	11 418	**1 861**	1 041
Specific and general provisions	7.4	**1 778**	1 058		
Additional general provision (reversed)/raised	7.4	**(400)**	400		
Income after specific and general risk provisions		**10 840**	9 960	**1 861**	1 041
Operating expenses	21.4	**7 334**	5 416	**4**	4
Merger and reorganisation expenses		**193**			
Profit from operations before exceptional capital items		**3 313**	4 544	**1 857**	1 037
Exceptional capital items	24.1	**(1 793)**	(3 605)		
Profit from operations		**1 520**	939	**1 857**	1 037
Attributable earnings of associate companies	10.3	**162**	181		
Profit before taxation		**1 682**	1 120	**1 857**	1 037
Taxation	22.1	**580**	772	**5**	(7)
Taxation: Merger and reorganisation expenses	22.2	**(23)**			
Taxation: Exceptional capital items	22.3	**(192)**	171		
Profit after taxation		**1 317**	177	**1 852**	1 044
Income attributable to minority shareholders	15	**(333)**	(164)		
Net profit for the year		**984**	13	**1 852**	1 044
Adjusted for:					
Exceptional capital items	24.1	**1 793**	3 605		
Taxation on exceptional capital items	22.3	**(192)**	171		
Headline earnings		**2 585**	3 789	**1 852**	1 044
Adjusted for:					
Non-core items	24.2	**804**	696		
Taxation: Merger and reorganisation expenses	22.2	**(23)**			
Core earnings		**3 366**	3 093	**1 852**	1 044
Earnings per share (cents)	23	**389**	5		
Headline earnings per share (cents)	23	**1 022**	1 574		
Core earnings per share (cents)	23	**1 330**	1 284		
Fully diluted earnings per share (cents)	23	**387**	5		
Fully diluted headline earnings per share (cents)	23	**1 016**	1 560		
Fully diluted core earnings per share (cents)	23	**1 323**	1 274		
Dividends per share declared (cents)	25	**515**	500		
Dividend cover (based on core earnings) (times)		**2,6**	2,6		

Statements of change in shareholders' equity

for the year ended 31 December

	Notes	GROUP 2002 Rm	GROUP 2001 Rm	COMPANY 2002 Rm	COMPANY 2001 Rm
ANALYSIS					
Ordinary share capital	14.1	**271**	242	**271**	244
Balance at beginning of year		**242**	240	**244**	242
Shares issued during year		**27**	2	**27**	2
Sale of treasury shares by subsidiary		**3**			
Shares acquired by subsidiary		**(1)**			
Ordinary share premium		**4 536**	1 326	**5 378**	2 300
Balance at beginning of year		**1 326**	934	**2 300**	2 029
Shares issued during year		**2 924**	448	**3 086**	272
Share issue expenses		**(9)**	(9)	**(8)**	(1)
Sale of treasury shares by subsidiary		**453**			
Shares acquired by subsidiary		**(158)**	(47)		
Preference share capital and premium	14.3	**1 987**			
Shares issued during year		**2 000**			
Share issue expenses		**(13)**			
Non-distributable reserves		**216**	703	**41**	41
Reserves not available for distribution		**97**	166		
Balance at beginning of year		**166**	264		
Transfer from distributable reserves		**263**	74		
Release of reserves previously not available		**(332)**	(172)		
Foreign currency translation reserve		**(28)**	383		
Balance at beginning of year		**383**	120		
Foreign currency translation differences for current year		**(411)**	263		
Other		**147**	154	**41**	41
Balance at beginning of year		**154**	132	**41**	41
Transfer (to)/from distributable reserves		**(17)**	40		
Other		**10**	(18)		
Distributable reserves		**12 023**	12 559	**1 379**	820
Balance at beginning of year restated		**12 559**	13 711	**820**	820
Balance at beginning of year as previously stated		**12 577**	13 724	**820**	820
Change in accounting policy	21.5	**(18)**	(13)		
Net profit for year		**984**	13	**1 852**	1 044
Transfers (to)/from non-distributable reserves					
Reserves not available for distribution		**(263)**	(74)		
Other		**17**	(40)		
Dividends to shareholders	25	**(1 282)**	(1 035)	**(1 293)**	(1 044)
Other movements		**8**	(16)		
Total shareholders' equity		**19 033**	14 830	**7 069**	3 405

Cash flow statements

for the year ended 31 December

	Notes	GROUP 2002 Rm	GROUP 2001 Rm	COMPANY 2002 Rm	COMPANY 2001 Rm
Cash flows from operating activities	28.1	**5 028**	6 455	**1 857**	1 037
Cash received from clients	28.2	**29 250**	23 000	**16**	41
Cash paid to clients, staff and suppliers	28.3	**(24 471)**	(16 929)	**(4)**	(4)
Dividends received on investments		**173**	114	**1 845**	1 000
Recoveries on loans previously written off		**76**	270		
Changes in working funds		**1 391**	(6 965)	**6 192**	318
Increase in operating assets	28.4	**(10 403)**	(30 744)	**6 188**	318
Increase in operating liabilities	28.5	**11 794**	23 779	**4**	
Cash generated/(utilised) by operating activities before taxation		**6 419**	(510)	**8 049**	1 355
Taxation paid	28.6	**(765)**	(396)	**(4)**	(5)
Net cash generated/(utilised) by operating activities		**5 654**	(906)	**8 045**	1 350
Cash flows from investment activities		**(6 456)**	(3 065)	**(9 857)**	(579)
Acquisition of property and equipment		**(1 852)**	(1 291)		
Proceeds on disposal of property and equipment		**902**	71		
Net income on investment banking assets		**317**	222		
Net acquisition of investments in associate companies and other investments		**1 108**	(1 046)		
Disposal of investments in subsidiary companies net of cash	28.7	**626**			
Acquisition of investments in subsidiary companies net of cash	28.8	**(7 557)**	(1 021)	**(9 857)**	(579)
Cash flows from financing activities		**7 020**	1 616	**1 812**	(771)
Proceeds from issue of ordinary shares		**2 943**	450	**3 105**	273
Proceeds from issue of preference shares		**1 987**			
Shares sold/(repurchased) by subsidiary company		**297**	(47)		
Net increase in subordinated debt instruments		**3 075**	2 248		
Dividends paid	28.9	**(1 282)**	(1 035)	**(1 293)**	(1 044)
Effects of exchange rate changes on cash and short-term funds (excluding foreign borrowings)		**(589)**	473		
Net increase/(decrease) in cash and short-term funds		**5 629**	(1 882)	**–**	–
Cash and short-term funds at beginning of year		**10 978**	12 860		
Cash and short-term funds at end of year		**16 607**	10 978	**–**	–

Notes to the financial statements

for the year ended 31 December

1. **ACCOUNTING POLICIES**

The consolidated financial statements are prepared in accordance with, and comply with, South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act. The financial statements are prepared on the historical-cost basis, except for certain investments, and trading assets and liabilities that are carried at fair values. The accounting policies adopted and applied are set out below and are in all material respects consistent with those of the previous year, except as referred to in note 21.5 (change in accounting policy). The accounting policies of the subsidiaries are consistent with those of the holding company.

1.1 **Consolidated financial statements**

The group financial statements comprise the financial statements of Nedcor Limited and its subsidiaries (referred to as the group) and reflect the group's interest in associates.

1.1.1 *Investments in subsidiary companies*

Subsidiary companies are those enterprises controlled by the group. Control exists when the group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Special-purpose entities are consolidated when the substance of the relationship between the group and the special-purpose entity indicates that the special-purpose entity is controlled by the group. The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. Where necessary, the accounting policies of subsidiaries are changed at acquisition to ensure consistency with the policies adopted by the group.

1.1.2 *Investments in associate companies*

Associate companies are those enterprises in which the group has a long-term interest and significant influence, but not control, over the financial and operating policies. The equity method of accounting for associates is adopted in the group financial statements. In applying the equity method, the group financial statements include the group's share of the accumulated retained earnings and movements in reserves of associates from the date significant influence commences until the date significant influence ceases. When the group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued, except to the extent that the group has incurred obligations in respect of the associate.

Goodwill arising on the acquisition of an associate is included in the carrying amount of the associate and is treated in accordance with the group's accounting policy for goodwill. The carrying values of investments in associate companies are adjusted for the amortisation of goodwill.

The group's share of associate retained earnings and reserves is determined from the associates' latest audited or unaudited financial statements. Where financial statements of an associate with a different reporting date are used, adjustments are made for the effects of any significant events or transactions between the investor and the associate that occur between the date of the associate's financial statements and the date of the investor's financial statements.

1.1.3 *Investments in joint ventures*

Joint ventures are those enterprises over which the group exercises joint control in terms of a contractual agreement. Joint ventures are proportionately consolidated, whereby the group's share of the joint venture's assets, liabilities, income and expenses is combined with similar items, on a line-by-line basis, in the group financial statements. Adjustments are made to bring the accounting policies of jointly controlled entities in line with those of the group, where appropriate.

1.1.4 *Transactions eliminated on consolidation*

Intragroup balances and transactions, and any unrealised gains arising from intragroup transactions, are eliminated in preparing the group financial statements.

1.2 **Financial instruments**

Financial instruments are carried on the balance sheet and include the following:

1.2.1 *Cash and short-term funds*

Cash and short-term funds comprise coins and bank notes, money at call and short notice and balances with central banks.

1.2.2 *Securities and other investments*

Securities having a fixed redemption value are stated at cost, adjusted for the difference between cost and redemption value, which is brought to account over the period to redemption date. No provision is made for the impairment of fixed-redemption-value securities where the group intends holding these securities until redemption. Securities and other investments held for trading purposes are stated at market value. Gains and losses on the remeasurement to market value are recognised in the income statement in the period in which the change arises.

Other investments held for long-term investment purposes are stated at cost, less any impairment adjustments. Realised gains and losses on these investments are recognised in the income statement and are disclosed as part of exceptional items. Unrealised losses and the subsequent recovery of those unrealised losses are recognised in the income statement and are disclosed as part of exceptional items. Where there is evidence that the recoverable amount of long-term investments is below of the carrying amount thereof, an impairment loss is recognised.

Securities and other investments held by life assurance operations are stated at market value. Gains and losses on the remeasurement to market value are included in the insurance underwriting surplus, which forms part of non-interest revenue in the income statement. Gains and losses realised on those investments are also included in the insurance underwriting surplus.

1.2.3 *Advances*

Advances are stated net of amounts that, in the opinion of the directors, are required for specific and general provisions for bad and doubtful advances to reflect the estimated recoverable amounts thereof.

1.2.4 *Instalment credit agreements*

Instalment credit assets are recognised in the balance sheet at an amount equal to the net investment in the agreement, and are included in advances. The net investment is determined as the difference between the gross investment and unearned finance charges. Finance charges are recognised as income on a basis that reflects a constant periodic rate of return on the group's net investment outstanding in respect of the agreement. Instalment credit payments relating to the accounting period, excluding costs for services, are applied against the gross investment to reduce both the principal and the unearned finance income.

1.2.5 *Derivative financial instruments*

Derivative financial instruments include foreign exchange contracts, financial futures contracts, forward rate agreements, currency and interest rate swaps and currency and interest rate options (both written and purchased). The net carrying values of derivatives are included in the advances or deposits line item in the balance sheet.

Trading transactions include transactions undertaken for market making, for servicing client needs and for proprietary purposes. Trading positions on derivative financial instruments are marked to market value (fair value) and the resultant gains and losses are recognised in the income statement in the period in which the change arises. Non-trading transactions are undertaken for hedging purposes. Gains and losses on derivative financial instruments used for hedging purposes are deferred and recognised as income or expense on the same basis and over the same accounting period as those of the hedged items to which they relate. When it is not practicable, owing to constraints of timeliness or cost, to determine the fair value of a derivative financial instrument with sufficient reliability, such derivative is accounted for on an accrual basis. In terms of the latter basis, the carrying amount of the derivative instrument is determined by taking into account the original cost of the derivative and only subsequently realised gains and losses.

1.2.6 *Discounting transactions*

Promissory notes, acceptances and other bills drawn by clients and discounted are included under advances. Amounts rediscounted are included under the contra items for acceptances.

1.2.7 *Acceptances*

Liabilities under acceptances comprise undertakings by the group to pay bills of exchange drawn on clients. The group expects most acceptances to be settled simultaneously with the reimbursement from clients. Acceptances are accounted for and disclosed as a liability with an equal corresponding asset.

1.2.8 *Repurchase and resale agreements*

Where securities are sold under an agreement to repurchase those securities at a future date, the securities are retained in the financial statements and the corresponding liability to repurchase those securities is included in the deposits and current accounts line item in the balance sheet. Securities subject to repurchase agreements are valued in terms of the accounting policy set out in note 1.2.2. Securities purchased under an agreement to resell those securities at a future date are recorded as secured loans and included in the advances line item in the balance sheet. Profits and losses arising from the transaction are accounted for over the period of the contracts.

1.2.9 Properties in possession

Unsold properties in possession are included under advances and valued at the lower of cost and net realisable value. Cost includes the outstanding balance on repossession, which may or may not include capitalised interest incurred by the client, together with other charges relating to the repossession, provided that it is probable these charges will result in the increase of future economic benefits expected from these properties.

1.3 Specific and general provisions for bad and doubtful advances

Specific provisions for bad and doubtful advances are made against identified doubtful advances, including amounts in respect of interest that is not serviced, and are deducted from advances.

In addition, a general provision is maintained against significant unforeseen losses and, in particular, against advances not specifically identified as doubtful, in order to reflect the potential inherent losses that may be present in any portfolio of advances. The provisions, both specific and general, made during the year, less recoveries of advances previously written off, are charged to the income statement.

1.4 Provisions

Provisions for liabilities are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

1.4.1 Onerous contracts

A provision for an onerous contract is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable cost of meeting the obligations under the contract.

1.4.2 Leave pay

The provision for leave pay represents the amount the group has a present obligation to pay as a result of employees' services provided up to the balance sheet date. The provision is measured as the additional amount that the group expects to pay as a result of the unused leave entitlement that has accumulated as at the balance sheet date, taking into account the undiscounted amount of current costs to employer per employee.

1.5 Property and equipment

Freehold land is carried at cost less accumulated impairment losses. Other items of property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is provided on the straight-line basis on all items of property and equipment, other than freehold land, over the estimated useful lives of these assets.

The relevant estimated useful lives of items of property and equipment are as follows:

Freehold buildings	50 years
Leasehold improvements	10 – 20 years
Computer equipment	3 – 5 years
Furniture and other equipment	4 – 10 years
Vehicles	3 – 6 years

Subsequent expenditure relating to an item of property or equipment is capitalised when it is probable that future economic benefits from the use of the asset will be increased. All other subsequent expenditure is recognised as an expense in the period in which it is incurred. Surpluses or deficits on the disposal of property and equipment are recognised in the income statement. The surplus or deficit is the difference between the net disposal proceeds and the carrying amount of the asset.

1.6 Intangible assets

1.6.1 Computer software and development costs

Expenditure on research activities, undertaken with the prospect of gaining new or technical knowledge and understanding, and expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as it is incurred.

Expenditure on computer software and other development activities, whereby set procedures and processes are applied to a project for the production of new or substantially improved products and processes, is capitalised if the computer software and other developed products or processes are technically and commercially feasible and the group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct and indirect staff costs and an appropriate proportion of overheads. Computer development expenditure is capitalised and amortised only once the relevant software has been commissioned. Capitalised computer development expenditure is stated at cost less accumulated amortisation and accumulated impairment losses. In the case of computer development that has not yet been commissioned, expenditure is stated at cost.

Amortisation of computer software and development costs is charged to the income statement on a straight-line basis over the estimated useful lives of these assets, not exceeding seven years.

Subsequent expenditure relating to computer software is capitalised when it is probable that future economic benefits from the use of the asset will be increased. All other subsequent expenditure is recognised as an expense in the period in which it is incurred. Surpluses or deficits on the disposal of computer software are recognised in the income statement. The surplus or deficit is the difference between the net disposal proceeds and the carrying amount of the asset.

1.6.2 Goodwill and negative goodwill

Goodwill arises as the excess of the cost of an acquisition over the group's interest in the fair value of the identifiable assets and liabilities of subsidiaries and associates acquired. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses, and is amortised on a straight-line basis over its estimated useful life with a maximum of 20 years. Any gain or loss on the disposal of an interest in an entity includes the carrying amount of goodwill relating to the disposal of that interest.

Negative goodwill arising on an acquisition represents any excess of the fair value of the group's share of the identifiable net assets acquired over the cost of the acquisition. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which do not represent identifiable liabilities as at the date of acquisition, it is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill not exceeding the fair values of the non-monetary assets acquired is recognised in the income statement over the weighted average useful life of depreciable assets with a maximum of 20 years. The balance of negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the income statement.

1.7 Impairment of assets

The carrying amounts of the group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment, in which case their recoverable amounts are estimated.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset exceeds its recoverable amount. A previously recognised impairment loss will be reversed if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised in prior periods. For goodwill a recognised impairment loss is not reversed, unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and the increase in goodwill relates clearly to the reversal of the effect of that specific event.

The recoverable amount of an asset is the higher of its net selling price and its value in use. Net selling price is determined by ascertaining the current market value of an asset and deducting any costs related to the realisation of the asset. In assessing value-in-use, the expected future cash flows from the asset are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset of which the cash flows are largely dependent on those of other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

1.8 Leases

The following accounting policies apply in respect of leases where a group company is the lessee:

1.8.1 Finance leases

Leases that transfer substantially all the risks and rewards of ownership of the underlying asset to the group are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payment at inception of the lease, and amortised over the estimated useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet.

1.8.2 Operating leases

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are recognised in the income statement over the period of the lease.

Notes to the financial statements

for the year ended 31 December

1.9 Taxation

Current taxation comprises taxation payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted as at the balance sheet date, and any adjustment of taxation payable for previous periods.

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted as at the balance sheet date. Deferred taxation is charged to the income statement, except to the extent that it relates to a transaction that is recognised directly in equity or a business combination that is an acquisition. The effect on deferred taxation of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

A deferred tax asset is recognised to the extent that it is probable that future taxable income will be available against which the associated unutilised tax losses and deductible temporary differences can be used. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised. This reduction is recognised in either the income statement or the balance sheet, depending on how the asset was initially raised.

1.10 Foreign currency

1.10.1 Foreign currency transactions

Transactions in foreign currencies are recorded at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Gains and losses arising on translation are recognised in the income statement. Foreign exchange trading positions, including spot and forward exchange contracts, are valued at current market rates taking maturity profiles into account, and resultant profits or losses are recognised in the income statement.

1.10.2 Foreign entity financial statements

Foreign entity financial statements are translated into the reporting currency as follows:

- Assets and liabilities are translated at rates of exchange ruling at the balance sheet date; and
- Income, expenditure and cash flow items are translated at the weighted average exchange rates for the period.

Exchange differences arising from the translation of a foreign entity are taken directly to a foreign currency translation reserve. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are considered to be non-monetary foreign currency items of the acquiring company and are reported at the exchange rate ruling at the transaction date.

1.10.3 Integrated foreign-operation financial statements

Integrated foreign-operation financial statements are translated into the reporting currency as follows:

- Transactions and resulting non-monetary items are translated at the exchange rate ruling at the transaction date;
- Income statement items are translated at the appropriate weighted average exchange rates for the period; and
- Monetary assets and liabilities are translated at rates of exchange ruling at the balance sheet date.

Translation gains and losses arising from the translation of integrated foreign operations are recognised in the income statement for the period in which the change arises.

1.11 Borrowing costs

Borrowing costs that are directly attributable to qualifying assets are capitalised up to the date the assets are substantially complete. Qualifying assets are those that necessarily take a substantial time to prepare for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

1.12 Segment reporting

A segment is defined as a distinguishable component of the group engaged in providing products or services that are subject to risks and rewards that are different from those of other segments. Segments with a majority of revenue earned from charges to external clients and whose revenue, results or assets are 10% or more of all segments are reported separately.

Segment results include revenue, provisioning, expenses and taxes directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other group segments. Intersegment transfer pricing is based on cost. Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to a segment or can be allocated to the segment on a reasonable basis.

1.13 Employee benefits

The group offers post-employment benefits, comprising retirement benefits and post-retirement medical benefits, to employees and their dependants in terms of various defined-contribution and defined-benefit plans.

1.13.1 *Defined-contribution plans*
Benefits offered in terms of defined-contribution plans comprise retirement benefits. Contributions to defined-contribution plans are recognised as an expense in the income statement as incurred.

1.13.2 *Defined-benefit plans*
Benefits offered in terms of defined-benefit plans comprise retirement benefits and post-retirement medical benefits. The group's defined-benefit obligation in respect of each plan is calculated by estimating the amount of future benefit that employees have earned in terms of each plan in return for their service in the current and prior periods. That benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on government bonds that have maturity dates approximating the term of the group's obligation. The calculation is performed by a qualified actuary using the projected-unit credit method. The present value of the defined-benefit obligation and the fair value of any plan assets are determined with sufficient regularity for the amounts recognised in the financial statements not to differ materially from the amounts that would be determined at the balance sheet date.

In calculating the group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss at the beginning of the year exceeds 10% of the greater of the present value of the defined-benefit obligation (before deducting the fair value of plan assets) and the fair value of plan assets at the beginning of the year, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to the group, the recognised asset is limited to the total of any cumulative unrecognised net actuarial losses and past-service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. The following are recognised immediately to the extent that they arise while a defined-benefit asset is determined:

- Net actuarial losses and past-service cost of the current period to the extent that they exceed any reduction in the present value of the economic benefits specified above. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past-service cost of the current period are recognised immediately; and
- Net actuarial gains of the current period after the deduction of past-service cost of the current period to the extent that they exceed any increase in the present value of the economic benefits specified above. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period, after the deduction of past-service cost of the current period, are recognised immediately.

1.13.3 *Equity compensation benefits*
The group grants share options to employees under two employee share incentive schemes. Other than costs incurred in administering the schemes, which are expensed as incurred, the schemes do not result in an expense to the group.

1.14 Managed funds and trust activities
Certain companies in the group operate unit trusts, hold and invest funds on behalf of clients and act as trustees and in other fiduciary capacities. Assets and liabilities representing such activities are not reflected on the balance sheet, as these relate directly to clients. The values of these items are disclosed in the notes. Income from these activities is brought to account over the period to which the service relates.

1.15 Share capital
1.15.1 *Preference share capital*
Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary at the option of the directors. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, and dividends thereon are recognised in the income statement as an interest expense.

1.15.2 *Repurchase of share capital*
When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Shares repurchased by the issuing company are cancelled. Shares repurchased by wholly owned group companies are classified as treasury shares and held at cost. These shares are treated as a deduction from the issued and weighted average numbers of shares, and the cost price of the shares is presented as a deduction from total equity on consolidation. The par value of the shares is presented as a deduction from ordinary share capital and the remainder of the cost is presented as a deduction from ordinary share premium. Dividends received on treasury shares are eliminated on consolidation.

1.15.3 Dividends

Dividends are recognised as a liability in the period in which they are declared.

1.16 Revenue recognition

The group's revenue relates mainly to banking activities and comprises the following:

1.16.1 Interest income and expense

Interest income and expense are recognised in the income statement as they accrue, taking into account the effective interest rates applied to lending-related assets, investments and liabilities. The accrual of interest on lending-related assets is suspended when the recovery thereof is considered to be doubtful. Interest income and expense include the amortisation of any discount or premium or other difference between the initial carrying amount of an interest-bearing instrument and its amount at maturity, calculated on an effective interest rate basis. Interest income includes income in respect of government grants received as compensation for subsidised interest on advances to exporters, in line with the conditions set out in the SA Export Credit Support Agreement.

1.16.2 Non-interest revenue

Non-interest revenue includes commission and fees, exchange and securities trading income, dividends from investments, and net gains on the sale of investment banking assets. The net income from non-banking activities, which comprise property development, insurance-related activities, portfolio management activities and computer-related services, is included in non-interest revenue.

1.17 Offsetting

Financial assets and liabilities are offset, and the net amount reported in the balance sheet, when there is a legally enforceable right to set off the recognised amounts and the intention is to settle the amounts on a net basis or realise the asset and settle the liability simultaneously, except for derivative financial instruments as described in note 1.2.5.

1.18 Life assurance operations

Provision is made for outstanding premiums due on policies accepted as at the balance sheet date, net of reinsurance premiums and adjusted for reinsurance commissions. The life assurance fund represents net revenue from business for the current and all prior years as a reserve against future claims. Commission paid in acquiring business is expensed in the period incurred.

1.19 Comparative figures

Comparative figures are restated, where necessary, to afford a proper comparison.

2. RELATED-PARTY INFORMATION

2.1 Parent company

The holding company of Nedcor Limited is Old Mutual Life Assurance Company (SA) Limited and associates, which hold 52,7% of the company's ordinary shares. The ultimate holding company is Old Mutual plc, incorporated in England and Wales.

2.2 Identity of related parties with whom material transactions have occurred

Material subsidiaries of the group are identified on page 209 and the associates on page 206. All of these entities are related parties.

2.3 Material related-party transactions

Nedcor Limited and its subsidiaries, in the ordinary course of business, enter into various financial services transactions with associates and other entities within the greater Nedcor and Old Mutual group. These transactions are governed by terms no less favourable than those arranged with third parties.

- Loans to and from related parties with the company (refer page 209)
- Dividends received from related parties (note 21.2)
- Dividends paid to holding company – R659 million (2001: R531 million)
- Share repurchases and sales of treasury shares

2.4 Director and director-related entities

Details of directors' shareholdings in the company are disclosed in the statutory report (see page 154). There are no material contracts with directors other than regarding the directors' emoluments (refer note 21.6 and pages 90 to 99).

		GROUP		COMPANY	
		2002	2001	**2002**	2001
		Rm	Rm	**Rm**	Rm
3.	**CASH AND SHORT-TERM FUNDS**				
	Coin and banknotes	**1 622**	3 144		
	Money at call and short notice	**3 936**	1 428		
	Balance with central banks	**11 049**	6 406		
		16 607	10 978		
	Money at short notice constitutes amounts withdrawable in 32 days or less.				
4.	**OTHER SHORT-TERM SECURITIES**				
4.1	**Analysis**				
	Negotiable certificates of deposit	**6 473**	7 588		
	Treasury bills	**5 871**	2 957		
	Other	**2 643**	827		
		14 987	11 372		
	Securities sold subject to repurchase commitments included in the above total	**592**			
4.2	**Carrying amount**				
	Investment portfolio	**13 358**	11 247		
	Trading portfolio	**1 629**	125		
		14 987	11 372		
4.3	**Market valuation**				
	Investment portfolio	**13 363**	11 434		
	Trading portfolio	**1 629**	125		
		14 992	11 559		
5.	**GOVERNMENT AND PUBLIC SECTOR SECURITIES**				
5.1	**Analysis**				
	Government and government-guaranteed securities	**11 988**	11 259		
	Other dated securities	**2 659**	1 368		
		14 647	12 627		
	Securities sold subject to repurchase commitments included in the above total	**2 214**	783		
5.2	**Carrying amount**				
	Investment portfolio	**12 602**	11 119		
	Trading portfolio	**2 045**	1 508		
		14 647	12 627		
5.3	**Maturity structure**				
	Maturing within one year	**1 751**	2 291		
	Maturing after one year	**12 896**	10 336		
		14 647	12 627		
5.4	**Valuation**				
	Listed securities				
	– Carrying amount	**14 453**	11 696		
	– Market value	**14 572**	11 760		
	Unlisted securities				
	– Carrying amount	**194**	931		
	– Directors' valuation	**204**	932		
	Total market/directors' valuation	**14 776**	12 692		
	Total redemption value	**14 665**	12 466		

Notes to the financial statements

for the year ended 31 December

		GROUP		COMPANY	
		2002	2001	**2002**	2001
		Rm	Rm	**Rm**	Rm
6.	**ADVANCES AND OTHER DEBTORS**				
6.1	**Category analysis**				
	Homeloans	**53 771**	40 248		
	Properties in possession	**1 068**	974		
	Other loans to clients and overdrafts	**113 352**	85 521		
	Net investment in instalment sale agreements	**24 131**	17 396		
	Gross investment	**28 780**	20 591		
	Less: Unearned finance charges	**(4 649)**	(3 195)		
	Preference shares and debentures	**5 154**	4 574		
	Factoring accounts	**399**	357		
	Trade, other bills and bankers' acceptances	**3 499**	2 736		
	Derivatives – net carrying amount (refer note 32)	**553**			
	Remittances in transit	**41**	77		
	Sundry debtors and accrued interest	**6 124**	4 326	**172**	46
		208 092	156 209	**172**	46
	Provisions for bad and doubtful advances (refer note 7.1)	**6 553**	5 154		
		201 539	151 055	**172**	46
6.2	**Sectoral analysis**				
	Individuals	**76 347**	59 731		
	Homeloans	**53 771**	40 248		
	Credit cards	**3 370**	3 987		
	Other	**19 206**	15 496		
	Financial services, insurance and real estate	**48 462**	27 451	**25**	25
	Banks	**17 035**	11 119		
	Manufacturing	**15 626**	12 101		
	Building and property development	**7 461**	5 629		
	Transport, storage and communication	**5 339**	5 194		
	Retailers, catering and accommodation	**4 744**	3 469		
	Wholesale and trade	**4 408**	4 174		
	Mining and quarrying	**3 696**	3 192		
	Agriculture, forestry and fishing	**2 922**	685		
	Government and public sector	**409**	832		
	Other services	**21 643**	22 632	**147**	21
		208 092	156 209	**172**	46
6.3	**Maturity structure**				
	Repayable on demand or at short notice	**47 770**	44 618	**172**	46
	Three months or less but not repayable on demand or at short notice	**14 034**	4 855		
	One year or less but over three months	**19 189**	7 811		
	Five years or less but over one year	**72 217**	49 224		
	Over five years	**54 882**	49 701		
		208 092	156 209	**172**	46
6.4	**Geographical analysis**				
	South Africa	**190 068**	133 951	**172**	46
	Other African countries	**3 607**	3 743		
	Europe	**11 333**	15 560		
	Asia	**1 197**	1 589		
	USA	**768**	659		
	Other	**1 119**	707		
		208 092	156 209	**172**	46

		GROUP		COMPANY	
		2002	2001	**2002**	2001
		Rm	Rm	**Rm**	Rm
7.	**PROVISIONS FOR BAD AND DOUBTFUL ADVANCES**				
7.1	**Analysis of provisions**				
	Specific provision for bad and doubtful advances	**4 836**	3 501		
	General provision	**1 717**	1 653		
	Provisions at end of year	**6 553**	5 154		
	Total provision	**6 553**	5 154		
	Specific provision in respect of non-performing advances (refer note 7.6)	**4 165**	3 501		
	Specific and general provisions in respect of performing advances	**2 388**	1 653		
7.2	**Specific provision for bad and doubtful advances**				
	Balance at beginning of year	**3 501**	3 079		
	Income statement charge (refer note 7.4)	**1 855**	775		
	Amounts written off against the provision	**(2 054)**	(1 459)		
	Recoveries of amounts previously written off against the provision	**76**	270		
	Transfer from interest reserved	**258**	173		
	Acquisition of subsidiary	**1 200**	663		
	Provision at end of year	**4 836**	3 501		
7.3	**General provision**				
	Balance at beginning of year	**1 653**	1 003		
	Income statement (reversal)/charge (refer note 7.4)	**(77)**	179		
	Additional income statement (reversal)/charge	**(400)**	400		
	Amounts written off against the provision	**52**			
	Acquisition of subsidiary	**467**	47		
	Other transfers	**22**	24		
	Provision at end of year	**1 717**	1 653		
7.4	**Analysis of income statement charge**				
	Specific provision for bad and doubtful advances (refer note 7.2)	**1 855**	775		
	General provision (refer note 7.3)	**(77)**	179		
	Credit insurance premium		104		
	Specific and general provisions charge in income statement	**1 778**	1 058		
	Additional general provision (refer note 7.3)	**(400)**	400		
	Income statement charge for the year	**1 378**	1 458		
7.5	**Ratio of provisions to advances**				
	Provisions at end of year	**6 553**	5 154		
	Total advances and other assets	**208 092**	156 209		
	Ratio (%)	**3,1**	3,3		

	GROUP					
		2002			2001	
	Outstanding balance Rm	**Expected recovery Rm**	**Provision raised Rm**	Outstanding balance Rm	Expected recovery Rm	Provision raised Rm
7. PROVISIONS FOR BAD AND DOUBTFUL ADVANCES (continued)						
7.6 Non-performing advances						
Sectoral analysis						
Individuals	**3 133**	**1 240**	**1 893**	1 539	691	848
Homeloans	**1 359**	**799**	**560**	594	338	256
Credit cards	**488**	**90**	**398**	454	154	300
Other	**1 286**	**351**	**935**	491	199	292
Manufacturing	**170**	**90**	**80**	392	275	117
Wholesale and trade	**371**	**152**	**219**	947	618	329
Retailers, catering and accommodation	**419**	**150**	**269**	202	134	68
Agriculture, forestry and fishing	**200**	**151**	**49**	60	48	12
Mining and quarrying	**19**	**9**	**10**	37	20	17
Banks	**71**		**71**	8	7	1
Financial services, insurance and real estate	**1 430**	**1 045**	**385**	986	646	340
Government and public sector	**6**		**6**	10	4	6
Building and property development	**858**	**310**	**548**	947	341	606
Transport, storage and communication	**249**	**104**	**145**	286	179	107
Other services	**1 075**	**585**	**490**	1 560	510	1 050
	8 001	**3 836**	**4 165**	6 974	3 473	3 501

	GROUP		COMPANY	
	2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
8. INSURANCE ASSETS				
Life assets	**141**			
Life liabilities	**(87)**			
Life fund investments	**7 837**			
Listed investments at market value	**4 922**			
Equities other than property	**2 748**			
Government, public and private sector stock	**257**			
Property companies	**1**			
Other investments	**1 916**			
Unlisted investments at directors' valuation	**2 915**			
Equities other than property	**215**			
Government, public and private sector stock	**20**			
Other investments	**2 680**			
	7 891			

		GROUP		COMPANY	
		2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
9.	**INVESTMENTS IN SUBSIDIARY COMPANIES**				
	Shares at cost			**12 763**	2 906
	– listed				176
	– unlisted			**12 763**	2 730
	Owing to the company by subsidiaries			**560**	532
	Owing by the company to subsidiaries			**(6 428)**	(85)
	Investments in subsidiary companies			**6 895**	3 353
	Information relating to investments in subsidiary companies appears on page 209.				
10.	**INVESTMENTS IN ASSOCIATE COMPANIES**				
10.1	**Carrying amount**				
	Listed investments	**639**	773		
	Unlisted investments	**865**	1 128		
		1 504	1 901		
10.2	**Valuation**				
	Listed at market value	**525**	582		
	Unlisted at directors' valuation	**953**	1 330		
		1 478	1 912		
10.3	**Movement in carrying amount**				
	Carrying amount at beginning of year	**1 901**	1 457		
	Share of associate companies' profit after tax for the current year	**162**	181		
	Dividends received	**(58)**	(70)		
	Amortisation of goodwill	**(190)**	(226)		
	Impairment losses	**(49)**			
	Net acquisitions of associate companies at cost	**32**	165		
	Foreign exchange translation differences	**(294)**	394		
	Carrying amount at end of year	**1 504**	1 901		
10.4	**Goodwill – associate companies**				
	The carrying amount of investments includes the following amount in respect of goodwill:				
	Carrying amount at beginning of year	**476**	552		
	Cost	**935**	841		
	Accumulated amortisation and impairment losses	**(459)**	(289)		
	Arising on acquisitions	**39**	150		
	Realised through disposals	**(22)**			
	Amortisation charge recognised in the income statement	**(190)**	(226)		
	Impairment losses	**(49)**			
	Foreign exchange translation differences	**(63)**			
	Carrying amount at end of year	**191**	476		
	Cost	**919**	935		
	Accumulated amortisation and impairment losses	**(728)**	(459)		

	GROUP 2002 Rm	GROUP 2001 Rm	COMPANY 2002 Rm	COMPANY 2001 Rm
10. INVESTMENTS IN ASSOCIATE COMPANIES (continued)				
10.5 Analysis of carrying amount				
Associate investments – on acquisition				
Listed: Net asset value	**244**	244		
Goodwill	**154**	184		
Unlisted: Net asset value	**476**	464		
Goodwill	**766**	751		
Share of retained earnings since acquisition	**564**	435		
Goodwill written off	**(728)**	(459)		
Dividends received	**(155)**	(112)		
Foreign exchange movements	**183**	394		
	1 504	1 901		
Information relating to investments in associate companies appears on pages 206 to 208.				
11. OTHER INVESTMENTS				
11.1 Carrying amount				
Listed investment	**1 236**	1 897		
Unlisted investments	**4 193**	2 023	**7**	7
	5 429	3 920	**7**	7
11.2 Valuation				
Listed at market value	**1 253**	1 926		
Unlisted at directors' valuation	**4 232**	2 113	**7**	7
	5 485	4 039	**7**	7
Information relating to other investments appears on page 208.				

GROUP

	Depreciation periods	2002 Cost or valuation Rm	2002 Accumulated depreciation and impairment losses Rm	2002 Carrying amount Rm	2001 Cost or valuation Rm	2001 Accumulated depreciation and impairment losses Rm	2001 Carrying amount Rm
12. PROPERTY AND EQUIPMENT							
12.1 Property							
Freehold land and buildings	**50 years**	**1 865**	**135**	**1 730**	1 416	73	1 343
Leasehold premises	**10 – 20 years**	**165**	**88**	**77**	101	78	23
		2 030	**223**	**1 807**	1 517	151	1 366
12.2 Equipment							
Computer equipment	**3 – 5 years**	**1 912**	**1 447**	**465**	1 103	793	310
Furniture and other equipment	**4 – 10 years**	**1 196**	**634**	**562**	852	495	357
Vehicles	**3 – 6 years**	**39**	**19**	**20**	22	9	13
		3 147	**2 100**	**1 047**	1 977	1 297	680
12.3 Total property and equipment		**5 177**	**2 323**	**2 854**	3 494	1 448	2 046

12. PROPERTY AND EQUIPMENT (continued)

Registers providing the information regarding land and buildings, as required in terms of Schedule 4 of the Companies Act of 1973, are available for inspection at the companies' registered offices.

Freehold land and buildings were previously considered to be investment property and were carried at cost and not depreciated. The accounting policy in respect of these assets was changed during the financial year ended 31 December 2002. (Refer to note 21.5 – change in accounting policy).

During the financial year ended 31 December 2002 an impairment loss of R63 million (2001: RNil) was recognised in respect of certain freehold land and buildings owing to the recoverable amount of these assets being below their carrying amount.

The aggregate amount of leasehold equipment held by the group is included in equipment (refer note 12.2) and does not exceed R10 million.

12.4 Borrowing costs

Borrowing costs that are directly attributable to qualifying assets are capitalised. Capitalised borrowing costs incurred during the year are calculated at the group's average funding cost and are included in freehold land and buildings.

	Expected date for commission	Borrowing costs capitalised during the year **2002 Rm**	2001 Rm	Accumulated capitalised borrrowing costs Rm
Freehold buildings				
New head office – phase I	1 November 2002		43	170
New head office – phase II	1 January 2003	**9**		9
Foreshore development	1 April 2003	**9**	1	10

GROUP

	Freehold land and buildings Rm	Leasehold premises Rm	Computer equipment Rm	Furniture and other equipment Rm	Vehicles Rm	Total Rm
12.5 Reconciliation of carrying amounts						
2002						
Carrying amount at beginning of year as restated	**1 343**	**23**	**310**	**357**	**13**	**2 046**
Additions	**970**	**13**	**185**	**263**	**7**	**1 438**
Disposals	**(876)**		**(17)**	**(36)**	**(3)**	**(932)**
Acquisitions through business combinations	**394**	**44**	**196**	**97**	**9**	**740**
Depreciation charge for the year	**(37)**	**(4)**	**(209)**	**(119)**	**(6)**	**(375)**
Impairment losses	**(63)**					**(63)**
Carrying amount at end of year	**1 731**	**76**	**465**	**562**	**20**	**2 854**
2001						
Carrying amount at beginning of year as previously stated	1 124	25	316	322	6	1 793
Change in accounting policy (refer note 21.5)	(19)					(19)
Carrying amount at beginning of year as restated	1 105	25	316	322	6	1 774
Additions	319	3	206	143	11	682
Disposals	(68)		(22)	(10)	(1)	(101)
Depreciation charge for the year	(13)	(5)	(190)	(98)	(3)	(309)
Carrying amount at end of year	1 343	23	310	357	13	2 046

		GROUP					
		2002			2001		
	Amortisation periods	**Cost Rm**	**Accumulated amortisation and impairment losses Rm**	**Carrying amount Rm**	Cost Rm	Accumulated amortisation and impairment losses Rm	Carrying amount Rm
13. INTANGIBLE ASSETS							
13.1 Computer software and development costs							
Computer software	**2 – 7 years**	**1 744**	**601**	**1 143**	636	270	366
Computer development costs	**none**	**495**		**495**	881		881
		2 239	**601**	**1 638**	1 517	270	1 247
13.2 Goodwill							
Goodwill	**5 – 20 years**	**4 814**	**357**	**4 457**	1 319	47	1 272
		4 814	**357**	**4 457**	1 319	47	1 272

13.3 Borrowing costs

Borrowing costs that are directly attributable to qualifying assets are capitalised. Capitalised borrowing costs incurred during the year are calculated at the group's average funding cost and are included in computer development costs.

	Expected date for commission of asset	Borrowing costs capitalised during the year **2002 Rm**	2001 Rm	Accumulated capitalised borrowing costs Rm
Software development costs	2003 – 2005	**65**	52	117

	GROUP		
	Computer software Rm	**Computer development costs Rm**	**Goodwill Rm**
13.4 Reconciliation of carrying amounts			
2002			
Carrying amount at beginning of year	**366**	**881**	**1 272**
Additions	**109**	**385**	
Commissioned development costs	**772**	**(772)**	
Disposals	**(26)**		**(94)**
Acquisitions through business combinations	**104**	**1**	
Arising on business combinations			**3 779**
Translation differences			**(190)**
Amortisation charge for the year	**(182)**		**(310)**
Carrying amount at end of year	**1 143**	**495**	**4 457**

		GROUP		
		Computer software Rm	Computer development costs Rm	Goodwill Rm
13.	**INTANGIBLE ASSETS (continued)**			
13.4	**Reconciliation of carrying amounts**			
	2001			
	Carrying amount at beginning of year	215	480	
	Additions	241	410	
	Commissioned-development costs	9	(9)	
	Disposals	(7)		
	Arising on business combinations			1 319
	Amortisation charge for the year	(92)		(47)
	Carrying amount at end of year	366	881	1 272

		GROUP		COMPANY	
		2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
14.	**SHARE CAPITAL**				
14.1	**Ordinary share capital**				
	Authorised				
	350 000 000 (2001: 280 000 000) ordinary shares of R1 each	**350**	280	**350**	280
	Issued				
	270 675 320 (2001: 244 306 042) fully paid ordinary shares of R1 each	**271**	244	**271**	244
	Less: Treasury shares arising from share repurchases by subsidiary of 97 667 (2001: 2 301 900) fully paid up ordinary shares of R1 each	*	(2)		
		271	242	**271**	244

* *Less than R1 million*

		2002	2001	**2002**	2001
14.2	**Ordinary share movements during the year**				
	Ordinary share capital at beginning of year	**242 004 142**	240 134 017	**244 306 042**	242 095 917
	Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	**3 284 261**	1 963 246	**3 284 261**	1 963 246
	Shares issued for clawback transaction with minorities	**3 269 002**		**3 269 002**	
	Shares issued to NIB minorities	**9 438 942**		**9 438 942**	
	Shares issued to BoE shareholders	**10 377 073**		**10 377 073**	
	Shares sold by subsidiary	**3 542 662**			
	Shares purchased by subsidiary	**(1 338 429)**	(340 000)		
	Shares issued to The Business Trust at par		246 879		246 879
	Ordinary share capital at end of year	**270 577 653**	242 004 142	**270 675 320**	244 306 042

Subject to the restrictions imposed by the Companies Act, 1973, the unissued shares are under the control of the directors until the forthcoming annual general meeting. In terms of special resolutions passed in general meeting, the directors were granted the general authority to buy back up to 10% of the issued share capital of the company until the forthcoming annual general meeting.

		GROUP		COMPANY	
		2002	2001	**2002**	2001
		Rm	Rm	**Rm**	Rm
14.	**SHARE CAPITAL (continued)**				
14.3	**Preference share capital and premium**				
	Authorised				
	300 000 000 (2001: nil) non-redeemable, non-cumulative preference shares of R0,001 each	*			
	Issued				
	200 000 000 (2001: nil) non-redeemable, non-cumulative preference shares of R0,001 each	*			
	Preference share premium (net of costs)	**1 987**			
		1 987			

* *Less than R1 million.*

The preference shares were issued during the financial year ended 31 December 2002 at a price of R10 per share. These shares are classified as equity instruments. The cash preference dividend will be calculated on a daily, non-compounding basis at 75% of the prime interest rate.

		2002	2001
		Number	Number
14.4	**Employee incentive schemes – options**		
14.4.1	*Shares reserved to meet requirements of the option scheme*		
	Issued shares		93 800
	Unissued shares	**23 163 988**	14 165 697
	Options on shares outstanding	**23 163 988**	14 259 497
14.4.2	*Nedcor – incentive scheme*		
	Options outstanding at beginning of year	**14 259 497**	12 008 138
	Options granted during year	**9 528 279**	3 815 371
	Options exercised during year	**(3 130 354)**	(1 336 264)
	Options surrendered during year	**(394 341)**	(227 748)
	Options outstanding at end of year	**20 263 081**	14 259 497
14.4.3	*Nedcor Investment Bank – incentive scheme for Nedcor shares*		
	Options outstanding at beginning of year		
	Options granted during year	**3 178 132**	
	Options exercised during year	**(243 100)**	
	Options surrendered during year	**(34 125)**	
	Options outstanding at end of year	**2 900 907**	
14.4.4	*Total options outstanding at end of year*	**23 163 988**	14 259 497

Details of options outstanding are provided on pages 210 and 211.

Share options granted under the schemes have an exercise price fixed at the market price of the share on the day prior to the date on which the option is granted. Options may be exercised at rates determined by the schemes' trustees and expire at the earlier of resignation or at varying periods of up to 10 years from the granting of the option. On exercise of the option the schemes will subscribe for shares in Nedcor Limited at the full market price then ruling. The difference between such market price and the exercise price is recoverable from the subsidiary that employs the relevant employee. Any amounts accrued by subsidiaries prior to exercise are transferred to non-distributable reserves net of the amount paid in respect of options exercised.

14. SHARE CAPITAL (continued)

14.5 Other options

During the year Peoples Bank made a fresh issue of ordinary shares to two investor consortia. Nedcor chose not to participate in this issue and its effective shareholding in Peoples Bank was consequently reduced to 70%. The investor consortia were funded by financial institutions through an issue of preference shares to the funder. In terms of the transaction, the funders were granted the option to put the preference shares to Nedcor three years after the issue date thereof, and in exchange receive ordinary shares in Nedcor Limited. The number of Nedcor Limited shares to which each funder will be entitled will be determined with reference to the 10-day weighted average Nedcor Limited share price for the first 10 trading days in December 2001. This price has been calculated to equal R117,2862846 per share.

Based on the calculated weighted average price and subject to certain cap and floor restrictions, the total number of Nedcor Limited shares that may be issued, should the funders exercise their options in terms of the above transaction, amounts to 4 872 620 shares.

In accordance with paragraphs 3.40A and 3.40B of the JSE Securities Exchange Listing Requirements, the granting of the above option to the funders requires the provision of a 'fair and reasonable statement' to Nedcor Limited's shareholders. This statement has been prepared by KPMG and is open for inspection at the registered head office of Nedcor Limited.

The funders have been provided with a further option, failing the choice to exercise the above option, whereby they may put their preference shares to Nedcor Limited in the event of Peoples Bank shares not being listed on the JSE Securities Exchange within five years of the preference share issue date. The number of Nedcor Limited shares to which each funder will be entitled will be determined with reference to the then Nedcor Limited share price.

14.6 Shareholder spread

An analysis of the shareholding of Nedcor is provided on page 216.

		GROUP		COMPANY	
		2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
15.	**MINORITY SHAREHOLDERS' INTEREST**				
	Balance at beginning of year	**881**	424		
	Current year income attributable to minorities	**333**	164		
	Acquisition of subsidiaries	**(587)**	327		
	Disposals of subsidiaries	**455**			
	Other movements	**7**	(34)		
	Balance at end of year	**1 089**	881		
16.	**DEPOSITS, CURRENT ACCOUNTS AND OTHER LIABILITIES**				
16.1	**Analysis**				
	Current accounts	**27 307**	20 824		
	Savings deposits	**10 046**	7 118		
	Other deposits and loan accounts	**142 566**	94 550		
	Foreign currency liabilities	**15 734**	27 068		
	Negotiable certificates of deposit	**23 134**	15 361		
	Provision for onerous contracts	**41**	63		
	Provision for leave pay (refer note 16.2)	**327**	248		
	Derivatives – net carrying amount (refer note 32)		930		
	Creditors and other accounts	**8 307**	7 607	**2**	1
	Deposits received under repurchase agreements	**7 987**	1 822		
		235 449	175 591	**2**	1
16.2	**Provision for leave pay**				
	Balance at beginning of year	**248**	223		
	Acquisition of BoE	**55**			
	Movement for year	**24**	25		
	Balance at end of year	**327**	248		

Deposit products include cheque accounts, savings accounts, call and notice deposits, fixed deposits and negotiable certificates of deposit. Term deposits vary from six months to five years in both the wholesale and retail markets. The maturity analysis below is based on the remaining period to contractual maturity from year-end.

Foreign currency liabilities are either matched by advances to clients or covered against exchange rate fluctuations. Deposits received under repurchase agreements are secured by pledge of the assets sold.

		GROUP		COMPANY	
		2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
16.	**DEPOSITS, CURRENT ACCOUNTS AND OTHER LIABILITIES (continued)**				
16.3	**Sectoral analysis**				
	Banks	**29 142**	32 454		
	Government and public sector	**8 468**	4 534		
	Individuals	**63 476**	55 223	**2**	1
	Business sector	**134 363**	83 380		
		235 449	175 591	**2**	1
16.4	**Maturity structure**				
	Repayable on demand	**135 105**	95 184	**2**	1
	Three months or less but not repayable on demand	**38 479**	39 500		
	One year or less but over three months	**41 341**	25 055		
	Five years or less but over one year	**19 649**	12 610		
	Over five years	**875**	3 242		
		235 449	175 591	**2**	1
16.5	**Geographical analysis**				
	South Africa	**211 447**	140 956	**2**	1
	Other African countries	**2 719**	3 488		
	Europe	**13 763**	23 634		
	Asia	**2 723**	2 111		
	USA	**858**	2 047		
	Other	**3 939**	3 355		
		235 449	175 591	**2**	1
17.	**DEFERRED TAXATION**				
17.1	**Reconciliation of deferred taxation balance**				
	Balance at beginning of year as previously stated	**1 375**	916		
	Deferred taxation liability	**1 459**	1 074		
	Deferred taxation asset	**(84)**	(158)		
	Change in accounting policy (refer note 21.5)	**(8)**	(6)		
	Balance at beginning of year as restated	**1 367**	910		
	Deferred taxation liability	**1 451**	1 068		
	Deferred taxation asset	**(84)**	(158)		
	Current year temporary differences	**(207)**	532		
	Client credit agreements	**369**	387		
	General provision for bad and doubtful advances	**(13)**	(61)		
	Income and expenditure accruals	**(273)**	(94)		
	(Recognition)/utilisation of taxation losses	**(149)**	62		
	Other	**(141)**	238		
	Acquisition of subsidiary	**(434)**			
	Other movements	**35**	(75)		
	Balance at end of year	**761**	1 367		
	Deferred taxation liability	**1 451**	1 451		
	Deferred taxation asset	**(690)**	(84)		

		GROUP		COMPANY	
		2002	2001	**2002**	2001
		Rm	Rm	**Rm**	Rm
17.	**DEFERRED TAXATION (continued)**				
17.2	**Analysis of deferred taxation**				
	Client credit agreements	**2 504**	2 117		
	General provision for bad and doubtful advances	**(502)**	(362)		
	Income and expenditure accruals	**(980)**	(416)		
	Taxation losses	**(268)**	(119)		
	Other	**7**	147		
		761	1 367		
18.	**CURRENT TAXATION**				
	Normal South African taxation				
	– Current taxation prepaid	**(421)**	(190)		
	– Current taxation liability	**183**	110	**3**	
		(238)	(80)	**3**	
19.	**INSURANCE FUNDS**				
19.1	**Summary of life assurance funds**				
	BoE Life Ltd	**5 584**			
	BoE Life Assurance Company Ltd	**1 759**			
	BoE Life International Ltd	**548**			
		7 891			
19.2	**Movements in life assurance funds during the year**				
	Balance on acquisition of BoE – 1 July 2002	**8 681**			
	Transfer to the income statement	**(757)**			
	Foreign currency translation differences	**(33)**			
	Market value at end of year	**7 891**			
19.3	**Actuarial liabilities under unmatured policies comprise the following:**				
	Market-related business	**7 191**			
	Smoothed-bonus business	**630**			
		7 821			
	Contingency and other reserves	**70**			
	Total life fund liability	**7 891**			

		Instrument terms	GROUP 2002 Rm	2001 Rm
20.	**LONG-TERM DEBT INSTRUMENTS**			
	Rand-denominated			
	R80 million repayable on 15 May 2002 – guaranteed by Nedcor Ltd	14% per annum on nominal value		80
	R850 million compulsorily convertible debentures maturing on 12 March 2002	16% per annum		850
	R140 million repayable on 15 May 2003 – guaranteed by Nedcor Ltd	14% per annum on R120 million of nominal value, 17% per annum on R20 million of nominal value	**139**	137
	Compulsorily convertible loans maturing on 31 December 2005*	18,12% per annum	**142**	
	Compulsorily convertible loans maturing on 6 November 2005*	13,75% per annum	**52**	
	R240 million bonds repayable on 4 December 2008	14% per annum	**239**	
	R2 billion callable notes repayable on 20 September 2011	11,3% per annum	**2 064**	2 062
	R4 billion callable notes repayable on 9 July 2012	13% per annum	**4 254**	
	R200 million unsecured debentures repayable on 30 November 2029	16% per annum until 15 September 2000, thereafter, interest-free	**2**	1
	Subordinated debt instruments repayable at Nedcor's discretion	Interest-free	**175**	
			7 067	3 130
	US-dollar-denominated			
	US$40 million repayable on 17 April 2008	Six month Libor on nominal value	**345**	482
	US$18 million repayable on 31 August 2009	1,5 basis points below six month Libor on nominal value	**156**	217
			501	699
	Total long-term debt instruments in issue		**7 568**	3 829

Couponholders are entitled, in the event of interest default, to put the coupon covering such interest payments to Nedcor Limited.

The US dollar subordinated debt instruments are either matched by advances to clients or covered against exchange rate fluctuations.

* *These debt instruments are convertible into BoE Bank Ltd ordinary shares and BoE Bank Holdings Ltd has acquired the option to purchase the ordinary shares in respect of these instruments.*

		GROUP		COMPANY	
		2002	2001	**2002**	2001
		Rm	Rm	**Rm**	Rm
21.	**ANALYSIS OF INCOME AND EXPENSES**				
21.1	**Interest income and expense**				
	An analysis of the interest income and interest expense by asset and liability category is presented on page 148.				
21.2	**Non-interest revenue**				
	Commission and fees	**4 655**	3 211		
	Investment income (excluding interest)	**490**	336	**1 845**	1 000
	Dividends from subsidiary companies			**1 843**	1 000
	Dividends from other investments	**173**	114	**2**	
	Net income on investment banking assets	**317**	222		
	Trading income	**1 199**	1 125		
	Securities trading	**235**	302		
	Exchange trading	**964**	823		
	Life assurance underwriting surplus (refer note 21.3)	**24**			
	Other income	**561**	382		
		6 929	5 054	**1 845**	1 000
21.3	**Life assurance underwriting surplus**				
	Premiums received	**2 636**			
	Recurring premiums	**77**			
	Single premiums	**2 566**			
	Gross premiums received	**2 643**			
	Less: Reinsurance premiums	**(7)**			
	Investment returns	**(307)**			
	Dividend income	**63**			
	Interest income	**194**			
	Realised gains	**2**			
	Unrealised	**(566)**			
	Benefits paid to policyholders	**(3 004)**			
	Death and disability	**(12)**			
	Maturity	**(33)**			
	Annuities	**(55)**			
	Surrender and withdrawal	**(2 904)**			
	Expenses paid	**(65)**			
	Sales remuneration	**(22)**			
	Professional fees	**(10)**			
	Other	**(33)**			
	Taxation	**7**			
	Life fund transfers	**757**			
	Surplus to shareholders transferred to income	**24**			

		GROUP 2002 Rm	GROUP 2001 Rm	COMPANY 2002 Rm	COMPANY 2001 Rm
21.	**ANALYSIS OF INCOME AND EXPENSES (*continued*)**				
21.4	**Operating expenses**				
	Auditors' remuneration	**48**	21		
	Audit fees – current	**31**	16		
	– prior	**4**			
	Other services	**13**	5		
	Depreciation and amortisation	**557**	401		
	Depreciation	**375**	309		
	Freehold land and buildings	**37**	13		
	Leasehold improvements	**4**	5		
	Computer equipment	**209**	190		
	Furniture and other equipment	**119**	98		
	Vehicles	**6**	3		
	Amortisation – Computer software	**182**	92		
	Staff costs	**3 853**	2 928		
	Operating lease charges	**399**	351		
	Land and buildings	**261**	240		
	Computer equipment	**95**	73		
	Furniture and other equipment	**41**	38		
	Vehicles	**2**			
	Other operating expenses	**2 477**	1 715	**4**	4
		7 334	5 416	**4**	4

21.5 Change in accounting policy

Freehold land and buildings were previously classified as investment properties and were carried at cost including any revaluations and less any impairment losses. Buildings were not depreciated. These properties are all used by group companies in the supply of goods or services or for administrative purposes and are considered 'owner-occupied' properties in terms of AC 135, Investment Property, which became effective for financial periods commencing on or after 1 April 2001. These properties are now accounted for in accordance with AC 123, Property, Plant and Equipment. As a result the group has changed its accounting policy to carry such properties at cost less accumulated depreciation and accumulated impairment losses. This change has been accounted for by restating comparatives and adjusting the opening balance of retained earnings at 1 January 2001. The impact of the change in accounting policy on the results previously reported in 2001 was as follows:

		GROUP		COMPANY	
		2002	2001	**2002**	2001
		Rm	Rm	**Rm**	Rm
21.	**ANALYSIS OF INCOME AND EXPENSES (continued)**				
21.5	**Change in accounting policy**				
	Retained earnings				
	Balance at beginning of 2001 as previously reported		13 724		
	Change in accounting policy				
	Depreciation on owner-occupied property previously classified as investment property		(19)		
	Taxation – deferred		6		
	Balance at beginning of 2001 as restated		13 711		
	Net profit for the year				
	Net profit for 2001 prior to change in accounting policy		18		
	Change in accounting policy				
	Depreciation on owner-occupied property previously classified as investment property		(7)		
	Taxation – deferred		2		
	Net profit for 2001 after change in accounting policy		13		
21.6	**Directors' remuneration – summary**				
	From the company for services as non-executive directors			**4**	3
	From subsidiary companies for services as executive directors			**36**	32
	Salaries			**18**	15
	Bonuses			**18**	17
	Gains on exercise of share options			**72**	4
	Total directors' remuneration			**112**	39

Additional details regarding individual directors' remuneration are detailed in the remuneration report on pages 90 to 99.

21.7 Subsidiary expenses

Certain expenses incurred by the company on behalf of subsidiary companies are recovered from subsidiary companies.

		GROUP 2002 Rm	GROUP 2001 Rm	COMPANY 2002 Rm	COMPANY 2001 Rm
22.	TAXATION				
22.1	**Charge for the year**				
	Taxation on income				
	South African normal taxation				
	Current	**150**	113	**3**	
	Deferred	**22**	443		
	Secondary taxation on companies	**38**	60	**2**	(7)
	Foreign taxation	**59**	35		
	Current and deferred taxation on income	**269**	651	**5**	(7)
	Prior-year over provision: current	**(3)**			
	deferred	**(12)**	(82)		
	Total taxation on income	**254**	569	**5**	(7)
	Transaction and other taxation				
	Regional Services Council levies	**50**	36		
	Value-added tax	**186**	135		
	Stamp duty	**30**	32		
	Irrecoverable employees tax	**50**			
	Other transaction taxes	**10**			
	Total transaction and other taxation	**326**	203		
	Total taxation, excluding exceptional capital items	**580**	772	**5**	(7)
22.2	**Taxation – merger and reorganisation expenses:** current	**2**			
	deferred	**(25)**			
	Total taxation – merger and reorganisation	**(23)**			
22.3	**Taxation – exceptional capital items**				
	Impairment of investments	**(21)**			
	Foreign exchange gains	**(171)**	171		
	Total taxation – exceptional capital items	**(192)**	171		
22.4	**Total taxation including exceptional capital items**	**365**	943	**5**	(7)
22.5	**Taxation rate reconciliation (excluding exceptional capital items)**	**%**	%		
	Standard rate of South African normal taxation	**30**	30		
	Dividend income	**(6)**	(3)		
	Differences between foreign tax rates and South African taxation rate	**(5)**	(4)		
	Non-taxable investment income	**(7)**	(1)		
	Translation (losses)/gains	**10**	(8)		
	Recognition of tax loss	**(9)**			
	Other	**(5)**	1		
	Total taxation on income as percentage of profit before taxation (excluding exceptional capital items)	**8**	15		
	Total taxation as percentage of profit before taxation (excluding exceptional capital items)	**17**	17		

22.6 Future taxation relief

The group has estimated taxation losses of R894 million (2001: R1 047 million) that can be set off against future taxable income, of which R894 million (2001: R398 million) has been applied to reduce the deferred-taxation balance. A deferred tax asset of R18 million has been raised on additional STC credits available of R144 million. Furthermore the group has accumulated STC credits amounting to R138 million at the year-end (2001: R505 million), which have arisen as a result of dividends received exceeding dividends paid. The taxation effect of these STC credits has not been raised as an asset.

	GROUP					
	Earnings per share		Headline earnings per share		Core earnings per share	
	Basic	Fully diluted	**Basic**	Fully diluted	**Basic**	Fully diluted
23. EARNINGS PER SHARE						
2002						
Earnings (Rm) (refer face of income statement)	**984**	**984**	**2 585**	**2 585**	**3 366**	**3 366**
Shares in issue at beginning of year	242 004 142	242 004 142	242 004 142	242 004 142	242 004 142	242 004 142
Issue of ordinary shares	8 714 177	8 714 177	8 714 177	8 714 177	8 714 177	8 714 177
Shares purchased by subsidiary	(1 070 243)	(1 070 243)	(1 070 243)	(1 070 243)	(1 070 243)	(1 070 243)
Treasury shares sold by subsidiary	1 698 537	1 698 537	1 698 537	1 698 537	1 698 537	1 698 537
Shares issued to persons exercising options under employee incentive schemes	1 694 150	1 694 150	1 694 150	1 694 150	1 694 150	1 694 150
In issue at end of year	253 040 763	253 040 763	253 040 763	253 040 763	253 040 763	253 040 763
Adjusted for:						
Employee incentive schemes' share options		1 418 591		1 418 591		1 418 591
Weighted average number of ordinary shares	**253 040 763**	**254 459 354**	**253 040 763**	**254 459 354**	**253 040 763**	**254 459 354**
Earnings per share (cents)	**389**	**387**	**1 022**	**1 016**	**1 330**	**1 323**
2001						
Earnings (Rm) (refer face of income statement)	13	13	3 789	3 789	3 093	3 093
Shares in issue at beginning of year	240 134 017	240 134 017	240 134 017	240 134 017	240 134 017	240 134 017
Shares purchased by subsidiary	(266 260)	(266 260)	(266 260)	(266 260)	(266 260)	(266 260)
Shares issued to persons exercising options in terms of the business trust	126 483	126 483	126 483	126 483	126 483	126 483
Shares issued to persons exercising options under employee incentive schemes	798 215	798 215	798 215	798 215	798 215	798 215
In issue at end of year	240 792 455	240 792 455	240 792 455	240 792 455	240 792 455	240 792 455
Adjusted for:						
Employee incentive schemes' share options		2 078 256		2 078 256		2 078 256
Weighted average number of ordinary shares	240 792 455	242 870 711	240 792 455	242 870 711	240 792 455	242 870 711
Earnings per share (cents)	5	5	1 574	1 560	1 284	1 274

Earnings, headline earnings and core earnings per share are calculated by dividing the relevant earnings amount by the weighted average number of shares in issue. Fully diluted earnings, fully diluted headline earnings and fully diluted core earnings per share are calculated by dividing the relevant earnings amount by the weighted average number of shares in issue after taking the dilutive impact of potential ordinary shares to be issued into account.

		GROUP		COMPANY	
		2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
24.	**EXCEPTIONAL AND NON-CORE ITEMS**				
24.1	**Exceptional capital items**				
	Net capital loss on investment in Dimension Data	**(1 080)**	(3 298)		
	Amortisation and impairment of goodwill	**(501)**	(273)		
	Loss on sale of investments and operations	**(58)**			
	Merger and reorganisation costs	**(35)**			
	Impairment of investments	**(56)**			
	Impairment of property and equipment	**(63)**	(34)		
		(1 793)	(3 605)		
24.2	**Non-core items**				
	Foreign exchange translation (losses)/gains	**(1 011)**	1 096		
	Additional general provision reversed/(raised)	**400**	(400)		
	Merger and reorganisation costs	**(193)**			
		(804)	696		

			GROUP					
		Last date to register	Group	Company	Group	Company	Group	Company
			Millions of shares		Cents per share		Rm	
25.	**DIVIDENDS**							
	On fully paid shares							
	Final declared for 2000							
	– paid 2001	09/03/2001	241	242	240	240	578	581
	Interim declared for 2001	28/09/2001	241	244	190	190	457	463
	Ordinary dividends paid 2001				430	430	1 035	1 044
	Final declared for 2001							
	– paid 2002	05/04/2002	**241**	**245**	**310**	**310**	**747**	**758**
	Interim declared for 2002	06/09/2002	**261**	**261**	**205**	**205**	**535**	**535**
	Ordinary dividends paid 2002				**515**	**515**	**1 282**	**1 293**
	Final ordinary dividend declared for 2002	20/03/2003			**310**	**310**		

		GROUP		COMPANY	
		2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
26.	**CONTINGENT LIABILITIES**				
	Liabilities under guarantees	**11 966**	11 036		
	Confirmed letters of credit and discounting transactions	**2 233**	2 362		
	Unutilised facilities and other	**14 447**	6 974		
		28 646	20 372		
27.	**COMMITMENTS**				
27.1	**Capital expenditure approved by directors**				
	Contracted	**143**	577		
	Not yet contracted	**89**	443		
		232	1 020		

Funds to meet capital expenditure commitments will be provided from group resources. In addition, capital expenditure is incurred in the normal course of business throughout the year.

27.2 Operating lease commitments

Companies in the group have entered into leases over fixed property, furniture and other equipment for varying periods. The charges will increase in future in line with negotiated escalations and expansions.

	2007 and thereafter Rm	2006 Rm	2005 Rm	2004 Rm	2003 Rm	**2002 Rm**	2001 Rm
Land and buildings	3 745	449	425	403	440	**261**	240
Furniture and equipment	328	148	139	140	153	**138**	111
Total operating lease commitments	4 073	597	564	543	593	**399**	351

27.3 Commitments under derivative instruments

The group enters into option contracts, financial futures contracts, forward rate and interest rate swap agreements and other financial agreements in the normal course of business (refer note 32).

		GROUP		COMPANY	
		2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
27.4	**Other commitments**				
	Fixed-date settlements				
	Committed purchases	**1 886**	13 276		
	Committed sales	**4 864**	16 005		
		6 750	29 281		
28.	**CASH FLOW INFORMATION**				
28.1	**Reconciliation of profit from operations to cash flow from operating activities**				
	Profit from operations	**1 520**	939	**1 857**	1 037
	Adjusted for:				
	Depreciation (refer note 21.4)	**375**	309		
	Amortisation: Computer software (refer note 21.4)	**182**	92		
	Goodwill (refer note 24.1)	**501**	273		
	Movement in specific and general provisions for bad and doubtful advances	**1 454**	1 728		
	Loss on disposal of property and equipment	**56**	38		
	Net income on investment banking assets	**(317)**	(222)		
	Impairment of long-term investments	**1 080**	3 298		
	Impairment losses on property and equipment	**119**			
	Other non-cash-flow items	**58**			
	Cash flows from operating activities	**5 028**	6 455	**1 857**	1 037

		GROUP		COMPANY	
		2002	2001	**2002**	2001
		Rm	Rm	**Rm**	Rm
28.	**CASH FLOW INFORMATION (continued)**				
28.2	**Cash receipts from clients**				
	Interest income and dividends from finance facilities	**23 822**	17 186	**16**	41
	Commission and fees	**4 655**	3 211		
	Trading income	**1 199**	1 125		
	Other	**(426)**	1 478		
		29 250	23 000	**16**	41
28.3	**Cash payments to clients, staff and suppliers**				
	Interest expense	**17 522**	11 918		
	Staff costs	**3 853**	2 928		
	Other operating expenses	**3 096**	2 083	**4**	4
		24 471	16 929	**4**	4
28.4	**Increase in operating assets**				
	Other short-term securities	**501**	4 316		
	Government and public sector securities	**2 017**	5 729		
	Advances and other accounts	**7 885**	20 699	**(6 188)**	(318)
		10 403	30 744	**(6 188)**	(318)
28.5	**Increase in operating liabilities**				
	Current and savings accounts	**4 117**	5 652		
	Other deposit, loan and foreign currency liabilities	**2 550**	17 272		
	Negotiable certificates of deposit	**4 509**	1 282		
	Liabilities in respect of repurchase agreements	**3 979**	(489)		
	Creditors and other liabilities	**(3 361)**	62	**4**	
		11 794	23 779	**4**	
28.6	**Taxation paid**				
	Amounts prepaid/(unpaid) at beginning of year	**80**	98	**(12)**	
	Income statement charge (excluding deferred tax)	**(572)**	(411)	**5**	7
	Other movements	**22**	32	**3**	
	Acquisition of subsidiaries	**8**	(17)		
	Portion of taxation on fixed assets acquired to be depreciated in future years	**(65)**	(18)		
	Amounts prepaid at end of year	**(238)**	(80)		(12)
		(765)	(396)	**(4)**	(5)
28.7	**Disposal of subsidiaries**				
	Investments	**78**			
	Goodwill	**93**			
	Minority shareholders' interest	**455**			
	Net consideration	**626**			

		GROUP		COMPANY	
		2002	2001	**2002**	2001
		Rm	Rm	**Rm**	Rm
28.	**CASH FLOW INFORMATION (continued)**				
28.8	**Acquisition of subsidiaries**				
	Cash and short-term funds	**(1 959)**	(161)		
	Other short-term securities	**(3 114)**			
	Government and public sector securities	**(3)**			
	Advances and other debtors	**(44 804)**	(12 789)		
	Other investments	**(11 285)**	(67)	**(9 857)**	(579)
	Investments in associate companies	**(65)**			
	Property and equipment	**(845)**	(24)		
	Deposits, current accounts and other creditors	**56 261**	12 328		
	Long-term debt instruments	**664**			
	Minority shareholders' interest	**(587)**	850		
	Net assets acquired	**(5 737)**	137	**(9 857)**	(579)
	Goodwill	**(3 779)**	(1 319)		
	Consideration paid	**(9 516)**	(1 182)	**(9 857)**	(579)
	Less: Cash and short-term funds acquired	**1 959**	161		
	Net cash outflow	**(7 557)**	(1 021)	**(9 857)**	(579)
28.9	**Dividends paid**				
	Recognised in the statement of changes in equity (refer note 25)	**(1 282)**	(1 035)	**(1 293)**	(1 044)
		(1 282)	(1 035)	**(1 293)**	(1 044)
29.	**MANAGED FUNDS**				
29.1	**Fair value of funds under management – by type**				
	Unit trusts	**18 583**	12 696		
	Third party	**55 174**	8 070		
	Private clients	**25 400**	5 909		
	Other financial services	**25 186**	12 249		
		124 343	38 924		
29.2	**Fair value of funds under management – by geography**				
	South Africa	**61 860**	13 819		
	Rest of Africa	**348**	556		
	United Kingdom	**43 187**	605		
	United States	**4 281**	168		
	Rest of world	**14 667**	23 776		
		124 343	38 924		

		Unit trusts Rm	Third party Rm	Other financial services Rm	Total Rm
29.	**MANAGED FUNDS (continued)**				
29.3	**Reconciliation of movement in funds under management – by type**				
	Opening balance	12 696	13 979	12 249	38 924
	Acquisitions	11 472	72 416	16 285	100 173
	Disposals		(690)	(48)	(738)
	Inflows	2 264	15 081	9 473	26 818
	Outflows	(3 751)	(9 801)	(9 447)	(22 999)
	Mark-to-market value adjustment	(1 219)	(2 092)	(1 007)	(4 318)
	Foreign currency translation differences	(2 879)	(8 319)	(2 319)	(13 517)
	Closing balance	**18 583**	**80 574**	**25 186**	**124 343**

		South Africa Rm	Rest of Africa Rm	United Kingdom Rm	United States Rm	Rest of world Rm	Total Rm
29.4	**Reconciliation of movement in funds under management – by geography**						
	Opening balance	13 819	556	605	168	23 776	38 924
	Acquisitions	47 124		45 959		7 090	100 173
	Disposals	(637)		(101)			(738)
	Inflows	14 734		6 299	4 225	1 560	26 818
	Outflows	(11 346)	(46)	(943)	(77)	(10 587)	(22 999)
	Mark-to-market value adjustment	(1 833)	(47)	(1 349)		(1 089)	(4 318)
	Foreign currency translation differences	(1)	(115)	(7 283)	(35)	(6 083)	(13 517)
	Closing balance	**61 860**	**348**	**43 187**	**4 281**	**14 667**	**124 343**

The group, through a number of subsidiaries, operates unit trusts, holds and invests funds on behalf of clients and acts as a trustee in a number of fiduciary capacities. In addition, companies in the group operate securities and custodial services on behalf of clients. Commissions and fees earned in respect of trust and management activities performed are included in the income statement as non-interest revenue.

30. EMPLOYEE BENEFITS

The group has a number of defined-benefit and defined-contribution plans whereby it provides pension and post-retirement medical benefits to employees and their dependants on retirement or death. All eligible employees and former employees are members of trustee-administered or underwritten pension schemes within the group, financed by company and employee contributions. All SA plans are governed by the Pension Funds Act, 1956. The defined-benefit funds are actuarially valued using the projected-unit credit method. Any deficits are funded to ensure the ongoing financial soundness of the funds.

The benefits provided for by the defined-benefit schemes are based on years of membership and/or salary levels. These benefits are provided from contributions by employees and the group, and income from the assets of these schemes. The benefits provided for by the defined-contribution schemes are determined by the accumulated contributions and investment earnings. The benefits are provided from contributions by employees, the group, and income from the assets of these schemes. At the dates of the latest valuations the group pension funds were in sound financial position in terms of section 16 of the Pensions Fund Act. During 1998 active members in the Nedcor (defined- benefit) Pension Fund were granted a further option to transfer to one of the defined-contribution funds and approximately three-quarters of the then valuation surplus was allocated to members and pensioners.

30. EMPLOYEE BENEFITS (continued)

30.1 Group defined-benefit plans

The group has recorded an asset of R275 million (2001: R275 million) in advances and other debtors in respect of defined-benefit plans in accordance with the requirements of AC 116.

Nedcor

At 31 December 2002, the date of the latest actuarial calculation, the Nedcor Pension Fund had assets totalling R2 212 million at market value. The actuarial valuation of the liabilities was R1 879 million resulting in a surplus of R333 million.

BoE

As a consequence of the acquisition of BoE during the year, the Nedcor Group now operates three further pension funds, namely NBS Group Pension Fund, Board of Executors Pension Fund and BoE Bank Division Pension Fund.

At 31 December 2002, the date of the latest actuarial calculation, the three BoE funds had combined assets totalling R354 million at market value. The actuarial valuation of the combined liabilities was R286 million resulting in a surplus of R68 million.

Nedbank London

At 31 December 2002, the date of the latest actuarial calculation, the Nedbank London Pension Fund had assets totalling R158 million at market value. The actuarial value of the liabilities was R246 million resulting in a net liability of R88 million.

Gerrard Private Bank

At 1 April 2002, the date of the most recent actuarial valuation, the Gerrard Private Bank Pension Fund had assets totalling R17 million at market value. The actuarial value of the liabilities was R21 million resulting in a net liability of R4 million.

Nedbank Swaziland

At 31 December 2002, the date of the latest actuarial calculation, the Nedbank Swaziland Pension Fund had assets totalling R29 million at market value. The actuarial valuation of the liabilities was R19 million resulting in a surplus of R10 million.

Nedbank Lesotho

At 31 December 2002, the date of the latest actuarial calculation, the Nedbank Lesotho Pension Fund had assets totalling R27 million at market value. The actuarial value of the liabilities was R25 million, resulting in a surplus of R2 million.

		GROUP	
		Defined-benefit pension plans	
		2002 Rm	2001 Rm
30.2	**Amounts recognised in the balance sheet**		
	Present value of funded obligations	**2 476**	1 733
	Fair value of plan assets	**(2 797)**	(2 238)
	Funded status	**(321)**	(505)
	Unrecognised actuarial losses	**(361)**	(34)
	Unrecognised asset due to application of asset ceiling in paragraph 59 of AC 116	**407**	264
	Net asset in balance sheet	**(275)**	(275)
30.3	**Amounts recognised in the income statement**		
	Current service costs	**33**	19
	Interest on obligation	**231**	196
	Expected return on plan assets	**(315)**	(265)
	Net actuarial gains recognised during the year	**(8)**	
	Effect of applying the asset ceiling	**93**	63
	Total included in employee remuneration costs	**34**	13

		GROUP		COMPANY	
		2002	2001	**2002**	2001
		Rm	Rm	**Rm**	Rm
30.	**EMPLOYEE BENEFITS (continued)**				
30.4	**Movements in net asset recognised in the balance sheet**				
	Net asset at beginning of year	**(275)**	(275)		
	Net expense recognised in the income statement	**34**	13		
	Contributions	**(34)**	(13)		
	Net asset recognised at end of year	**(275)**	(275)		

		Nedbank London		All other pension funds	
		2002		**2002**	2001
30.5	**Principal actuarial assumptions at balance sheet date**				
	Interest rate used to discount liabilities (%)	**6,50**		**11,50**	11,50
	Price inflation (%)	**2,50**		**6,50**	6,50
	Salary inflation (%)	**4,00**		**8,00**	8,00
	Expected rates of return on plan assets (%)	**6,25**		**6,62 – 15,00**	12,14
	Pensions in payment and deferred-pensions' inflation (%)	**3,00**		**11,00 – 12,10**	6,50

31. ACQUISITION OF BoE LTD

Nedcor acquired 100% of the BoE Group on 2 July 2002, and has fully consolidated its results.

		1 July 2002 Rm
31.1	**Consideration paid**	**7 697**
	Satisfied by:	
	Cash (R2,90 per BoE share acquired)	6 199
	Nedcor shares (10,4 million Nedcor shares at R129 per share)	1 339
	Other	159

		Book value at date of acquisition	Revaluations	Accounting policy adjustments	Fair value to Nedcor at acquisition
31.2	**Fair value of assets and liabilities acquired**				
	Cash and short-term funds	1 810		23	1 833
	Other short-term securities	3 149	(35)		3 114
	Advances and other debtors	43 761	(635)	(141)	42 985
	Insurance assets	8 676		5	8 681
	Deferred taxation assets	172	304		476
	Current taxation prepaid	66			66
	Investments:				
	Investments in associate companies	26	48	(9)	65
	Other investments	2 629	(86)	34	2 577
	Fixed assets (including property, equipment and intangible assets other than goodwill)	811	(39)		772
	Goodwill	872	(287)		585
	Total assets	61 972	(730)	(88)	61 154
	Deposits, current accounts and other creditors	(46 576)	(106)	(157)	(46 839)
	Deferred taxation liabilities	(74)	17		(57)
	Insurance funds	(8 676)	(5)		(8 681)
	Long-term debt instruments	(664)			(664)
	Net assets acquired	5 982	(824)	(245)	4 913
	***Less:* Existing goodwill acquired**	872	(287)		585
	Net assets acquired excluding goodwill	5 110	(537)	(245)	4 328

	1 July 2002 Rm
31. ACQUISITION OF BoE LTD (continued)	
31.3 Goodwill	
Goodwill arising on the acquisition of BoE	**2 784**
Existing goodwill acquired within BoE	**585**
	3 369

32. DERIVATIVE FINANCIAL INSTRUMENTS

32.1 Derivative financial instruments

These transactions have been entered into in the normal course of business and no material losses are anticipated other than those for which provision has been made in the income statement. There are no commitments or contingent commitments under derivative instruments that are settled other than with cash.

	GROUP					
	Gross carrying value of assets 2002 Rm	**Gross carrying value of liabilities 2002 Rm**	**Net carrying value 2002 Rm**	Gross carrying value of assets 2001 Rm	Gross carrying value of liabilities 2001 Rm	Net carrying value 2001 Rm
32.2 Summary						
Trading contracts (refer note 32.6)	**29 401**	**(28 672)**	**729**	35 936	(36 474)	(538)
Non-trading contracts (refer note 32.6)	**24 141**	**(24 792)**	**(651)**	36 883	(37 644)	(761)
Total carrying value of derivative financial instruments	**53 542**	**(53 464)**	**78**	72 819	(74 118)	(1 299)
Less: Carrying value of off-balance-sheet derivatives	**(2 756)**	**3 231**	**475**	(2 686)	3 055	369
Total carrying value of derivative financial instruments (incl in advances – refer note 6.1) (2001: incl in deposits – refer note 16.1)	**50 786**	**(50 233)**	**553**	70 133	(71 063)	(930)

The total net carrying value of derivative instruments is included in the balance sheet in the advances line item (2001: deposits, current accounts and other creditors). A detailed breakdown of the notional principal and fair value of the various types of derivative financial instruments held by the group is presented in the following table. This table includes both off-balance-sheet derivatives and on-balance-sheet derivatives.

32. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

32.3 Notional principal

Represents the gross notional amounts of all outstanding contracts as at 31 December 2002. This gross notional amount is the sum of the absolute amount of all purchases and sales of derivative instruments. The notional amounts do not represent amounts exchanged by the parties and therefore represent only the measure of involvement by the group in derivative contracts and not its exposure to market or credit risks arising from such contracts. The amounts actually exchanged are calculated on the basis of the notional amounts and other terms of the derivative, which related to interest rates, exchange rates, securities prices or financial and other indices.

	GROUP					
	Trading contracts			Non-trading contracts		
	Notional principal Rm	Positive value Rm	Negative value Rm	Notional principal Rm	Positive value Rm	Negative value Rm
32.4 Notional principal of derivative financial instruments						
2002						
Exchange rate contracts						
Spot	3 032	1 023	2 009	221	221	
Forwards	73 333	38 116	35 217	94 390	46 259	48 131
Futures						
Currency swaps	72 090	37 401	34 689			
Options purchased	399	399				
Options written	382		382			
	149 236	76 939	72 297	94 611	46 480	48 131
Interest rate contracts						
Interest rate swaps	245 179	127 307	117 872	8 538		8 538
Forward rate agreements	160 286	76 690	83 596			
Options purchased	26 708	26 708				
Options written	15 072		15 072			
Futures	4 469	2 829	1 640			
Caps	876	395	481			
Collars						
Floors	18	9	9	9		9
Credit-linked notes	1 436	1 323	113			
Credit default swaps				86	86	
	454 044	235 261	218 783	8 633	86	8 547
Total notional principal	603 280	312 200	291 080	103 244	46 566	56 678

	GROUP					
	Trading contracts			Non-trading contracts		
	Notional principal Rm	Positive value Rm	Negative value Rm	Notional principal Rm	Positive value Rm	Negative value Rm
32. DERIVATIVE FINANCIAL INSTRUMENTS (continued)						
32.4 Notional principal of derivative financial instruments						
2001						
Exchange rate contracts						
Spot	26 856	12 355	14 501	135		135
Forwards	112 288	57 443	54 845	122 940	63 107	59 833
Futures						
Currency swaps	9 316	2 813	6 503			
Options purchased	464	464		246	246	
Options written	388		388	246	246	
	149 312	73 075	76 237	123 567	63 599	59 968
Interest rate contracts						
Interest rate swaps	202 280	98 309	103 971	14 779	4 407	10 372
Forward rate agreements	120 450	62 697	57 753	1 139	50	1 089
Options purchased	17 634	17 634				
Options written	17 378		17 378			
Futures	3 372	3 040	332			
Caps	1 127	370	757	9		9
Collars						
Floors	18	9	9			
Credit-linked notes	1 908	1 750	158	36	36	
Credit default swaps						
Total return swaps						
	364 167	183 809	180 358	15 963	4 493	11 470
Total notional principal	513 479	256 884	256 595	139 530	68 092	71 438

32.5 Carrying value of derivative financial instrument assets and liabilities

The amounts disclosed represent the value of all derivative instruments held as at 31 December 2002. The fair value of a derivative financial instrument is the amount at which it could be exchanged in a current transaction between willing parties, other than a forced liquidation or sale. Fair values are obtained from quoted market prices, discounted cash flow models and market accepted option-pricing models. When it is not practicable, owing to constraints of timeliness or cost, to determine the fair value of a derivative instrument with sufficient reliability, such derivative is included in the following table at a value calculated on an accrual basis. In terms of the latter basis, a value is obtained by taking into account the original cost of the derivative and only the realised gains or losses in respect of the instrument.

	GROUP					
	Trading contracts			Non-trading contracts		
	Net carrying value Rm	Carrying value of assets Rm	Carrying value of liabilities Rm	Net carrying value Rm	Carrying value of assets Rm	Carrying value of liabilities Rm
32. DERIVATIVE FINANCIAL INSTRUMENTS (continued)						
32.6 Carrying value of derivative financial instrument assets and liabilities						
2002						
Exchange rate contracts						
Spot	**(14)**	**10**	**24**	**1**	**1**	
Forwards	**287**	**10 134**	**9 847**	**(222)**	**24 140**	**24 362**
Currency swaps	**(1 031)**	**9 689**	**10 720**			
Options purchased	**14**	**14**				
	(744)	**19 847**	**20 591**	**(221)**	**24 141**	**24 362**
Interest rate contracts						
Interest rate swaps	**(655)**	**6 382**	**7 037**	**(429)**		**429**
Forward rate agreements	**(6)**	**166**	**172**			
Options purchased	**295**	**295**				
Options written	**(651)**		**651**			
Futures	**(3)**	**3**	**6**			
Caps		**4**	**4**			
Collars				**(1)**		**1**
Floors		**1**	**1**			
Credit-linked notes	**2 493**	**2 703**	**210**			
	1 473	**9 554**	**8 081**	**(430)**		**430**
Total carrying value	**729**	**29 401**	**28 672**	**(651)**	**24 141**	**24 792**
2001						
Exchange rate contracts						
Spot	(1 025)	4 611	5 636			
Forwards	287	17 895	17 608	185	36 827	36 642
Currency swaps	(2 492)	4 041	6 533			
Options purchased	44	44				
Options written	(42)		42			
	(3 228)	26 591	29 819	185	36 827	36 642
Interest rate contracts						
Interest rate swaps	28	5 265	5 237	(953)	48	1 001
Forward rate agreements	17	137	120	8	8	
Options purchased	577	577				
Options written	(1 009)		1 009			
Futures	(5)	1	6			
Caps		3	3	(1)		1
Floors		1	1			
Credit-linked notes	3 082	3 361	279			
	2 690	9 345	6 655	(946)	56	1 002
Total carrying value	(538)	35 936	36 474	(761)	36 883	37 644

	GROUP					
	Trading contracts			Non-trading contracts		
	Exchange rate contracts Rm	Interest rate contracts Rm	Total Rm	Exchange rate contracts Rm	Interest rate contracts Rm	Total Rm
32. DERIVATIVE FINANCIAL INSTRUMENTS (continued)						
32.7 Analysis of trading derivative instruments						
32.7.1 Replacement value of over-the-counter derivatives						
2002						
Maturity analysis						
Under one year	**14 719**	**587**	**15 306**	**22 074**		**22 074**
One to five years	**2 908**	**3 330**	**6 238**	**2 030**		**2 030**
Over five years	**2 220**	**5 637**	**7 857**	**37**		**37**
	19 847	**9 554**	**29 401**	**24 141**		**24 141**
Counterparty analysis						
Financial institutions	**19 062**	**9 477**	**28 539**	**24 141**		**24 141**
Non-financial institutions	**785**	**77**	**862**			
	19 847	**9 554**	**29 401**	**24 141**		**24 141**
2001						
Maturity analysis						
Under one year	21 671	847	22 518	33 957	23	33 980
One to five years	2 618	3 548	6 166	2 825	20	2 845
Over five years	2 302	4 950	7 252	45	13	58
	26 591	9 345	35 936	36 827	56	36 883
Counterparty analysis						
Financial institutions	26 223	9 200	35 423	36 793	30	36 823
Non-financial institutions	368	145	513	34	26	60
	26 591	9 345	35 936	36 827	56	36 883
32.7.2 Negative value of over-the-counter derivatives						
2002						
Maturity analysis						
Under one year	**14 685**	**620**	**15 305**	**22 358**	**38**	**22 396**
One to five years	**3 075**	**2 774**	**5 849**	**1 967**	**144**	**2 111**
Over five years	**2 831**	**4 687**	**7 518**	**37**	**248**	**285**
	20 591	**8 081**	**28 672**	**24 362**	**430**	**24 792**
Counterparty analysis						
Financial institutions	**20 437**	**8 049**	**28 486**	**24 362**	**340**	**24 702**
Non-financial institutions	**154**	**32**	**186**		**90**	**90**
	20 591	**8 081**	**28 672**	**24 362**	**430**	**24 792**
2001						
Maturity analysis						
Under one year	22 617	1 017	23 634	33 739	62	33 801
One to five years	3 507	3 100	6 607	2 858	252	3 110
Over five years	3 695	2 538	6 233	45	688	733
	29 819	6 655	36 474	36 642	1 002	37 644
Counterparty analysis						
Financial institutions	29 290	6 512	35 802	36 633	981	37 614
Non-financial institutions	529	143	672	9	21	30
	29 819	6 655	36 474	36 642	1 002	37 644

	GROUP					
	Trading contracts			Non-trading contracts		
	Exchange rate contracts Rm	Interest rate contracts Rm	Total Rm	Exchange rate contracts Rm	Interest rate contracts Rm	Total Rm
32. DERIVATIVE FINANCIAL INSTRUMENTS (continued)						
32.7.3 Notional principal of over-the-counter derivatives						
2002						
Maturity analysis						
Under one year	**127 462**	**226 617**	**354 079**	**86 066**	**6 496**	**92 562**
One to five years	**17 647**	**167 968**	**185 615**	**8 426**	**625**	**9 051**
Over five years	**4 127**	**59 459**	**63 586**	**119**	**1 512**	**1 631**
	149 236	**454 044**	**603 280**	**94 611**	**8 633**	**103 244**
Counterparty analysis						
Financial institutions	**143 171**	**450 595**	**593 766**	**75 225**	**5 760**	**80 985**
Non-financial institutions	**6 065**	**3 449**	**9 514**	**19 386**	**2 873**	**22 259**
	149 236	**454 044**	**603 280**	**94 611**	**8 633**	**103 244**
2001						
Maturity analysis						
Under one year	135 795	210 246	346 041	115 383	7 743	123 126
One to five years	8 370	116 870	125 240	7 937	5 723	13 660
Over five years	5 147	37 051	42 198	247	2 497	2 744
	149 312	364 167	513 479	123 567	15 963	139 530
Counterparty analysis						
Financial institutions	145 317	358 395	503 712	83 235	13 382	96 617
Non-financial institutions	3 995	5 772	9 767	40 332	2 581	42 913
	149 312	364 167	513 479	123 567	15 963	139 530

32.8 Risk monitoring

Details of the group's risk monitoring structure, policies and methods are noted on pages 100 to 129 and the interest rate risk analysis is detailed on pages 149 and 150.

33. FOREIGN CURRENCY CONVERSION GUIDE

Monetary figures in these financial statements are expressed to the nearest million South African rand. The approximate value of the South African rand as at 31 December against the following currencies was:

	2002	2001
United States dollar	**0,1163**	0,0830
Pound sterling	**0,0722**	0,0573
Euro	**0,1110**	0,0938
Deutschmark	**0,2577**	0,1835
Japanese yen	**13,8058**	10,8988

NEDCOR

Segmental analysis

for the year ended 31 December

Earnings	% change	2002 Rm	2002 %	2001 Rm	2001 %
BY OPERATION					
South Africa	2	**2 636**	**79**	2 595	84
Retail banking	70	**653**	**20**	384	12
Nedbank		**354**	**11**	189	6
Peoples Bank		**299**	**9**	195	6
Commercial banking	(37)	**448**	**14**	711	24
Nedbank		**256**	**8**	579	20
Imperial Bank*		**72**	**2**	37	1
Cape of Good Hope Bank		**120**	**4**	95	3
Corporate and investment banking	5	**1 329**	**39**	1 263	41
Nedbank		**866**	**26**	945	31
Nedcor Investment Bank*		**463**	**13**	318	10
Strategic technology investments	(171)	**(32)**	**(1)**	45	1
Internal funding and group operations	24	**238**	**7**	192	6
International (including Africa)	(7)	**465**	**14**	498	16
Nedbank		**112**	**3**	161	5
Gerrard Private Bank*		**56**	**2**	31	1
Nedcor Investment Bank*		**297**	**9**	306	10
BoE		**265**	**7**		
BoE (South Africa)		**448**	**13**		
BoE International		**71**	**2**		
BoE Funding		**(254)**	**(8)**		
Core earnings	9	**3 366**	**100**	3 093	100
Non-core items (refer note 24.2)		**(781)**		696	
Headline earnings		**2 585**		3 789	
BY GEOGRAPHY					
South Africa	9	**2 830**	**84**	2 595	84
Nedcor excluding BoE		**2 636**	**79**	2 595	84
BoE		**448**	**13**		
BoE Funding		**(254)**	**(8)**		
Non-South African	8	**536**	**16**	498	16
Rest of Africa	132	**272**	**8**	117	4
Rest of the world	(31)	**264**	**8**	381	12
Nedcor excluding BoE		**193**	**6**	381	12
BoE		**71**	**2**		
Core earnings	9	**3 366**	**100**	3 093	100

* *Net of minorities.*

Segmental analysis

for the year ended 31 December

	Retail						Commercial		
	Nedbank			Peoples Bank			Nedbank		
	2002 Rbn	2001 Rbn	%	**2002 Rbn**	2001 Rbn	%	**2002 Rbn**	2001 Rbn	%
AVERAGE BALANCE SHEET									
Short-term funds and trading securities	**0,5**	0,5		**0,4**	0,4				
Mortgage loans	**28,0**	24,8	13	**7,0**	6,4	9	**5,2**	4,3	21
Credit card balances	**3,5**	3,8	(8)						
Leases and instalment debtors	**3,6**	2,8	29	**0,2**	0,4	(50)	**6,4**	5,4	19
Loans and overdrafts	**7,2**	6,6	9	**1,4**	2,2	(36)	**24,0**	19,0	26
Other assets	**0,8**	0,6	33	**0,2**	0,5	(60)	**0,1**	0,1	
Total assets*	**43,6**	39,1	12	**9,2**	9,9	(7)	**35,7**	28,8	24
Total interest-earning assets*	**43,3**	38,8	12	**9,1**	9,8	(7)	**35,6**	28,8	24
Current and savings accounts	**12,4**	11,2	11	**1,2**	1,1	9	**8,3**	7,0	19
Deposits and loan accounts	**28,0**	24,9	12	**6,3**	7,5	(16)	**25,7**	20,3	27
Long-term debt				**0,1**	0,3	(67)			
Allocated capital	**3,2**	3,0	7	**1,6**	1,0	60	**1,7**	1,5	13
Equity and liabilities	**43,6**	39,1	12	**9,2**	9,9	(7)	**35,7**	28,8	24
	Rm	Rm	%	**Rm**	Rm	%	**Rm**	Rm	%
INCOME STATEMENT									
Net interest income	**2 259**	1 915	18	**792**	671	18	**1 493**	1 405	6
Non-interest revenue	**1 703**	1 489	14	**290**	212	37	**797**	710	12
Gross operating income	**3 962**	3 404	16	**1 082**	883	23	**2 290**	2 115	8
Total specific and general provisions	**416**	411	1	**254**	64	299	**816**	277	194
Net operating income	**3 546**	2 993	18	**828**	819	1	**1 474**	1 838	(20)
Total expenses	**3 035**	2 728	11	**554**	537	3	**1 116**	1 013	10
Net profit before tax	**511**	265	93	**274**	282	(3)	**358**	825	(57)
Total tax	**160**	78	107	**(155)**	87	(278)	**102**	246	(58)
Net profit after tax	**351**	187	88	**429**	195	119	**256**	579	(56)
Associate income	**3**	2	43						
Minority shareholders' interest				**130**					
Core earnings	**354**	189	87	**299**	195	52	**256**	579	(56)
SELECTED RATIOS									
Return on average assets (%)	**0,81**	0,48		**4,67**	1,97		**0,72**	2,01	
Return on average equity (%)	**11,1**	6,3		**26,9**	19,5		**15,1**	38,6	
Interest margin (%)	**5,22**	4,94		**8,70**	6,85		**4,19**	4,88	
Bad debts to net interest income (%)	**18,4**	21,5		**32,1**	9,5		**54,6**	19,7	
Non-interest revenue to gross income (%)	**43,0**	43,7		**26,8**	24,0		**34,8**	33,6	
Expenses to gross income (%)	**76,6**	80,2		**51,1**	60,8		**48,7**	47,9	
Effective tax rate (%)	**31,4**	29,3		**(56,6)**	31,0		**28,6**	29,8	
Staff complement (number)	**4 190**	4 616		**1 336**	1 131		**1 412**	1 474	

Segment results are based on management results and include revenue, provisioning, expenses and taxes directly attributable to a segment and the relevant portion of revenue and expenses that can be allocated in a reasonable ratio to a segment on a full-absorption basis, whether from external transactions or from transactions with other segments. Segment results are determined including directly attributable minority shareholders' interests. Segment assets and liabilities are based on average balances and comprise those operating assets and liabilities that are directly attributable to a segment or can be allocated to the segment on a reasonable basis. Capital is allocated to segments based on the related risk-weighted assets in terms of the Banks Act classifications and weightings. Capital allocation and transfer pricing of support costs between segments are aspects currently under review.

Commercial						Corporate and investment banking					
Cape of Good Hope Bank			Imperial Bank			Nedbank			Nedcor Investment Bank		
2002 Rbn	2001 Rbn	%	**2002 Rbn**	2001 Rbn	%	**2002 Rbn**	2001 Rbn	%	**2002 Rbn**	2001 Rbn	%
0,6	0,5	20	**0,5**	0,3	67	**16,6**	14,4	15	**10,5**	7,6	38
5,0	4,0	25	**1,9**	1,0	90				**5,7**	5,8	(2)
0,9	0,6	50	**4,4**	2,9	52	**1,5**	1,2	25		0,1	(100)
0,5	0,3	67	**0,2**	0,4	(50)	**95,5**	83,8	14	**11,4**	10,1	13
0,2	0,1	100	**0,2**	0,2		**0,3**	0,2	50	**2,8**	2,2	27
7,2	5,5	31	**7,2**	4,8	50	**113,9**	99,6	14	**30,4**	25,8	18
7,1	5,4	31	**7,1**	4,7	51	**113,8**	99,6	14	**28,8**	24,6	17
0,2	0,2					**1,7**	0,8	113			
6,5	4,9	33	**6,1**	3,6	69	**107,3**	94,5	14	**27,0**	23,0	17
			0,3	0,9	(67)	**0,6**	0,5	20			
0,5	0,4	25	**0,8**	0,3	167	**4,3**	3,8	13	**3,4**	2,8	21
7,2	5,5	31	**7,2**	4,8	50	**113,9**	99,6	14	**30,4**	25,8	18
Rm	Rm	%	**Rm**	Rm	%	**Rm**	Rm	%	**Rm**	Rm	%
243	208	17	**371**	187	98	**675**	750	(10)	**365**	322	14
62	40	54	**136**	88	56	**1 053**	985	7	**1 173**	1 040	13
305	248	23	**507**	275	84	**1 728**	1 735		**1 538**	1 362	13
30	36	(16)	**135**	64	113	**44**	57	(23)	**31**	40	(22)
275	212	30	**372**	211	76	**1 684**	1 678		**1 507**	1 322	14
110	93	19	**181**	111	63	**617**	465	33	**515**	444	16
165	119	39	**191**	100	92	**1 067**	1 213	(12)	**992**	878	13
50	37	35	**48**	26	84	**201**	268	(25)	**150**	145	3
115	82	41	**143**	74	94	**866**	945	(8)	**842**	733	15
5	13	(63)							**9**	9	(3)
			71	37	94				**91**	118	(23)
120	95	26	**72**	37	94	**866**	945	(8)	**760**	624	22
1,66	1,73		**1,99**	1,53		**0,76**	0,95		**2,80**	2,88	
24,0	23,9		**17,9**	24,5		**20,1**	24,9		**25,0**	26,5	
3,43	3,86		**5,22**	3,98		**0,59**	0,75		**1,27**	1,31	
12,4	17,1		**36,5**	34,0		**6,5**	7,6		**8,6**	12,5	
20,4	16,3		**26,9**	31,8		**60,9**	56,7		**76,3**	76,4	
36,2	37,3		**35,7**	40,4		**35,7**	26,8		**33,5**	32,6	
30,3	31,3		**25,1**	26,1		**18,8**	22,1		**15,1**	16,5	
328	337		**501**	324		**584**	581		**807**	710	

* *Excludes customers' indebtedness for acceptances.*

Segmental analysis

for the year ended 31 December

	International (including Africa)						T&O strategic investments		
	Nedbank			Gerrard Private Bank					
	2002 Rbn	2001 Rbn	%	**2002 Rbn**	2001 Rbn	%	**2002 Rbn**	2001 Rbn	%
AVERAGE BALANCE SHEET									
Short-term funds and trading securities	**3,2**	2,8	14	**3,2**	0,7	357			
Mortgage loans	**0,1**	0,1							
Credit card balances									
Leases and instalment debtors									
Loans and overdrafts	**13,5**	11,0	23	**6,0**	4,3	40			
Other assets	**4,1**	2,9	41	**0,2**	0,1	100	**1,5**	3,9	(62)
Total assets*	**20,9**	16,8	24	**9,4**	5,1	84	**1,5**	3,9	(62)
Total interest-earning assets*	**17,0**	14,0	21	**9,3**	5,1	82			
Current and savings accounts	**1,1**	0,9	22	**2,7**	1,5	80			
Deposits and loan accounts	**17,2**	14,1	22	**6,2**	3,4	82	**3,5**	3,0	17
Long-term debt									
Allocated capital	**2,6**	1,8	44	**0,5**	0,2	150	**(2,0)**	0,9	(322)
Equity and liabilities	**20,9**	16,8	24	**9,4**	5,1	84	**1,5**	3,9	(62)
	Rm	Rm	%	**Rm**	Rm	%	**Rm**	Rm	%
INCOME STATEMENT									
Net interest income	**199**	160	24	**115**	59	94	**(89)**	(186)	52
Non-interest revenue	**174**	165	6	**97**	47	107	**20**	182	(89)
Gross operating income	**373**	325	15	**212**	106	100	**(69)**	(4)	
Total specific and general provisions	**6**	4	48						
Net operating income	**367**	321	14	**212**	106	99	**(69)**	(4)	
Total expenses	**335**	235	43	**121**	61	99	**15**	12	19
Net profit before tax	**32**	86	(63)	**91**	45	102	**(84)**	(16)	(439)
Total tax	**17**	29	(40)	**16**	8	99	**(19)**	(6)	(247)
Net profit after tax	**15**	57	(73)	**75**	37	100	**(65)**	(10)	(554)
Associate income	**104**	105					**34**	56	(40)
Minority shareholders' interest	**7**	1	564	**19**	6	236	**1**	1	140
Core earnings	**112**	161	(30)	**56**	31	82	**(32)**	45	(171)
SELECTED RATIOS									
Return on average assets (%)	**0,57**	0,96		**0,79**	0,71				
Return on average equity (%)	**4,6**	9,0		**14,9**	18,1				
Interest margin (%)	**1,17**	1,15		**1,24**	1,16				
Bad debts to net interest income (%)	**3,0**	2,5		**0,26**	0,00				
Non-interest revenue to gross income (%)	**46,8**	50,7		**45,78**	44,12				
Expenses to gross income (%)	**89,9**	72,3		**57,24**	57,48				
Effective tax rate (%)	**54,4**	33,3		**17,40**	17,70				
Staff complement (number)	**534**	455		**136**	133				

Internal funding and eliminations			BoE			BoE Funding			Nedcor		
2002 Rbn	2001 Rbn	%	**2002 Rbn**	2001 Rbn	%	**2002 Rbn**	2001 Rbn	%	**2002 Rbn**	2001 Rbn	%
0,3	0,3		**2,7**						**38,5**	27,5	40
0,1	0,2	(50)	**3,0**						**56,0**	46,6	20
			0,1						**3,6**	3,8	(5)
0,2	0,1	100	**1,4**						**18,6**	13,5	38
(89,7)	(74,1)	(21)	**14,0**						**84,0**	63,6	32
6,8	4,6	48	**8,5**			**2,9**			**28,6**	15,4	86
(82,3)	(68,9)	(19)	**29,7**			**2,9**			**229,3**	170,4	35
(87,8)	(71,4)	(19)	**22,5**			**2,9**			**208,7**	159,4	31
0,3	0,3		**2,9**						**30,8**	23,0	34
(81,9)	(69,6)	(18)	**23,8**			**0,9**			**176,6**	129,6	36
2,0	0,5		**0,2**			**2,0**			**5,2**	2,2	–
(2,7)	(0,1)		**2,8**						**16,7**	15,6	7
(82,3)	(68,9)	(19)	**29,7**			**2,9**			**229,3**	170,4	35
Rm	Rm	%	**Rm**	Rm	%	**Rm**	Rm	%	**Rm**	Rm	%
(549)	(223)	(146)	**789**			**(363)**			**6 300**	5 268	20
328	96	241	**1 096**						**6 929**	5 054	37
(221)	(127)	(74)	**1 885**			**(363)**			**13 229**	10 322	28
(20)	105	(119)	**66**						**1 778**	1 058	68
(201)	(232)	13	**1 819**			**(363)**			**11 451**	9 264	24
(460)	(283)	(63)	**1 195**						**7 334**	5 416	35
259	51	406	**624**			**(363)**			**4 117**	3 848	7
	(146)	100	**119**			**(109)**			**580**	772	(25)
259	197	32	**505**			**(254)**			**3 537**	3 076	15
(7)	(4)	(90)	**14**						**162**	181	(11)
14	1								**333**	164	103
238	192	24	**519**			**(254)**			**3 366**	3 093	9
			1,75						**1,61**	1,91	
			18,5						**22,1**	20,9	
			3,51						**3,02**	3,30	
			8,4						**28,2**	20,1	
			58,1						**52,4**	49,0	
			63,4						**55,4**	52,5	
			19,1						**14,1**	20,1	
8 726	9 417		**6 535**						**25 089**	19 178	

Analysis of investments in associate companies

for the year ended 31 December

Name of company and nature of business†	Percentage holding 2002 %	2001 %	Acquisition date	Year-end	Date which equity income accounted for
LISTED					
Banking					
State Bank of Mauritius Ltd	**20,1**	20,1	Nov 97	Jun	Dec 02
Technology					
Net 1 Applied Technology Holdings Ltd	**25,7**	26,1	Jul 00	Jun	Dec 02
UNLISTED					
Banking					
Merchant Bank of Central Africa Ltd††††	**29,3**	29,3	Dec 93	Dec	Jun 02
HSBC Equator Holdings plc	**40,0**	40,0	May 94	Dec	Dec 02
Commercial Bank of Namibia Ltd	**47,3**	43,6	Dec 94	Dec	Dec 02
Finance Corporation of Malawi Ltd****		45,3	Jul 99	Dec	Dec 02
BNP Nedbank Mozambique SARL**		40,0	Oct 99	Dec	Dec 02
Banque SBM Madagascar	**20,0**	20,0	Dec 99	Jul	Dec 02
SBM Nedbank International Ltd	**50,0**	50,0	Jul 99	Dec	Dec 02
Technology					
The Internet Solution (Pty) Ltd/ Linx Holdings (Pty) Ltd*****	**20,0**	20,0	Jun 00	Sept	Dec 02
The IQ Business Group (Pty) Ltd	**23,5**	25,1	Jul 00	Mar	Dec 02
Miraculum (Pty) Ltd	**31,7**	31,7	Jul 00	Sept	Dec 02
Nashua NedTel Communications (Pty) Ltd***			Jan 99	Sept	Dec 02
Acturis Ltd	**60,0**	40,0	Mar 01	Sept	Dec 02
Hatch Investments (Mauritius) Ltd	**37,5**	74,9	Mar 01	Mar	Dec 02
Business Connexion Solutions Holdings (Pty) Ltd	**23,1**		Jul 02	Feb	Dec 02
Evolve Internet Incubator (Pty) Ltd	**35,0**		Jul 02	Jun	Dec 02
FutureKids SA (Pty) Ltd	**39,6**		Jul 02	Mar	Dec 02
Other					
Aka Capital (Pty) Ltd	**25,0**		Jul 02	Sept	Dec 02
Corobrik (Pty) Ltd – Aka Capital	**25,0**		Jul 02	Jun	Dec 02
Forecourt Television Network	**17,3**		Jul 02	Feb	Dec 02
Retail Investment Holdings (Pty) Ltd	**49,0**		Jul 02	June	Dec 02
Erf 787 Lakefield (Pty) Ltd	**50,0**		Jul 02	June	Dec 02
Bridgeport Properties (Pty) Ltd	**40,0**		Jul 02	Sept	Dec 02
Inclub Properties (Pty) Ltd	**28,0**		Jul 02	Sept	Dec 02
Tokai Development (Pty) Ltd	**25,0**		Jul 02	Jun	Dec 02
Lyric Rose (Pty) Ltd	**25,0**		Jul 02	Feb	Dec 02
Linbro Village (Pty) Ltd	**50,0**		Jul 02	Mar	Dec 02
Superbia Four (Pty) Ltd	**30,0**		Jul 02	Apr	Dec 02
Stowaway Self Storage South Africa (Pty) Ltd	**50,0**		Jul 02	Dec	Dec 02
Blue Cloud Investments 40 (Pty) Ltd	**45,0**		Jul 02	Dec	Dec 02
Steenberg Office Development (Pty) Ltd	**25,0**		Jul 02	Feb	Dec 02
Win Twice Properties (Pty) Ltd	**30,0**		Jul 02		Dec 02
Sandton Square Portion 8 (Pty) Ltd	**25,0**		Jul 02		Dec 02
Good Cape Ltd	**50,0**		Jul 02		Dec 02
Western Cape Property Company Ltd	**23,0**	20,0	Nov 98	Dec	Dec 02
Catalyst Holdings (Pty) Ltd	**30,0**	30,0	Jan 99	Dec	Dec 02
NIB Securities (Pty) Ltd†††		40,0	Jul 99	Dec	Nov 02
Franklin Templeton – NIB Asset Management (Pty) Ltd†††		50,0	Aug 00	Sept	Sep 02
Virgin Active††		30,0	Mar 01	Dec	Dec 02
Other					

* *Represents an amount less than R1 million.*

** *Disposed of in 2002.*

*** *Disposed of in 2001, but still reflects equity income.*

**** *Consolidated as a subsidiary from 1 January 2002.*

***** *The group's former 33,3% interest in Linx Holdings (Pty) Ltd was effectively sold as part payment to acquire a 20% interest in The Internet Solution (Pty) Ltd.*

† *All investments in associates are accounted for on the equity method.*

†† *No longer accounted for as an associate.*

††† *Minority shareholders' interest acquired during 2002.*

†††† *As of 1 July 2001 income from this Zimbabwean associate was no longer accounted for.*

Equity-accounted earnings 2002 Rm	Equity-accounted earnings 2001 Rm	Carrying amount 2002 Rm	Carrying amount 2001 Rm	Market value/ Directors' valuation 2002 Rm	Market value/ Directors' valuation 2001 Rm	Net indebtedness of loans to/(from) associates 2002 Rm	Net indebtedness of loans to/(from) associates 2001 Rm
61	55	482	630	327	377		
31	27	157	143	198	204		176
43	50	288	502	289	507	17	70
	8	43	94	43	94		
(2)	9	50	111	50	116		
32	26	93	71	93	71	17	70
3	(4)	(1)	39	*	39		
*	2		34		34		
2	3	9	13	9	13		
8	6	94	140	94	140		
(5)	22	375	458	430	458	31	(46)
11	8	145	200	200	200	19	(46)
(6)	8	62	127	62	127		
(3)	(5)	*	3	*	3		
	24						
		139	60	139	60	6	
(3)	(13)	15	68	15	68	6	
1		7		7			
(3)		2		2			
(2)		5		5			
32	27	202	168	234	366	81	264
(1)		4		4			
5		32		32			
(4)		6		6			
5		6		6			
		5		5			
1		5		5			
(1)		8		8			
5		9		9			
*		4		4			
*		*		*			
		*		*			
*		12		12			
(1)		4		4			
*		1		1			
*		4		4			
		13		13			
		3		3			
(3)	3	10	14	10	14	36	49
8	10	36	30	36	30	36	48
1	2		3		23		
4			42		183		
			57		57		156
12	12	38	22	71	59	9	11
162	181	1 504	1 901	1 478	1 912	129	464

Associate and other investments

for the year ended 31 December

Associate investments

Analysis	Banking Rm	Technology Rm	Other Rm	Total Rm
2002				
Listed shares, at cost – Net asset value	**198**	**46**		**244**
– Goodwill	**76**	**78**		**154**
Unlisted shares, at cost – Net asset value	**150**	**194**	**132**	**476**
– Goodwill	**115**	**567**	**84**	**766**
Share of retained earnings since acquisition	**435**	**58**	**71**	**564**
Goodwill written off/impairments	**(239)**	**(405)**	**(84)**	**(728)**
Dividends received	**(147)**	**(6)**	**(2)**	**(155)**
Foreign exchange movements	**182**		**1**	**183**
Net interest in associate companies	**770**	**532**	**202**	**1 504**
2001				
Listed shares, at cost – Net asset value	198	46		244
– Goodwill	106	78		184
Unlisted shares, at cost – Net asset value	195	157	112	464
– Goodwill	111	564	76	751
Share of retained earnings since acquisition	335	29	71	435
Goodwill written off	(111)	(273)	(75)	(459)
Dividends received	(95)		(17)	(112)
Foreign exchange movements	393		1	394
Net interest in associate companies	1 132	601	168	1 901

Summarised financial information
2002

	Banking Rm	Technology Rm	Other Rm	Total Rm
Total assets	**15 872**	**1 181**	**914**	**17 967**
Total liabilities	**12 147**	**502**	**731**	**13 380**
Operating results	**1 441**	**119**	**4**	**1 564**
2001				
Total assets	22 069	991	885	23 945
Total liabilities	19 435	289	729	20 453
Operating results	364	143	9	516

Other investments

	2002 Rm	2001 Rm
Listed		
Dimension Data plc – 103 134 329 shares held (2001: 103 134 329)	**414**	1 495
Apexhi	**94**	
Primegro Properties	**64**	
Others*	**664**	402
	1 236	1 897
Unlisted		
Insurance policies	**1 267**	702
NIBi Fund	**700**	644
NIBH Transformation Fund	**144**	89
New Limpopo Bridge		150
Kagiso Investments Trust	**59**	50
Century City	**329**	
Monex	**359**	
Others*	**1 335**	388
	4 193	2 023

* *Less than R50 million.*

Subsidiary companies

as at 31 December

	GROUP				COMPANY			
	Issued capital		Effective holdings		Book value of investments		Net indebtedness	
	Dec 2002 Rm	Dec 2001 Rm	**Dec 2002 Rm**	Dec 2001 Rm	**Dec 2002 Rm**	Dec 2001 Rm	**Dec 2002 Rm**	Dec 2001 Rm
BANKING								
Nedbank Ltd	**23**	22	**100**	100	**3 360**	2 630	**(5 934)**	396
Cape of Good Hope Bank Ltd	**6**	6	**100**	100	**61**	61	**79**	64
Nedcor Investment Bank Ltd	**6**	6	**100**	84				
Imperial Bank Ltd	**3**	2	**50**	50				
Gerrard Private Bank (Jersey)	**7**	9	**74**	74				
Nedbank Lesotho Ltd	**20**	20	**100**	100				
Nedbank Swaziland Ltd	**12**	12	**67**	67				
Nedcor Asia Ltd	**202**	283	**100**	100				
Peoples Bank Ltd	**26**	26	**100**	100				
BoE Ltd	**11**		**100**		**7 697**			
Fincom Bank of Malawi Ltd	**20**		**73**					
TRUST AND PARTICIPATION BOND ADMINISTRATION								
SG International Ltd (Jersey)	*	*	**84**	84				
Syfrets Participation Bond Managers Ltd	**1**	1	**100**	100				
NIB Multi-Manager Management Company Ltd	**2**	2	**100**	100				
Syfrets Trust Ltd	*	*	**92**	92				
OTHER COMPANIES								
Nedcor Investment Bank Holdings Ltd	**17**	16	**100**	84	**1 353**	176		
Nedcor Investments Ltd	**27**	27	**84**	84				
Nedcor Group Insurance Company Ltd	**10**	10	**100**	100				
Nedcor Group Insurance Company (SA) Ltd	*	*	**100**	100	**5**	5		
Nedcor Insurance Company Ltd	*	*	**100**	100	**32**	32		
BoE Life Ltd	1		100					
BoE Life Assurance Company Ltd	15		100					
BoE Life International Ltd	174		100					
Franklin Templeton Asset Management (Pty) Ltd	*		100					
NIB Securities (Pty) Ltd	*		100					
Nedbank Africa Investments Ltd	*	*	**100**	100				
Nedcor Trade Services Ltd	**3**	2	**100**	100				
Tando AG	**215**		**100**		**253**			
Other companies	*	*			**2**	2	**(13)**	(13)
					12 763	2 906	**(5 868)**	447

Note 1

Net income after taxation earned by subsidiaries (after eliminating intercompany transactions)		
Aggregate headline earnings	**2 694**	3 884
Aggregate losses	**109**	90

Note 2

General information required in terms of the 4th schedule of the Companies Act, 1973, is detailed in respect of only those subsidiaries where the financial position or results are material to the group. It is considered that the disclosure in these statements of such information in respect of the remaining subsidiaries would entail expense out of proportion to the value to members. Other subsidiaries consist of nominee, property-owning and financial holding companies and companies acquired in the course of lending activities. A register detailing information in respect of all subsidiaries is available for inspection at the registered office.

* *Less than R1 million.*

Group employee incentive schemes

as at 31 December

	Nedcor share incentive trust		NIB share incentive trust*		Total	
	2002	2001	**2002**	2001	**2002**	2001
Movements						
Options outstanding at beginning of period	**14 259 497**	12 008 138	**–**		**14 259 497**	12 008 138
Granted	**9 528 279**	3 815 371	**3 178 132**		**12 706 411**	3 815 371
Exercised	**3 130 354**	1 336 264	**243 100**		**3 373 454**	1 336 264
Surrendered	**394 341**	227 748	**34 125**		**428 466**	227 748
Options outstanding at end of period	**20 263 081**	14 259 497	**2 900 907**		**23 163 988**	14 259 497

NEDCOR SHARE INCENTIVE TRUST

The following options granted had not been exercised as at 31 December 2002:

Option expiry date	Number of shares	Issue price R	Option expiry date	Number of shares	Issue price R	Option expiry date	Number of shares	Issue price R
01 Mar 03	1 881	127,00	b/f	1 129 510		b/f	8 301 723	
01 Mar 03	38 880	127,40	01 Mar 04	26 672	150,00	06 Nov 05	10 000	52,50
01 Mar 03	1 224	129,00	01 Mar 04	39 900	26,50	02 Jan 06	31 426	63,00
01 Mar 03	2 648	131,40	01 Mar 04	237	129,00	01 Mar 06	62	150,00
01 Mar 03	707	134,00	01 Mar 04	825	134,00	01 Mar 06	533	129,20
01 Mar 03	360	138,00	18 Apr 04	2 040	26,50	01 Mar 06	368	130,60
01 Mar 03	1 218	142,00	01 Jul 04	3 600	123,50	01 Mar 06	512	134,00
01 Mar 03	110	143,00	14 Aug 04	2 641 091	98,75	01 Mar 06	313	139,00
01 Mar 03	1 252	148,80	01 Oct 04	13 400	95,25	01 Apr 06	117 200	133,20
01 Mar 03	29 354	150,00	05 Nov 04	450	97,00	02 May 06	20 500	128,60
01 Mar 03	168	151,00	05 Nov 04	280	107,00	22 Aug 06	130 500	152,00
02 May 03	69 033	90,25	05 Nov 04	2 686	120,00	01 Oct 06	7 414	117,60
01 Jul 03	24 408	100,75	08 Nov 04	145 000	35,25	01 Oct 06	2 920	131,45
06 Aug 03	780 950	95,00	01 Mar 05	789	150,00	01 Oct 06	40 000	155,20
01 Oct 03	2 000	100,00	01 Mar 05	117	151,00	01 Nov 06	38 000	142,00
01 Oct 03	4 000	126,90	01 Mar 05	558	134,00	20 Nov 06	33 682	155,00
04 Nov 03	34 110	106,00	01 Mar 05	339	146,00	01 Mar 07	122 400	157,00
05 Nov 03	6 342	95,60	01 Mar 05	35 722	146,00	01 Mar 07	385	150,00
05 Nov 03	410	105,20	31 Mar 05	28 700	137,60	01 Mar 07	98	151,00
05 Nov 03	240	105,80	22 May 05	250	44,75	31 Mar 07	2 984 939	136,20
05 Nov 03	287	106,20	01 Jun 05	3 323 200	125,00	01 Jun 07	3 100	132,00
05 Nov 03	299	107,00	01 Jul 05	1 700	44,00	28 Sep 07	311 842	130,80
05 Nov 03	101	107,60	01 Jul 05	91 900	136,00	02 Nov 07	21 347	123,00
05 Nov 03	419	108,00	14 Jul 05	6 500	137,40	06 Nov 07	43 000	131,00
05 Nov 03	914	119,60	26 Aug 05	32 065	120,22	19 Nov 07	15 800	125,00
02 Jan 04	36 826	107,80	26 Aug 05	2 234	96,06	14 Feb 08	23 700	115,00
01 Feb 04	81 500	122,80	01 Sep 05	121 320	121,00	15 Apr 08	4 100 231	125,00
01 Mar 04	8 392	142,00	12 Sep 05	95 065	44,50	15 Oct 08	512 786	102,65
01 Mar 04	409	147,00	27 Sep 05	418 733	111,80	02 Jul 08	3 338 300	123,60
01 Mar 04	1 068	148,80	01 Oct 05	136 840	117,60	27 Nov 08	50 000	123,60
	1 129 510			**8 301 723**			**20 263 081**	

Included in the above are 1 706 000 (2001: 2 275 037) options outstanding that were granted to executive directors.

* *Options are based on Nedcor shares.*

NIB SHARE INCENTIVE SCHEME

The following Nedcor options had not been exercised as at 31 December 2002. These options were granted to replace the NIB shares options on its delisting after Nedcor acquired the outstanding minority shareholders' interests:

Option expiry date	Number of shares	Issue price R
26 Aug 05	1 292 418	79,50
22 Oct 05	14 493	79,50
07 Feb 06	50 000	79,50
21 Jun 06	74 136	79,50
26 Jul 06	63 588	79,50
29 Nov 06	73 333	79,50
08 Feb 07	86 124	96,00
16 May 07	29 762	84,00
24 Jul 07	156 534	89,70
11 Sep 07	17 172	97,50
02 Nov 07	885 015	86,40
01 Dec 07	1 000	86,40
06 Feb 08	15 333	90,90
01 Apr 08	61 666	81,00
01 Apr 08	10 000	90,90
08 Apr 08	2 000	81,00
01 May 08	15 000	81,00
21 Jun 08	6 667	111,00
01 Jul 08	10 000	105,00
01 Jul 08	36 666	111,00
	2 900 907	

Included in the above are 135 030 options outstanding that were granted to executive directors.

Embedded-value report

as at 31 December for the Nedcor Group's life insurance operations

1. SCOPE OF EMBEDDED VALUE

This report sets out the embedded value and the value of new business of Nedcor Group's life insurance operations as at 31 December 2002. The scope of the embedded value comprises the life insurance businesses of BoE Life Limited, BoE Life Assurance Company Limited, NIB Life Limited and BoE Life International on the Isle of Man.

2. DEFINITION OF EMBEDDED VALUE AND VALUE OF NEW BUSINESS

An embedded value is an estimate of the economic value of a company, excluding any goodwill element that may be attributed to the value of writing future new business. The embedded value is defined as:

- the shareholder's net assets; plus
- the value of in-force business, net of the cost of holding prudential reserves in respect of the in-force life insurance business.

The shareholder's net assets represent the excess of the assets of the life insurance company, less current liabilities, over the actuarial value of the policy liabilities, as shown in the accounts of each company.

The value of the in-force life insurance business is calculated as the present value, using a risk-adjusted discount rate, of the projected stream of future after-tax profits for business in force at the calculation date. The stream of profits is determined on the financial soundness valuation basis for South African business and a bonus reserve valuation basis for Isle of Man business, as published in the respective financial statements of each insurer.

The cost of holding prudential reserves in respect of in-force life insurance business is calculated as the amount of prudential reserves at the valuation date less the discounted value, at the risk-adjusted discount rate, of expected after-tax investment income on these reserves and the expected release of these reserves over the lifetime of the in-force business. The cost of holding the prudential reserves reflects the fact that the expected long-term investment return on the assets backing the prudential reserves is less than the rate of return required by shareholders, as reflected by the risk discount rate. For South African business the prudential reserves consist of the capital adequacy requirements. For Isle of Man business prudential reserves consist of resilience reserves.

The value of new business is a measure of the value added to the company as a result of writing new business. It is calculated as the present value (at the point of sale), using a risk-adjusted discount rate, of the projected stream of future after-tax profits of new insurance business sold during the period. The stream of future profits is determined in the same way as described for in-force business and allowance is made for initial expenses. The value of the new business is reduced by the cost of holding prudential reserves over the life of the new business.

3. EMBEDDED VALUE AND VALUE OF NEW BUSINESS RESULTS AS AT 31 DECEMBER 2002

Rm	BoE Life	BoE Life Assurance	NIB Life	BoE Life International	BoE Total
Shareholders' net assets	**44**	**85**	**11**	**420**	**560**
Value in force less cost of holding prudential reserves		**37**		**22**	**59**
– Value of in-force		**57**		**24**	**81**
– Cost of holding prudential reserves		**(20)**		**(2)**	**(22)**
Embedded value	**44**	**122**	**11**	**442**	**619**
Value of 15 months' new business				**1**	**1**

With effect from 1 January 2003, all future management fees charged on the business written in BoE Life Limited will be retained by the asset manager. Administration fees will be paid by the asset manager to BoE Life Limited which will broadly cover its running costs and the cost of capital. Hence no value of in-force business has been calculated in determining the embedded value. NIB Life is operated in a similar way.

4. EMBEDDED VALUE EARNINGS

Embedded value earnings are defined as the change in the embedded value over the period, adjusted for any capital raised or redeemed and dividends paid or provided for. During the 15 months ended 31 December 2002 BoE Life Assurance Limited made total dividend payments of R65 million.

Rm	BoE Life	BoE Life Assurance	NIB Life	BoE Life International	Total
Embedded value at 31 December 2002	**44**	**122**	**11**	**442**	**619**
Less: Embedded value at 30 September 2001	55	202	10	456	723
(Decrease)/increase in embedded value	(11)	(80)	1	(14)	(104)
Plus: Dividends paid and provided for		65			65
Embedded value (losses)/earnings	**(11)**	**(15)**	**1**	**(14)**	**(39)**

The above table reflects a 15-month period as the main portion of the embedded value lies within the BoE Life companies acquired during the year.

The components of the embedded value (losses)/earnings were as follows:

Rm	BoE Life	BoE Life Assurance	NIB Life	BoE Life International	Total
Value of new business				1	1
Expected profit on in-force business	4	11		6	21
Investment return on shareholders' net assets	8	9	1	9	27
Exchange rate fluctuations				16	16
Effect of change in basis – experience assumptions		(32)			(32)
Effect of change in basis – economic assumptions				(4)	(4)
Effect of change in methodology	(22)	3			(19)
Experience variations – investment variances		(1)		(23)	(24)
Experience variations – other variances	(1)	(5)		(19)	(25)
Embedded value (losses)/earnings	**(11)**	**(15)**	**1**	**(14)**	**(39)**
Embedded value (losses)/earnings as percentage of start embedded value, including dividends paid (%)	**(20,39)**	**(7,01)**	**7,15**	**(3,19)**	**(5,42)**

The change in methodology for BoE Life Assurance Limited related mainly to the treatment of future automatic premium updates. Allowance was made for a take-up rate of 100% per annum on compulsory escalations. Previously a take up rate of 75% per annum had been used. For voluntary premium increases the take-up rate remained at 75% per annum. Further, allowance is now being made for commission that may be clawed back in future as an offsetting value against elimination of negatives required in the reserves.

The change in basis for BoE Life Assurance Limited was made after a duration and product sensitive lapse investigation. The long-term lapse assumption was increased on average by 2,5% per annum. The value of future automatic increments was significantly affected by this change.

The change in methodology for BoE Life Limited related to previously retained investment management fees, which will in future be remitted to the investment manager and therefore not accrue to BoE Life Limited.

5. RISK DISCOUNT RATE

The risk discount rates used to determine the embedded value and the value of new business are set out in section 6. The risk discount rate appropriate to any investor depends on the investor's own requirements, tax position and perception of the risks associated with the realisation of future profits of each insurance company.

6. ASSUMPTIONS

The embedded value and the value of new business calculations were performed by using best-estimate assumptions consistent with the approach used to perform the financial soundness valuation for SA business. The investment return assumptions were determined with reference to the market interest rate on government bonds at the calculation date (31 December 2002), using SA bonds for BoE Life Assurance Limited and UK government bonds for BoE Life International. The future expense inflation assumptions were determined using an assumed differential relative to the market interest rates on government bonds.

(i) Assumed pretax investment returns, assumed expense inflation and risk-adjusted discount rates were as follows:

	South Africa BoE Life Assurance Limited		UK BoE Life International	
	Dec 2002	Sep 2001	**Dec 2002**	Sep 2001
Risk-free rate of return (%)	**11,00**	11,00	**4,37**	4,60
Equities (%)	**13,00**	13,00	**6,37**	6,60
Cash (%)	**9,00**	9,00	**3,37**	3,60
Inflation (%)	**7,00**	7,00	**2,37**	2,60
Risk discount rate (%)	**14,50**	14,50	**7,87**	8,10

(ii) Assumptions in respect of future mortality and morbidity, where appropriate, were based on the results of recent internal-experience investigations for each company. In addition, allowance was made, where appropriate, for the impact of expected Aids-related claims consistent with the recommendations of PGN105 issued by the Actuarial Society of South Africa.

(iii) Assumptions in respect of discontinuance rates were based on the results of recent internal-experience investigations for each company with the assumption of a continuation of recent experience.

(iv) Assumptions in respect of future expenses and initial expenses were based on recent experience for each company. The expense assumptions are consistent with a going-concern basis. For BoE Life Assurance Limited future investment expenses were based on the current scale of fees in place with BoE Asset Management. To the extent that this scale of fees includes margins for profits arising in BoE Asset Management, these margins have not been included in the assessment of the value of in-force business or the value of new business written by the insurance company. Profits on these fees will arise in BoE Asset Management.

(v) Future rates of bonus for with-profits and smoothed-bonus business in BoE Life International and BoE Life Assurance Limited were set at levels supportable by returns on the assets backing the business, given the assumed rates of return in (i). For BoE Life Assurance Limited an assumed investment mix of 65% equities, 25% gilts and 10% cash was used. For BoE Life International an assumed investment mix of 80% equities and 20% gilts was used, except for certain short-dated policies, which were assumed to be fully backed by cash. Where rates are guaranteed for a period in the future, bonuses are assumed to be declared at the guaranteed level for the duration of the guarantee before moving to the implied long-term sustainable rates once the guaranteed period is complete.

(vi) Current reserving bases were assumed to continue unchanged into the future.

(vii) It was assumed that current surrender and paid-up bases would apply in future.

(viii) Results for the UK operation were converted to rand at a rate of R13,766 to one pound sterling.

(ix) In calculating the value of in-force business and the value of new business for SA business allowance was made for future tax, based on the current four-funds dispensation. Full allowance was made for the impact of capital gains tax. No allowance was made for the impact of secondary tax on companies on future dividends payable to shareholders. No allowance was made for the possible taxation of future dividends from the UK company.

(x) In the calculation of the value of new business the definition of new business was as follows:
- BoE Life Assurance new business consisted of new policies written during the last 15 months. Where policies include an automatic premium increase facility, the value of in-force business includes an allowance for future premium increases at an assumed future take-up rate of 100% per annum on compulsory escalations and 75% per annum on voluntary escalations. Similarly, for new business written during the past year, the value includes the assumption that for policies with automatic premium increase facilities selected at the outset, a take-up rate of 100% per annum or 75% per annum on compulsory and voluntary increments respectively applies in future.
- BoE Life International new business consists of new policies and single-premium increments to existing policies.

	Base run	Risk discount rate +1%	Investment returns -1%	Lapse rates +10%	Expenses +10%	Expense inflation +10%	Mortality +10%
7. SENSITIVITIES							
BoE Life Assurance							
Value of in-force business less cost of holding prudential reserves	37	32	36	34	32	35	24
Percentage change		(13)	(2)	(13)	(9)	(4)	(35)
Value of 15 months' new business			1		(1)		(2)
Percentage change		(78)	80	(339)	(91)	(43)	(441)
BoE Life International							
Value of in-force business less cost of holding prudential reserves	22	21	20	22	21	21	22
Percentage change		(5)	(8)	(1)	(4)	(1)	
Value of 15 months' new business	1	1	1	1		1	1
Percentage change		(20)		(11)	(63)	(9)	(2)

For each of the abovementioned sensitivities the shareholder's net assets remain unchanged. For each sensitivity illustrated all other assumptions have been left unchanged. Except where indicated, each scenario uses the central risk discount rate shown in section 4(i). For the investment return sensitivity a corresponding reduction in bonus rates has been assumed, unless bonuses are constrained by any guarantees that exist under the expense sensitivity for BoE Life International. Allowance has been made for a reduction in long-term bonus rates consistent with the current bonus philosophy.

8. REVIEW BY THE INDEPENDENT ACTUARIES

A firm of independent consulting actuaries, has reviewed the methodology and calculation of the embedded value and the value of 15 months' new business written. They are satisfied that, based on the information supplied to them by each company, the methodology and assumptions are appropriate for the purpose of disclosing the embedded value in this report. They are further satisfied that these have been determined in accordance with generally accepted actuarial techniques and in line with the requirements of PGN 107 of the Actuarial Society of South Africa as well as that the approach has been applied consistently across the different insurance companies and at respective calculation dates.

Shareholder analysis

as at 31 December 2002

	Shareholders Number	%	Shares held Number	%
Portfolio size				
1 – 1 000	17 955	84,3	3 433 763	1,3
1 001 – 5 000	2 102	9,9	4 466 101	1,6
5 001 – 10 000	397	1,9	2 845 453	1,1
10 001 – 50 000	538	2,5	11 912 650	4,4
50 001 – 100 000	132	0,6	9 225 711	3,4
100 001 – 1 000 000	139	0,7	33 262 586	12,3
1 000 001 and over	25	0,1	205 529 056	75,9
Total	21 288	100,0	270 675 320	100,0

	Number of shares held in South Africa Number	%	Number of shares held other than in South Africa Number	%	Total shares Number	%
Public	**87 222 746**	**32,2**	**39 282 733**	**14,5**	**126 505 479**	**46,7**
Non-public shareholders	**143 699 180**	**53,1**	**470 661**	**0,2**	**144 169 841**	**53,3**
Directors	896 959	0,3	–	–	896 959	0,3
Old Mutual Life Assurance Company (SA) Ltd and associates	142 223 174	52,5	470 661	0,2	142 693 835	52,7
NES Investments	217 812	0,1		–	217 812	0,1
Nedcor retirement funds	263 568	0,1	–	–	263 568	0,1
Nedcor Ltd and associates (shares repurchased)	97 667	–	–	–	97 667	–
Total	**230 921 926**	**85,3**	**39 753 394**	**14,7**	**270 675 320**	**100,0**

According to information received by the directors, the following are the only shareholders, including asset managers' investment funds at 31 December 2002, beneficially holding, directly or indirectly, in excess of 5% of the ordinary share capital:

	Number of shares	%
Old Mutual Life Assurance Company (SA) Ltd and associates	142 693 835	52,7
Public Investment Commissioner (SA)	17 226 776	6,4

Shareholders' profile



Below threshold 0,68%
Unclassified 1,03%
Other funds 1,38%
Investment trust 1,4%
Private investor 4,12%
Other managed funds 4,48%
Unit trusts 10,91%
Pension funds 37,55%
Insurance companies 38,45%

Net asset value per share



1,76
2,03
2,66
3,33
2,55
6 300
6 136
6 423
02
01
00
99
98
Net asset value per share (cents)
Price-to-book (times)

Share performance on JSE Securities Exchange

	Year ended 31 December				
	2002	2001	2000	1999	1998
Share price (cents)					
Year-end	**11 110**	12 420	17 100	13 700	10 020
Highest	**15 400**	18 220	17 760	14 900	16 000
Lowest	**9 500**	10 880	10 300	9 970	6 900
Number of shares traded (thousands)	**143 774**	77 918	61 532	66 947	49 718
Value of shares traded (Rm)	**17 228**	11 100	8 883	8 495	5 734
Price-to-book (times)	**1,76**	2,03	2,66	3,33	2,55

Directorate

as at 1 March 2003

NEDCOR LIMITED

CF Liebenberg† (Chairman), aged 68 (reappointed 1996), CAIB(SA), FIBSA, AMP(Harvard), DCom(hc), is the former Minister of Finance in the South African Government of National Unity and past Chief Executive of Nedcor Limited. He is also Chairman of Nedbank Limited, as well as a Director of Old Mutual plc, Old Mutual Life Assurance Company (SA) Limited, Mutual and Federal Insurance Company Limited and Macsteel Holdings (Pty) Limited.

PG Joubert† (Deputy Chairman), aged 69 (appointed 1995), BA, DPWM, AMP(Harvard), is the Deputy Chairman of Nedcor Limited and Nedbank Limited. He is Chairman of BDFM Publishers (Pty) Limited, Delta Electrical Industries Limited, Delta Motor Corporation (Pty) Limited, Foodcorp Holdings (Pty) Limited, Impala Platinum Holdings Limited, Munich Reinsurance Company of Africa Limited, NEI Africa Limited and Sandvik (Pty) Limited. Other directorships include Old Mutual plc, Hudaco Industries Limited, Murray & Roberts Holdings Limited and South African Mutual Life Assurance Company (SA) Limited. He is past Chairman of African Oxygen Limited.

Prof MM Katz*, aged 58 (appointed 1997), BCom, LLB, LLM, LLD(hc), is Vice-chairman of Nedbank Limited and Chairman of Edward Nathan & Friedland (Pty) Limited. He is also Chairman of the Commission of Inquiry into the Tax System of South Africa and the Tax Advisory Committee, as well as an Honorary Professor of Company Law at the University of the Witwatersrand.

RCM Laubscher*, aged 51 (appointed 1992), BCom(Hons), AMP (Harvard), FIBSA, is Chief Executive of Nedcor Limited and Nedbank Limited and a Director of Old Mutual plc, Old Mutual Financial Services (UK) plc and Old Mutual Life Assurance Company (SA) Limited.

CJW Ball¥, aged 63 (appointed 2002), Dip Iuris, MA, is a Director of Nedbank Limited. He was previously a Director of BoE and BoE Bank Limited, and is a Director of Canal Walk Limited, Century City Limited, PG Bison Holdings (Pty) Limited, PG Bison Limited and Premier Foods Limited.

Dr IJ Botha*, aged 53 (appointed 2002), DCom, is a Director of Nedbank Limited and various subsidiary companies.

TA Boardman*, aged 53 (appointed 2002), BCom, CA(SA), is Chief Executive of Retail and Wealth Management and a Director of Nedbank Limited. Formerly Chief Executive of BoE Limited. Previous directorships include the Banking Council, Boardmans and Sam Newman Limited.

WAM Clewlow†, aged 66 (appointed 2000), OMSG, CA(SA), DEcon(hc), is a Director of Nedbank Limited. He is also a Non-executive Director and Chairman of the Compliance Committee of Old Mutual plc. He has been Chairman of Barloworld Limited since 1991. He was previously Chairman of the State President's Economic Advisory Council and Chief Executive of the Barlow Group and has managed many of its diverse divisions. He is also a Non-executive Director of Sasol Limited, Comparex Limited and Deputy Chairman of Old Mutual Life Assurance Company (SA) Limited.

RG Cottrell¥, aged 67 (appointed 2002), CA(SA), FCA, SEP(Stanford), is a Director of Nedbank Limited. Other directorships include African Oxygen Limited, Afrox Healthcare Limited, Glenrand MIB Limited, Imperial Bank Limited and Iscor Limited and he was previously Executive Officer of the Financial Services Board, Deputy Chairman and managing partner of Coopers & Lybrand and member of the Policy Board for Financial Services and Regulation, the Financial Markets Advisory Board and the Public Accountants' and Auditors' Board.

BE Davison¥, aged 57 (appointed 2002), BA(Law and Economics), is a Director of Nedbank Limited and Executive Chairman of Anglo American Platinum Corporation Limited, Director of Anglo American Corporation of SA Limited and President of the SA Chamber of Mines.

N Dennis (British)¥, aged 56 (appointed 2002), BCom(Hons), is a Director of Nedbank Limited and Chief Executive Officer of Tiger Brands Limited.

Prof B de L Figaji¥, aged 58 (appointed 2002), BSc(Eng), Dip Tertiary Educ, MEd, is a Director of Nedbank Limited. He is also Principal and Vice-chancellor of the Peninsula Technikon and member of the Council on Higher Education.

BJS Hore*, aged 42 (appointed 1999), BCom, AMP(Harvard), is Chief Executive of T&O and a Director of Nedbank Limited. Other directorships include Linx Holdings (Pty) Limited and Net1 Applied Technology Holdings Limited.

MJ Levett†, aged 63 (appointed 1987), DEconSc(hc), BCom, FFA, FIA, is a Director of Nedbank Limited. He is Chairman of Old Mutual plc and Deputy Chairman of Mutual & Federal Insurance Company Limited. He is also a Director of Barloworld Limited, Old Mutual South African Trust plc and SAB Miller plc.

JB Magwaza¥, aged 60 (appointed 1996), BA, MA (Warwick UK), is a Director of Nedbank Limited and Executive Director of Tongaat-Hulett Group Limited. He is Non-executive Chairman of Peoples Bank Limited. He also serves as a Non-executive Director of Dorbyl Limited and is on the boards of the Development Bank of Southern Africa and Ithala Development Finance Corporation Limited.

ME Mkwanazi¥, aged 49 (appointed 1999), BSc(Maths), BSc(Elec Eng), is a Director of Nedbank Limited and Group Executive Officer of Transnet Limited. Directorships include Freight Logistics International Inc, Transnet Limited and SAA.

Directorate

SG Morris*, aged 57 (appointed 1999), BCom, CA(SA), is the Group Financial Director of Nedcor Limited. He is also a Director of Nedbank Limited, Peoples Bank Limited and Imperial Bank Limited.

DGS Muller*, aged 50 (appointed 1999), BCom, CA(SA), AMP(Harvard), is the Chief Executive of Nedbank Corporate and a Director of Nedbank Limited. He is a Director of Peoples Bank Limited and Net 1 Applied Technology Holdings Limited.

ML Ndlovu*, aged 51 (appointed 1993), DipLR(Unisa), MAP(Wits), EDP(North Western USA), AMP(Harvard Business School), is a Director of Nedbank Limited and the Chief Executive Officer of Peoples Bank Limited. He is Non-executive Chairman of Africa Milestone Investments Limited, Lafarge South Africa (Pty) Limited, Nest Life Assurance Corporation Limited, Nest Life Funeral Administrators (Pty) Limited and the Environmental & Infrastructure Development Trust. He is a Director (Non-executive) of Nampak Limited, the South African National Roads Agency and the Community Growth Management Company Limited. He is the Deputy-Chairman of the Council of the Technikon Witwatersrand. He is a Member/Trustee of the Business Trust (Job Creation), the He' Atid Leadership Programme, the Multicultural Development Programme (Deloitte & Touche), the National Engagement for Ethics Development and St Anthony's Adult Education Centre. He is a member of the advisory board of the Otis Elevator Company and serves as a Commissioner for the Office of the Banking Adjudicator.

PF Nhleko†, aged 42 (appointed 2002), BSc, MBA, is a Director of Nedbank Limited. He is the Chief Executive of MTN Group Limited, a Director of Johnnic Holdings Limited and former executive Chairman and founding member of Worldwide African Investment Holdings Limited.

TH Nyasulu¥, aged 48 (appointed 2002), is a Director of Nedbank Limited. She is the Sole Proprietor of TH Nyasulu & Associates, a marketing and research company. She is Chairman of DBSA Development Fund and Director of AECI Limited, Anglovaal Industries Limited, Development Bank of Southern Africa, Sheer Quality (Pty) Limited, Tongaat-Hulett Group Limited, Tongaat-Hulett Sugar Limited, Turner Logistics (Pty) Limited and immediate past Chairman of the board of Ithala Development Finance Corporation.

JVF Roberts† (British), aged 45 (appointed 2001), BA(Hons)(Stirling), FCA, is the Group Financial Director of Old Mutual plc. He is also a Fellow of the Institute of Chartered Accountants of England and a member of the Association of Corporate Treasurers. Other Directorships include Mutual & Federal Insurance Company Limited, Old Mutual (US) Holdings and King & Shaxton. He was previously the Group Finance Director of Sun Life and Provincial Holdings plc.

AA Routledge*, aged 55 (appointed 1998), BCom, CA(SA), is a Director of Nedbank Limited. He is also a Non-executive Director of Murray & Roberts Holdings Limited.

CML Savage¥, aged 64 (appointed 2002), BSc(Eng), MBA, ISMP (Harvard), is a Director of Nedbank Limited and previously a director of BoE Limited. He is Chairman of the Tongaat-Hulett Group Limited and a Director of AECI Limited, African Rainbow Minerals Gold Limited, Delta Motor Corporation (Pty) Limited, Datatec Limited, Hulett Aluminium (Pty) Limited and Kumba Resources Limited.

JH Sutcliffe† (British), aged 46 (appointed 2001), BSc, is a Fellow of the Institute of Actuaries. He is also Chief Executive of Old Mutual plc. Previously Deputy Chairman of Liberty International Property and Financial Services and Chief Executive of Prudential UK.

Company Secretary
GS Nienaber, aged 51 (appointed 1993), BA, LLB, Dip Adv Banking.

* *Executive*
† *Non-executive*
¥ *Independent non-executive*

Executive management

T Adams, 40 (appointed 1996), BCom, Dip Acc, CA(SA), Risk
PA Armstrong, 49 (appointed 2000), FCIS, FCIBM, EMP(Sing), ENF (Corporate Governance)
PWJ Backwell, 43 (appointed 1997), BCom, BAcc, MCom (cum laude), CA(SA), HDip BDP, AMP(Harvard & Insead), FIBSA, Nedbank Retail
PW Behrens, 46 (appointed 1998), BIuris, LLB, Capital Management
J Bennett, 35 (appointed 1997), BCom, CAIB, SAIFM, Nedbank Retail
FM Berkeley, 46 (appointed 1997), BCom, BAcc, CA(SA), Nedbank Corporate
JR Bestbier, 47 (appointed 1999), B BusSc, CA(SA), Capital Management
SH Beyers, 51 (appointed 2001), CAIB(SA), FIBSA, HDip Adv Banking, EDP(Wits), Nedbank Corporate
NAT Botha, 49 (appointed 1999), Certificate in Estate and Financial Planning, Certificate in Estate and Trust Administration, Nedbank Retail
SA Boyd, 38 (appointed 2001), BCom, P Dip Acc, EDP(GIBS), T&O
TE Brincker, 39 (appointed 1999), BCom (cum laude), LLB (cum laude), LLM (cum laude), LLD, ENF
A Britton, 55 (appointed 2001), T&O
M Brown, 36 (appointed 1998), BCom, Dip Acc, CA(SA), Nedbank Corporate
RWR Buchholz, 44 (appointed 1999), BCom(UCT), CA(SA), Nedbank Corporate
N Burton, 54 (appointed 1993), ACIB, Nedbank Asia
SVR Casserly, 48 (appointed 1999), FCII(UK), AMP(Insead), ACII(UK), Nedbank Retail
P Caley, 42 (appointed 2001), EDP(UCT), Nedbank Corporate
C Cloete, 43 (appointed 2000), CAIB(SA), FIB(SA), AGA(SA), BCom (Acc), EDP(USB), AOP(Insead), SEP (Harvard), AEP(Unisa) SBL, Nedbank Corporate
P Cronin, 53 (appointed 1999), BCom, LLB, ENF
JC Cruickshank, 46 (appointed 1994), CA(SA), T&O
A Culbert, 41 (appointed 1987), CFA, Nedbank Retail
MV Danckwerts, 49 (appointed 2001), BCom, T&O
GA Dawson, 57 (appointed 1992), BSc, Dip (Business Administration), T&O
A de Souza, 38 (appointed 1998), BCompt(Hons), CA(SA), MBA, EDP (Insead), Nedbank Retail
EA de Villiers, 37 (appointed 1995), BCom, ENF
LM de Villiers, 47 (appointed 1993), BA, Nat Dip Elec Data Processing, SAIM, MAP(Harvard), T&O
GW Dempster, 47 (appointed 1992), BCom(CTA), CA(SA), AMP(Insead & Harvard), Nedbank Corporate
MJ Divett, 48 (appointed 1998), BA, LLB, BCom(Hons) (Tax), H Dip Tax, CA(SA), Group Taxation
BC Doyle, 34 (appointed 2000), BCompt(Hons), CA(SA), Nedbank Corporate
CM Drew, 39 (appointed 2001), BCom, LLM, CA(SA), PG Dip Acc, Nedbank Corporate
AD du Plessis, 43 (appointed 1989), BAcc(Hons)(USB), MCom(Tax)(RAU), CA(SA), Nedbank Corporate
JF du Plessis, 55 (appointed 1991), BCom(Hons)(USB), MBL(Unisa), Nedbank Corporate
SC du Plessis, 56 (appointed 2001), EDP, Commercial Bank of Namibia
JA du Plessis, 43 (appointed 1990), CA(SA), H Dip Company Law, Nedbank Corporate
BG Duguid, 41 (appointed 2001), CAIB(SA), FIBSA, Peoples Bank
DM Dykes, 43 (appointed 1994), BSc(Hons), MSc Econ, Economic Unit
JS Eisenhammer, 46 (appointed 1992), BCom, BAcc, CA(SA), Nedbank Corporate
MJ Feinstein, 50 (appointed 1999), BA, LLB, ENF
M Fienberg, 55 (appointed 1994), BA(Hons), CA(SA), Nedbank Retail
JE Fillmore, 46 (appointed 2002), BCom, AAT(SA), IOB, Group Finance
B Findlay, 56 (appointed 1986), BA, Nedbank Corporate
B Froneman, 52 (appointed 2001), BCom(FIN), Dip Marketing Management, T&O
WP Frost, 55 (appointed 1992), BCom(Hons), MBA, Nedbank Corporate
I Fuller, 47 (appointed 1990), AAT (SA), CAIB(SA), Dip Adv Banking, BCom Banking, Group Finance
GA Garden, 46 (appointed 1998), BA(Hons), Nedbank Retail
HCB Geldenhuys, 52 (appointed 2001), CAIB, EDP, AEP, FIBSA, T&O
S Gericke, 44 (appointed 1991), BCom(Hons), MCom, CISA, EDP (Insead), Product
D Gorven, 45 (appointed 1998), BSc QS, BCom ARICS, Nedbank Corporate
D Griffiths, 33 (appointed 2000), BCompt(Hons), CA(SA), Nedbank Corporate
D Hammond, 41 (appointed 1999), CA(SA,) H Dip Tax Law, Group Taxation
DWL Hardie, 44 (appointed 2001), BSocSci, BCom, CAIB(SA), M Inst M(UK), SEP(Harvard), Dip Mark, Nedbank Retail
GJ Hechter, 39 (appointed 2001), CA(SA), Dip Adv Banking, Group Internal Audit
G Heron, 37 (appointed 2001), CA(SA), Nedbank Corporate
VE Heunis, 60 (appointed 2000), Nat Dip Accounting and Auditing, AEP(Unisa), SMSP(Insead), AEP(UCT), T&O
PCW Hibbit, 53 (appointed 1991), BCom, CA(SA), H Dip(Tax), AMP (Harvard), Management Services
I Hindle, 38 (appointed 2002), CA(SA), T&O
TJ Howcroft, 46 (appointed 2001), EDP, SEP(Harvard), T&O
C Howell, 40 (appointed 1996), BCom, Dip Acc, CA(SA), Nedbank Corporate
KF Hudson, 41 (appointed 2001), BA, LLB, Nedbank Corporate
KM Hutchinson, 44 (appointed 1998), BCom, BCompt(Hons), Nedbank Corporate
PL Jackson, 49 (appointed 1998), BA(Rhodes), LLB(Natal), LLM(Cambridge), H Dip Tax, Nedbank Corporate
DT Jackson, 41 (appointed 2002), BCom, MBL(Unisa), CIAB(SA), SMP (Manchester UK), Nedbank Retail
MA Jarvis, 59 (appointed 1999), BA Econ(Hons), T&O

Executive management

IG Johnson, 36 (appointed 2002), BCom, BAcc, CA(SA), Nedbank Corporate
BN Kanyangarara, 45 (appointed 2001), BSc(Hons) (Eng), MBA, T&O
K Kassel, 45 (appointed 2002), MDP(SBL), T&O
HJ Kellerman, 42 (appointed 1992), BSc, BCompt, BCom(Hons), Capital Management
J Kendall, 38 (appointed 2000), BCompt(Hons), CA(SA), Nedbank Retail
B Kennedy, 43 (appointed 1996), BSc Eng (cum laude), MSc Eng, MBA(Wits), Nedbank Corporate
SE Kersten, 46 (appointed 2001), BA(Hons), Nedbank Retail
GT Kitchen, 42 (appointed 1997), MBA, T&O
WJ Kruger, 51 (appointed 2000), BA, BProc, LLB, Dip Adv Banking, Honorary Professor of Banking Law at Unisa, Legal
TP Lamont-Smith, 54 (appointed 2000), BCom(Wits), CA(SA), MBEd (Colorado), Peoples Bank
PH Lane, 46 (appointed 1994), BCom, FIFM, CAIB(SA), Treasury
PA Lawton, 54 (appointed 2000), CAIB(SA), Nedbank Corporate
P Leaf-Wright, 41 (appointed 1996), BCompt(Hons), CA(SA), Nedbank Retail
SC Lederman, 36 (appointed 1999), BProc, ENF
FA le Roex, 53 (appointed 1993), BEcon, London
SA Lewis, 53 (appointed 1999), BCom, LLB (cum laude), ENF
J Leyden, 50 (appointed 1999), BCom, LLB, Risk
R Lockhart-Ross, 44 (appointed 2000), CA(SA), Nedbank Corporate
B Longe, 42 (appointed 2002), T&O
CA Ludik, 56 (appointed 2001), CAIB(SA), EDP(USB), AMP(Unisa), Nedbank Corporate
JA Lumsden, 47 (appointed 2002), BCom, CAIB(SA), Nedbank Retail
D Macready, 44 (appointed 1997), BCom(Hons), CA(SA), Nedbank Retail
DL MacRobert, 62 (appointed 1999), BA, LLB, Barrister at Law, FSAIPA, ENF
MJ Manyi, 39 (appointed 2003), Nat Dip (Econ Geog), Higher Nat Dip (Econ Geog), DDP, SEP(Harvard), FSM, Chartered Marketer(SA), Peoples Bank
JG Maxwell, 42 (appointed 1997), BCom(Natal), Dip in Accountancy (Natal), CA(SA), Peoples Bank
WR Mc Adam, 42 (appointed 1990), BCom(USB), EDP(Insead GIBS), T&O
D Mc Mullen, 43 (appointed 2000), BCom, EDP, Dip Adv Banking, CFA, Group Finance
YA Mendelsohn, 31 (appointed 2000), BCom, LLB, ENF
AJ Meyer, 53 (appointed 1992), BCom, AEP, T&O
PD Morgan, 49 (appointed 2001), BCom, CA(SA), Nedbank Retail
AT Mukoki, 42 (appointed 2000), CAIB(SA), FIBSA, PGD(GMIT), SEP(Wits), SEP(Harvard), Peoples Bank
DA Munslow, 52 (appointed 1992), BA(Hons), MBA, Nedbank Retail
IS Mzimela, 41 (appointed 2002), MA(Regina, Canada), CSP(Sing), LDP(Ashridge UK) Group Human Resources
DV Nel, 56 (appointed 1992), CAIB (SA), FIBSA, PGD(GMIT), SEP(Wits), SEP(Harvard), Risk
ADW Niemandt, 54 (appointed 1992), CIS, AIB, T&O
GS Nienaber, 51 (appointed 1993), BA, LLB, Dip Adv Banking, Group Company Secretary
AM Pachyannis-Alman, 47 (appointed 2000), BSc(Hons), MBA, FIT(UCLA), Risk
KM Palmer, 43 (appointed 2002), BCom, CAIB(SA), Nedbank Retail
MS Parker, 50 (appointed 1995), CAIB(SA), FIBSA, AMP(Harvard), Asset and Liability Management
HW Payne, 58 (appointed 1995), PMD(Dip), Product
CJ Pearce, 58 (appointed 1999), BCom, CA(SA), AMP(Harvard), Group
AH Pearce, 45 (appointed 2000), BCom, BAcc, CA(SA), ABS(Harvard), IEP(Insead), Nedbank Retail
BW Peck, 47 (appointed 2001), BSc(Eng), MBA, Product
MW Pienaar, 35 (appointed 2000), CA(SA), Product
S Pieterse, 40 (appointed 1993), BCom(Hons), CA(SA), Nedbank Retail
SM Pityana, 43 (appointed 2002), BA(Hons), MA Politics and Sociology (University of London), Nedbank Corporate
CMG Previtera, 36 (appointed 1999), BEconSc(Wits), Nedbank Retail
CD Rankin, 42 (appointed 2001), BCom, BAcc, CA(SA), EDP, Product
WF Reitsma, 46 (appointed 1996), FIBSA, FIFM, CAIB, BTech Banking, MCom(Econ), Treasury
FWH Rieseberg, 53 (appointed 1993), AEP, AAT(SA), Group Finance
W Ross, 57 (appointed 1974), CA(SA), Nedbank Corporate
AJ Rossouw, 35 (appointed 1999), BCom Hons, BCompt Hons, CMA London, CA(SA), Dip Financial Markets and Instruments, EDP US Business School, Nedbank Corporate
SZ Roux, 60 (appointed 1975), Nedbank Corporate
J Schamrel, 57 (appointed 2000), T&O
WJH Scholtz, 53 (appointed 2001), Nat Diploma in Business Administration, T&O
RA Shuter, 35 (appointed 2000), BCom, PG Dip Acc, CA(SA), Nedbank Corporate
J Smale, 57 (appointed 1985), BCom, CA(SA), AMP(Harvard), Risk
PCE Smith, 47 (appointed 1997), CIS, Nedbank Corporate
GR Smith, 45 (appointed 2000), BSocSci, T&O
PM Southworth, 55 (appointed 1988), FIBSA, Old Mutual Bank
DA Stadler, 50 (appointed 1996), BAcc(Natal), MBA(CT), CA, CMA, Nedbank Corporate

MJ Stocks, 36 (appointed 2001), BCom, T&O
APJ Sutton-Pryce, 49 (appointed 1997), BA, FIBSA, RPP, Nedbank Corporate
F Swanepoel, 39 (appointed 2001), BCom(Acc) (Hons), MBA, SEP (Harvard), T&O
MA Thompson, 59 (appointed 1994), BCom(UN), MBA(UCT), AMP(Harvard), Regional Executive
GJ Toole, 39 (appointed 2001), BCom, CA(SA), Nedbank Corporate
JE Trevena, 48 (appointed 2001), BCom, MBL, CAIB(SA), AIAC, SEP (Harvard), Product
RW Tudhope, 43 (appointed 1992), BCom, BAcc, CA(SA), Strategy and Investor Relations
DJ van den Bergh, 54 (appointed 1993), Dip Law, Management Services
CA van der Burgh, 49 (appointed 1996), BProc, Nedbank Corporate
EAG van der Merwe, 48 (appointed 2001), MDP, Nedbank Retail
J van der Westhuizen, 46 (appointed 2000), BAcc, BCompt(Hons), CA(SA), Nedbank Corporate
R van Eck, 49 (appointed 1998), BCom, Nedbank Corporate
JG van Graan, 36 (appointed 2002), BCom(Hons), CA(SA), Dip Adv Banking, SMDP(USB), Nedbank Retail
AB van Heerden, 42 (appointed 2002), BCompt(Hons), CA(SA), Dip Adv Banking, IEP(Insead), Nedbank Retail
C van Horen, 36 (appointed 2000), CA(SA), PhD Economics, Nedbank Retail
R van Wyk, 46 (appointed 1993), BCom(Hons), BCompt, CA(SA), AMP(Insead), Risk
CD Vietri, 51 (appointed 1999), BCompt, CA(SA), MBA, CFA, Risk
RA Walton, 46 (appointed 1990), BCom, MBA, CFA, FIBSA, T&O
RD Wassenaar, 53 (appointed 1997), BSc, MBA, Nedbank Corporate
PW Weeks, 49 (appointed 1996), BSc(Eng), HNC(BS), Capital Management
PM Weinmann, 57 (appointed 2001), BSc, CA(SA), Group Finance
P Wessels, 45 (appointed 2000), BCom, CTA, Dip in Adv Banking Law, CA(SA), SA Institute of Stockbrokers, Nedbank Corporate
MR Weston, 40 (appointed 1990), BCom and Administration, CA(NZ), Nedbank Corporate
CL Wheater, 49 (appointed 1996), BCom, Dip Marketing Management, AMP(Insead), T&O
KB Whyte, 43 (appointed 1999), BA, LLB, ENF
I Willman, 55 (appointed 2001), BCom, AEP(Unisa), AMP(Harvard), Risk
HJ Wilson, 49 (appointed 1996), BCom, CA(SA), CISA, T&O
RF Wooddisse, 55 (appointed 1992), FIBSA, Nedbank Retail
CL Wulfson, 45 (appointed 1999), BCom, LLB (cum laude), ENF

Definitions

CAPITAL ADEQUACY RATIO
The capital adequacy of banks is measured in terms of the requirements of the South African Banks Act and its regulations. The ratio is calculated by dividing the tier 1 and tier 2 capital by the risk-weighted assets. The minimum South African total capital adequacy ratio for banks is 10% of risk-weighted assets.

Tier 1 (primary) capital
Primary capital consists of the issued share capital, the retained earnings and the reserves of the bank.

Tier 2 (secondary) capital
Secondary capital is made up of the long-term subordinated-debt and general bad-debt provisions net of taxation.

CASH FLOW
Financing activities
Activities that result in changes to overall shareholders' equity and minority interest of the group.

Investing activities
Activities relating to the acquisition, holding and disposal of fixed assets, long-term investments, investments in associate companies and subsidiary companies.

Operating activities
Activities that are not financing or investing activities and which arise from the operations conducted by the group.

Core earnings
Core earnings is a measure of the group's core operational performance. Core earnings is derived from headline earnings and excludes further exceptional items as defined (see Exceptional non-core items).

COST-TO-TOTAL INCOME
Operating expenses as a percentage of income from normal operations. The ratio of core cost-to-total income excludes items as defined within core earnings.

DEFERRED TAXATION ASSETS
Deferred taxation assets are the amounts of income taxes recoverable in future periods in respect of:
- deductible temporary differences arising due to differences between the tax and accounting treatment of transactions; and
- the carrying forward of unused tax losses.

DEFERRED TAXATION LIABILITIES
Deferred taxation liabilities are the amounts of income taxes payable in future periods due to differences between the tax and accounting treatment of a transaction.

DIVIDEND COVER
Core earnings per share divided by dividends per share.

DIVIDEND PER SHARE
Dividend per share is the actual interim dividend paid and the final dividend declared for the financial year under consideration, expressed as cents per share.

DIVIDEND YIELD
Dividend per ordinary share as a percentage of the closing share price of ordinary shares.

DOUBTFUL DEBTS PROVISIONS
The specific and general provisions for doubtful debts made in the annual financial statements for possible losses to be incurred on advances. It is generally accepted practice in the financial services industry to refer to these impairment loss provisions as provisions for doubtful debts.

EARNINGS PER SHARE
Basic earnings basis
Net profit for the year divided by the weighted average number of ordinary shares in issue during the year.

Headline earnings basis
Headline earnings divided by the weighted average number of shares in issue during the year.

Core earnings basis
Core earnings divided by the weighted average number of shares in issue during the year.

Fully diluted basis
The relevant earnings figure is adjusted for the assumed adjustments to income that are expected to arise as a result of ordinary shares being issued from dilutive instruments. The resultant earnings are divided by the weighted average number of shares and other dilutive instruments (ie potential ordinary shares) outstanding at the year-end, assuming they had been in issue for the year.

EARNINGS YIELD
Headline earnings per share as a percentage of the closing price of ordinary shares.

EFFECTIVE TAX RATE, EXCLUDING ASSOCIATE INCOME AND EXCEPTIONAL CAPITAL ITEMS
The taxation charge in the income statement, excluding taxation relating to exceptional capital items, as a percentage of headline earnings, excluding the share of earnings of associate companies.

EMBEDDED VALUE
Embedded value is an estimate of the economic value of a company excluding any goodwill element attributable to future new business.

EMPLOYEE BENEFITS
Employee benefits include all forms of consideration given by the group in exchange for services rendered by employees.

EXCEPTIONAL CAPITAL ITEMS
Comprise the following:
- surpluses and losses on disposal of long-term investments, subsidiaries, joint ventures and associates;
- amortisation of goodwill arising on acquisition of subsidiaries, joint ventures and associates;
- surpluses and losses on the sale or termination of an operation;
- capital cost of fundamental reorganisation or restructuring having a material effect on the nature and focus of the reporting entities' operations;
- impairments of investments and property and equipment; and
- other items of a capital nature.

NON-CORE ITEMS
Comprise the following:
- foreign exchange translation gains and losses;

- other exceptional revenue or cost items of a material nature as disclosed separately in the income statement; and
- other costs for fundamental merger, reorganisation or restructuring events that have a material effect on the nature and focus of the reporting entities' operations and the taxation effect thereof.

HEADLINE EARNINGS
Headline earnings is a measure of the group's trading performance for the period and not a measure of maintainable earnings.

For purposes of the definition and calculation, the opinion on 'headlines earnings' as issued by the Institute of Investment Management and Research in the UK has been used.

Headline earnings consist of the earnings attributable to ordinary shareholders, excluding exceptional capital items.

HEADLINE EARNINGS PER EMPLOYEE
Headline earnings divided by the number of employees in service at the year-end.

NET ASSET VALUE PER SHARE
Ordinary shareholders' equity divided by the number of shares in issue, less any treasury shares held.

NET INTEREST MARGIN
Net interest income expressed as a percentage of average interest-bearing assets.

NON-INTEREST REVENUE TO TOTAL INCOME
Income from normal operations, excluding net margin as a percentage of income from normal operations.

NON-PERFORMING ADVANCES
Advances are classified as non-performing when:
- a counterparty is under judicial management or declared insolvent; or
- management is doubtful about the collection of future cash flows.

ORDINARY SHAREHOLDERS' EQUITY
Ordinary share capital, share premium and reserves.

PRICE-EARNINGS RATIO
The closing price of ordinary shares divided by headline earnings per share.

PROPERTIES IN POSSESSION
Properties acquired through payment defaults in respect of a loan secured by the property.

RISK-WEIGHTED ASSETS
Risk-weighted assets are determined by applying risk weighting to balance sheet assets and off-balance-sheet financial instruments according to the relative credit risk of the counterparty. The risk weighting for each balance sheet asset and off-balance-sheet financial instrument is regulated by the South African Banks Act.

RETURN ON ASSETS (ROA)
Headline earnings or core earnings expressed as a percentage of average total assets.

RETURN ON EQUITY (ROE)
Headline earnings or core earnings, excluding income attributable to minority shareholders, expressed as a percentage of average ordinary shareholders' equity and minority shareholders' interest.

SEGMENTAL REPORTING
Operational segment
A distinguishable component of the group based on the market on which each business area focuses and which is subject to risks and returns that are different from those of other operating segments.

Geographical segment
A distinguishable component of the group that is engaged in providing services within a particular economic environment and is subject to risks and returns that are different from those of components operating in other economic environments.

TRIPLE BOTTOM LINE
Triple bottom line refers to sustainability in three dimensions: the economic, environmental and social aspects of a company's activities. This is an approach that has been brought to the forefront by the second King Report on Corporate Governance.

TOTAL INCOME
Core income from operations, excluding exceptional capital items and non-core exceptional items.

TREASURY SHARES
Ordinary shares in Nedcor Limited acquired by group companies in terms of an approved share repurchase transaction.

WEIGHTED AVERAGE NUMBER OF SHARES
The number of ordinary shares in issue, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, less treasury shares held by entities in the group, weighted on a time basis for the period during which the entities held these shares.

Group addresses

NEDCOR LIMITED
135 Rivonia Road
Sandown
2196
PO Box 1144
Johannesburg, 2000
Tel: +27 (0) 11 294 0999
Fax: +27 (0) 11 295 0999
Website: http://www.nedcor.com
Email: nedcorir@nedcor.co.za

NEDBANK LIMITED
135 Rivonia Road
Sandown
2196
PO Box 1144
Johannesburg, 2000
Tel: +27 (0) 11 294 0999
Fax: +27 (0) 11 295 0999
Website: http://www.nedbank.com
Email: nedcorir@nedcor.co.za

Peoples Bank
13th Floor, 100 Main Street, Johannesburg, 2001
PO Box 1144, Johannesburg, 2000
Tel: +27 (0) 11 630 7111
Fax: +27 (0) 11 630 6715
Website: http://www.peoplesbank.co.za
Email: peoplesbank@nedcor.co.za

Nedbank Retail/Nedbank Corporate
135 Rivonia Road, Sandown, 2196
Tel: +27 (0) 11 294 4444
Fax: +27 (0) 11 295 1111

Technology and Operations
105 West Street, Sandown, 2196
PO Box 1144, Johannesburg, 2000
Tel +27 (0) 11 881 4911
Fax : +27 (0) 11 881 4911

Nedcor Wealth Management
Clock Tower Precinct
V&A Waterfront
Cape Town, 8001
PO Box 86, Cape Town, 8000
Tel: +27 (0) 21 416 6000
Fax: +27 (0) 21 416 9926

Gerrard Private Bank
5 Mount Pleasant
Douglas, Isle of Man
British Isles, IM12PU
Tel: +944 1624 645 000
Fax: +944 1624 627 218
Email: iom@gerrardpb.com

Chiswell Associates Limited
No 4 Chiswell Street
Finsbury Square
London EC1Y 4UP
United Kingdom
Tel: +44 (0) 20 7614 8000
Fax: +44 (0) 20 7454 0888
Telex: 291986
Website: http://www.chiswell.co.uk
Email: email@chiswell.co.uk

Stenham Gestinor
34 – 35 John Street
London WC1N 2AT
United Kingdom
Tel: +44 (0) 20 7841 1800
Fax: +44 (0) 20 7841 1864
Website: http:www.stenhamgestinor.com
Email: info@stengest.com

Nedcor Securities
Clock Tower Precinct
V&A Waterfront
Cape Town, 8001
PO Box 86, Cape Town, 8000
Tel: +27 (0) 21 416 6000
Fax: +27 (0) 21 416 9927

Imperial Bank Limited
140 Boeing Road East
Elma Park, Edenvale
Tel: +27 (0) 11 879 2000
Fax: +27 (0) 11 453 9646
Email: mailbox@imperialbank.co.za

TRANSFER SECRETARIES
Computershare Investor Services Limited
70 Marshall Street
Johannesburg, 2001
Tel: +27 (0) 11 370 5000
Fax: +27 (0) 11 370 5018

FOREIGN BRANCHES

London
Nedbank House
20 Abchurch Lane
London EC4N 7AD
United Kingdom
Tel: +44 (0) 20 7203 4200
Fax: +44 (0) 20 7621 9304
Telex: 886 208/895 6177
Website: http://www.nedbank.co.uk
Email: ebetts@nedbank.co.uk

Isle of Man
Nedcor House
29-33 Bucks Road
Douglas, Isle of Man
British Isles
IM1 3DD
Tel: +44 (0) 1624 61 2893
Fax: +44 (0) 1624 61 2836
Email: nedbank@nib-int.com

Singapore
Prudential Towers
30 Cecil Street
10 – 05 Singapore 049712
Tel: +65 6416 9438
Fax: +65 6438 8360
Email: gen@nedcor.com.sg
Email: nedcorbk@singnet.com.sg

Hong Kong
1808 – 1811 Great Eagle Centre
23 Harbour Road, Hong Kong
Tel: +852 2 829 9111
Fax: +852 2 802 0550
Telex: 8 6841 NDASA HX
Website: http://www.nedcor.com.hk
Email: nbl@nedcor.com.hk

FOREIGN SUBSIDIARIES

Nedbank (Swaziland) Limited
Nedbank Centre
Nedbank Plaza
Corner Riverside and Bypass Roads
Mbabane, Swaziland
Tel: +268 404 3351
Fax +268 404 4060
Email: nedbank@iafrica.sz

Nedbank (Lesotho) Limited
1st Floor, Nedbank Building
Kingsway Road, Maseru, 100
Lesotho
Tel: +266 31 2696
Fax: +266 31 0025
Email: nedles@adelfang.co.za

Nedcor Trade Services
5th Floor, Barkly Wharf
Le Caudan Waterfront, Old Pavillion Street
Port Louis, Mauritius
Tel: +230 210 3153
Fax +230 210 3154
Tollfree 0800 008 146
Email: nedcortrade@intnet.mu

Fincom Bank of Malawi Limited
Development House
Corner Victoria Avenue and Henderson Street
Blantyre, Malawi
PO Box 750, Blantyre, Malawi
Tel: +265 1 62 0477
Fax: +265 1 62 0102
Email: office@mw.nedcor.com

REPRESENTATIVE OFFICES

People's Republic of China
Unit C507, 5th Floor, Beijing Lufthansa Centre
50 Liangmaqiao Road
Chaoyang District
Beijing 100016 PRC
Tel: +8610 6 463 7939
Fax: +8610 6 463 7938
Email: nedbankj@nedcor.com.cn

Group addresses

Taiwan
Rm1202, 12F 205 Tun Hwa North Road
Taipei 105, Taiwan ROC
Tel: +886 2 2719 8911
Fax: +886 2 2179 3752
Email: nedbank@ms12.hinet.net

BANKING AFFILIATES

Commercial Bank of Namibia Limited
12 – 20 Bülow Street
Windhoek, Namibia
Tel: +26461 295 9111
Fax: +26461 295 2079
Email: Service@C-Bank.com.na

State Bank of Mauritius Limited
6th Floor, State Bank Tower
Queen Elizabeth I I Avenue
Port Louis, Mauritius
PO Box 152, Port Louis, Mauritius
Tel: +230 202 1545
Fax: +230 202 1666
Website: http://www.sbmonline.com
Email: reddy@sbm.intnet.mu

Banque SBM Madagascar
1 Rue Andrianary Ratianariva
Antsahavola – Antananarivo 101
Madagascar
Tel: +261 2 022 666 07/46/47/55
Fax: +261 2 022 666 08

SBM Nedbank International Limited
6th Floor, State Bank Tower
Queen Elizabeth I I Avenue
Port Louis, Mauritius
Tel: +230 202 1465
Fax: +230 210 7819
Email: sbmnedbank@sbm.intnet.mu

AUDITORS

Deloitte & Touche
Deloitte & Touche Place, The Woodlands
Woodlands Drive, Woodmead, 2128
Private Bag X6, Gallo Manor, 2052
Tel: +27 (0) 11 806 5000
Fax: +27 (0) 11 806 5003

KPMG Inc
KPMG Crescent, 85 Empire Road
Parktown, 2193
Private Bag 9, Parkview, 2122
Tel: +27 (0) 11 647 7111
Fax: +27 (0) 11 647 8000

GRAPHICOR 28248

NEDCOR

www.nedcor.com

NEDCOR